ORIGINAL



As filed with the Securities and Exchange Commission on April 22, 2015
File No. 021-153516

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 1-A

REGULATION A OFFERING STATEMENT
UNDER THE SECURITIES ACT OF 1933

The Victory Bancorp, Inc.
(Exact name of issuer as specified in its charter)

Pennsylvania
(State or other jurisdiction of incorporation or organization)

548 North Lewis Road
Limerick, Pennsylvania 19468
(610) 948-9000
(Address, including zip code, and telephone number,
including area code of issuer's principal executive office)

Mr. Joseph W. Major
Chairman and Chief Executive Officer
The Victory Bancorp, Inc.
548 North Lewis Road
Limerick, Pennsylvania 19468
(610) 948-9000
(Name, address, including zip code, and
telephone number, including area code, of agent for service)

With Copies to:
Christina M. Gattuso, Esq.
Kilpatrick Townsend & Stockton LLP
607 14th Street, NW, Suite 900
Washington, DC 20005
(202) 508-5800

6022
(Primary Standard Industrial
Classification Code Number)

27-0897883
(I.R.S. Employer
Identification Number)

This offering statement shall only be qualified upon order of the Securities and Exchange Commission, unless a subsequent amendment is filed indicating the intention to become qualified by operation of the terms of Regulation A.

PART I
NOTIFICATION

Item 1. **Significant Parties**

(a) Directors of The Victory Bancorp, Inc.

Joseph W. Major, Chairman
Alan S. Apt
Matthew B. Bates
Robert L. Brant
Michael A. Eddinger
Karl Glocker
Kevin L. Johnson
Dennis R. Urffer

The business address of each director is:

The Victory Bancorp, Inc.
548 North Lewis Road
Limerick, Pennsylvania 19468

(b) Officers of The Victory Bancorp, Inc.

Joseph W. Major, Chairman and Chief Executive Officer
Richard L. Graver, President and Chief Lending Officer
Eric B. Offner, Executive Vice President and Chief Credit Officer
Robert H. Schultz, Chief Financial Officer, Chief Operating Officer and Secretary

The business address of each officer is:

The Victory Bancorp, Inc.
548 North Lewis Road
Limerick, Pennsylvania 19468

(c) Not applicable.

(d) CEDE & Co., the nominee of the Depository Trust Co., 55 Water Street, New York, New York 10041 and Joseph W. Major, 548 North Lewis Road Limerick, Pennsylvania 19468, are record owners of five percent or more of The Victory Bancorp, Inc.'s common stock, par value $1.00.

(e) The issuer is not aware of any beneficial owners of five percent or more of any class of its equity securities.

(f) There are no promoters in connection with this offering.

(g) The Victory Bank, 548 North Lewis Road, Limerick, Pennsylvania 19468, is a wholly owned subsidiary of The Victory Bancorp, Inc.

(h) Counsel to The Victory Bancorp, Inc. is:

Kilpatrick Townsend & Stockton LLP
607 14th Street, NW, Suite 900
Washington, DC 20005

(i) There are no underwriters in connection with this offering.

(j) Not applicable.

(k) Not applicable.

(l) Not applicable.

(m) Not applicable.

Item 2. Application of Rule 262

No persons identified in response to Item 1 are subject to any of the disqualification provisions set forth in Rule 262.

Item 3. Affiliate Sales

Not applicable.

Item 4. Jurisdictions in Which Securities Are to be Offered

(a) No securities are to be offered by underwriters, dealers or salespersons in connection with this offering.

(b) The common stock to be offered by The Victory Bancorp, Inc. will be offered to The Victory Bancorp, Inc.'s existing security holders and individuals who reside in the Commonwealth of Pennsylvania, the State of New Jersey or the State of Florida. The shares sold by The Victory Bancorp, Inc. pursuant to the Offering Circular are being offered to the individuals identified above by delivery of the Offering Circular by U.S. Mail or by hand-delivery to such individuals in person.

Item 5. Unregistered Securities Issued or Sold Within One Year

None.

Item 6. Other Present or Proposed Offerings

There are no other present or proposed offerings.

Item 7. **Marketing Arrangements**

(a) There is no arrangement to limit or restrict the sale of other securities of the same class as those to be offered for the period of distribution, to stabilize the market for any securities to be offered, or for withholding commissions.

(b) No underwriter will be used in connection with this offering.

Item 8. **Relationships with Issuer of Experts Named in Offering Statement**

None.

BDO USA, LLP is The Victory Bancorp, Inc.'s independent registered public accountants. BDO USA, LLP is not employed by The Victory Bancorp, Inc. on a contingent basis nor does BDO USA, LLP have a material interest in The Victory Bancorp, Inc. or its subsidiary.

Item 9. **Use of Solicitation of Interest Document**

There will be no use of a solicitation of interest document in connection with this offering.

PART II

OFFERING CIRCULAR

OFFERING CIRCULAR

729,927 shares

THE VICTORY BANCORP, INC.

We are offering up to 729,927 shares of our common stock, par value $1.00 per share, at a price of $6.85 per share. This offering is being conducted pursuant to an exemption from registration under Regulation A of the Securities Act of 1933, as amended.

The maximum amount of common stock that we may issue or sell, in this Offering, is subject to a maximum limitation which limits the aggregate consideration that we receive for all securities sold pursuant to this Offering, and for the sale of any other securities which we are required to integrate with this Offering under the rules of the Securities and Exchange Commission, to no more than $5.0 million in any 12 month period. We have not sold any securities in the twelve month period prior to this Offering. On March 25, 2015, the Securities and Exchange Commission adopted final rule amendments to Regulation A to implement Section 401 of The Jumpstart Our Business Startups ("JOBS") Act to increase this amount to $50 million. The final rule amendments are effective 60 days after being published in the Federal Register.

We are offering our common stock to our existing stockholders and to individuals who are not our stockholders and who reside in the Commonwealth of Pennsylvania, the State of New Jersey or the State of Florida.

Investing in our common stock involves risks. See *"Risk Factors"* beginning on page 9 of this Offering Circular to read about risks you should carefully consider before making your investment decision.

	Per Share	Total
Offering Price	$6.85	$5,000,000
Proceeds to us, after expenses (1)	$6.69	$4,880,000

(1) Expenses are estimated. There are no underwriters in connection with the Offering.

Neither the Securities and Exchange Commission, the Federal Deposit Insurance Corporation ("FDIC"), the Board of Governors of the Federal Reserve System nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this Offering Circular. Any representation to the contrary is a criminal offense.

Shares of our common stock are not savings accounts, deposits or other obligations of a depository institution and are not insured by the FDIC or any other government agency.

Neither this Offering nor the shares being offered hereby have been registered with the Securities and Exchange Commission, the FDIC, the Board of Governors of the Federal Reserve System, the Pennsylvania Corporation Commission, the Pennsylvania Department of Banking and Securities ("DOBS") or the securities commission of any state or other jurisdiction.

The United States Securities and Exchange Commission does not pass upon the merits of or give its approval to any shares of common stock offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering circular or offered selling literature. These shares of common stock are offered pursuant to an exemption from registration with the Securities and Exchange Commission; however, the Securities and Exchange Commission has not made an independent determination that the shares of common stock offered hereunder are exempt from registration.

The date of this Offering Circular is ______________, 2015

TABLE OF CONTENTS

ABOUT THIS OFFERING CIRCULAR

You should rely only on the information contained in this Offering Circular. We have not authorized anyone to provide you with different or additional information. We take no responsibility for, and can provide no assurance as to the reliability of, any different or additional information that others may give you. If anyone provides you with different or inconsistent information, you should not rely on it.

This Offering Circular is not an offer to sell, nor is it seeking an offer to buy, shares of our common stock in any jurisdiction where the offer or sale is not permitted. The information contained in this Offering Circular is accurate only as of the date of this Offering Circular, regardless of the time of the delivery of this Offering Circular or any sale of our common stock. Our business, financial condition, results of operations and growth prospects may have changed since that date. Information contained on, or accessible through, our website is not part of this Offering Circular.

MARKET DATA

We obtained the statistical and other market data used in this Offering Circular from independent industry sources and publications as well as from research reports prepared by third parties. Industry publications and surveys and forecasts generally state that the information contained therein has been obtained from sources believed to be reliable. Although we believe that this information is reliable, we have not independently verified such information.

OFFERING CIRCULAR SUMMARY

This summary highlights selected information contained in this Offering Circular and may not contain all of the information that you need to consider in making your investment decision. To understand this Offering fully, you should read the entire offering circular carefully, including the section titled "Risk Factors" and our consolidated financial statements.

Unless we state otherwise or the context otherwise requires, references to "we," "our," "us" and "the Company" refer to The Victory Bancorp, Inc., a Pennsylvania corporation, and our consolidated subsidiary, The Victory Bank, a Pennsylvania state-chartered bank, and references to "the Bank" or "Victory Bank" refer to The Victory Bank.

Overview

We are a bank holding company headquartered in Limerick, Pennsylvania, offering a wide range of commercial banking products tailored to meet the needs of individuals and small to medium-sized businesses through The Victory Bank, our Pennsylvania-chartered commercial bank subsidiary. We serve our primary markets of Montgomery, Chester and Berks Counties, Pennsylvania, from our main office located in Limerick. Victory Bank was chartered as a de novo commercial bank by Joseph W. Major, our Chairman and Chief Executive Officer, and a group of local individuals, including our board of directors, in 2008. We believe we will have continuing opportunities to grow organically and will consider strategic acquisitions as an additional means of growth. With an experienced management team, excellent credit quality and an infrastructure capable of accommodating our growing franchise, we believe that we are positioned to take advantage of market opportunities in the future.

As of December 31, 2014, we had consolidated total assets of approximately $157.3 million, total loans of $148.1 million, total deposits of $129.9 million and total stockholders' equity of $13.4 million. The largest component of our loan portfolio at December 31, 2014 was our commercial mortgage loans, which totaled $72.0 million, or 48.7% of our total loans, followed by commercial lines of credit and commercial term loans, which were 13.6% and 13.1% of total loans, respectively, at December 31, 2014. Other consumer and construction loans, which totaled 10.2% and 8.0%, respectively, of our total loans at December 31, 2014, constituted the remaining significant components of our loan portfolio. We generate a substantial portion of our revenue from our lending activities, in the form of both interest income and loan-related fees. Loan interest income was $7.4 million for the year ended December 31, 2014 comprising substantially all of our interest income for that period.

Our History and Growth

The Victory Bank was chartered as a de novo commercial bank with an initial capitalization of $10.3 million primarily from local investors, including our board of directors and executive management. We commenced operations on January 16, 2008. Since inception, the Bank's growth has been organic. Our first profitable year was 2011 and we have continued to be profitable each year since then.

Our current operations primarily consist of making loans and accepting deposits in our market areas, and our income is derived chiefly from interest and fees charged on loans and from fees for the deposit services that we offer. We currently generate a small amount of interest income from returns on our investment securities. We do not currently offer trust or insurance products or wealth management services.

Our Competitive Strengths

We believe that we are well-positioned to create value for our shareholders, particularly as a result of our attractive markets and the following competitive strengths:

- ***Experienced Management Team.*** Our management team has a long and successful history of managing banks, with an average of 25 years of banking experience across six senior executives. Our

senior managers have a demonstrated track record of managing growth profitably, maintaining a strong credit culture and implementing a relationship-based approach to banking.

- ***Technology Infrastructure in Place for Growth.*** We have embraced the latest technological developments in the banking industry, which we believe allows us to better leverage our employees by enabling them to focus on developing customer relationships, generate retail deposits in an efficient manner, expand the suite of products that we can offer to customers and allows us to compete more efficiently and effectively as we grow.

- ***Our Primary Focus is on Commercial Customers.*** We are a niche bank that focuses on small businesses and professional practice groups. We provide loans to, and obtain deposits from, such companies and their principals. Our lending team has years of experience in this type of lending and we have been successful at it. We understand our customers' needs in this market and the risks associated with this type of lending.

- ***Excellent Work Force.*** We believe we have a superior work force. We make our hiring decisions based on a variety of factors, including experience, talent and character. We offer a competitive compensation and benefits package to our employees to reward them and to retain such individuals as our employees over the long term. Our chief executive officer, chief financial officer, chief banking and lending officer and chief retail officer all have been with the Bank since inception and our chief credit officer joined the Bank in the first year after we opened for business. Many of our employees have also been with us since the inception of the Bank.

Our Operating Strategy

Our goal is to become the bank of choice in the markets that we serve, while seeking to provide an attractive return to our shareholders. We have implemented the following operational strategies to achieve this goal:

Focus on customer satisfaction. We believe that customer satisfaction is a key to generating sustainable growth and profitability. While continually striving to ensure that our products and services meet our customers' demands, we also encourage our officers and employees to focus on providing personal service and attentiveness to our customers in a proactive manner.

Our focus on customer satisfaction also underpins our referral-based strategy, since we believe that a customer who knows and trusts his or her representative at the Bank is more likely to refer his or her friends, family and business partners to us. Our loan officers have been actively involved in a direct lending capacity in our markets for many years, which tends to make such referrals more likely. Our directors and shareholders also have provided a good source of introductions and referrals, and we anticipate such introductions and referrals will continue to occur.

Continue to maintain strong credit quality. Through disciplined underwriting procedures and management of our concentrations and credits, we have maintained our asset quality despite the economic downturn beginning in 2008, even as we have grown our franchise. We proactively and decisively deal with problem credits as they are identified. At December 31, 2014, delinquent loans were 1.2% of total loans, while our annualized net charge-offs were 0.1% of total average loans for the year ended December 31, 2014 and our allowance for loan losses as a percentage of total nonperforming loans was 85.0%. Net charge-offs as a percentage of average loans averaged 0.1% and 0.0% for the years ended December 31, 2014 and 2013, respectively.

Maintain Strong Capital. We have also maintained strong capital levels throughout our operating history. We have supplemented the capital generated by our operations through one exempt offering of our preferred stock and through the issuance of preferred stock to the U.S. Department of Treasury under the Small Business Lending Fund ("SBLF"). We raised a total of $2.6 million in the exempt offering from investors predominantly located within our markets and raised $3.4 million from the issuance of the SBLF preferred stock. At December 31, 2014, we had an 8.1% tier 1 leverage capital ratio, an 8.8% tier 1 risk-based capital ratio and a 10.0% total risk-based capital ratio.

Our Markets

Our service area primarily includes Montgomery, Chester and Berks counties, Pennsylvania, which are Pennsylvania's 3rd, 7th and 9th most populous counties, respectively, with approximately 812,376, 509,468, and 413,521 residents, respectively, according to the U.S. Census Bureau's 2013 Population Estimate. The median household income in 2013 for Montgomery, Chester and Berks counties was $79,183, $86,050 and $55,170, respectively, according to the U.S. Census Bureau. Chester and Montgomery counties rank first and second, respectively, in Pennsylvania county household income.

Corporate Information

Our principal executive office is located at 548 North Lewis Road, Limerick, Pennsylvania 19468, and our telephone number at that address is (610) 948-9000. Our website address is www.thevictorybank.com. The information contained on our website is not a part of, or incorporated by reference into, this Offering Circular.

THE OFFERING

The following summary of the offering contains basic information about the offering and our common stock and is not intended to be complete. It does not contain all the information that may be important to you, and you are encouraged to carefully review in its entirety the remainder of this Offering Circular.

Common stock offered by us	729,927 shares of common stock
Common stock outstanding after this Offering	1,755,391 shares of common stock [(1)]
Use of Proceeds	We estimate that the net proceeds to us from this Offering, after deducting estimated offering expenses payable by us, will be approximately $4.85 million based on an offering price of $6.85 per share. We intend to use the net proceeds of this Offering (substantially all of which we intend to contribute to the capital of The Victory Bank) primarily to support growth in loans and deposits and for other general working capital and corporate purposes. While not currently anticipated, we may consider using some of the proceeds to redeem a portion of our outstanding preferred stock. See "*Use of Proceeds.*"
Dividend Policy	We have not paid any dividends on our common stock since our organization in 2008 and do not presently intend to pay dividends on our common stock. Our board of directors will make any determination whether or not to pay dividends on our common stock based upon our results of operations, financial condition, capital requirements, regulatory and contractual restrictions (including with respect to our preferred securities, which are senior to our shares of common stock and have a preference on dividends), our business strategy and other factors that the board deems relevant. See "*Dividend Policy.*"
Rank	Our common stock is subordinate to our preferred securities with respect to the payment of dividends and the distribution of assets upon liquidation. We pay dividends on our outstanding preferred stock. See "*Description of Victory Bancorp Capital Stock–Preferred Stock.*" In addition, our common stock will be subordinate to any preferred stock or debt that we may issue in the future.
Listing	We have applied to have our common stock quoted on the OTC Markets. There is no assurance that our application will be approved or, if approved, that an active trading market will develop for our common stock.
Determination of Offering Price	There has been no public market for our common stock prior to this offering. The offering price was determined by our board of directors taking into account various factors, including among others, our book value, our earnings prospects and market conditions at the time of this offering.
Closing	We may conduct an initial closing once we have received subscriptions for a minimum of $3.0 million. In such event, we would continue the offering following the initial closing until the earlier of: (i) receipt of subscriptions for the remaining amount of common stock offered; or (ii) the termination date of the offering.

Risk Factors

Investing in our common stock involves a significant degree of risk. See "*Risk Factors*" beginning on page 9 of this Offering Circular for a discussion of certain factors that you should carefully consider before making an investment decision.

---

(1) The number of shares of our common stock to be outstanding after this Offering is based on 1,025,464 shares of our common stock issued and outstanding as of December 31, 2014. Unless otherwise indicated, information contained in this Offering Circular regarding the number of outstanding shares of our common stock excludes the following:

- 67,318 shares of common stock issuable upon the exercise of outstanding stock options at a weighted average exercise price of $10.00 per share, all of which have vested; and
- 100,000 shares of common stock issuable upon the exercise of certain outstanding warrants at a weighted average exercise price of $10.00 per share.
- 515,313 shares of common stock issuable upon exercise of rights to convert the Series E Preferred Stock to common stock.

SELECTED CONSOLIDATED FINANCIAL INFORMATION

The summary consolidated financial information presented below is derived in part from Victory Bancorp's consolidated financial statements. The following is only a summary and you should read it in conjunction with the consolidated financial statements and notes beginning on page F-1. The information at December 31, 2014 and 2013 and for the years ended December 31, 2014 and 2013 is derived in part from the audited consolidated financial statements that appear in this Offering Circular.

	At or for the Years Ended December 31,	
	2014	**2013**
	(In thousands)	
Financial Condition Data:		
Total assets	$157,334	$141,319
Cash and cash equivalents	1,912	2,389
Investment securities	1,558	1,901
Loans receivable, net	146,376	129,337
Deposits	129,926	120,126
Borrowed funds	13,331	7,665
Total stockholders' equity	$ 13,361	$ 12,958
Operating Data:		
Interest income	$ 7,483	$ 6,839
Interest expense	1,059	1,030
Net interest income	6,424	5,809
Provision for loan losses	231	348
Net interest income after provision for loan losses	6,193	5,461
Non-interest income	379	969
Non-interest expense	5,519	5,247
Income before income taxes	1,053	1,183
Income taxes	(448)	(473)
Net income	605	710
Preferred stock dividends	217	218
Net income available to common stockholders	$ 388	$ 492

	At or for the Years Ended December 31,	
	2014	2013
Performance Ratios:		
Return on assets (ratio of net income to average total assets)	0.4%	0.5%
Return on equity (ratio of net income to average equity)	6.1%	5.6%
Interest rate spread[1]	4.3%	4.4%
Net interest margin[2]	4.5%	4.5%
Efficiency ratio[3]	81.1%	77.4%
Non-interest expense to average total assets	3.7%	3.9%
Average interest-earning assets to average interest-bearing liabilities	120.8%	121.1%
Net loans to deposits	112.7%	107.7%
Asset Quality Ratios:		
Non-performing assets to total assets[4]	1.3%	0.4%
Non-performing loans to total loans	1.2%	0.4%
Allowance for loan losses to non-performing loans	85.0%	334.0%
Allowance for loan losses to total loans	1.2%	1.3%
Net charge offs as a percentage of average loans outstanding	0.1%	—%
Capital Ratios:		
Average equity to average assets	8.9%	9.4%
Equity to total assets at end of period	8.5%	9.2%
Total capital to risk-weighted assets	10.0%	10.2%
Tier 1 capital to risk-weighted assets	8.8%	9.0%
Tier 1 capital to average assets	8.1%	8.2%
Per Share Data:		
Book Value	$ 7.13	$ 6.74
Tangible Book Value	7.13	6.74
Earnings per share	0.38	0.48
Diluted earnings per share	0.37	0.44

(1) Represents the difference between the weighted-average yield on interest-earning assets and the weighted-average cost of interest-bearing liabilities for the period.
(2) The net interest margin represents net interest income as a percent of average interest-earning assets for the period.
(3) The efficiency ratio represents total non-interest expense divided by the sum of net-interest and non-interest income.
(4) Non-performing assets consist of non-performing loans and other real estate owned.

Non-GAAP Financial Measures

The Company uses certain non-GAAP financial measures to provide meaningful supplemental information regarding the Company's operational performance and to enhance investors' overall understanding of such financial performance. These non-GAAP financial measures are presented for supplemental informational purposes only for understanding the Company's operating results and should not be considered a substitute for financial information presented in accordance with GAAP. These non-GAAP financial measures presented by the Company may be different from non-GAAP financial measures used by other companies.

	At or for the Years Ended December 31,	
	2014	2013
Efficiency Ratio:		
Non-Interest Expense	$ 5,519	$ 5,247
Net Interest Income	6,424	5,809
Non-Interest Income	379	969
Efficiency Ratio	81.1%	77.4%

RISK FACTORS

An investment in our common stock is subject to certain risks. You should carefully review the following risk factors and other information contained in this Offering Circular before deciding whether this investment is suited to your particular circumstances. The risk factors set forth below are not the only risks that may affect us but do represent those risks and uncertainties that we believe are material to our business, operating results, prospects and financial condition. Additional risks and uncertainties not presently known to us or that we currently deem immaterial also may materially and adversely affect our business, financial condition and results of operations. The value or market price of our securities could decline due to any of these identified or other risks, and you could lose all or part of your investment.

Risks Relating to Our Business

We may not be able to successfully manage our growth or implement our growth strategies, which may adversely affect our results of operations and financial condition.

A key aspect of our business strategy is our continued growth. Our ability to continue to grow depends, in part, upon our ability to raise additional capital, attract deposits and identify attractive loan and investment opportunities. Our ability to manage our growth successfully also will depend on whether we can maintain capital levels adequate to support our growth, maintain cost controls and maintain asset quality.

As we continue to implement our organic growth strategy, we expect to incur increased personnel, occupancy and other operating expenses. We generally must absorb those higher expenses while we continue to generate new deposits, and there is a further time lag involved in redeploying new deposits into attractively priced loans and other higher yielding earning assets. Thus, our plans to grow could depress our earnings in the short run, even if we efficiently execute this growth.

Our focus on lending to small- and mid-sized community-based businesses and the unseasoned nature of some of our portfolio may increase our credit risk.

A majority of the Bank's loans are made to small business or middle market clients who may have a heightened vulnerability to economic conditions. Also, all of our loans have been originated since we commenced operations in 2008 and, therefore, some of the loans in our portfolio are unseasoned. For unseasoned loans, the borrowers may not have experienced a complete business or economic cycle. Accordingly, some of our loans may not have had sufficient time to perform to properly indicate the magnitude of potential non-performing loans and we may have delinquency or charge-off levels above our historical experience to date, which could adversely affect our future performance.

Our loan portfolio is concentrated in loans with a higher risk of loss.

We originate loans collateralized by commercial properties and commercial assets primarily within our market area. Generally, these types of loans have a higher risk of loss than residential mortgage loans for a number of reasons, including those described below:

> *Repayment of our commercial business loans is often dependent on the cash flows of the borrower, which may be unpredictable, and the collateral securing these loans may fluctuate in value.*

We offer different types of commercial loans to a variety of businesses. The types of commercial loans offered are business lines of credit, term equipment financing and term real estate loans. Commercial business lending involves risks that are different from those associated with real estate lending. Real estate lending is generally considered to be collateral-based lending with loan amounts based on predetermined loan to collateral values and liquidation of the underlying real estate collateral being viewed as the primary source of repayment in the event of borrower default. Our commercial business loans are primarily made based on the anticipated cash flow of the borrower and secondarily on the underlying collateral provided by the borrower. The borrowers' cash flow may be unpredictable, and collateral securing these loans may fluctuate in value. Although commercial business loans are often collateralized by equipment, inventory, accounts receivable, or other business assets, the liquidation of collateral in the event of default is often an insufficient source of repayment because accounts receivable may be

uncollectible and inventories may be obsolete or of limited use, among other things. Accordingly, the repayment of commercial business loans depends primarily on the cash flow and credit worthiness of the borrower and secondarily on the underlying collateral provided by the borrower. As of December 31, 2014, our commercial business loans totaled $111.6 million, or approximately 75.4% of our total loan portfolio.

Our commercial real estate loans involve higher principal amounts than other loans and repayment of these loans may be dependent on factors outside our control or the control of our borrowers.

We originate commercial real estate loans for individuals and businesses for various purposes, which are secured by commercial properties. These loans typically involve higher principal amounts than other types of loans, and repayment is dependent upon income generated, or expected to be generated, by the property securing the loan in amounts sufficient to cover operating expenses and debt service, which may be adversely affected by changes in the economy or local market conditions. For example, if the cash flow from the borrower's project is reduced as a result of leases not being obtained or renewed, the borrower's ability to repay the loan may be impaired.

Commercial mortgage loans also expose a lender to greater credit risk than loans secured by residential real estate because the collateral securing these loans typically cannot be sold as easily as residential real estate. For this reason, if we foreclose on a commercial real estate loan, our holding period for the collateral typically is longer than for one-to-four family residential loans. In addition, many of our commercial real estate loans are not fully amortizing and contain large balloon payments upon maturity. Such balloon payments may require the borrower to either sell or refinance the underlying property in order to make the payment, which may increase the risk of default or non-payment.

Commercial real estate loans also generally have relatively large balances to single borrowers or related groups of borrowers. Accordingly, if we make any errors in judgment in the collectability of our commercial real estate loans, any resulting charge-offs may be larger on a per loan basis than those incurred with our home equity or consumer loan portfolios. As of December 31, 2014, our commercial real estate loans totaled $72.0 million, or 48.7% of our total loan portfolio. Our largest commercial real estate loan at that date was $2.0 million, of which $1.1 million was participated to a local financial institution, and was performing in accordance with it terms.

We may be required to make further increases in our provision for loan losses and to charge off additional loans in the future, which could adversely affect our results of operations.

Lending money is a substantial part of our business. Every loan carries a certain risk that it will not be repaid in accordance with its terms or that any underlying collateral will not be sufficient to assure repayment. This risk is affected by, among other things:

- cash flows of the borrower and/or the project being financed;
- the changes and uncertainties as to the future value of the collateral, in the case of a collateralized loan;
- the credit history of a particular borrower;
- changes in economic and industry conditions; and
- the duration of the loan.

We maintain an allowance for loan losses, which is a reserve established through a provision for loan losses charged to expense, which we believe is appropriate to provide for probable losses in our loan portfolio. The amount of this allowance is determined by our management through a periodic review and consideration of several factors, including, but not limited to:

- a general reserve, based on our historical default and loss experience;
- a specific reserve, based on our evaluation of non-performing loans and the underlying collateral of such loans; and

- current macroeconomic factors.

For the year ended December 31, 2014, we recorded a provision for loan losses of $231,000 compared to $348,000 for the same period in 2013. We recorded $127,000 and $33,000 in charge-offs in the years ended December 31, 2014 and 2013, respectively. At December 31, 2014 and 2013, our non-performing loans consisted of six loan relationships and four loan relationships in the amount of $1.8 million and $497,000 or 1.2% and 0.4% of total loans, respectively. The allowance for loan losses as a percentage of non-performing assets and total loans was 85.0% and 334.0%, respectively, as of December 31, 2014 and 2013, respectively. Although the amounts of our delinquencies are relatively low, if there is a downturn in our market areas we could experience significantly higher delinquencies and credit losses. As a result, we may be required to make further increases in our provision for loan losses and to charge off loans in the future, which could adversely affect our financial condition and results of operations, perhaps materially.

The determination of the appropriate level of the allowance for loan losses inherently involves a high degree of subjectivity and requires us to make significant estimates of current credit risks and future trends, all of which may undergo material changes. Deterioration in economic conditions affecting borrowers, new information regarding existing loans, identification of additional problem loans and other factors, both within and outside of our control, may require an increase in the allowance for loan losses. In addition, bank regulatory agencies periodically review our allowance for loan losses and may require an increase in the provision for probable loan losses or the recognition of further loan charge-offs, based on judgments different than those of management.

We are dependent on our information technology and telecommunications systems and third-party servicers, and systems failures, interruptions or breaches of security could have a material adverse effect on us.

Our business is dependent on the successful and uninterrupted functioning of our information technology and telecommunications systems and third-party servicers. The failure of these systems, or the termination of a third-party software license or service agreement on which any of these systems is based, could interrupt our operations. Because our information technology and telecommunications systems interface with and depend on third-party systems, we could experience service denials if demand for such services exceeds capacity or such third-party systems fail or experience interruptions. If significant, sustained or repeated, a system failure or service denial could compromise our ability to operate effectively, damage our reputation, result in a loss of customer business, and/or subject us to additional regulatory scrutiny and possible financial liability, any of which could have a material adverse effect on us.

We provide our customers with the ability to bank remotely, including over the Internet. The secure transmission of confidential information over the Internet is a critical element of remote banking. We may be required to spend significant capital and other resources to protect against the threat of security breaches and computer viruses, or to alleviate problems caused by security breaches or viruses. To the extent that our activities or the activities of our customers involve the storage and transmission of confidential information, security breaches and viruses could expose us to claims, regulatory scrutiny, litigation and other possible liabilities. Any inability to prevent security breaches or computer viruses could also cause existing customers to lose confidence in our systems and could materially and adversely affect us.

Additionally, financial products and services have become increasingly technology-driven. Our ability to meet the needs of our customers competitively, and in a cost-efficient manner, is dependent on the ability to keep pace with technological advances and to invest in new technology as it becomes available. The ability to keep pace with technological change is important, and the failure to do so could have a material adverse impact on our business and therefore on our financial condition and results of operations.

Fluctuating interest rates can adversely affect our profitability.

Our profitability is dependent to a large extent upon net interest income, which is the difference (or "spread") between the interest earned on loans, securities and other interest-earning assets and the interest paid on deposits, borrowings, and other interest-bearing liabilities. Because of the differences in maturities and repricing characteristics of our interest-earning assets and interest-bearing liabilities, changes in interest rates do not produce equivalent changes in interest income earned on interest-earning assets and interest paid on interest-bearing

liabilities. Accordingly, fluctuations in interest rates could adversely affect our interest rate spread, and, in turn, our profitability.

Tightening of credit markets and liquidity risk could adversely affect our business, financial condition and results of operations.

Liquidity is essential to our business. A tightening of the credit markets and the inability to obtain adequate funding to replace deposits and fund continued loan growth may negatively affect asset growth and, consequently, our earnings capability and capital levels. In addition to any deposit growth and loan payments, we rely from time to time on advances from the Federal Home Loan Bank ("FHLB") of Pittsburgh and have access to other funding sources to fund loans and replace deposits. There can be no assurance additional funds, if sought, would be available to us or, if available, would be on favorable terms. If additional financing sources are unavailable or are not available on reasonable terms, our growth and future prospects could be adversely affected. Factors that could detrimentally impact our access to liquidity sources include a further downturn in the economy, a decrease in the level of our business activity as a result of a downturn in the Pennsylvania markets in which our loans are concentrated or adverse regulatory action against us. Our ability to access these sources could be impaired by deterioration in our financial condition as well as factors that are not specific to us, such as a disruption in the financial markets or negative views and expectations for the financial services industry or serious dislocation in the general credit markets. In the event such a disruption should occur, our ability to access these sources could be adversely affected, both as to price and availability, which would limit, or potentially raise the cost of, the funds.

Departures of key personnel or directors may impair our operations.

Our future prospects are and will remain highly dependent on our directors and executive officers. Our success will, to some extent, depend on the continued service of our directors and continued employment of the executive officers. The unexpected loss of the services of any of these individuals could have a detrimental effect on our business.

In order to continue our growth, we must attract and retain experienced banking professionals. If we are unable to attract qualified banking professionals, our growth plans could be delayed or curtailed. If we are unable to retain or replace, if needed, our current banking professionals, our business, financial condition, prospects and results of operations may be adversely affected.

We operate in a highly regulated environment and may be adversely affected by changes in federal and state laws and regulations.

We are subject to extensive regulation, supervision and examination by federal and state banking authorities. Any change in applicable regulations or laws could have a substantial impact on us and our operations. Additional legislation and regulations that could significantly affect our powers, authority and operations may be enacted or adopted in the future, which could have a material adverse effect on our financial condition and results of operations. Banking regulations are primarily intended to protect depositors' funds, federal deposit insurance funds and the banking system as a whole, and not holders of our common stock. These regulations affect our lending practices, capital structure, investment practices, dividend policy and growth, among other things. Congress, state legislatures and federal and state regulatory agencies continually review banking laws, regulations and policies for possible changes. Changes to statutes, regulations or regulatory policies, including changes in interpretation or implementation of statutes, regulations or policies, could affect us in substantial and unpredictable ways. Such changes could subject us to additional costs, limit the types of financial services and products we may offer and/or increase the ability of non-banks to offer competing financial services and products, among other things. Legislation that has or may be passed at the Federal level and/or by Pennsylvania in response to current conditions affecting credit markets could cause us to experience higher credit losses if such legislation reduces the amount that the Bank's borrowers are otherwise contractually required to pay under existing loan contracts. Such legislation could also result in the imposition of limitations upon Victory Bank's ability to foreclose on property or other collateral or make foreclosure less economically feasible. Such events could result in increased loan losses and require a material increase in the allowance for loan losses. Failure to comply with laws, regulations or policies could also result in enforcement actions or sanctions by regulatory agencies, civil money penalties and/or reputational damage, which could have a material adverse effect on our business, financial condition and results of

operations. While we have policies and procedures designed to prevent any such violations, there can be no assurance that such violations will not occur.

Recently enacted regulatory reform may have a material impact on our operations.

On July 21, 2010, the President signed into law The Dodd-Frank Wall Street Reform and Consumer Protection Act (the "Dodd-Frank Act"). The Dodd-Frank Act restructured the regulation of depository institutions. The Dodd-Frank Act contains various provisions designed to enhance the regulation of depository institutions and prevent the recurrence of a financial crisis such as occurred in 2008-2009.

The Dodd-Frank Act also created a new Consumer Financial Protection Bureau with broad powers to supervise and enforce consumer protection laws. The Consumer Financial Protection Bureau has broad rule-making authority for a wide range of consumer protection laws that apply to all banks and savings institutions including the authority to prohibit "unfair, deceptive or abusive" acts and practices. The Consumer Financial Protection Bureau has examination and enforcement authority over all banks and savings institutions with more than $10.0 billion in assets. Banks and savings institutions with $10.0 billion or less in assets will be examined by their applicable bank regulators.

As required by the Dodd-Frank Act, the federal banking regulators have adopted new consolidated capital requirements, which will limit our ability to borrow at the holding company level and invest the proceeds from such borrowings as capital in the Bank that could be leveraged to support additional growth. The Dodd-Frank Act contains various other provisions designed to enhance the regulation of depository institutions and prevent the recurrence of a financial crisis such as occurred in 2008-2009. The full impact of the Dodd-Frank Act on our business and operations will not be known for years until regulations implementing the statute are written and adopted. The Dodd-Frank Act may have a material impact on our operations, particularly through increased regulatory burden and compliance costs.

In addition to the enactment of the Dodd-Frank Act, the federal regulatory agencies have taken stronger supervisory actions against financial institutions that have experienced increased loan losses and other weaknesses. The actions include the entering into of written agreements and cease and desist orders that place certain limitations on their operations. Federal bank regulators recently have also been using with more frequency their ability to impose individual minimal capital requirements on banks, which requirements may be higher than those imposed under the Dodd-Frank Act or which would otherwise qualify the bank as being "well capitalized" under the FDIC's prompt corrective action regulations. If we were to become subject to a supervisory agreement or higher individual capital requirements, such action may have a negative impact on our ability to execute our business plans, as well as our ability to grow, pay dividends or engage in mergers and acquisitions and may result in restrictions in our operations.

Any future legislative changes could have a material impact on our profitability, the value of assets held for investment or collateral for loans. Future legislative changes could require changes to business practices or force us to discontinue businesses and potentially expose us to additional costs, liabilities, enforcement action and reputational risk.

New capital rules generally require insured depository institutions and their holding companies to hold more capital. The impact of the new rules on our financial condition and operations is uncertain but could be materially adverse.

In July 2013, the Federal Reserve and the OCC adopted a final rule for the Basel III capital framework. These rules substantially amend the regulatory risk-based capital rules applicable to us. The rules phase in over time beginning in 2015 and will become fully effective in 2019. The rules apply to the Bank but do not currently apply to the Company. The Federal Reserve has exempted bank holding companies with less than $1 billion in consolidated assets, such as the Company, from consolidated capital requirements.

Beginning in 2015, the Bank's minimum capital requirements will be (i) a common Tier 1 equity ratio of 4.5%, (ii) a Tier 1 capital (common Tier 1 capital plus Additional Tier 1 capital) of 6% (up from 4%) and (iii) a total capital ratio of 8% (the current requirement). The Bank's leverage ratio requirement will remain at the 4% level now required. Beginning in 2016, a capital conservation buffer will phase in over three years, ultimately resulting in a

requirement of 2.5% on top of the common Tier 1, Tier 1 and total capital requirements, resulting in a required common Tier 1 equity ratio of 7%, a Tier 1 ratio of 8.5%, and a total capital ratio of 10.5%. Failure to satisfy any of these three capital requirements will result in limits on paying dividends, engaging in share repurchases and paying discretionary bonuses. These limitations will establish a maximum percentage of eligible retained income that could be utilized for such actions.

We are subject to the Bank Secrecy Act and other anti-money laundering statutes and regulations.

The federal Bank Secrecy Act, the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 (the "PATRIOT Act") and other laws and regulations require financial institutions, among other duties, to institute and maintain effective anti-money laundering programs and file suspicious activity and currency transaction reports as appropriate. The federal Financial Crimes Enforcement Network, established by the U.S. Treasury Department to administer the Bank Secrecy Act, is authorized to impose significant civil money penalties for violations of those requirements and has recently engaged in coordinated enforcement efforts with the individual federal banking regulators, as well as the U.S. Department of Justice, Drug Enforcement Administration and Internal Revenue Service. Federal and state bank regulators also have begun to focus on compliance with Bank Secrecy Act and anti-money laundering regulations. If our policies, procedures and systems are deemed deficient or the policies, procedures and systems of the financial institutions that we may acquire in the future are deficient, we would be subject to liability, including fines and regulatory actions such as restrictions on our ability to pay dividends and the necessity to obtain regulatory approvals to proceed with certain aspects of our business plan, including our acquisition plans, which would negatively impact our business, financial condition and results of operations. Failure to maintain and implement adequate programs to combat money laundering and terrorist financing could also have serious reputational consequences for us.

We are subject to a variety of operational risks, environmental, legal and compliance risks, and the risk of fraud or theft by employees or outsiders, which may adversely affect our business and results of operations.

We are exposed to many types of operational risks, including reputational risk, legal and compliance risk, the risk of fraud or theft by employees or outsiders, and unauthorized transactions by employees or operational errors, including clerical or record-keeping errors or those resulting from faulty or disabled computer or telecommunications systems. Negative public opinion can result from our actual or alleged conduct in any number of activities, including lending practices, corporate governance and acquisitions and from actions taken by government regulators and community organizations in response to those activities. Negative public opinion can adversely affect our ability to attract and keep customers and can expose us to litigation and regulatory action. Actual or alleged conduct by the Bank can also result in negative public opinion about our other businesses.

If personal, non-public, confidential or proprietary information of customers in our possession were to be misappropriated, mishandled or misused, we could suffer significant regulatory consequences, reputational damage and financial loss. Such mishandling or misuse could include, for example, erroneously providing such information to parties who are not permitted to have the information, either by fault of our systems, employees, or counterparties, or the interception or inappropriate acquisition of such information by third parties.

Because the nature of the financial services business involves a high volume of transactions, certain errors may be repeated or compounded before they are discovered and successfully rectified. Our necessary dependence upon automated systems to record and process transactions and our large transaction volume may further increase the risk that technical flaws or employee tampering or manipulation of those systems will result in losses that are difficult to detect. We also may be subject to disruptions of our operating systems arising from events that are wholly or partially beyond our control (for example, computer viruses or electrical or telecommunications outages, or natural disasters, disease pandemics or other damage to property or physical assets) which may give rise to disruption of service to customers and to financial loss or liability. We are further exposed to the risk that our external vendors may be unable to fulfill their contractual obligations (or will be subject to the same risk of fraud or operational errors by their respective employees as we are) and to the risk that our (or our vendors') business continuity and data security systems prove to be inadequate. The occurrence of any of these risks could result in our diminished ability to operate our business (for example, by requiring us to expend significant resources to correct the defect), as well as potential liability to clients, reputational damage and regulatory intervention, which could adversely affect our business, financial condition or results of operations, perhaps materially.

Changes in accounting standards may affect our performance.

Our accounting policies and methods are fundamental to how we record and report our financial condition and results of operations. From time to time there are changes in the financial accounting and reporting standards that govern the preparation of our financial statements. These changes can be difficult to predict and can materially impact how we report and record our financial condition and results of operations. In some cases, we could be required to apply a new or revised standard retroactively, resulting in a retrospective adjustment to prior financial statements.

We may not be successful in raising additional capital needed in the future; additional issuances of common stock can dilute your ownership interest.

In the future, should we need additional capital to support our business, expand operations or maintain minimum capital requirements, we may not be able to raise additional funds through the issuance of additional shares of common stock or other securities. Our ability to raise additional capital, if needed, will depend on conditions in the capital markets at that time, which are outside our control, and on our financial performance. Accordingly, we cannot assure you of our ability to raise additional capital if needed or on terms acceptable to us. If we cannot raise additional capital when needed or at prices or terms acceptable to us, our ability to further expand our operations could be materially impaired. Even if we are able to obtain capital through the issuance of additional shares of common stock or other securities, the sale of these additional shares could significantly dilute your ownership interest. In addition, there may future issuances of additional common stock whether to finance an acquisition or as consideration paid to the stockholders of the acquired institution. Any such acquisitions and related issuances of stock may have dilutive effect on earnings per share and the percentage ownership of current stockholders.

We face competition from banks, financial service companies and other companies that offer banking services, which could adversely affect our business.

Competition in our market may result in reduced loans and deposits or the rates charged or paid on these instruments and adversely affect our net interest margin. Ultimately, we may not be able to compete successfully against current and future competitors. Our competitors include national and super-regional banks, finance companies, investment banking and brokerage firms, credit unions, other community banks and technology-oriented financial institutions offering online services, many with greater resources that afford them a marketplace advantage by enabling them to maintain numerous banking locations and mount extensive promotional and advertising campaigns. Additionally, banks and other financial institutions with larger capitalization and financial intermediaries not subject to bank regulatory restrictions have larger lending limits than we do and are thereby better able to serve the credit needs of larger customers. Areas of competition include interest rates for loans and deposits, efforts to obtain deposits, as well as the range and quality of products and services provided, including new technology-driven products and services. Technological innovation continues to contribute to greater competition in domestic and international financial services markets as technological advances, such as Internet-based banking services that cross traditional geographic bounds, enable more companies to provide financial services. If we are not able to effectively compete in our market area, our results of operations may be negatively affected.

Risks Relating to the Offering

There is little public information about Victory Bancorp.

Victory Bancorp is not a reporting company under the Securities Exchange Act of 1934, does not file with the Securities and Exchange Commission full annual or quarterly financial statements and is not required to provide its shareholders with a proxy statement in compliance with Schedule 14A under the Exchange Act. As a result, there may not be current information available to the public upon which investors may base decisions to buy and sell Victory Bancorp common stock.

In the future, if Victory Bancorp has over 2,000 holders of record of its common stock, Victory Bancorp would be required to register its common stock under the Exchange Act and provide audited annual financial statements, quarterly summary financial statements, an annual report to shareholders and a proxy statement in

compliance with the Exchange Act. Victory Bancorp, however, does not believe that its record holders will exceed 2,000 after the offering or any time in the foreseeable future.

Our common stock is not FDIC-insured.

Shares of our common stock are not securities, savings or deposit accounts or other obligations of our subsidiary bank, The Victory Bank, or any other bank. Shares of our common stock are not insured by the Federal Deposit Insurance Corporation or any other governmental agency and are subject to investment risk, including the possible loss of your entire investment.

Our common stock is not currently listed and the price of our common stock may fluctuate significantly, which may make it difficult for investors to resell shares of common stock at a time or price they find attractive.

We have applied to have our common stock quoted on the OTC Market. There is no assurance that our application will be approved. If our application is approved, we cannot assure you that a liquid trading market for our common stock will develop or be sustained after this Offering. You may not be able to sell your shares quickly or at the market price if trading in our common stock is not active.

Our stock price may fluctuate significantly as a result of a variety of factors, many of which are beyond our control. In addition to those described in *"Special Note Regarding Forward-Looking Statements."* These factors include:

- Actual or anticipated quarterly fluctuations in our operating results and financial condition;
- Changes in financial estimates or publication of research reports and recommendations by financial analysts with respect to us or other financial institutions;
- Reports in the press or investment community generally or relating to our reputation or the financial services industry;
- Strategic actions by us or our competitors, such as acquisitions, restructurings, dispositions or financings;
- Fluctuations in the stock price and operating results of our competitors;
- Future sales of our equity or equity-related securities;
- Proposed or adopted regulatory changes or developments;
- Domestic and international economic factors unrelated to our performance; and
- General market conditions and, in particular, developments related to market conditions for the financial services industry.

In addition, in recent years, the stock market in general has experienced extreme price and volume fluctuations. This volatility has had a significant effect on the market price of securities issued by many companies, including for reasons unrelated to their operating performance. These broad market fluctuations may adversely affect our stock price, notwithstanding our operating results.

Directors and officers of the Company currently own approximately 18.8% of the outstanding shares of common stock which could make it more difficult to obtain approval for some matters submitted to shareholder vote, including acquisitions of the Company.

Directors and executive officers of the Company and their affiliates currently own approximately 18.8% of the outstanding shares of common stock, excluding shares that may be acquired upon the exercise of options and warrants or through the conversion of preferred stock. By voting against a proposal submitted to shareholders, the

directors and officers, as a group, may be able to make approval more difficult for proposals requiring the vote of shareholders, such as some mergers, share exchanges, asset sales, and amendments to the articles of incorporation.

Substantial regulatory limitations on changes of control and anti-takeover provisions of Pennsylvania law may make it more difficult for shareholders to receive a change in control premium.

With certain limited exceptions, federal regulations prohibit a person or company or a group of persons deemed to be "acting in concert" from, directly or indirectly, acquiring more than 10% (5% if the acquiror is a bank holding company) of any class of the Company's voting stock or obtaining the ability to control in any manner the election of a majority of its directors or otherwise direct the management or policies of the Company without prior notice or application to and the approval of the Federal Reserve. Also, Pennsylvania corporate law contains several provisions that may make it more difficult for a third party to acquire control of the Company without the approval of its board of directors, and may make it more difficult or expensive for a third party to acquire a majority of its outstanding common stock.

The holders of our preferred stock have rights that are senior to and in addition to those of our common shareholders.

Our Series E preferred stock and Series F preferred stock ranks senior to our common stock. Therefore, we must pay dividends on the preferred stock before we can pay any dividends on our common stock. In the event of our bankruptcy, dissolution, or liquidation, the holders of our preferred stock must be satisfied before we can make any distributions to our common shareholders. If we do not remain current in the payment of dividends on the Series E preferred stock and Series F preferred stock, no dividends may be paid on our common stock.

We are required to pay quarterly dividends on our Series F preferred stock. If we fail to make six dividend payments, the holders of our Series F preferred stock may appoint two directors to our board without the approval of existing board members or our shareholders. These board members would have voting rights and, as members of the board, would have the ability to influence the management and control of the Company and its operations.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This offering circular contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). These forward-looking statements include statements relating to our projected growth, anticipated future financial performance, financial condition, credit quality and performance goals, as well as statements relating to the anticipated effects on our business, financial condition and results of operations from expected developments, our growth and potential acquisitions. These statements can typically be identified through the use of words or phrases such as "may," "should," "could," "predict," "potential," "believe," "think," "will likely result," "expect," "continue," "will," "anticipate," "seek," "estimate," "intend," "plan," "projection," "would" and "outlook," or the negative version of those words or other comparable of a future or forward-looking nature.

Our forward-looking statements in this Offering Circular are based on assumptions and estimates that management believes to be reasonable in light of the information available at this time. However, many of these statements are inherently uncertain and beyond our control and could be affected by many factors. Factors that could have a material effect on our business, financial condition, results of operations and future growth prospects can be found in the "*Risk Factors*" and "*Management's Discussion and Analysis of Financial Condition and Results of Operations of Victory Bancorp*" sections of this Offering Circular beginning on pages 9 and 31 of this Offering Circular, respectively, and elsewhere in this Offering Circular. These factors include, but are not limited to, the following, any one or more of which could materially affect the outcome of future events:

- business and economic conditions generally and in the financial services industry in particular, whether nationally, regionally or in the markets in which we operate;
- our ability to achieve organic loan and deposit growth, and the composition of that growth;
- changes (or the lack of changes) in interest rates, yield curves and interest rate spread relationships that affect our loan and deposit pricing and changes in quantitative easing by the Federal Reserve;
- the extent of continuing client demand for the high level of personalized service that is a key element of our banking approach as well as our ability to execute our strategy generally;
- our dependence on our management team, and our ability to attract and retain qualified personnel;
- changes in the quality or composition of our loan or investment portfolios, including adverse developments in borrower industries or in the repayment ability of individual borrowers;
- inaccuracy of the assumptions and estimates we make in establishing reserves for probable loan losses and other estimates;
- the concentration of our business within our geographic areas of operation in Louisiana;
- concentration of credit exposure;
- deteriorating asset quality and higher loan charge-offs, and the time and effort necessary to resolve problem assets;
- a lack of liquidity, including as a result of a reduction in the amount of deposits we hold or other sources of liquidity;
- our potential growth, including our entrance or expansion into new markets, and the need for sufficient capital to support that growth;
- difficulties in identifying attractive acquisition opportunities and strategic partners that will complement our private banking approach;
- our ability to efficiently integrate acquisitions into our operations, retain the customers of acquired businesses and grow the acquired operations;
- the impact of litigation and other legal proceedings to which we become subject;
- data processing system failures and errors;
- the expenses we will incur to operate as a public company;
- competitive pressures in the consumer finance, commercial finance, retail banking, mortgage lending and auto lending industries, as well as the financial resources of, and products offered by, competitors;
- the impact of changes in laws and regulations applicable to us, including banking, securities and tax laws and regulations and accounting standards, as well as changes in the interpretation of such laws and regulations by our regulators;
- changes in the scope and costs of FDIC insurance and other coverages;
- governmental monetary and fiscal policies;

- hurricanes, other natural disasters and adverse weather; oil spills and other man-made disasters; acts of terrorism, an outbreak of hostilities or other international or domestic calamities, acts of God and other matters beyond our control; and
- other circumstances, many of which are beyond our control.

The foregoing factors should not be construed as exhaustive and should be read together with the other cautionary statements included in this Offering Circular. If one or more events related to these or other risks or uncertainties materialize, or if our underlying assumptions prove to be incorrect, actual results may differ materially from what we anticipate. Accordingly, you should not place undue reliance on any such forward-looking statements.

Any forward-looking statement speaks only as of the date on which it is made, and we do not undertake any obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise. New factors emerge from time to time, and it is not possible for us to predict which will arise. In addition, we cannot assess the impact of each factor on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. We qualify all of our forward-looking statements by these cautionary statements.

USE OF PROCEEDS

We estimate that the net proceeds to us from the sale of our common stock in this Offering will be approximately $4.85 million after deducting estimated offering expenses of approximately $120,000.

We intend to use the net proceeds of this Offering (substantially all of which we intend to contribute to the capital of The Victory Bank) primarily to support growth in our loan and investment securities portfolios, to bolster our capital in light of the heightened capital standards under the Basel III accord, and for other general working capital and corporate purposes, all while maintaining our capital ratios at acceptable levels. In addition, a larger capital base will increase our legal lending limit, permitting us to make larger loans and to better penetrate our market areas. Although in the ordinary course of our business we evaluate potential acquisition opportunities from time to time, we do not have any immediate plans, arrangements or understandings relating to any specific acquisition or similar transaction.

Our management will retain broad discretion to allocate the net proceeds of this Offering, and the precise amounts and timing of our use of the net proceeds of this Offering will depend upon market conditions, as well as other factors. Until we deploy the proceeds of this Offering for the uses described above, we expect to hold such proceeds in short-term investments.

DIVIDEND POLICY

We have not paid any dividends on our common stock since our organization and we do not presently intend to pay dividends on our common stock in the foreseeable future. Our board of directors may change our dividend policy at any time. Any future determination relating to our dividend policy will depend upon a number of factors, including, but not limited to: (1) our historic and projected financial condition, liquidity and results of operations, (2) our capital levels and needs, (3) any acquisitions or potential acquisitions that we are considering, (4) contractual, statutory and regulatory prohibitions and other limitations (as briefly discussed below), (5) general economic conditions and (6) other factors deemed relevant by our board of directors. There can be no assurances that we will be able to pay dividends to holders of our common stock.

Our ability pay dividends on our common stock is also limited by the terms of our outstanding preferred stock. See *"Description of Victory Bancorp Capital Stock — Preferred Stock — Series E Convertible Preferred Stock" and "— Series F Preferred Stock."*

As a Pennsylvania corporation, we are subject to certain restrictions on dividends under the Pennsylvania Business Corporation Law. Under the Pennsylvania Business Corporation Law of 1988, the Corporation may not pay a dividend if, after giving effect thereto: (1) it would be unable to pay its debts as they become due or (2) its total assets would be less than its total liabilities plus an amount needed to satisfy any preferential rights of shareholders. Total assets and liabilities shall be determined by the board of directors, which may base its determination on such factors as it considers relevant, including without limitation: (i) the book value of the assets and liabilities of the Corporation, as reflected on its books and records; and (ii) unrealized appreciation and depreciation of our assets.

Our status as a bank holding company also affects our ability to pay dividends, in two ways:

- Since we are a holding company with no material business activities, our ability to pay dividends is substantially dependent upon the ability of The Victory Bank to transfer funds to us in the form of dividends, loans and advances. The Victory Bank's ability to pay dividends and make other distributions and payments to us is itself subject to various legal, regulatory and other restrictions.

- As a holding company of a bank, our payment of dividends must comply with the policies and enforcement powers of the Federal Reserve.

For additional information about the regulatory restrictions and limitations on both us and The Victory Bank with respect to the payment of dividends, refer to the information in the *"Regulation and Supervision"* section under the headings *"Regulation and Supervision—Holding Company Regulation—Source of Strength Doctrine"* on

page 65 of this Offering Circular and "*Regulation and Supervision—Bank Regulation—Pennsylvania Banking Regulation — Dividend Restrictions*" on page 58 of this Offering Circular.

CAPITALIZATION

The following table sets forth our consolidated capitalization, including regulatory capital ratios on a consolidated basis, as of December 31, 2014, (1) on an actual basis and (2) on an as adjusted basis after giving effect to the net proceeds from our sale of 729,927 shares of common stock in this Offering at an offering price of $6.85 per share, after deducting estimated offering expenses payable by us. You should read the following table in conjunction with the sections titled "*Selected Consolidated Financial Information and Other Data of Victory Bancorp*" and "*Management's Discussion and Analysis of Financial Condition and Results of Operations of Victory Bancorp*" as well as our consolidated financial statements and related notes appearing elsewhere in this Offering Circular.

	As of December 31, 2014	
	Actual	**As Adjusted**
	(dollars in thousands, except per share amounts and per share data)	
Stockholders' equity:		
Common stock, $1.00 par value per share, 10,000,000 shares authorized, 1,025,464 shares issued and outstanding; and 1,755,391 shares issued and outstanding, as adjusted	1,025	1,755
Preferred stock, $1.00 par value per share, 2,000,000 shares authorized, Series E Preferred stock, cumulative, convertible, $100 liquidation value, 26,158 shares issued and outstanding, total liquidation value $2,616	2,616	2,616
Series F Preferred stock, cumulative, non-convertible, $1,000 liquidation value, 3,431 shares issued and outstanding, total liquidation value $3,431	3,431	3,431
Surplus	9,221	13,371
Accumulated deficits	(2,968)	(2,968)
Accumulated other comprehensive income	36	36
Total stockholders' equity	$13,361	$18,241
Book value	$ 7.13	$ 6.95
Tangible book value per share[1]	$ 7.13	$ 6.95
Capital ratios:		
Total risk-based capital	10.5%	13.8%
Tier 1 risk-based capital	9.3%	12.6%
Tier 1 leverage capital	8.5%	11.3%
Total stockholders' equity to assets	8.5%	11.2%
Tangible equity to tangible assets[1]	8.5%	11.2%
Basel III capital ratios[2]:		
Tier 1 common equity	5.0%	8.4%
Tier 1 risk-based capital	5.0%	8.4%
Tier 1 leverage capital	4.6%	7.5%
Total stockholders' equity to assets	10.4%	13.7%

(1) Tangible equity to tangible assets and tangible book value per share are both non-GAAP financial measures. Tangible equity is calculated as total stockholders' equity less goodwill and other intangible assets, and tangible assets is calculated as total assets less goodwill and other intangible assets, while tangible book value per share is calculated as tangible equity divided by the number of shares outstanding as of the balance sheet date. We believe the most directly comparable GAAP financial measure to tangible equity to tangible assets is total equity to total assets and the most directly comparable GAAP financial measure to tangible book value per share is book value per share. For a reconciliation of the non-GAAP measure to the most directly comparable GAAP financial measure, refer to the information under the heading "*Selected Consolidated Financial Information and Other Data of Victory Bancorp—Non-GAAP Financial Measures*" beginning on page 8 of this Offering Circular.

(2) The Company is not subject to consolidated capital requirements. For a description of the revised regulatory capital ratios to be implemented beginning in 2015, please refer to the information in the "*Regulation and Supervision*" section under the heading "*— Federal Banking Regulation — Capital Requirements*."

DILUTION

If you invest in our common stock, your ownership interest will be diluted by the amount that the offering price per share of our common stock exceeds the tangible book value per share of our common stock immediately following this Offering. As of December 31, 2014, the tangible book value of our common stock was $7.3 million, or $7.13 per share based on 1,025,464 shares of our common stock issued and outstanding.

After giving effect to our sale of 729,927 shares of common stock in this Offering at an offering price of $6.85 per share and after deducting estimated offering expenses payable by us, our as adjusted net tangible book value as of December 31, 2014 would have been approximately $12.2 million, or $6.93 per share. Therefore, this Offering will result in an immediate decrease of $0.20 in the tangible book value per share to our existing shareholders and an immediate increase of $0.08 in the tangible book value per share to investors in this Offering, or approximately 1.2% of the offering price of $6.85 per share. The following table illustrates the immediate per share dilution to investors in this Offering as of December 31, 2014:

Offering price per share	$ 6.85	$6.85
Net tangible book value per share at December 31, 2014	7.13	6.44[1]
Increase in net tangible book value per share attributable to investors purchasing shares in this Offering	0.08	(0.33)[1]
As adjusted tangible book value per share after this Offering	6.93	6.52[1]
Dilution per share to existing investors from offering	$ 0.20	$0.08[1]

(1) Assumes all of the Series E Preferred Stock shareholders exercise their rights to convert their Preferred Stock to 515,313 shares of common stock.

PRICE RANGE OF OUR COMMON STOCK

Prior to this Offering, our common stock has not been traded on any established public trading market, and quotations for our common stock were not reported on any market. As a result, there has been no regular market for our common stock. Although our shares may have been sporadically traded in private transactions, the prices at which such transactions occurred may not necessarily reflect the price that would be paid for our common stock in an active market. As of December 31, 2014, there were approximately 305 holders of record of our common stock.

We have applied to have our common stock quoted on the OTC Markets. We cannot assure you that our application will be approved or, if approved, that a liquid trading market for our common stock will develop or be sustained after this Offering. You may not be able to sell your shares quickly or at the market price if trading in our common stock is not active.

DETERMINATION OF OFFERING PRICE

Our common stock is not currently listed or quoted and therefore there is a limited market for our stock. The offering price has been determined by management and our board of directors. In establishing the offering price, management and the board of directors considered various factors that they deemed relevant, including among other things:

- our current financial condition and operating performance as presented in our financial statements;
- our regulatory status;
- the estimated fair value of our common stock;
- the number of shares sought to be issued;
- the amount sought to be raised;
- the anticipated impact of the offering on the market price of our common stock; and

- market factors and considerations based upon similar equity issuances by other issuers.

Neither the board of directors nor management has expressed an opinion or has made any recommendation as to whether any prospective investor should purchase shares in the offering. Any decision to invest in our common stock must be made by each investor based upon his or her own evaluation of the offering in the context of his or her best interests. We will not seek an opinion concerning the fairness of the offering price for any person or purpose.

APPLICATION TO TRADE ON OTCQB

On ____________, 2015, Victory Bancorp applied to have its shares of common stock quoted on the OTCQB marketplace. The OTCQB marketplace is a regulated quotation service that displays real-time quotes, last sales prices and volume information in over-the-counter ("OTC") equity securities.

There is no assurance that our application will be approved. If our application is approved, our shareholders will be able to access the financial filings we make with our bank regulators as well as any press releases we issue and our annual reports.

BUSINESS OF VICTORY BANCORP AND VICTORY BANK

General

The Victory Bancorp is a registered bank holding company, which owns 100% of the outstanding capital stock of The Victory Bank, or Victory Bank. We were incorporated under the laws of the Commonwealth of Pennsylvania in 2009 for the purpose of serving as Victory Bank's holding company. The holding company structure provides flexibility for growth through expansion of our businesses and access to varied capital raising operations. Our primary business activity consists of ownership of all of the outstanding stock of Victory Bank. As of December 31, 2014, we had 305 shareholders of record.

Victory Bank is a Pennsylvania chartered commercial bank which was chartered in January 2008. Victory Bank operates a full-service commercial and consumer banking business in Montgomery County, Pennsylvania. Our focus is on small- and middle-market commercial and retail customers. Victory Bank originates secured and unsecured commercial loans, commercial mortgage loans, consumer loans and construction loans. We do not make subprime loans. We also offer revolving credit loans, small business loans and automobile loans. Victory Bank offers a variety of deposit products, including demand and savings deposits, regular savings accounts and fixed-rate certificates of deposit. Victory Bank offers an enhanced delivery system and Internet banking. Other services include safe deposit facilities, remote deposit capture, wire transfers, two drive-through facilities, 24-hour depository and an ATM.

Victory Bank's telephone number is (610) 948-9000. Victory Bank's website is www.thevictorybank.com. Information on Victory Bank's website should not be considered part of this Offering Circular.

Our Business Strategy

We are a locally-focused commercial bank with special expertise in serving the borrowing, cash management and depository needs of small- to medium-sized business and professional practices, and emphasize providing advice and responsive and personalized service to our clients. Due to the consolidation of financial institutions in Pennsylvania and in our primary market area, Montgomery, Chester and Berks Counties, Pennsylvania, we believe there is a significant opportunity for a locally-focused bank to provide a full range of financial services to small- and middle-market commercial and retail customers. By offering highly professional, personalized banking products and service delivery methods and employing advanced banking technologies, we believe we distinguish ourselves from larger, regional banks operating in our market areas and are able to compete effectively against community banks.

Our strategies center on our ability to provide diversified loan and deposit products and a personalized service approach in Montgomery, Chester and Berks Counties, Pennsylvania. In order to realize these objectives, we pursue the following strategies:

Hiring Experienced Employees with a Customer Service Focus. The foundation of our business is our employees. Our ability to attract and retain banking professionals with strong community relationships and significant knowledge of our markets is a key to our success. We believe that our focus on experienced bankers who are established in their communities enables us to obtain profitable growth opportunities. Our employees understand and are committed to the importance of delivering advice and exemplary customer service and seeking opportunities to build further relationships with our customers. Our goal is to compete by relying on the strength of our customer service and relationship banking approach.

Growth in Our Market. We believe there is a large customer base in our market that prefers doing business with a local institution that has a local management team, a local board of directors and local founders and that this customer base may be dissatisfied with the service received from larger regional banks. By providing our customers with quality service, coupled with the underlying characteristics of Montgomery County, we have generated and expect to continue to generate organic growth. We have targeted Berks, Chester and Montgomery Counties, and in particular, the Route 422 and Route 100 corridors, as our primary market areas because of our senior management and lenders' extensive knowledge of the area as well as the anticipated continued economic growth and potential for business development in this market.

Diversified Product Offerings. We offer a diversified loan portfolio consisting primarily of commercial real estate and commercial business loans with higher risk-adjusted returns, shorter maturities and more sensitivity to interest rate fluctuations, while still providing high quality loan products for single-family and multi-family residential borrowers. We offer a full range of consumer and commercial deposit products, including on-line banking with free bill pay, cash management, mobile banking, wire transfer, check imaging, remote deposit capture and courier services. We continue to review our product offerings and based on such reviews may selectively add additional products to provide diversification of revenue sources and to capture our customers' full banking relationship.

Termination of Proposed Merger

In December 2013, Victory Bancorp entered into a merger agreement with Huntingdon Valley Bank which provided for the conversion of Huntingdon Valley Bank from a mutual to stock institution and the simultaneous merger of Victory with and into Huntingdon Valley Bank. Victory and Huntingdon Valley Bank each believed that the proposed merger was advantageous for both banks and their respective constituents. The decision of the parties to enter into the merger agreement followed six months of discussions with the parties' bank regulators regarding the feasibility of the proposed merger. Notwithstanding the initial advice of the bank regulators that the parties could file an application to merge, the parties were advised in January 2015 that due to policy concerns regarding mutual conversions/mergers that were raised by FDIC staff during their review of the applications, the applications would not be accepted for further processing. As such, the parties withdrew the applications and terminated the merger agreement in January 2015.

Market Area and Competition

We consider Montgomery, Chester and Berks Counties, Pennsylvania to be Victory Bank's primary market area for lending and deposit activities, with secondary concentrations of business activity in neighboring adjoining counties.

Montgomery County is the third largest county in the Commonwealth of Pennsylvania with a population estimated at 812,000 according to 2013 U.S. Census Bureau data. Montgomery County includes highly urbanized centers, villages and rural farmland and comprises 483 square miles in suburban Philadelphia. Over the last several years, Montgomery County has been subject to large-scale consolidation of local community banks, primarily by larger, out-of-state financial institutions. According to U.S. Census Bureau statistics, Montgomery County has had strong population growth from April 2010 to July 2013 with an increase of 1.6%, which is almost triple that of the Pennsylvania growth rate of 0.6%. As of 2013, homeownership in Montgomery County of 73.2% was slightly above the state average of 69.8%, but the median value of an owner-occupied home was 77.7% higher than that of the state average at $292,600 compared to $164,700 in 2010. Similarly, the median household income of Montgomery County in 2010 was approximately $79,183, or 48.8% higher than the state average of $52,548. Montgomery County has a high density of commercial enterprises, led by the health services, personal services and business services industries.

Chester and Berks Counties are the seventh and ninth largest counties, respectively, in the Commonwealth of Pennsylvania with a population estimated at 509,000 and 414,000, respectively, according to 2013 U.S. Census Bureau data. Chester and Berks Counties are comprised off 751 and 857 square miles, respectively, in suburban Philadelphia. According to U.S. Census Bureau statistics, Chester County had strong population growth from April 2010 to July 2013 with an increase of 2.1%, which is more than triple that of the Pennsylvania growth rate of 0.6%. Berks County had a population growth rate of 0.5% over the same period, which closely matched the growth rate of Pennsylvania. Homeownership in Chester and Berks Counties of 75.7% and 72.0%, respectively, exceeded that of the Pennsylvania and National ratios of 69.8% and 64.9%, respectively. Chester and Berks County's median home value of an owner-occupied home was 97.4% and 3.6% higher, respectively, than that of the state average at $325,200 and $170,600, respectively, compared to $164,700. Similarly, the median household income of Chester and Berks County's was approximately $86,050 and $55,170, or 63.8% and 5.0%, higher, respectively, than the state average of $52,548.

We face significant competition for the attraction of deposits and origination of loans. Our most direct competition for deposits has historically come from the financial institutions operating in our market area. We also face competition for investors' funds from money market funds, mutual funds and other corporate and government

securities. Our competition for loans comes primarily from financial institutions in our market area and, to a lesser extent, from other financial service providers, such as mortgage companies and mortgage brokers. Competition for loans also comes from the increasing number of non-depository financial service companies entering the mortgage market, such as insurance companies, securities companies and specialty finance companies.

Lending Activities

General. We provide a wide range of short- to medium-term commercial, mortgage, construction and personal loans, both secured and unsecured.

Commercial Mortgage Loans. We originate loans secured by commercial real estate located in our market area which is used as the primary site of the borrower's business operations. At December 31, 2014, we had $72.0 million of these loans representing 48.0% of our outstanding loans. We originate both adjustable and fixed interest rate commercial real estate loans with maturities usually ranging from three to five years, which generally amortize over 15 to 20 years. In reaching a decision on whether to make a commercial real estate loan, we consider the cash flow of the borrower, the net operating profitability of the borrower's business and historical trends, the borrower's industry expertise, credit history and profitability, and the value, location and characteristics of the underlying property. Loan to value ratios for our commercial real estate loans generally do not exceed 80% and are supported by either a real estate appraisal or other form of acceptable property valuation. The average size of our commercial mortgage loans is between $250,000 and $350,000. We generally require that the borrowers have debt service coverage ratios (the ratio of generated cash available to debt service) of at least 2:1. In some circumstances, loans are also collateralized by business assets, assignments of leases and/or the business owner's primary residence. In almost all cases, we also require personal guarantees. An environmental assessment, which may include an environmental Phase I report, is obtained when the possibility exists that hazardous materials may have existed on the site, or the site may have been impacted by adjoining properties that handled hazardous materials. In order to monitor these loans, we generally require the borrower and, in some cases, guarantors to provide annual financial statements and/or income tax returns.

Commercial Term Loans. We make commercial business term loans to businesses on a secured and unsecured basis. As of December 31, 2014, our commercial term loan portfolio totaled $19.4 million. The average size of our commercial business term loans is between $125,000 and $175,000. Commercial loans include loans for working capital, equipment purchases, business expansion and other business purposes. Short term working capital loans generally are secured by accounts receivable, inventory and/or equipment. When making such loans, we consider the financial statements of the borrower, the borrower's payment history of both corporate and personal debt, the debt service capabilities of the borrower, the projected cash flows of the business, the viability of the borrower, the market and industry in which the borrower operates and the value of the collateral.

We also offer loans guaranteed by the Small Business Administration through its SBA 7A loan program, which offers a government guarantee of 75% on loans up to $5.0 million and through the SBA 504 program, through which we lend on a first lien basis up to 50% of the loan amount for real estate and equipment projects up to $10.0 million. We have also been approved by the SBA as an express lender which allows us to make SBA express working capital loans up to $350,000. These express loans are guaranteed by the government up to 50%.

Commercial Lines of Credit. We provide business lines of credit to small businesses within our market area. As of December 31, 2014 we had commercial line commitments of $35.9 million with $20.2 million outstanding representing 13.6% of Victory Bank's loan portfolio. We originate adjustable interest rate commercial lines of credit loans, which may contain an interest rate floor, with expirations annually. In reaching a decision on whether to extend a commercial line of credit loan, we consider the borrower's: cash flow, characteristics and position of their working capital, operating profitability and historical trends, their market and industry, and credit history. Loan to value ratios for our line loans generally do not exceed 80%. The average size of our commercial line loans is between $175,000 and $225,000. We generally require that borrowers have debt service coverage ratios (the ratio of generated cash available to debt service) of at least 1.2:1. Loans are usually secured by general business assets and, in some circumstances, loans are also collateralized by real estate and/or the business owner's primary residence. In almost all cases, we also require personal guarantees. In order to monitor these loans, we generally require the borrower and, in some cases, guarantors to provide annual financial statements and/or income tax returns.

Construction Loans. We originate loans to finance the construction of real property improvements, including small residential subdivisions and commercial properties. We also make loans on vacant land and for land development. Our construction loans, totaling $11.9 million at December 31, 2014, generally provide for the payment of interest only during the construction phase. Loans in this category generally have a loan-to-value ratio of 75% or less. As of December 31, 2014, construction loans within our portfolio have a loan-to-value ratio ranging between 53% and 75%. Loan to value ratios vary and are generally supported by an "as completed" appraisal of the property by an independent licensed or certified appraiser. Advances on such loans are generally based on an inspection report, prepared by a satisfactory third party, certifying the work was completed in an acceptable manner. We also will require an inspection of the property before the initial disbursement of any funds for the construction loan. On occasion, a loan officer may perform a site inspection prior to funds being disbursed. Loan terms vary between three months to 24 months, depending on the project size and scope and payments of principal and interest are generally due monthly during the construction period.

Home Equity Loans. Our home equity loans, totaling $9.5 million at December 31, 2014, consist of second mortgage loans, home equity loans, and home equity lines of credit. Fixed rate home equity loans were typically extended for a fixed amount with an amortization of up to 20 years and generally have loan to value ratios of 80% or less. The rates on these loans were normally fixed for a period of no longer than five years with a balloon payment at the end of the five year period. We discontinued offering fixed rate home equity loans in January of 2014. Home equity lines of credit, which are a form of revolving credit which is secured by the underlying equity in the borrower's home or second residence, generally have adjustable interest rates and loan to value ratios of 80% or less. We may, at times and or on an exception basis due to other credit enhancements or strengths, originate home equity lines of credit with a loan to value ratio in excess of 100%. Unfunded home equity lines of credit totaled $1.7 million at December 31, 2014.

Consumer Loans. Our consumer loans of $15.1 million at December 31, 2014 consist of secured and unsecured personal loans, automobile loans and unsecured lines of credit. The procedures for underwriting consumer loans include an assessment of the applicant's payment history on other debts and ability to meet existing obligations and payments on the proposed loan. We generally require that borrowers have a debt to income ratio of no more than 40%. Although the applicant's creditworthiness is a primary consideration, the underwriting process also includes a comparison of the value of the collateral, if any, to the proposed loan amount.

Loan Underwriting Risks

Adjustable-Rate Loans. While we anticipate that adjustable-rate loans will better offset the adverse effects of an increase in interest rates as compared to fixed-rate mortgages, an increased monthly payment required of adjustable-rate loan to borrowers in a rising interest rate environment could cause an increase in delinquencies and defaults. The marketability of the underlying property also may be adversely affected in a high interest rate environment. In addition, although adjustable-rate loans make our asset base more responsive to changes in interest rates, the extent of this interest sensitivity is limited by the annual and lifetime interest rate adjustment limits.

Commercial Loans. Unlike consumer loans, which generally are made on the basis of the borrower's ability to make repayment from his or her employment or other income, and which are secured by real property whose value tends to be more easily ascertainable, commercial loans are of higher risk and typically are made on the basis of the borrower's ability to make repayment from the cash flow of the borrower's business. As a result, the availability of funds for the repayment of commercial loans may depend substantially on the success of the business itself. Further, any collateral securing such loans may depreciate over time, may be difficult to appraise and may fluctuate in value.

Commercial Real Estate Loans. Loans secured by commercial real estate generally have larger balances and involve a greater degree of risk than one- to four-family residential mortgage loans. Of primary concern in commercial real estate lending is the borrower's creditworthiness and cash flow. Payments on loans secured by investment properties often depend on successful operation and management of the properties. As a result, repayment of such loans may be subject to adverse conditions in the real estate market or the economy.

Construction Loans. Construction financing is generally considered to involve a higher degree of risk of loss than long-term financing on improved, occupied real estate. Risk of loss on a construction loan depends largely upon the accuracy of the initial estimate of the property's value at completion of construction and the estimated cost

(including interest) of construction. During the construction phase, a number of factors could result in delays and cost overruns. If the estimate of construction costs proves to be inaccurate, we may be required to advance funds beyond the amount originally committed to permit completion of the building. If the estimate of value proves to be inaccurate, we may be confronted, at or before the maturity of the loan, with a loan having a value which is insufficiently collateralized. If we are forced to foreclose on a building before or at completion due to a default, there can be no assurance that we will be able to recover all of the unpaid balance of, and accrued interest on, the loan as well as related foreclosure and holding costs.

Consumer Loans. Consumer loans may entail greater risk than do residential mortgage loans, particularly in the case of consumer loans that are unsecured or secured by assets that depreciate rapidly, such as motor vehicles. In the latter case, repossessed collateral for a defaulted consumer loan may not provide an adequate source of repayment for the outstanding loan and a small remaining deficiency often does not warrant further substantial collection efforts against the borrower. Consumer loan collections depend on the borrower's continuing financial stability, and therefore are likely to be adversely affected by various factors, including job loss, divorce, illness or personal bankruptcy. Furthermore, the application of various federal and state laws, including federal and state bankruptcy and insolvency laws, may limit the amount that can be recovered on such loans.

Loan Originations, Purchases and Sales. Loan originations come from a number of sources. Our loan originations are generated primarily through the efforts of our loan officers and supplemented by existing customers, walk-in traffic, referrals from customers and advertising. We will on occasion sell and purchase loans in accordance with our interest rate strategy, and in the case of loan purchases, if the loan presented to us meets our underwriting criteria.

Loan Approval Procedures and Authority. Our lending activities follow written, non-discriminatory, underwriting standards and loan origination procedures established by our Board of Directors and management. All loans are reported to the Board of Directors on a monthly basis. The Board of Directors has granted loan approval authority to certain officers up to prescribed limits, based on the officer's experience and tenure. Loans over certain specified amounts are approved either by the Loan Committee or by the Board of Directors.

Loans to One Borrower. The maximum amount that we may lend to one borrower and the borrower's related entities is generally limited, by internal policy, to 15% of our Tier 1 capital and reserves. At December 31, 2014, our regulatory limit on loans to one borrower was $2.2 million.

Loan Commitments. We issue commitments for fixed-rate and adjustable-rate mortgage loans conditioned upon the occurrence of certain events. Commitments to originate mortgage loans are legally binding agreements to lend to our customers. Generally, our loan commitments expire after 90 days.

Investment Activities

We have legal authority to invest in various types of liquid assets, including U.S. Treasury obligations, securities of various federal agencies and of state and municipal governments, mortgage-backed securities, bankers' acceptances, corporate bonds and certificates of deposit of federally insured institutions. Investment securities will generally carry an investment grade rating or better. At December 31, 2014 and 2013 our investment portfolio was classified as "available-for-sale". We also are required to maintain an investment in FHLB of Pittsburgh stock as part of our membership and for borrowing privileges and also in Atlantic Community Bankers Bank, again for the use of their services and borrowing privileges.

Our investment objectives are to maximize portfolio yield over the long term in a manner that is consistent with our liquidity needs, pledging requirements, asset/liability strategies and safety and soundness. Our Board of Directors has the overall responsibility for the investment portfolio, including approval of our investment policy. The Asset Liability Committee is responsible for implementation of the investment policy. Our Board of Directors reviews the status of our investment portfolio on a quarterly basis, or more frequently, if warranted.

Deposit Activities and Other Sources of Funds

General. Deposits, borrowings and loan repayments are the major sources of our funds for lending and other investment purposes. Scheduled loan repayments are a relatively stable source of funds, while deposit inflows

and outflows and loan prepayments are significantly influenced by general interest rates and money market conditions.

Deposit Accounts. Substantially all of our depositors are residents of Pennsylvania. We obtain deposits from within our market area through the offering of a broad selection of deposit instruments, including non-interest-bearing demand deposits (such as checking accounts), interest-bearing demand accounts (such as negotiable order of withdrawal accounts), money market accounts, savings accounts and certificates of deposit. At December 31, 2014, we held $17.4 million in non-interest-bearing demand deposits, $9.0 million in interest-bearing demand accounts, $18.2 million in money market accounts, savings accounts of $59.6 million, and certificates of deposit of $25.7 million. In addition to accounts for individuals, we also offer commercial checking accounts designed for the businesses operating in our market area. From time to time we promote various accounts in an effort to increase deposits. We also use brokered deposits to raise deposits to fit maturity niches that are usually not found in our local marketplace.

Deposit account terms vary according to the minimum balance required, the time periods the funds must remain on deposit and the interest rate, among other factors. In determining the terms of our deposit accounts, we consider the rates offered by our competition, our liquidity needs, profitability to us, and customer preferences and concerns. We generally review our deposit mix and pricing weekly. Our deposit pricing strategy has generally been to offer competitive rates and to be towards the top of the local market for rates on selected types of deposit products.

Borrowings. We utilize advances from the FHLB of Pittsburgh to supplement our investable funds. The FHLB functions as a central reserve bank providing credit for member financial institutions. As a member, we are required to own capital stock in the FHLB and are authorized to apply for advances on the security of such stock and certain of our mortgage loans and other assets (principally securities which are obligations of, or guaranteed by, the United States), provided certain standards related to creditworthiness have been met. Advances are made under several different programs, each having its own interest rate and range of maturities. Depending on the program, limitations on the amount of advances are based either on a fixed percentage of an institution's net worth or on the FHLB's assessment of the institution's creditworthiness. Victory Bank also maintains an advance credit facility agreement with Atlantic Community Bankers Bank.

Personnel

As of December 31, 2014, we had 32 full-time employees and four part-time employees, none of whom is represented by a collective bargaining unit. We believe our relationship with our employees is good.

Properties

Our main and executive offices are located at 548 North Lewis Road, Limerick, Pennsylvania 19468. Victory Bank also maintains a Loan Office at 200 Spring Ridge Drive, Suite 206, Wyomissing, Pennsylvania 19610.

Legal Proceedings

Victory Bancorp is not a party to any pending legal proceedings that we believe would have a material adverse effect on the financial condition or operations of Victory Bancorp or Victory Bank.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF VICTORY BANCORP

The objective of this section is to help potential investors understand our views on our results of operations and financial condition. You should read the discussion in conjunction with the consolidated financial statements and notes to the financial statements that appear at the end of this Offering Circular.

Overview

We conduct banking activities by accepting deposits and making loans in our market area. Our lending products include commercial real estate loans, commercial business loans, home equity loans and to a much lesser extent, consumer and construction loans. We also maintain an investment portfolio consisting of mortgage-backed securities to manage our liquidity and interest rate risk. Our loan and investment portfolios are primarily funded with deposits. We offer a broad array of deposit services including demand deposits, money market accounts, savings accounts and certificates of deposit.

Income. Our primary source of pre-tax income is net interest income. Net interest income is the difference between interest income, which is the income that we earn on our loans and investments, and interest expense, which is the interest that we pay on our deposits and borrowings. Changes in levels of interest rates affect our net interest income.

A secondary source of income is noninterest income. Our noninterest income generally comes from two sources: service charges (mostly from service charges on deposit accounts) and income recognized from the sale of loans.

Allowance for Loan Losses. The allowance for loan losses is a valuation allowance for losses inherent in the loan portfolio. We evaluate the need to establish allowances against losses on loans on a quarterly basis. When additional allowances are necessary, a provision for loan losses is charged to earnings.

Expenses. The noninterest expenses we incur in operating our business consist of salaries and employee benefits expenses, occupancy expenses, data processing expenses and other miscellaneous expenses, such as office supplies, telephone, postage, advertising and professional services.

Our largest noninterest expense is salaries and employee benefits, which consist primarily of salaries and wages paid to our employees, payroll taxes, and expenses for health insurance, retirement plans and other employee benefits.

Occupancy expenses, which are the fixed and variable costs of buildings and equipment, consist primarily of depreciation charges, furniture and equipment expenses, maintenance, real estate taxes and costs of utilities.

Data processing expenses are the fees we pay to third parties for processing customer information, deposits and loans.

Federal deposit insurance premiums are payments we make to the FDIC for insurance of our deposit accounts.

Our significant accounting policies are described in the notes to our audited consolidated financial statements included in this Offering Circular.

Critical Accounting Policies

We consider accounting policies involving significant judgments and assumptions by management that have, or could have, a material impact on the carrying value of certain assets or on income to be critical accounting policies. The following represent our critical accounting policies:

Allowance for Loan Losses

The allowance for loan losses ("allowance") represents management's estimate of losses inherent in the loan portfolio as of the balance sheet date and is recorded as a reduction to loans. The allowance is increased by the provision for loan losses, and decreased by charge-offs, net of recoveries. Loans deemed to be uncollectible are charged against the allowance, and subsequent recoveries, if any, are credited to the allowance. All, or part, of the principal balance of loans receivable are charged off to the allowance as soon as it is determined that the repayment of all, or part, of the principal balance is highly unlikely. Because all identified losses are immediately charged off, no portion of the allowance is restricted to any individual loan or groups of loans, and the entire allowance is available to absorb any and all loan losses.

The allowance is maintained at a level considered adequate to provide for losses that can be reasonably anticipated. Management performs a quarterly evaluation of the adequacy of the allowance. The allowance is based our past loan loss experience, known and inherent risks in the portfolio, adverse situations that may affect the borrower's ability to repay, the estimated value of any underlying collateral, composition of the loan portfolio, current economic conditions and other relevant factors. This evaluation is inherently subjective as it requires material estimates that may be susceptible to significant revision as more information becomes available.

The allowance consists of specific, general and unallocated components. The specific component relates to loans that are classified as impaired. For loans that are classified as impaired, an allowance is established when the discounted cash flows (or collateral value or observable market price) of the impaired loan is lower than the carrying value of that loan. The general component covers pools of loans by loan class including commercial loans not considered impaired, as well as smaller balance homogeneous loans, such as home equity and other consumer loans. These pools of loans are evaluated for loss exposure based upon historical loss rates for each of these categories of loans, adjusted for qualitative factors. These qualitative risk factors include:

- Lending policies and procedures, including underwriting standards and collection, charge-off, and recovery practices.
- National, regional, and local economic and business conditions as well as the condition of various market segments, including the value of underlying collateral for collateral dependent loans.
- Nature and volume of the portfolio and terms of loans.
- Volume and severity of past due, classified and nonaccrual loans as well as and other loan modifications.
- Existence and effect of any concentrations of credit and changes in the level of such concentrations.
- Effect of external factors, such as competition and legal and regulatory requirements.

Each factor is assigned a value to reflect improving, stable or declining conditions based on management's best judgment using relevant information available at the time of the evaluation. Adjustments to the factors are supported through documentation of changes in conditions in a narrative accompanying the allowance for loan loss calculation.

An unallocated component is maintained to cover uncertainties that could affect management's estimate of probable losses. The unallocated component of the allowance reflects the margin of imprecision inherent in the underlying assumptions used in the methodologies for estimating specific and general losses in the portfolio. The unallocated component of the reserve is based, in part, on underlying economic and environmental conditions of the overall markets as well as subjective factors within Victory Bank's environment. Victory Bank considers, among others, the following economic factors: unemployment rates of Montgomery County and the local Reading Metropolitan Statistical Area ("MSA"); the sales price of existing homes in the local Reading Metropolitan Statistical Area; and the Consumer Price Index change for a year-over year average. In addition, such environmental factors, among others, that are considered include: changes in Victory Bank policy and procedures; changes in the nature and volume of Victory Bank's portfolio; changes in the lending staff of Victory Bank; and changes in loan portfolio concentrations.

In addition, banking regulatory agencies, as an integral part of their examination process, periodically review our allowance for loan losses and may require us to recognize additions to the allowance based on their judgments about information available to them at the time of their examination, which may not be currently

available to management. Based on management's comprehensive analysis of the loan portfolio, management believes the current level of the allowance for loan losses is adequate.

Other-Than-Temporary Impairment of Securities

Management evaluates securities for other-than-temporary impairment on at least an annual basis, and more frequently when economic or market concerns warrant such evaluation. Declines in fair value of securities below their cost that are deemed to be other-than-temporary are separated into (a) the amount of the total other-than-temporary impairment related to a decrease in cash flows expected to be collected from the debt security (the credit loss) and (b) the amount of the total other-than-temporary impairment related to all other factors. The amount of the total other-than-temporary impairment related to the credit loss is recognized in earnings. The amount of the total other-than-temporary impairment related to all other factors is recognized in other comprehensive income (loss). In estimating other-than-temporary impairment losses, management considers (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near-term prospects of the issuer, and (3) whether or not management intends to sell or expects that it is more likely than not that it will be required to sell the debt security prior to any anticipated recovery in fair value.

Fair Value of Financial Instruments

Fair value of financial instruments are estimated using relevant market information and other assumptions. Fair value estimates involve uncertainties and matters of significant judgment. Changes in assumptions or in market conditions could have significantly affected the estimates.

Valuation of Deferred Tax Assets

Victory Bancorp evaluates the carrying amount of its deferred tax assets on a quarterly basis or more frequently, if necessary, in accordance with the guidance provided in FASB Accounting Standards Codification Topic 740 (ASC 740), in particular, applying the criteria set forth therein to determine whether it is more likely than not (i.e. a likelihood of more than 50%) that some portion, or all, of the deferred tax asset will not be realized within its life cycle, based on the weight of available evidence. If management makes a determination based on the available evidence that it is more likely than not that some portion or all of the deferred tax assets will not be realized in future periods, a valuation allowance is calculated and recorded. These determinations are inherently subjective and dependent upon estimates and judgments concerning management's evaluation of both positive and negative evidence.

In conducting the deferred tax asset analysis, Victory Bancorp believes it is important to consider the unique characteristics of an industry or business. In particular, characteristics such as business model, level of capital and reserves held by financial institutions and their ability to absorb potential losses are important distinctions to be considered for bank holding companies like Victory Bancorp. In addition, it is important to consider that net operating losses for federal income tax purposes can generally be carried back two years and carried forward for a period of twenty years. In order to realize our deferred tax assets, we must generate sufficient taxable income in such future years.

In assessing the need for a valuation allowance, Victory Bancorp carefully weighed both positive and negative evidence currently available. Judgment is required when considering the relative impact of such evidence. The weight given to the potential effect of positive and negative evidence must be commensurate with the extent to which it can be objectively verified. A cumulative loss in recent years is a significant piece of negative evidence that is difficult to overcome. As a result of continued profitability and taxable income in recent years, Victory Bancorp has concluded that no valuation allowance is required for the deferred tax assets at December 31, 2014 and 2013.

Victory Bancorp recognizes interest and penalties on income taxes, if any, as a component of the provision for income taxes. There were no interest and penalties recognized in 2014 or 2013.

Balance Sheet

General. Total assets at December 31, 2014 were $157.3 million, consisting primarily of net loans receivable of $146.4 million, cash and cash equivalents of $1.9 million and premises and equipment of $3.8 million, compared with total assets at December 31, 2013 of $141.3 million, consisting primarily of net loans of $129.3 million, premises and equipment of $4.0 million and cash and cash equivalents of $2.4 million. Total deposits at December 31, 2014 were $129.9 million compared with $120.1 million at December 31, 2013. Cash and cash equivalents at December 31, 2014 totaled $1.9 million compared to $2.4 million at December 31, 2013. Cash balances decreased due primarily to large customer withdrawals at the 2014 year end. Securities-available-for sale of $1.6 million at December 31, 2014 decreased from $1.9 million at December 31, 2013 due primarily to pay-downs on residential mortgage-backed securities.

Loans. We offer commercial term, commercial mortgage, commercial line, construction, home equity and other consumer loans. We offer both adjustable- and fixed-rate loans. As of December 31, 2014, our loan portfolio totaled $148.1 million (including net unamortized deferred origination costs), representing approximately 94.2% of total assets. Commercial loans, which totaled $111.6 million, or 75.4%, of our loan portfolio at December 31, 2014, were comprised of commercial term, commercial mortgage and commercial line loans.

The increase in total loans receivable of $17.2 million for the year ended December 31, 2014 was primarily due to organic growth.

The following table sets forth the composition of our loan portfolio at the dates indicated.

	At December 31,			
	2014		2013	
	Amount	Percent	Amount	Percent
	(Dollars in thousands)			
Commercial:				
Commercial term	$ 19,389	13.1%	$ 19,784	15.1%
Commercial mortgage	72,038	48.7%	66,644	50.9%
Commercial line	20,192	13.6%	12,833	9.8%
Construction	11,895	8.0%	9,332	7.1%
Consumer:				
Home equity	9,519	6.4%	10,725	8.2%
Other consumer	15,105	10.2%	11,664	8.9%
Total loans	148,138	100.0%	130,982	100.0%
Unearned discounts, origination and commitment fees	6		15	
Allowance for loan losses	(1,768)		(1,660)	
Total loans, net	$146,376		$129,337	

Loan Maturity. The following table sets forth certain information at December 31, 2014 regarding scheduled contractual maturities during the periods indicated. The tables do not include any estimate of prepayments which significantly shorten the average life of all loans and may cause our actual repayment experience to differ from that shown below. Demand loans having no stated schedule of repayments and no stated maturity are reported as due in one year or less. The amounts shown below exclude deferred loan fees and costs.

	Commercial Term	Commercial Mortgage	Commercial Line	Construction	Home Equity	Consumer	Total
			(In thousands)				
Amounts due after December 31, 2014 in:							
One year or less	$ 5,389	$ 4,748	$19,604	$ 957	$ 108	$ 932	$ 31,738
After one year through two years	2,313	8,353	65	372	195	247	11,545
After two years through three years	3,825	11,131	—	1,849	49	290	17,144
After three years through five years	5,557	33,249	523	4,142	389	2,959	46,819
After five years through ten years	1,060	12,888	—	3,977	3,866	1,500	23,291
After ten years through fifteen years	637	170	—	598	954	6	2,365
After fifteen years	608	1,499	—	—	3,958	9,171	15,236
Total	$19,389	$72,038	$20,192	$11,895	$9,519	$15,105	$148,138

The following table sets forth certain information at December 31, 2013 regarding scheduled contractual maturities during the periods indicated. The tables do not include any estimate of prepayments which significantly shorten the average life of all loans and may cause our actual repayment experience to differ from that shown below. Demand loans having no stated schedule of repayments and no stated maturity are reported as due in one year or less. The amounts shown below exclude deferred loan fees and costs.

	Commercial Term	Commercial Mortgage	Commercial Line	Construction	Home Equity	Consumer	Total
			(In thousands)				
Amounts due after December 31, 2013 in:							
One year or less	$ 6,096	$ 3,830	$12,242	$1,821	$ 96	$ 704	$ 24,789
After one year through two years	2,718	5,884	141	361	109	331	9,844
After two years through three years	2,082	10,079	—	717	327	360	13,565
After three years through five years	6,932	33,330	150	2,832	469	1,388	45,101
After five years through ten years	430	11,483	—	2,968	1,791	316	16,988
After ten years through fifteen years	229	380	—	633	3,906	1,185	6,333
After fifteen years	1,297	1,658	—	—	4,027	7,380	14,362
Total	$19,784	$66,644	$12,833	$9,332	$10,725	$11,664	$130,982

Fixed vs. Adjustable Rate Loans. The following table sets forth the dollar amount of all scheduled maturities of loans at December 31, 2014 that are due after December 31, 2015 and have either fixed interest rates or adjustable interest rates. The amounts shown below exclude deferred loan fees and costs.

	Due after December 31, 2015		
	Fixed Rate	**Adjustable Rate**	**Total**
		(In thousands)	
Commercial:			
Commercial term	$12,912	$ 1,088	$ 14,000
Commercial mortgage	58,648	8,642	67,290
Commercial line	—	588	588
Construction	10,708	210	10,938
Consumer:			
Home equity	3,089	6,322	9,411
Other consumer	402	13,771	14,173
	$85,759	$30,641	$116,400

The following table sets forth the dollar amount of all scheduled maturities of loans at December 31, 2013 that are due after December 31, 2014 and have either fixed interest rates or adjustable interest rates. The amounts shown below exclude deferred loan fees and costs.

	Due after December 31, 2014		
	Fixed Rate	**Adjustable Rate**	**Total**
		(In thousands)	
Commercial:			
Commercial term	$12,351	$ 1,337	$ 13,688
Commercial mortgage	54,549	8,265	62,814
Commercial line	—	591	591
Construction	6,911	600	7,511
Consumer:			
Home equity	3,965	6,664	10,629
Other consumer	106	10,854	10,960
	$77,882	$28,311	$106,193

Investment Securities. We maintain an investment securities portfolio, which at December 31, 2014 totaled $1.6 million and represented approximately 1.0% of our total assets. Securities in the portfolio are classified as available-for-sale or held-to-maturity based on management's positive intent and ability to hold such securities to maturity. At December 31, 2014 and 2013, no securities were classified as held-to-maturity.

Securities available-for-sale decreased $343,000 to $1.6 million at December 31, 2014 from $1.9 million at December 31, 2013. The decrease during the year represented primarily paydowns on residential mortgage-backed securities.

The following table sets forth the amortized cost and fair values of our securities portfolio at the dates indicated.

	At December 31,			
	2014		2013	
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
	(In thousands)			
Securities available-for-sale:				
Residential Mortgage- backed securities...........	$1,503	$1,558	$1,869	$1,901

The following table sets forth the stated maturities and weighted average yields of investment securities at December 31, 2014.

	More than Ten Years [(1)]		Total		
	Amortized Cost	Weighted Average Yield	Amortized Cost	Fair Value	Weighted Average Yield
	(Dollars in thousands)				
Securities Available for sale:					
Residential mortgage-backed securities......................	$1,503	2.53%	$1,503	$1,558	2.53%

(1) At December 31, 2014, there were no securities in our investment portfolio that had stated maturities of less than 10 years. However, the stated maturities of mortgage backed securities are usually impacted by prepayments due to refinancing and other causes and rarely are outstanding for the stated terms.

The following table sets forth the stated maturities and weighted average yields of investment securities at December 31, 2013.

	More than Ten Years [(1)]		Total		
	Amortized Cost	Weighted Average Yield	Amortized Cost	Fair Value	Weighted Average Yield
	(Dollars in thousands)				
Securities Available for sale:					
Residential mortgage-backed securities......................	$1,869	2.48%	$1,869	$1,901	2.48%

(1) At December 31, 2013, there were no securities in our investment portfolio that had stated maturities of less than 10 years. However, the stated maturities of mortgage backed securities are usually impacted by prepayments due to refinancing and other causes and rarely are outstanding for the stated terms.

Deposits. Our primary source of funds is our deposit accounts, which are comprised of interest-bearing and non-interest-bearing demand accounts, money market accounts, savings accounts and certificates of deposit. These deposits are provided primarily by individuals and businesses within our market area. We offer competitive rates for all of our deposit products. We set our interest rates on deposits based on a variety of factors, including rates offered by our competition, our liquidity needs and market interest rates.

Deposits increased $9.8 million, or 8.2%, to $129.9 million at December 31, 2014, from $120.1 million at December 31, 2013. The increase in deposits was the result of organic growth in NOW accounts of $2.9 million, money market accounts of $4.0 million and certificates of deposits of $2.5 million. At times, Victory Bank will see an outflow of deposits to financial institutions paying the highest and most attractive interest rates and terms. If needed, we believe we can raise the interest rates we offer to attract new funds or retain existing deposits.

We increased our use of brokered deposits from $2.4 million, or 2.0% of total deposits, at December 31, 2013 to $5.5 million, or 4.2% of total deposits, at December 31, 2014. Victory Bank uses brokered deposits to either raise deposits at yields less expensive than those found in the local market or to fit maturity niches that are difficult to find in our local marketplace. Brokered deposits for Victory Bank typically included Certificates of Deposit with Promontory Interfinancial Network LLC's Certificate of Deposit Account Registry Service ("CDARs") and Money Market accounts with Promontory Interfinancial Network LLC's Insured Cash Sweep ("ICS"). CDARs and ICS are privately owned services that break up large deposits and places them into a network of FDIC insured financial institutions which allows depositors to deal with a single bank that participates in CDARs and ICS, but avoids having funds above the FDIC deposit insurance limits in any one bank. Deposits placed through a deposit placement service, such as CDARs and ICS, are eligible for "pass-through" FDIC insurance. As of December 31, 2014 and 2013, Victory Bank had no funds in the CDARs program and $3.8 million and $2.4 million of funds, respectively, in the ICS program.

The following table sets forth the average balances and average rates of our deposit products for the periods indicated. For the purposes of these tables, average balances have been calculated using daily averages.

	At December 31,					
	2014			2013		
	Average Balance	Interest Expense	Average Rate Paid	Average Balance	Interest Expense	Average Rate Paid
Demand, non-interest bearing	$ 18,058	$ —	—%	$ 16,621	$ —	—%
Demand, interest-bearing	7,399	12	0.16%	6,902	15	0.21%
Money market accounts	16,112	71	0.44%	13,788	74	0.54%
Savings accounts	61,551	555	0.90%	57,824	549	0.95%
Certificates of deposit	22,316	308	1.38%	24,192	360	1.49%
Total deposits	$125,436	$946	0.75%	$119,327	$998	0.84%

The following table indicates the amount of jumbo certificates of deposit by time remaining until maturity at the dates indicated. Jumbo certificates of deposit require minimum deposits of $100,000.

	At December 31,			
	2014		2013	
	Amount	Weighted Average Rate	Amount	Weighted Average Rate
	(Dollars in thousands)			
Three months or less	$ 1,146	0.67%	$ 2,448	1.40%
Over three months through six months	289	1.00%	906	1.55%
Over six months through one year	1,627	1.38%	3,921	1.30%
Over one year	13,663	1.57%	6,878	1.65%
Total	$16,725	1.48%	$14,153	1.50%

Borrowings. We have an agreement with a correspondent bank for a $1.5 million unsecured federal funds overnight line of credit to provide cash advances, should we need additional funds for loan originations or other purposes. Borrowings on this line of credit were $366,000 and $0 at December 31, 2014 and December 31, 2013, respectively. We also have the ability to borrow from the FHLB of Pittsburgh on an unsecured basis. Our maximum borrowing capacity from the FHLB of Pittsburgh at December 31, 2014 and December 31, 2013, was $72.3 million and $52.4 million, respectively. At December 31, 2014, we had $13.0 million outstanding at the FHLB of Pittsburgh as compared to $7.7 million at December 31, 2013. Included in the $13.0 million of outstanding borrowings at December 31, 2014 were the following fixed rate advances (in thousands):

Amount	Rate	Settlement Date	Maturity Date
$3,000	1.06%	September 24, 2013	September 23, 2016
2,500	1.24%	August 28, 2014	August 28, 2017
1,665	1.73%	July 2, 2013	July 2, 2018
2,000	1.82%	June 3, 2014	June 3, 2019

Results of Operations for the Years Ended December 31, 2014 and December 31, 2013

Financial Highlights. Income, before taxes, for the year ended December 31, 2014 was $1.1 million compared to $1.2 million for the year ended December 31, 2013. The $130,000 decrease in income, before taxes, for the year ended December 31, 2014 was primarily due to the $560,000 reduction in net gains on the sales of loans and investments as Small Business Administration lending declined in our market area due to the improvement in the economy.

Net Interest Income. Net interest income increased by $615,000, or 10.6%, to $6.4 million for the year ended December 31, 2014 from $5.8 million in the same period in 2013. The net interest rate spread decreased to 4.34% for the year ended December 31, 2014 from 4.37% for same period in 2013 primarily as a result of the decrease in the yield on the loan portfolio from 5.51% for the year ended December 31, 2013 to 5.34% for the year ended December 31, 2014. The net interest margin decreased to 4.50% for the year ended December 31, 2014 from 4.53% for the year ended December 31, 2013. The decrease in the net interest margin was also the result of the decrease in the yield on the loan portfolio from 5.51% for the year ended December 31, 2013 to 5.34% for the year ended December 31, 2014.

Total interest income increased $644,000, or 9.42%, to $7.5 million for the year ended December 31, 2014, from $6.8 million for the same period in 2013. The increase in interest income primarily reflects the $16.6 million increase in average loans receivable from 2013 to 2014. Interest income earned on loans increased to $7.4 million for the year ended December 31, 2014, or 10.05%, from $6.7 million for the same period in 2013.

Interest expense on interest-bearing liabilities increased $29,000 or 2.82%, to $1.1 million for the year ended December 31, 2014, from $1.0 million for the same period in 2013. The increase was due primarily to the $7.8 million increase in average borrowed funds from $3.1 million in 2013 to $10.9 million in 2014.

Provision for Loan Losses. A provision for loan losses is charged to earnings to maintain the total allowance for loan losses at a level calculated by management based on historical experience, the volume and type of lending conducted by us, the status of past due principal and interest payments and other factors related to the collectability of the loan portfolio. Based upon our analysis of these factors, management decreased the provision for loan losses by $117,000, or 33.6%, for the year ended December 31, 2014 as compared to the same period in 2013, which was primarily due to the decrease in 30-90 days delinquent loans. The allowance for loan losses was $1.8 million, or 1.19% of total loans, as of December 31, 2014 as compared with $1.7 million, or 1.27% of total loans, as of December 31, 2013.

Non-interest Income. Non-interest income decreased $590,000 to $379,000 for the year ended December 31, 2014 from $969,000 for the same period in 2013, due primarily to a reduction in the gain on the sale of Small Business Administration guaranteed loans from $680,000 for the year ended December 31, 2013 to $155,000 for the year ended December 31, 2014. Given the lesser demand for Small Business Administration loans in the current economic environment, we anticipate that our origination of Small Business Administration loans will continue to decrease resulting in decreased non-interest income due to a continued corresponding reduction in sales of Small Business Administration loans.

Non-interest Expenses. Non-interest expenses increased $272,000 or 5.2%, to $5.5 million for the year ended December 31, 2014 as compared to $5.2 million for the year ended December 31, 2013. The primary reason for the increase was salaries and benefits which rose $174,000 or 6.1% as the number of employees grew from 30 at December 31, 2013 to 33 at December 31, 2014. Data processing costs increased 7.4%, or $43,000, to $622,000 for the year ended December 31, 2014, from $579,000 for the year ended December 31, 2013 primarily due to the increase in the size of the Bank as net loans increased 13.2% and deposits increased 8.2% from December 31, 2013 to December 31, 2014. During the years ended December 31, 2014 and 2013 the Bank incurred and expensed

$196,000 and $314,000, respectively, for costs related to the proposed merger with Huntingdon Valley Bank. See *"Business of Victory Bancorp and Victory Bank – Termination of Proposed Merger."*

Income Taxes. An income tax expense of $448,000 was recorded on pre-tax income of $1.1 million for the year ended December 31, 2014 and an income tax expense of $473,000 was recorded for the year ended December 31, 2013 on pre-tax income of $1.2 million. The increased effective tax rate to 42.5% for the year ended December 31, 2014 from 40.0% during the same period in 2013 is primarily due to non-deductibility of planned merger expenses. The majority of the merger related costs were non-deductible for federal income tax purposes resulting in an effective tax rate significantly higher than the statutory tax rate of 34%. For the years ended December 31, 2014 and 2013, the effective tax rate was 42.5% and 40.0%, respectively. The termination of the merger agreement with Huntingdon Valley Bank in January 2015 caused the majority of these merger related costs to become deductible for federal income tax purposes in 2015 and the Bank will record in 2015 a federal income tax benefit of approximately $140,000 related to these costs.

The net deferred tax asset balance was $460,000 as of December 31, 2014 and $916,000 as of December 31, 2013. The reduction was due primarily to the utilization of net operating loss carry forwards.

The deferred tax asset will continue to be analyzed on a quarterly basis for changes affecting realization of the tax assets.

Average Balances and Yields. The following table presents information regarding average balances of assets and liabilities, the total dollar amounts of interest income and dividends from average interest-earning assets, the total dollar amounts of interest expense on average interest-bearing liabilities, and the resulting annualized average yields and costs. The yields and costs for the periods indicated are derived by dividing income or expense by the average balances of assets or liabilities, respectively, for the periods presented. Loan fees are included in interest income on loans and are insignificant. Yields are not presented on a tax-equivalent basis. Any adjustments necessary to present yields on a tax-equivalent basis are insignificant. Average balances have been calculated using daily balances.

	Years Ended December 31,					
	2014			2013		
	Average Outstanding Balance	Interest Income Expense	Yield/Rate	Average Outstanding Balance	Interest Income Expense	Yield/Rate
	(Dollars in thousands)					
Interest-earning assets						
Federal funds sold	$ 1,270	$ 3	0.23%	$ 1,377	$ 3	0.21%
Interest-bearing deposit at other banks	271	—	0.08%	273	—	0.06%
Securities available-for-sale	1,739	44	2.53%	3,741	98	2.61%
Loan receivable	138,787	7,411	5.34%	122,241	6,734	5.51%
Restricted Investment in bank Stocks	777	25	3.28%	530	4	0.73%
Total interest-earning assets	142,844	7,483	5.24%	128,162	6,839	5.34%
Non interest earning assets	7,228			7,835		
Total assets	$150,072			$135,997		
Interest-bearing liabilities						
Interest-bearing demand Deposits	$ 7,399	12	0.16%	$ 6,902	15	0.21%
Money market	16,112	71	0.44%	13,788	74	0.54%
Savings accounts	61,551	555	0.90%	57,824	549	0.95%
Certificates of deposit	22,316	308	1.38%	24,192	360	1.49%
Borrowed funds	10,864	113	1.04%	3,095	32	1.05%
Total interest-bearing liabilities	118,242	1,059	0.90%	105,801	1,030	0.97%
Non-interest bearing liabilities	18,506			17,413		
Total liabilities	136,748			123,214		
Stockholders' equity	13,323			12,783		
Total liabilities and stockholders' equity	$150,071			$135,997		
Net interest income		$6,424			$5,809	
Net interest spread			4.34%			4.37%
Net interest earning assets	$ 24,602			$ 22,361		
Net interest margin			4.50%			4.53%
Ratio of average of interest earning assets to interest bearing liabilities	120.8%			121.1%		

Rate/Volume Analysis. The following table sets forth the effects of changing rates and volumes on our net interest income. The rate column shows the effects attributable to changes in rate (changes in rate multiplied by prior volume). The volume column shows the effects attributable to changes in volume (changes in volume multiplied by prior rate). The net column represents the sum of the prior columns. For purposes of this table, changes attributable to changes in both rate and volume that cannot be segregated have been allocated proportionately to changes due to rate and the changes due to volume.

	Year Ended December 31, 2014 Compared to Year Ended December 31, 2013		
	Increase (Decrease) Due to		
	Volume	**Rate**	**Net**
Interest-earning assets:			
Fed funds sold	$ —	$ —	$ —
Interest bearing deposits at other banks	—	—	—
Securities available-for-sale	(52)	(2)	(54)
Loans receivable	912	(235)	677
Restricted investment in bank stocks	2	19	21
Total interest-earning assets	862	(218)	644
Interest-bearing liabilities:			
Interest-bearing demand deposits	1	(4)	(3)
Money market accounts	13	(16)	(3)
Savings accounts	35	(29)	6
Certificates of deposit	(28)	(24)	(52)
Borrowed funds	81	—	81
Total interest bearing liabilities	102	(73)	29
Increase/(decrease) in net interest income	$760	$(145)	$615

Results of Operations for the Years Ended December 31, 2013 and December 31, 2012

Financial Highlights. Net income, before taxes, for the year ended December 31, 2013 was $1.2 million compared to $473,000 for the year ended December 31, 2012. The $710,000, or 150.1% increase in net income, before taxes, for the year ended December 31, 2013 was primarily due to an increase in net interest income of $1.1 million and an increase in non-interest income of $600,000, partially offset by an increase in non-interest expenses of $1.2 million.

Net Interest Income. Net interest income increased by $1.1 million, or 25.4%, to $5.8 million for the year ended December 31, 2013 from $4.6 million in the same period in 2012. The net interest rate spread increased to 4.37% for the year ended December 31, 2013 from 4.04% for same period in 2012 primarily as a result of the increase in average loans of $24.5 million, or 25.0% and a decrease in the cost of interest-bearing funds from 1.18% for the year ended December 31, 2012 to 0.97% for the same period in 2013. The net interest margin increased to 4.53% for the year ended December 31, 2013 from 4.24% for the year ended December 31, 2012. The increase in the net interest margin was the result of the growth in higher yielding assets, namely loans, reduction in Federal funds sold and the reduction in the cost of deposits.

Total interest income increased to $6.8 million for the year ended December 31, 2013, or 19.8%, from $5.7 million for the same period in 2012. The increase in interest income primarily reflects the increase in loan receivables which increased, on average, 25.0% for the year ending December 31, 2013 as compared to the same period in 2012. Interest income earned on loans increased to $6.7 million for the year ended December 31, 2013, or 20.7%, from $5.6 million for the same period in 2012.

Interest expense on interest-bearing liabilities decreased $44,000 or 4.1%, to $1.0 million for the year ended December 31, 2013, from $1.1 million for the same period in 2012. The decrease was due primarily to the decrease in the cost of funds on total interest-bearing liabilities for the year ending December 31, 2013 to 0.97% from 1.18% as compared to the same period in 2012, partially offset by an increase in average total deposits for the year ended December 31, 2013 to $119.3 million as compared to $103.8 million for the year ended December 31, 2012.

Provision for Loan Losses. A provision for loan losses is charged to earnings to maintain the total allowance for loan losses at a level calculated by management based on historical experience, the volume and type of lending conducted by us, the status of past due principal and interest payments and other factors related to the collectability of the loan portfolio. Based upon our analysis of these factors, management decreased the provision for loan losses by $124,000, or 26.3%, for the year ended December 31, 2013 as compared to the same period in 2012, which was primarily due to improving economic indicators for our market area, the decrease in non-accrual loans, and the limited net charge-offs for the year ended December 31, 2013. The allowance for loan losses was $1.7 million, or 1.27% of total loans, as of December 31, 2013 as compared with $1.3 million, or 1.21% of total loans, as of December 31, 2012.

Non-interest Income. Non-interest income increased $600,000 to $969,000 for the year ended December 31, 2013 from $369,000 for the same period in 2012, due primarily to a $557,000 increase in gains on sales of the guaranteed portion of SBA originated loans.

Non-interest Expenses. Non-interest expenses increased $1.2 million, or 29.3%, to $5.2 million for the year ended December 31, 2013 as compared to $4.1 million of the year ended December 31, 2012. The primary reason for increase was the increase in salaries and employee benefits of $535,000, or 23.2%, driven mainly by the increase in personnel and by annual merit increases and increased employee benefit costs. Legal and professional fees increased $285,000 from $260,000 for the year ended December 31, 2012, to $545,000 for the year ended December 31, 2013 primarily due to $314,000 in fees related to the proposed merger with Huntingdon Valley Bank. See *"Business of Victory Bancorp and Victory Bank – Termination of Proposed Merger."*

Income Taxes. An income tax expense of $473,000 was accrued on pre-tax income of $1.2 million for the year ended December 31, 2013. The Company recorded an income tax benefit of $1.1 million during the year ended December 31, 2012 related to the decrease in the deferred tax asset valuation allowance. The decrease in valuation allowance is the result of management's estimate of net operating loss carryforwards more likely than not to be utilized over future periods.

The net deferred tax asset balance before consideration of a valuation allowance was $916,000 as of December 31, 2013 and $1.3 million as of December 31, 2012. The tax planning strategies assessed resulted in the projected realization of the tax assets which can be considered more likely than not to be realized as of December 31, 2013 and 2012. Accordingly, Victory Bancorp did not record a partial valuation allowance related to the deferred tax asset balance during 2013 or 2012.

The deferred tax asset will continue to be analyzed on a quarterly basis for changes affecting realization of the tax assets.

Risk Management

Overview. Managing risk is an essential part of successfully managing a financial institution. Our most prominent risk exposures are credit risk, interest rate risk and market risk. Credit risk is the risk of not collecting the interest and/or the principal balance of a loan or investment when it is due. Interest rate risk is the potential reduction of interest income as a result of changes in interest rates. Market risk arises from fluctuations in interest rates that may result in changes in the values of financial instruments, such as available-for-sale securities that are accounted for on a mark-to-market basis. Other risks that we face are operational risks, liquidity risks and reputation risk. Operational risks include risks related to fraud, regulatory compliance, processing errors, technology and disaster recovery. Liquidity risk is the possible inability to fund obligations to depositors, lenders or borrowers. Reputation risk is the risk that negative publicity or press, whether true or not, could cause a decline in our customer base or revenue.

Credit Risk Management. Our strategy for credit risk management focuses on having well-defined credit policies and uniform underwriting criteria and providing prompt attention to potential problem loans.

When a borrower fails to make a required loan payment, we take a number of steps to have the borrower cure the delinquency and restore the loan to current status, including contacting the borrower by letter and phone at regular intervals. When the borrower is in default, we may commence collection proceedings. Generally, when a commercial loan becomes 90 days past due, we institute collection proceedings.

Analysis of Nonperforming and Classified Assets. We consider repossessed assets and loans that are 120 days or more past due to be nonperforming assets. Under current accounting guidelines, a loan is defined as impaired when, based on current information and events, it is probable that the creditor will be unable to collect all amounts due under the contractual terms of the loan agreement. When a loan becomes 90 days delinquent, the loan may be placed on a nonaccrual status at which time the accrual of interest ceases, the interest previously accrued to income is reversed and the loan is placed on a cash basis. Generally, payments on a nonaccrual loan are applied to the outstanding principal and interest as determined at time of the collection of the loan.

The following table provides information with respect to our non-performing assets at the dates indicated.

	At December 31,	
	2014	2013
	(Dollars in thousands)	
Non-accrual loans:		
Commercial:		
Commercial term	$ 176	$186
Commercial mortgage	873	261
Commercial line	—	—
Construction	750	—
Consumer:		
Home equity	—	—
Other consumer	—	50
Total non-accrual loans	$1,799	$497
Total non-performing assets	$2,081	$497
Non-performing loans to total loans	1.2%	0.4%
Non-performing assets to total assets	1.3%	0.4%

We had no loans classified as troubled debt restructurings as of and for the years ended December 31, 2014 and 2013.

During the years ended December 31, 2014 and 2013, interest income of $51,000 and $33,000, respectively, would have been recorded on loans accounted for on a nonaccrual basis if the loans had been current throughout the period. There was no interest on such loans included in income during the year ended December 31, 2013 and year ended December 31, 2014 we recorded income of $25,000 on these credits. Non-performing assets increased from approximately $497,000 in 2013 to $2.1 million in 2014, primarily as a result of two loans with an aggregate balance of $1.2 million. Both loans are well collateralized and repayment in full is anticipated at this time.

Banking regulations require us to regularly review and classify our assets. In addition, our regulators have the authority to identify problem assets and, if appropriate, require them to be classified. We utilize three classifications for problem assets: substandard, doubtful and loss. Loans classified as "substandard" are those loans with clear and defined weaknesses, such as highly leveraged positions, unfavorable financial ratios, uncertain repayment resources or poor financial condition, which may jeopardize recoverability of the loan. Loans classified

as "doubtful" are those loans that have characteristics similar to those of substandard loans, but also have an increased risk that loss may occur or at least a portion of the loan may require a charge-off if liquidated at present. Although loans classified as substandard do not duplicate loans classified as doubtful, both substandard and doubtful loans may include some loans that are past due at least 90 days, are on non-accrual status or have been restructured. Loans classified as "loss" are those loans that are in the process of being charged-off. Assets that do not currently expose Victory Bank to sufficient risk to warrant classification as a classified asset but possesses weaknesses are designated "special mention" and monitored by us.

At December 31, 2014 and 2013, we had $204,000 and $0, respectively, in assets classified as doubtful and no loans classified as loss. At December 31, 2014 and 2013, we had $2.3 million and $497,000, respectively, in assets classified as substandard. In addition, at December 31, 2014 and 2013, we had $507,000 and $3.6 million, respectively, in assets classified as special mention.

Allowance for Loan Losses. The allowance for loan losses is a valuation allowance for probable losses inherent in the loan portfolio. We evaluate the need to establish allowances against losses on loans on a quarterly basis based on written policies and procedures that we have established to evaluate the risk in our portfolio, ensure the timely charge off of loans and properly reflect estimated future losses in the portfolio. When additional allowances are necessary, a provision for loan losses is charged to earnings. The recommendations for increases or decreases to the allowance are presented by management to the board of directors. Where specific loan loss allowances have been established, any difference between the loss allowances and the amount of loss realized would be charged or credited to current income.

	At December 31,					
	2014			2013		
	Allowance for Loan Losses	**Loan Balances by Category**	**Percent of Loans in Each Category to Total Loans**	**Allowance for Loan Losses**	**Loan Balances by Category**	**Percent of Loans in Each Category to Total Loans**
	(Dollars in thousands)					
Commercial:						
Commercial term	$ 211	$ 19,389	13.1%	$ 203	$ 19,784	15.1%
Commercial mortgage	672	72,038	48.7%	423	66,644	50.9%
Commercial line	179	20,192	13.6%	90	12,833	9.8%
Construction	102	11,895	8.0%	71	9,332	7.1%
Consumer loans:						
Home equity	60	9,519	6.4%	66	10,725	8.2%
Other consumer	93	15,105	10.2%	71	11,664	8.9%
Unallocated reserves	451	—	—%	736	—	—%
Total loans	$1,768	$148,138	100.0%	$1,660	$130,982	100.0%

Analysis of Loss Experience. The following table sets forth an analysis of the allowance for loan losses for the years indicated.

	At December 31,	
	2014	2013
	(Dollars in thousands)	
Allowance at beginning of period	$1,660	$1,338
Provision for loan losses	231	348
Charge-offs:		
Commercial:		
Commercial term	(27)	(33)
Consumer	(100)	—
Other consumer	—	—
Total charge-offs	(127)	(33)
Recoveries:		
Commercial:		
Commercial line	4	7
Total recoveries	4	7
Net (charge-offs) recoveries	(123)	(26)
Allowance at end of year	$1,768	$1,660
Net charge-offs to average loans outstanding	0.1%	—%
Allowance for loan losses to non-performing loans at end of period	85.0%	334.0%
Allowance for loan losses to total loans at end of period	1.2%	1.3%

Interest Rate Risk Management. Our earnings and the market value of our assets and liabilities are subject to fluctuations caused by changes in the level of interest rates. We manage the interest rate sensitivity of our interest-bearing liabilities and interest-earning assets in an effort to minimize the adverse effects of changes in the interest rate environment. Deposit accounts typically react more quickly to changes in market interest rates than loans because of the shorter maturities of deposits. To reduce the potential volatility of our earnings, we have sought to improve the match between asset and liability maturities and rates, while maintaining an acceptable interest rate spread.

We have an Asset/Liability Committee to coordinate all aspects involving asset/liability management. The committee establishes and monitors the volume, maturities, pricing and mix of assets and funding sources with the objective of managing assets and funding sources to provide results that are consistent with liquidity, growth, risk limits and profitability goals.

Liquidity Management. Liquidity is the ability to meet current and future financial obligations of a short-term nature. Our primary source of funds consists of deposit inflows, loan repayments and maturities of and payments on investment securities. While maturities and scheduled amortization of loans and securities are predictable sources of funds, deposit flows and loan prepayments are greatly influenced by general interest rates, economic conditions and competition.

Our primary investing activities are the origination and purchase of loans and the purchase of securities. Our primary funding activities consist of activity in deposit accounts. Deposit flows are affected by the overall level of interest rates, the interest rates and products offered by us and our local competitors and other factors. We generally manage the pricing of our deposits to be competitive. Occasionally, we offer promotional rates on certain deposit products to attract deposits.

Capital Management. We are subject to various regulatory capital requirements administered by the FDIC, including a risk-based capital measure. The risk-based capital guidelines include both a definition of capital

and a framework for calculating risk-weighted assets by assigning balance sheet assets and off-balance sheet items to broad risk categories. At December 31, 2014 and 2013, we exceeded all of our regulatory capital requirements. We are considered "well capitalized" under regulatory guidelines.

Off-Balance Sheet Arrangements. In the normal course of operations, we engage in a variety of financial transactions that, in accordance with generally accepted accounting principles, are not recorded in our financial statements. These transactions involve, to varying degrees, elements of credit, interest rate and liquidity risk. Such transactions are used primarily to manage customers' requests for funding and take the form of loan commitments and lines of credit. For information about our loan commitments and unused lines of credit, see note 13 of the notes to the consolidated financial statements of Victory Bancorp included in this Offering Circular.

For the years ended December 31, 2014 and 2013, we did not engage in any off-balance sheet transactions reasonably likely to have a material effect on our financial condition, results of operations or cash flows. At December 31, 2014 and 2013, Victory Bank had $24.2 million and $ 22.8 million, respectively, in commitments to grant loans or under lines of credit and letters of credit.

MANAGEMENT OF VICTORY BANCORP AND VICTORY BANK

Shared Management Structure

The directors of Victory Bancorp are the same persons who are the directors of Victory Bank. In addition, each executive officer of Victory Bancorp is also an executive officer of Victory Bank. To date, executive officers and directors have been compensated only for their services by Victory Bank. In the future, directors and executive officers may receive additional compensation for their services to Victory Bancorp.

Executive Officers of Victory Bancorp and Victory Bank

The following table sets forth information regarding the executive officers of Victory Bancorp and Victory Bank.

Name	Age [(1)]	Position
Joseph W. Major	59	Chairman and Chief Executive Officer of Victory Bancorp and Victory Bank; President of Victory Bank
Richard L. Graver	53	President of Victory Bancorp; Chief Banking Officer and Chief Lending Officer of Victory Bank
Eric B. Offner	56	Executive Vice President of Victory Bancorp and Victory Bank; Chief Credit Officer of Victory Bank
Robert H. Schultz	50	Chief Financial Officer, Chief Operating Officer and Secretary of Victory Bancorp and Victory Bank

(1) As of December 31, 2014.

Directors of Victory Bancorp and Victory Bank

Victory Bancorp and Victory Bank each currently have eight directors. Directors of Victory Bancorp and Victory Bank serve three-year staggered terms so that approximately one-third of the directors are elected at each annual meeting.

The following table states the directors' names, their ages as of December 31, 2014, the years when they began serving as directors of Victory Bancorp and Victory Bank and when their current terms expire:

Names	Position(s) Held	Age	Director Since (1)	Current Term Expires
Alan S. Apt	Director	63	2008	2015
Matthew B. Bates	Director	53	2008	2015
Robert L. Brant	Director	59	2008	2016
Beryl B. Byles [(2)]	Director	75	2008	2016
Michael A. Eddinger	Director	53	2008	2017
Karl Glocker	Director	77	2008	2017
Kevin L. Johnson	Director	55	2008	2017
Joseph W. Major	Chairman of the Board of Victory Bancorp and Victory Bank	59	2008	2015
Dennis R. Urffer	Director	67	2008	2016

(1) Years prior to 2009 indicate service with Victory Bank.
(2) Ms. Byles submitted her resignation, for personal reasons, from the Victory Bancorp and Victory Bank boards of directors in February 2015. In March 2015, the board of directors of Victory Bancorp and Victory Bank reduced the number of directors to eight.

Boards of Directors and Executive Officers of Victory Bancorp and Victory Bank

Directors

The business experience for the past five years of each of the directors is set forth below. Unless otherwise indicated, directors have held their positions for the past five years.

Alan S. Apt is founder, president and chief executive of Aptcor Commercial, Realtors established in 1979 and is a co-founding member and officer in Eagle Property Management, LLC. In addition, Mr. Apt is a partner/member in various real estate development and investment companies active in owning, managing and developing commercial real estate. Mr. Apt is a founding and charter member of TriState Realtors Commercial Alliance for Pennsylvania, New Jersey and Delaware, having served on the board of directors from 1992 to 1998. He has been a member of the National Association of Realtors and the statewide Pennsylvania Association of Realtors since 1973. Mr. Apt was awarded Realtor Emeritus status by the National Association of Realtors in 2014 after 40 years of service to the industry. He currently serves as a Director for Camp Rainbow, Inc., a nonprofit overnight summer camp for disadvantaged children in Montgomery County. Mr. Apt served on the board of directors of Community Housing Services, a Montgomery County based 501(c)(3) housing agency providing self-sufficiency and housing initiatives to low- and moderate-income clients, from 2002 to 2006 and has served as an elected director of the Norristown Area School District. Mr. Apt's extensive experience in the commercial real estate industry and involvement in civic and business organizations in the market area in which we operate qualify him to serve on our board of directors.

Matthew B. Bates is chief executive officer of West Motor Freight and Evans Delivery Company and All Points Transport. In 1988, Mr. Bates joined the family-owned business. Mr. Bates managed the newly acquired West Motor Freight of PA. During the past 25 years, the Evans Group of companies grew organically and through acquisitions. The group currently includes Evans Delivery Company Inc., West Motor Freight, All Points Transport, Hale International Division, DM Transportation and 562 Terminal Facility Limited Partnership. The group operates over 2,200 trucks from over 135 locations and provides transportation and logistics services throughout the United States. Mr. Bates' background offers the board of directors substantial experience in operating and growing a local business, which is invaluable given our focus on commercial lending to businesses, and qualifies him to serve on our board of directors.

Robert L. Brant is a principal in the Trappe law firm Robert L. Brant & Associates, LLC. He is on the Board of Trustees of Ursinus College. Mr. Brant concentrates his practice in the areas of zoning, land use, real estate, municipal and business law and related litigation. He is Solicitor to zoning hearing boards, municipal authorities and municipalities. Mr. Brant has also served as Special Counsel and Conflict Counsel to numerous municipalities with regard to litigation before municipal bodies, courts and governmental agencies, including the Environmental Hearing Board. Mr. Brandt provides the board of directors with important knowledge and insight necessary to assess the legal issues inherent to the business of Victory Bank. In addition, Mr. Brandt has strong ties to the community in which we operate. This background and experience qualifies Mr. Brandt to serve on our board of directors.

Beryl B. Byles is a retired Executive Coach whose consulting practice specialized in leadership development for senior executives. She summarized her career with a book entitled, Authentic Leadership: An Inside Job. A Workbook of Annotated Leadership Findings from a Career of Coaching Leaders. In addition, she coached executives in the arts including two local clients, the Kimmel Center and Opera Philadelphia. Ms. Byles has been a member of professional organizations, the Forum of Executive Women and had served on the board of The Crossing Choir and other non-profit groups. Ms. Byles resigned from the boards of directors of Victory Bancorp and Victory Bank in February 2015.

Michael A. Eddinger is a principal and co-owner of Suburban Water Technology since 1992. Mr. Eddinger is also a partner in several real estate development and construction projects in Florida, Pennsylvania and Delaware. The scope of these projects has included land acquisition, land development, construction, sales and property management. He is a life-long member of the Boyertown Community, serving as a member of the Berks County Community Foundation, a member of the Boyertown Area Grant-making Board, and the board of the Boyertown Area YMCA since 1995, serving on both the Strategic Planning Committee and the Building and Grounds Committee. Mr. Eddinger's extensive experience in the real estate industry, both locally and outside of our market area, and his long-term connections with our local community through both civic and business relationships qualify him to serve on our board of directors.

Karl Glocker is president of Glocker & Co. Inc., a full-service residential and commercial real estate broker, appraisal service and insurance company. He is a long-standing member of the Central Montgomery County Board of Realtors, the Pennsylvania State Association of Realtors, and the National Association of Realtors, including their appraisal section. Mr. Glocker has also served on various other charitable and non-profit boards throughout his career in the real estate business. Mr. Glocker's background provides the board of directors with critical experience in certain real estate matters, specifically in the markets in which Victory Bank conducts its business, as well as valuable insight regarding the local business environment. Mr. Glocker's background and experience and strong ties to the community qualify him to serve on our board of directors.

Kevin L. Johnson is president and founder of Traffic Planning and Design, Inc. ("TPD"). Mr. Johnson sits on the Board of Directors for several organizations including the Southeastern Pennsylvania Transportation Authority where he serves as Chairman of both the audit and operations committees. In 2011, Mr. Johnson was one of three engineers to serve on Governor Corbett's Transportation Funding Advisory Commission. Mr. Johnson is the past president of the American Society for Highway Engineers, Delaware Valley section and is a member of the Institute of Transportation Engineers. Mr. Johnson is also a major supporter of the University of Pennsylvania's Transportation Systems Engineering Alumni Club. Mr. Johnson's background and service on other boards of directors, as well as his involvement in local transportation matters, provides the board of directors with valuable insight regarding the business environment and qualifies Mr. Johnson to serve on the board of directors.

Joseph W. Major has served as chairman of the board and chief executive officer of The Victory Bank since its formation. Prior to that, he served as president and chief executive officer of two other financial services companies, Vartan National Bank and Patriot Bank Corp. Mr. Major is a member of the Board of Directors of the Pennsylvania Bankers Association, Chairman of the Professional Development Policy Committee and formerly served as a director of The First National Bank of Liverpool and a director of ETA, a bank data processing service bureau. He served as a director of the PBA's Advanced School of Banking and is currently a member of the faculty for both schools. Mr. Major currently serves on the Board of Directors for the Pottstown Cluster. Mr. Major's extensive knowledge of Victory Bank's operations, along with his former experience in the local banking industry and involvement in business and civic organizations in the communities that are served by Victory Bank, affords the

board of directors with valuable insight involving the operations of Victory Bank. Mr. Major's knowledge of all aspects of our business, combined with his success and strategic vision, are invaluable to our Company.

Dennis R. Urffer has been a Certified Public Accountant and shareholder with Resnick Amsterdam Leshner, PC (an accounting firm), since 1989, he currently serves as the Chairman, Estate and Gift Tax Department of the firm. Mr. Urffer is a member of the American Institute of Certified Public Accountants and the Pennsylvania Institute of Certified Public Accountants. His former and present community affiliations include service with the following organizations: former treasurer and board member of the Boyertown Area YMCA; founding member and former board member of the Berks Mont Business Association; first president and former board member of Building a Better Boyertown; and current member of Boyertown Area YMCA Endowment Committee. Mr. Urffer's extensive accounting experience and his civic and community background qualify him to serve on our board of directors.

Executive Officers Who Are Not Directors

A brief description of the background of each of our executive officers who is not also a director is set forth below.

Richard L. Graver is the President of the Victory Bancorp and Chief Banking Officer and Chief Lending Officer of the Bank. Mr. Graver served as Senior Vice President-Private Banking for National Penn Bank located in Boyertown, Pennsylvania from 1991 until 2007.

Eric B. Offner is an Executive Vice President of the Company and the Bank and Chief Credit Officer of the Bank. Mr. Offner served as Senior Vice President for National Penn Bank and was responsible for its commercial loan group in Montgomery County. His tenure at National Penn was from 1989 to 2008.

Robert H. Schultz is the Chief Financial Officer, Chief Operating Officer and Secretary of the Company and Victory Bank. Mr. Schultz served as Chief Financial Officer for Allegiance Bank of North America from 1998 until 2007.

Board of Director Independence

The Board of Directors of Victory Bancorp has reviewed the relationships that each director has with us and with other parties. Only those directors who do not have any of the categorical relationships that preclude them from being independent within the meaning of NASDAQ listing standards and who the Board of Directors affirmatively determines have no relationships that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director are considered to be "independent directors." The Company is not listed on The NASDAQ Stock Market. However, the Company chooses to apply the current listing standards of The NASDAQ Stock Market in determining director independence. The Board of Directors has reviewed a number of factors to evaluate the independence of each of its members. These factors include its members' relationships with us and our competitors, suppliers and customers; their relationships with management and other directors; the relationships their current and former employers have with us; and the relationships between us and other companies of which our Board members are directors or executive officers. After evaluating these factors, the Board of Directors has determined that Messrs. Apt, Bates, Brant, Eddinger, Glocker, Johnson and Urffer are independent directors of Victory Bancorp, within the meaning of NASDAQ listing standards. Mr. Major is not independent because he serves as a compensated executive officer of Victory Bancorp and Victory Bank.

Audit Committee

The Audit Committee assists the Board of Directors in its oversight of Victory Bancorp's accounting and reporting practices, the quality and integrity of Victory Bancorp's financial reports and Victory Bancorp's compliance with applicable laws and regulations. The Audit Committee is also responsible for engaging Victory Bancorp's independent auditors and monitoring its conduct and independence. The Audit Committee is comprised of Messrs. Apt, Eddinger, Johnson and Urffer. The Board of Directors has determined that Dennis R. Urffer is an audit committee financial expert under the rules of the Securities and Exchange Commission. A majority of the members of the Audit Committee are considered independent within the meaning of NASDAQ listing standards.

Director Compensation

Each of the individuals who serve as a director of Victory Bancorp also serves as a director of Victory Bank and earns director and committee fees in that capacity. Each director other than the chairman is paid $300 for each board meeting attended. The chairman is not paid for attending meetings. Each member of the audit committee of Victory Bancorp consisting of Messrs. Apt, Eddinger, Johnson, and Urffer, receives $200 per meeting attended.

The following table sets forth the compensation paid to Victory Bancorp's directors for the fiscal year ended December 31, 2014, except for Mr. Major who is in the summary compensation table below.

Name	Fees Earned or Paid in Cash
Alan S. Apt	$12,800
Matthew B. Bates	13,400
Robert L. Brant	14,900
Beryl B. Byles	—
Michael A. Eddinger	12,200
Karl Glocker	14,500
Kevin L. Johnson	13,700
Dennis R. Urffer	15,300

Executive Officer Compensation

Summary Compensation Table. The following table sets forth for the fiscal year ended December 31, 2014, certain information as to the total compensation paid by Victory Bank to its principal executive officer and the next two most highly compensated executive officers whose total compensation exceeded $100,000. These individuals are referred to in this Offering Circular as "named executive officers."

Name and Principal Position	Fiscal Year	Salary	Bonus	All Other Compensation(1)	Total
Joseph W. Major *Chairman and CEO*	2014	$203,855	$65,000	$13,782	$282,637
Richard L. Graver *President, Chief Banking Officer and Chief Lending Officer*	2014	$151,992	$25,000	$22,048	$199,040
Robert H. Schultz *Chief Financial Officer and Chief Operations Officer*	2014	$145,912	$30,000	$24,647	$200,559

(1) Details of the amounts disclosed in the "All Other Compensation" column are provided in the table below:

	Mr. Major	Mr. Graver	Mr. Schultz
Employer contributions to 401(k) plan	$ 1,762	$ 5,310	$ 5,277
Perquisites	12,020(1)	16,738(1)	19,370(1)
Total	$13,782	$22,048	$24,647

(1) Perquisites for Messrs. Major, Graver and Schultz include a company automobile, and employee paid insurance premiums and for Messrs. Major and Graver country club dues.

Performance Cash Incentives

Victory Bank uses annual cash incentives as a short-term incentive to drive achievement of our annual performance goals.

The annual cash incentive focuses on the achievement of annual performance goals and awards in cash. It is designed to:

- support our strategic business objectives;
- promote the attainment of specific financial goals;
- reward achievement of specific performance objectives; and
- encourage teamwork.

Cash bonuses, if any, are entirely discretionary, based on an annual assessment of performance at year-end. Annual cash bonus incentives are designed to provide competitive levels of compensation based upon achievement of pre-determined performance factors which are determined at the beginning of each year and may change from year to year. In general, these factors may be measures such as return on assets, return on equity, earnings per share or similar indicators. The size of an annual cash bonus incentive is influenced by these factors, as well as individual performance.

Annual cash incentives are accrued for expected levels of performance, with upside opportunities for superior performance, subject to the discretion of the Compensation Committee. Annual cash bonus incentive awards are contingent upon employment with Victory Bank through the end of the fiscal year.

Employment Agreements and Change in Control Severance Agreements

Joseph W. Major, Chairman of the Board and Chief Executive Officer of Victory Bancorp and Victory Bank, is a party to an employment agreement with Victory Bank. Robert H. Schultz, Chief Financial Officer and Chief Operating Officer of Victory Bancorp and Victory Bank, Richard L. Graver, Chief Banking Officer of Victory Bancorp and Victory Bank, and Eric B. Offner, Executive Vice President and Chief Credit Officer are also parties to employment agreements with Victory Bank. Saul S. Rivkin, Vice President and Chief Retail Officer of Victory Bank, and Alexander S. Kroll, Senior Vice President and Senior Commercial Relationship Manager have each entered into a change in control severance agreement with Victory Bank. Generally, these agreements provide compensation to each executive officer following a change of control and certain terminations of employment. Those agreements generally provided for a severance payment equal to 1 to 2.99 times the executive's "base amount" (which is defined as his average annual compensation includable in his gross income during the most recent five taxable years ending before the year in which the change of control of Victory Bank occurs) prior to the date of termination, plus continued health and welfare insurance benefits or reimbursement of after tax cost of receiving substantially similar benefits.

Under Mr. Major's employment agreement, he is entitled to receive a lump-sum cash payment upon the occurrence of an involuntary termination and a "change in control," which is defined to mean a change in ownership of Victory Bancorp or Victory Bank, a change in effective control of Victory Bancorp or Victory Bank, or a change in the ownership of a substantial portion of the assets of Victory Bancorp or Victory Bank. In such event, Mr. Major's employment agreement provides that he is entitled to receive a lump-sum cash payment equal to 2.99 times Mr. Major's "base amount," which is defined as his average annual compensation includable in his gross income during the most recent five taxable years ending before the year in which the change of control of Victory Bank occurs. The employment agreement also provides for a payment of continued medical, dental and life insurance benefits for Mr. Major and his dependents for the remaining term of his agreement, or reimbursement of the after-tax cost of obtaining substantially similar benefits.

Under Mr. Graver's employment agreement, he is entitled to receive a lump-sum cash payment upon the occurrence of an involuntary termination (other than for cause) and a "change in control," which is defined to mean a change in ownership of Victory Bancorp or Victory Bank, a change in effective control of Victory Bancorp or Victory Bank, or a change in the ownership of a substantial portion of the assets of Victory Bancorp or Victory Bank. In such event, Mr. Graver's employment agreement provides that he is entitled to receive a lump-sum cash payment equal to 2.50 times Mr. Graver's "base amount," which is defined as his average annual compensation includable in his gross income during the most recent five taxable years ending before the year in which the change of control of Victory Bank occurs. The employment agreement also provides for a payment of continued health and welfare insurance benefits for Mr. Graver and his dependents for the remaining term of his agreement, or reimbursement of the after-tax cost of obtaining substantially similar benefits.

Under Mr. Schultz's employment agreement, he is entitled to receive a lump-sum cash payment upon the occurrence of an involuntary termination (other than for cause) and a "change in control," which is defined to mean a change in ownership of Victory Bancorp or Victory Bank, a change in effective control of Victory Bancorp or Victory Bank, or a change in the ownership of a substantial portion of the assets of Victory Bancorp or Victory Bank. In such event, Mr. Schultz's employment agreement provides that he is entitled to receive a lump-sum cash payment equal to 2.0 times Mr. Schultz's "base amount," which is defined as his average annual compensation includable in his gross income during the most recent five taxable years ending before the year in which the change of control of Victory Bank occurs. The employment agreement also provides for a payment of continued health and welfare insurance benefits for Mr. Schultz and his dependents for the remaining term of his agreement, or reimbursement of the after-tax cost of obtaining substantially similar benefits.

Under Mr. Offner's employment agreement, he is entitled to receive a lump-sum cash payment upon the occurrence of an involuntary termination (other than for cause) and a "change in control," which is defined to mean a change in ownership of Victory Bancorp or Victory Bank, a change in effective control of Victory Bancorp or Victory Bank, or a change in the ownership of a substantial portion of the assets of Victory Bancorp or Victory Bank. In such event, Mr. Offner's employment agreement provides that he is entitled to receive a lump-sum cash payment equal to 2.50 times Mr. Offner's "base amount," which is defined as his average annual compensation includable in his gross income during the most recent five taxable years ending before the year in which the change of control of Victory Bank occurs. The employment agreement also provides for a payment of continued health and welfare insurance benefits for Mr. Offner and his dependents for the remaining term of his agreement, or reimbursement of the after-tax cost of obtaining substantially similar benefits.

The change in control severance agreement for Mr. Rivkin provides for a lump-sum cash payment upon the occurrence of an involuntary termination (other than for cause) and a "change in control," which is defined the same as for purposes of the above employment agreements. Under his change in control agreement, Mr. Rivkin would be entitled to lump-sum cash payments equal to one times Mr. Rivkin's base salary (at the rate in effect immediately prior to the change in control). The change in control agreement also provides for continued life and medical benefits for a period of one year, or reimbursement of the after-tax cost of obtaining substantially similar benefits.

The change in control severance agreement for Mr. Kroll provides for a lump-sum cash payment upon the occurrence of an involuntary termination (other than for cause) and a "change in control," which is defined the same as for purposes of the above employment agreements. Under his change in control agreement, Mr. Kroll would be entitled to lump-sum cash payments equal to two times Mr. Kroll's base salary (at the rate in effect immediately prior to the change in control). The change in control agreement also provides for continued life and medical benefits for a period of two years, or reimbursement of the after-tax cost of obtaining substantially similar benefits.

2013 Equity Incentive Plan

At the 2013 annual meeting, Victory Bancorp's shareholders approved The Victory Bancorp, Inc. 2013 Equity Incentive Plan (the "2013 Plan").

Under the 2013 Plan, Victory Bancorp may grant performance awards that can be settled in stock or cash, restricted stock and restricted stock units ("Stock Awards"), incentive stock options (within the meaning of Section 422 of the Internal Revenue Code), non-qualified stock options, and stock appreciation rights ("SARs").

Under the 2013 Plan, the maximum number of shares of common stock available for awards is 228,000, subject to adjustment in the event of a stock split, stock dividend, recapitalization, reorganization, merger, spin-off or other similar change or event.

Under the 2013 Plan, employees, non-employee directors and other service providers, such as consultants or independent contractors, are eligible to receive awards under the plan. The Plan Committee has discretion to designate awards recipients and the type and terms of awards made to such recipients. As of September 30, 2014, no options were granted to officers and directors of Victory Bancorp and Victory Bank.

The 2013 Plan became effective upon approval by the shareholders and will terminate on the tenth anniversary of the effective date, unless earlier terminated by the Board. The Board may amend the 2013 Plan at any time, subject to shareholder approval if (i) required by applicable law, rule or regulation or (ii) the Board seeks to modify the option and SAR repricing provisions in the 2013 Plan. No amendment may impair the rights of a holder of an outstanding award without the consent of such holder. There were no awards under the 2013 Plan during the year ended December 31, 2014.

Transactions with Certain Related Persons

Loans and Extensions of Credit. Federal regulations require that all loans or extensions of credit to executive officers, directors, principal shareholders and their related interests must be made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons and must not involve more than the normal risk of repayment or present other unfavorable features. Victory Bank, therefore, is prohibited from making any loans or extensions of credit to executive officers and directors at different rates or terms than those offered to the general public, except for loans made under a benefit program generally available to all other employees that does not give preference to any executive officer or director over any other employee. In addition, Pennsylvania law regulates the granting of loans to our officers and directors.

In addition, loans made to a director or executive officer in an amount that, when aggregated with the amount of all other loans to the person and his or her related interests, are in excess of the greater of $25,000 or 5% of our capital and surplus, up to a maximum of $500,000, must be approved in advance by a majority of the disinterested members of our Board of Directors. Loans to executive officers are subject to additional restrictions.

All loans to our related persons – as defined in Instruction 1 to Item 404(a) of Regulation S-K – were made in the ordinary course of business on substantially the same terms, including interest rates and collateral, as those provided at the time for comparable loans with persons not related to the lender, and did not involve more than the normal risk of collectability or present other unfavorable features.

Other Transactions. Victory Bank may lend to or enter into business arrangements with certain organizers, founding investors, directors, officers or employees (and their families or related interests) under terms and conditions that are permissible under applicable law and regulations and consistent with safe and sound banking practices

Since January 1, 2012, there have been no transactions, and there are no currently proposed transactions, in which Victory Bancorp was or is to be a participant and the amount involved exceeds of $120,000, and in which any of its executive officers and directors had or will have a direct or indirect material interest.

Stock Ownership

The following table provides information as of December 31, 2014 about the shares of Victory Bancorp common stock that may be considered to be beneficially owned by each director, by executive officers of Victory Bancorp and by all directors and executive officers of Victory Bancorp as a group. A person may be considered to beneficially own any shares of common stock over which he or she has, directly or indirectly, sole or shared voting or investment power.

Name	Number of Shares Owned (Excluding Warrants)	Number of Shares That May be Acquired Within 60 Days by Exercising Stock Options and/or Warrants and Converting Preferred Stock	Percent of Common Stock Outstanding(1)
Alan S. Apt	12,500(2)	8,718	2.05%
Matthew B. Bates	20,000(3)	14,628	3.33%
Robert L. Brant	15,000	14,628	2.85%
Beryl B. Byles	10,000(4)	8,718	1.81%
Michael A. Eddinger	20,000(5)	4,778	2.41%
Karl Glocker	12,500(6)	28,418	3.88%
Richard L. Graver	6,500(7)	16,244	2.18%
Kevin L. Johnson	20,000	4,778	2.41%
Joseph W. Major	55,833(8)	38,199	8.84%
Eric B. Offner	2,500	13,850	1.57%
Robert H. Schultz	7,000(9)	6,562	1.31%
Dennis R. Urffer	11,000	14,628	2.46%
All directors and executive officers as a group (12 persons)	192,833	174,149	30.59%

(1) Based on 1,025,464 shares of Company common stock outstanding and entitled to vote as of December 31, 2014, plus the number of shares issuable upon the exercise of stock options and/or warrants and the conversion of preferred stock that may be acquired within 60 days by each individual (or group of individuals).
(2) Includes 9,430 shares held in an IRA for the benefit of Mr. Apt.
(3) Includes 3,400 shares held in an IRA for the benefit of Mr. Bates.
(4) Includes 7,500 shares held in an IRA for the benefit of Ms. Byles.
(5) Includes 4,219 shares held in an IRA for the benefit of Mr. Eddinger, 2,849 shares held in an IRA for the benefit of Mr. Eddinger's spouse, and 12,932 shares held by Sunrise Lane, LLC, over which Mr. Eddinger has voting power.
(6) Includes 2,000 shares held in Glocker and Co. Inc., Employee Profit Sharing Plan, in which Mr. Glocker is a trustee.
(7) Shares are held in an IRA for the benefit of Mr. Graver.
(8) Includes 50,000 shares held in an IRA for the benefit of Mr. Major and 5,000 shares held in an IRA for the benefit of Mr. Major's spouse.
(9) Shares are held in an IRA for the benefit of Mr. Schultz.

REGULATION AND SUPERVISION

The following discussion describes elements of an extensive regulatory framework applicable to bank holding companies and banks. Victory Bank is a Pennsylvania-chartered commercial bank and Victory Bancorp is a registered bank holding company, and both of them are currently subject to regulation and supervision by the DOBS, the FDIC and the Board of Governors of the Federal Reserve System.

Federal and state regulation of banks and bank holding companies is intended primarily for the protection of depositors and the Deposit Insurance Fund, rather than for the protection of potential shareholders and creditors.

General

Victory Bank is a Pennsylvania-chartered bank that is subject to extensive regulation, examination and supervision by the DOBS, as its primary regulator, and the FDIC, as its deposits insurer. Victory Bank is a member of the FHLB system and, with respect to deposit insurance, of the Deposit Insurance Fund managed by the FDIC. Victory Bank must file reports with the DOBS and the FDIC concerning its activities and financial condition, in addition to obtaining regulatory approvals prior to entering into certain transactions such as mergers with, or acquisitions of, other financial institutions. The DOBS and/or the FDIC conducts periodic examinations to test Victory Bank's safety and soundness and compliance with various regulatory requirements. This regulatory structure gives the regulatory authorities extensive discretion in connection with their supervisory and enforcement activities and examination policies, including policies with respect to the classification of assets and the establishment of adequate loan loss reserves for regulatory purposes. Any change in the regulatory requirements and policies, whether by the DOBS, the FDIC or Congress, could have a material adverse impact on Victory Bank, Victory Bancorp and their operations.

Certain regulatory requirements applicable to Victory Bank and Victory Bancorp are referred to below or elsewhere herein. This description of statutes and regulations is not intended to be a complete explanation of such statutes and regulations and their effects on Victory Bank and Victory Bancorp and is qualified in its entirety by reference to the actual statutes and regulations.

Bank Regulation

Pennsylvania Banking Regulation

Activity Powers. The DOBS will regulate the internal organization of Victory Bank, as well as our activities, including, deposit-taking, lending and investment. The basic authority for our activities is specified by Pennsylvania law and by regulations, policies and directives issued by the DOBS. The FDIC also regulates many of the areas regulated by the DOBS, and federal law limits some of the authority that the DOBS grants to us.

Examination and Enforcement. *The* DOBS regularly examines state chartered banks in such areas as reserves, loans, investments, management practices and other aspects of operations. Although the Pennsylvania DOBS may accept the examinations and reports of the FDIC in lieu of its own examination, the present practice is for the Pennsylvania DOBS to conduct individual examinations. The DOBS may order any commercial bank to discontinue any violation of law or unsafe or unsound business practice and may direct any director, trustee, officer, attorney or employee of a commercial bank engaged in an objectionable activity, after the DOBS has ordered the activity to be terminated, to show cause at a hearing before the DOBS why such person should not be removed.

The DOBS may examine Victory Bank whenever it deems an examination advisable. The DOBS regularly examines Victory Bank. The Department may order any bank to discontinue any violation of law or unsafe or unsound business practice and may direct any director, officer, attorney or employee of a bank engaged in an objectionable activity, after the Department has ordered the activity to be terminated, to show cause at a hearing before the Commissioner of the Department why such person should not be removed.

Loans-to-One-Borrower Limitations. With certain specified exceptions, a Pennsylvania chartered bank may not make loans or extend credit to a single borrower and to entities related to the borrower in an aggregate amount that would exceed 15% of a bank's capital funds. Under the Pennsylvania Banking Code, loans which are

secured by collateral which has a market value of not less than 120% of the amount of the obligations secured by such collateral are partially excluded from the loan-to-one-borrower limitation. At December 31, 2014, our regulatory limit on loans-to-one borrower was $2.2 million.

Loans to Victory Bank's Insiders. Pennsylvania law provides that we may make loans to our executive officers and directors and greater than 10% shareholders in accordance with federal regulations, as discussed below.

Dividend Restrictions. Victory Bancorp is a legal entity separate and distinct from its subsidiary, Victory Bank. There are various legal and regulatory restrictions on the extent to which Victory Bank can, among other things, finance or otherwise supply funds to, Victory Bancorp. Specifically, dividends from Victory Bank are the principal source of Victory Bancorp's cash funds and are there are certain legal restrictions under Pennsylvania law and Pennsylvania banking regulations on the payment of dividends by state-chartered banks. The DOBS, the FDIC and the Federal Reserve Board also have authority to prohibit Victory Bancorp and Victory Bank from engaging in certain practices deemed an unsafe and unsound banking practice. The payment of dividends could, depending upon the condition of Victory Bancorp and Victory Bank, be deemed to constitute an unsafe and unsound practice.

The Pennsylvania Banking Code regulates the distribution of dividends by banks and states, in part, that dividends may be declared and paid only out of accumulated net earnings. In addition, we may not declare and pay dividends from the surplus funds that Pennsylvania law requires that we maintain. Each year we will be required to set aside as surplus funds a sum equal to not less than 10% of our net earnings until the surplus funds equal 100% of our capital stock. We may invest surplus funds in the same manner as deposits, subject to certain exceptions. In addition, dividends may not be declared or paid if a bank is in default in payment of any assessment due the FDIC. See *"Our Dividend Policy."*

Minimum Capital Requirements. Regulations of the DOBS impose on Pennsylvania chartered depository institutions, including Victory Bank, minimum capital requirements similar to those imposed by the FDIC on insured state banks. See *"—Federal Banking Regulation—Capital Requirements."*

Federal Banking Regulation

Capital Requirements. Victory Bank is required to comply with the FDIC's capital adequacy standards for insured banks. The FDIC has issued risk-based capital and leverage capital guidelines for measuring capital adequacy, and all applicable capital standards must be satisfied for Victory Bank to be considered in compliance with regulatory capital requirements.

Under the FDIC's risk-based capital measure, the minimum ratio ("Total Capital Ratio") of Victory Bank's total capital ("Total Capital") to its risk-weighted assets (including various off-balance-sheet items, such as standby letters of credit) is 8.0%. At least half of Total Capital must be composed of "Tier 1 Capital." Tier 1 Capital includes common equity, undivided profits, minority interests in the equity accounts of consolidated subsidiaries, qualifying noncumulative perpetual preferred stock, and a limited amount of cumulative perpetual preferred stock, less goodwill and various other intangible assets. The remainder of Total Capital may consist of "Tier 2 Capital" which includes certain subordinated debt, certain hybrid capital instruments and other qualifying preferred stock, and a limited amount of loan loss reserves. A bank that does not satisfy minimum capital requirements may be required to adopt and implement a plan acceptable to its federal banking regulator to achieve an adequate level of capital.

Under the leverage capital measure, the minimum ratio ("Leverage Capital Ratio") of Tier 1 Capital to average assets, less goodwill and various other intangible assets, generally is 4.0%. The FDIC's guidelines also provide that banks experiencing internal growth or making acquisitions will be expected to maintain strong capital positions substantially above the minimum levels without significant reliance on intangible assets, and a bank's "Tangible Leverage Ratio" (determined by deducting all intangible assets) and other indicators of a bank's capital strength also are taken into consideration by banking regulators in evaluating proposals for expansion or new activities.

The FDIC also considers interest rate risk (arising when the interest rate sensitivity of Victory Bank's assets does not match the sensitivity of its liabilities or its off-balance-sheet position) in the evaluation of a bank's capital adequacy. Banks with excessive interest rate risk exposure are required to hold additional amounts of capital

against their exposure to losses resulting from that risk. Through the risk-weighting of assets, the regulators also require banks to incorporate market risk components into their risk-based capital. Under these market risk requirements, capital is allocated to support the amount of market risk related to a bank's lending and trading activities.

Victory Bank's capital categories are determined solely for the purpose of applying the "prompt corrective action" rules described below and they are not necessarily an accurate representation of its overall financial condition or prospects for other purposes. A failure to meet the capital guidelines could subject Victory Bank to a variety of enforcement actions under those rules, including the issuance of a capital directive, the termination of deposit insurance by the FDIC, a prohibition on the taking of brokered deposits, and other restrictions on its business. As described below, the FDIC also can impose other substantial restrictions on banks that fail to meet applicable capital requirements.

As a bank holding company, Victory Bancorp is subject to capital adequacy guidelines for bank holding companies substantially similar to those of the FDIC for state-chartered commercial banks.

Basel III Capital Rule. On July 9, 2013, the federal bank regulatory agencies issued a final rule that will revise their risk based capital requirements and the method for calculating risk-weighted assets to make them consistent with agreements that were reached by the Basel Committee on Banking Supervision and certain provisions of the Dodd-Frank Act. The final rule applies to all depository institutions, top-tier bank holding companies with total consolidated assets of $1.0 billion or more and top-tier savings and loan holding companies.

Most smaller banks will have to comply with the higher capital standards under the Basel III capital rule. Bank holding companies with less than $1.0 billion in assets are exempt, but their depository institution subsidiaries must comply.

The rule establishes a new common equity Tier 1 minimum capital requirement (4.5% of risk-weighted assets), increases the minimum Tier 1 capital to risk-based assets requirement (from 4.0% to 6.0% of risk-weighted assets) and assigns a higher risk weight (150%) to exposures that are more than 90 days past due or are on nonaccrual status and to certain commercial real estate facilities that finance the acquisition, development or construction of real property.

The rule also includes changes in what constitutes regulatory capital, some of which are subject to a two-year transition period. These changes include the phasing-out of certain instruments as qualifying capital. In addition, Tier 2 capital is no longer limited to the amount of Tier 1 capital included in total capital. Mortgage servicing rights, certain deferred tax assets and investments in unconsolidated subsidiaries over designated percentages of common stock will be required to be deducted from capital, subject to a two-year transition period. Finally, Tier 1 capital will include accumulated other comprehensive income (which includes all unrealized gains and losses on available for sale debt and equity securities), subject to a two-year transition period.

The new capital requirements also include changes in the risk-weights of assets to better reflect credit risk and other risk exposures. These include a 150% risk weight (up from 100%) for certain high volatility commercial real estate acquisition, development and construction loans and non-residential mortgage loans that are 90 days past due or otherwise on nonaccrual status; a 20% (up from 0%) credit conversion factor for the unused portion of a commitment with an original maturity of one year or less that is not unconditionally cancellable; a 250% risk weight (up from 100%) for mortgage servicing rights and deferred tax assets that are not deducted from capital; and increased risk-weights (from 0% to up to 600%) for equity exposures.

Finally, the rule limits capital distributions and certain discretionary bonus payments if the banking organization does not hold a "capital conservation buffer" consisting of 2.5% of common equity Tier 1 capital to risk-weighted assets in addition to the amount necessary to meet its minimum risk-based capital requirements.

The final rule became effective on January 1, 2015. The capital conservation buffer requirement will be phased in beginning January 1, 2016, at 0.625% of risk-weighted assets, increasing each year until fully implemented at 2.5% on January 1, 2019.

Activity Restrictions on State-Chartered Banks. Federal law and FDIC regulations generally limit the activities and investments of state-chartered FDIC insured banks and their subsidiaries to those permissible for national banks and their subsidiaries, unless such activities and investments are specifically exempted by law or consented to by the FDIC.

Before making a new investment or engaging in a new activity that is not permissible for a national bank or otherwise permissible under federal law or the FDIC regulations, an insured bank must seek approval from the FDIC to make such investment or engage in such activity. The FDIC will not approve the activity unless a bank meets its minimum capital requirements and the FDIC determines that the activity does not present a significant risk to the FDIC insurance funds. Certain activities of subsidiaries that are engaged in activities permitted for national banks only through a "financial subsidiary" are subject to additional restrictions.

Federal law permits a state-chartered bank to engage, through financial subsidiaries, in any activity in which a national bank may engage through a financial subsidiary and on substantially the same terms and conditions. In general, the law permits a national bank that is well-capitalized and well-managed to conduct, through a financial subsidiary, any activity permitted for a financial holding company other than insurance underwriting, insurance investments, real estate investment or development or merchant banking. A bank must have policies and procedures to assess the financial subsidiary's risk and protect the bank from such risk and potential liability, must not consolidate the financial subsidiary's assets with the bank's and must exclude from its own assets and equity all equity investments, including retained earnings, in the financial subsidiary. Although Victory Bank meets all conditions necessary to establish and engage in permitted activities through financial subsidiaries, it has not yet determined whether or the extent to which it will seek to engage in such activities.

Federal Home Loan Bank System. Victory Bank is a member of the Federal Home Loan Bank system, which consists of 12 regional Federal Home Loan Banks. The FHLB system provides a central credit facility primarily for member institutions. As a member of the FHLB of Pittsburgh, Victory Bank is required to acquire and hold shares of capital stock in the FHLB in an amount at least equal to 1% of the aggregate principal amount of its unpaid residential mortgage loans and similar obligations at the beginning of each year, 1/20th of its borrowings from the FHLB, or 0.3% of assets, whichever is greater. As of December 31, 2014, Victory Bank was in compliance with this requirement.

Enforcement. The FDIC has extensive enforcement authority over insured banks, including Victory Bank. This enforcement authority includes, among other things, the ability to assess civil money penalties, to issue cease and desist orders and to remove directors and officers. In general, these enforcement actions may be initiated in response to violations of laws and regulations and to unsafe or unsound practices.

Prompt Corrective Action. Federal law establishes a system of prompt corrective action to resolve the problems of undercapitalized banks. Under this system, the FDIC has established five capital categories ("well capitalized," "adequately capitalized," "undercapitalized," "significantly undercapitalized," and "critically undercapitalized") and is required to take various mandatory supervisory actions, and is authorized to take other discretionary actions with respect to banks in the three undercapitalized categories. The severity of any such actions taken will depend upon the capital category in which a bank is placed. Generally, subject to a narrow exception, current federal law requires the FDIC to appoint a receiver or conservator for a bank that is critically undercapitalized.

Under the FDIC's prompt corrective action rules, a bank that (1) has a Total Capital Ratio of 10.0% or greater, a Tier 1 Capital Ratio of 6.0% or greater, and a Leverage Ratio of 5.0% or greater, and (2) is not subject to any written agreement, order, capital directive, or prompt corrective action directive issued by the FDIC, is considered to be "well capitalized." A bank with a Total Capital Ratio of 8.0% or greater, a Tier 1 Capital Ratio of 4.0% or greater, and a Leverage Ratio of 4.0% or greater, is considered to be "adequately capitalized." A bank that has a Total Capital Ratio of less than 8.0%, a Tier 1 Capital Ratio of less than 4.0%, or a Leverage Ratio of less than 4.0%, is considered to be "undercapitalized." A bank that has a Total Capital Ratio of less than 6.0%, a Tier 1 Capital Ratio of less than 3.0%, or a Leverage Ratio of less than 3.0%, is considered to be "significantly undercapitalized," and a bank that has a tangible equity capital to assets ratio equal to or less than 2.0% is deemed to be "critically undercapitalized." For purposes of these rules, the term "tangible equity" includes core capital elements counted as Tier 1 Capital for purposes of the risk-based capital standards, plus the amount of outstanding

cumulative perpetual preferred stock (including related surplus), minus all intangible assets (with various exceptions). A bank may be considered to be in a capitalization category lower than indicated by its actual capital position if it receives an unsatisfactory examination rating or is subject to a regulatory action that requires heightened levels of capital.

A bank that becomes "undercapitalized," "significantly undercapitalized," or "critically undercapitalized" is required to submit an acceptable capital restoration plan to the FDIC. An "undercapitalized" bank also is generally prohibited from increasing its average total assets, making acquisitions, establishing new branches, or engaging in any new line of business, except in accordance with an accepted capital restoration plan or with the approval of the FDIC. Also, the FDIC may treat an "undercapitalized" bank as being "significantly undercapitalized" if it determines that those actions are necessary to carry out the purpose of the law.

As of December 31, 2014, all of Victory Bank's capital ratios were at levels that would qualify it to be "well capitalized" for regulatory purposes.

Federal Deposit Insurance and Assessments. Victory Bank's deposits are insured by the FDIC to the full extent provided by law, and Victory Bank pays assessments to the FDIC for that insurance coverage. The Dodd-Frank Act established a permanent $250,000 limit for federal deposit insurance coverage. The FDIC may terminate Victory Bank's deposit insurance if it finds that it has engaged in unsafe and unsound practices, is in an unsafe or unsound condition to continue operations, or has violated applicable laws, regulations, rules or orders.

Under the Federal Deposit Insurance Act, the FDIC uses a revised risk-based assessment system to determine the amount of Victory Bank's deposit insurance assessment based on an evaluation of the probability that the Deposit Insurance Fund will incur a loss with respect to Victory Bank. That evaluation takes into consideration risks attributable to different categories and concentrations of Victory Bank's assets and liabilities and any other factors the FDIC considers to be relevant. A higher assessment rate results in an increase in the assessments Victory Bank pays to the FDIC for deposit insurance.

The FDIC is responsible for maintaining the adequacy of the Deposit Insurance Fund, and the amount Victory Bank pays for deposit insurance is influenced not only by the assessment of the risk it poses to the Deposit Insurance Fund, but also by the adequacy of the insurance fund at any time to cover the risk posed by all insured institutions. Because the Deposit Insurance Fund reserve ratio had fallen below the minimum level required by law, during 2008 the FDIC adopted a restoration plan to return the reserve ratio to the minimum level and, during 2009, it imposed a special assessment on insured institutions, increased regular assessment rates, and required that insured institutions prepay their regular quarterly assessments through 2012. More recently, as required by the Dodd-Frank Act, the FDIC has increased the minimum Deposit Insurance Fund reserve ratio to 1.35%, which must be achieved by December 31, 2020. Although the Dodd-Frank Act requires the FDIC to offset the effect of the higher minimum ratio on insured depository institutions with assets of less than $10 billion, FDIC insurance assessments could be increased substantially in the future if the FDIC finds such an increase to be necessary in order to adequately maintain the insurance fund.

Transactions with Affiliates of Victory Bank. Transactions between an insured bank, such as Victory Bank, and any of its affiliates is governed by Sections 23A and 23B of the Federal Reserve Act and implementing regulations. An affiliate of a bank is any company or entity that controls, is controlled by or is under common control with the bank. Generally, a subsidiary of a bank that is not also a depository institution or financial subsidiary is not treated as an affiliate of the bank for purposes of Sections 23A and 23B.

Among other things, Section 23A limits on the amount of:

- a bank's loans or extensions of credit to, or investment in, its affiliates;
- assets a bank may purchase from affiliates, except for real and personal property exempted by the Federal Reserve;
- the amount of loans or extensions of credit by a bank to third parties which are collateralized by the securities or obligations of the bank's affiliates; and
- a bank's guarantee, acceptance or letter of credit issued on behalf of one of its affiliates.

Transactions of the type described above are limited in amount, as to any one affiliate, to 10 percent of a bank's capital and surplus and, as to all affiliates combined, to 20% of a bank's capital and surplus. In addition to the amount limitations, each of the above transactions must also meet specified collateral requirements. Victory Bank also must comply with other provisions designed to avoid the taking of low-quality assets from an affiliate.

Section 23B, among other things, prohibits a bank or its subsidiaries generally from engaging in transactions with its affiliates unless the transactions are on terms substantially the same, or at least as favorable to the bank or its subsidiaries, as those prevailing at the time for comparable transactions with nonaffiliated companies.

Prohibitions Against Tying Arrangements. Banks are prohibited, subject to some exceptions, from extending credit to or offering any other service, or fixing or varying the consideration for such extension of credit or service, on the condition that the customer obtain some additional service from the institution or its affiliates or not obtain services of a competitor of the institution.

Community Reinvestment Act and Fair Lending Laws. All FDIC insured institutions have a responsibility under the Community Reinvestment Act and related regulations to help meet the credit needs of their communities, including low- and moderate-income neighborhoods. In connection with its examination of a state chartered bank, the FDIC is required to assess the institution's record of compliance with the Community Reinvestment Act. In addition, the Equal Credit Opportunity Act and the Fair Housing Act prohibit lenders from discriminating in their lending practices on the basis of characteristics specified in those statutes. A bank's failure to comply with the provisions of the Community Reinvestment Act could, at a minimum, result in denial of certain corporate applications such as branches or mergers, or in restrictions on its activities. The failure to comply with the Equal Credit Opportunity Act and the Fair Housing Act could result in enforcement actions by the FDIC, as well as other federal regulatory agencies and the U.S. Department of Justice. Victory Bank received a satisfactory Community Reinvestment Act rating in its most recent federal examination.

Loans to Insiders

Federal Regulation. A bank's loans to its executive officers, directors, any owner of 10.0% or more of its stock (each, an insider) and any of certain entities affiliated with any such person (an insider's related interest) are subject to the conditions and limitations imposed by Section 22(h) of the Federal Reserve Act and its implementing regulations. Under these restrictions, the aggregate amount of the loans to any insider and the insider's related interests may not exceed the loans-to-one-borrower limit applicable to national banks, which is comparable to the loans-to-one-borrower limit applicable to Victory Bank's loans. See "—Pennsylvania Banking Regulation—Loans-to-One-Borrower Limitations." All loans by a bank to all insiders and insiders' related interests in the aggregate may not exceed the bank's unimpaired capital and unimpaired surplus. With certain exceptions, loans to an executive officer, other than loans for the education of the officer's children and certain loans secured by the officer's residence, may not exceed the lesser of $100,000 or the greater of $25,000 or 2.5% of the bank's unimpaired capital and surplus. Federal regulation also requires that any proposed loan to an insider or a related interest of that insider be approved in advance by a majority of the board of directors of the bank, with any interested directors not participating in the voting, if such loan, when aggregated with any existing loans to that insider and the insider's related interests, would exceed the greater of $25,000 or 5% of the bank's unimpaired capital and surplus. Generally, such loans must be made on substantially the same terms as, and follow credit underwriting procedures that are not less stringent than, those that are prevailing at the time for comparable transactions with other persons.

An exception is made for extensions of credit made pursuant to a benefit or compensation plan of the bank that is widely available to employees of the bank and that does not give any preference to insiders of the bank over other employees of the bank.

In addition, federal law prohibits extensions of credit to the bank's insiders and their related interests by any other institution that has a correspondent banking relationship with the bank, unless such extension of credit is on substantially the same terms as those prevailing at the time for comparable transactions with other persons and does not involve more than the normal risk of repayment or present other unfavorable features.

Pennsylvania Regulation. Provisions of the Pennsylvania Banking Code impose conditions and limitations on the liabilities to a bank of its directors and executive officers and of corporations and partnerships controlled by

such persons, that are comparable in many respects to the conditions and limitations imposed on the loans and extensions of credit to insiders and their related interests under federal law, as discussed above. The Pennsylvania Banking Code also provides that a bank that is in compliance with federal law is deemed to be in compliance with such provisions of the Pennsylvania Banking Code.

The USA PATRIOT Act

The USA PATRIOT Act of 2001 gave the federal government new powers to address terrorist threats through enhanced domestic security measures, expanded surveillance powers, increased information sharing and broadened anti-money laundering requirements. The USA PATRIOT Act also required the federal banking agencies to take into consideration the effectiveness of controls designed to combat money laundering activities in determining whether to approve a merger or other acquisition application of a member institution. Accordingly, if we engage in a merger or other acquisition, our controls designed to combat money laundering would be considered as part of the application process. We have established policies, procedures and systems designed to comply with these regulations.

Dodd-Frank Act

On July 21, 2010, the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, or the Dodd-Frank Act, was enacted. The Dodd-Frank Act aims to restore responsibility and accountability to the financial system by significantly altering the regulation of financial institutions and the financial services industry. Full implementation of the Dodd-Frank Act will require many new rules to be issued by federal regulatory agencies over the next several years, which will profoundly affect how financial institutions will be regulated in the future. The ultimate effect of the Dodd-Frank Act and its implementing regulations on the financial services industry in general, and on us in particular, is uncertain at this time.

The Dodd-Frank Act, among other things:

- establishes the Consumer Financial Protection Bureau, an independent organization within the Federal Reserve with centralized responsibility for promulgating and enforcing federal consumer protection laws applicable to all entities offering consumer financial products or services;
- establishes the Financial Stability Oversight Council, tasked with the authority to identify and monitor institutions and systems that pose a systemic risk to the financial system;
- changes the assessment base for federal deposit insurance from the amount of insured deposits held by the depository institution to the institution's average total consolidated assets less tangible equity;
- increases the minimum reserve ratio for the Deposit Insurance Fund from 1.15% to 1.35%;
- permanently increases the deposit insurance coverage amount from $100,000 to $250,000;
- requires the FDIC to make its capital requirements for insured depository institutions countercyclical, so that capital requirements increase in times of economic expansion and decrease in times of economic contraction;
- requires bank holding companies and banks to be "well capitalized" and "well managed" in order to acquire banks located outside of their home state and requires any bank holding company electing to be treated as a financial holding company to be "well capitalized" and "well managed";
- directs the Federal Reserve to establish interchange fees for debit cards under a restrictive "reasonable and proportional cost" per transaction standard;
- limits the ability of banking organizations to sponsor or invest in private equity and hedge funds and to engage in proprietary trading;
- increases regulation of consumer protections regarding mortgage originations, including originator compensation, minimum repayment standards, and prepayment consideration;
- restricts the preemption of select state laws by federal banking law applicable to national banks and disallow subsidiaries and affiliates of national banks from availing themselves of such preemption;
- authorizes national and state banks to establish de novo branches in any state that would permit a bank chartered in that state to open a branch at that location; and
- repeals the federal prohibition on the payment of interest on demand deposits, thereby permitting depository institutions to pay interest on business transaction and other accounts.

Some of these provisions may have the consequence of increasing our expenses, decreasing our revenues, and changing the activities in which we choose to engage. The environment in which banking organizations will operate after the financial crisis, including legislative and regulatory changes affecting capital, liquidity, supervision, permissible activities, corporate governance and compensation, changes in fiscal policy and steps to eliminate government support for banking organizations, may have long-term effects on the business model and profitability of banking organizations that cannot now be foreseen.

The specific impact on our current activities or new financial activities we may consider in the future, our financial performance and the market in which we operate will depend on the manner in which the relevant agencies develop and implement the required rules and the reaction of market participants to these regulatory developments. Many aspects of the Dodd-Frank Act are subject to further rulemaking and will take effect over several years. While we cannot predict what effect any presently contemplated or future changes in the laws or regulations or their interpretations would have on us, these changes could be materially adverse to our investors.

Holding Company Regulation

Victory Bancorp is a bank holding company, subject to regulation and supervision by the Board of Governors of the Federal Reserve System, or the Federal Reserve Board. The Federal Reserve Board has enforcement authority over Victory Bancorp and its non-banking institution subsidiaries. Among other things, this authority permits the Federal Reserve Board to restrict or prohibit activities that are determined to be a risk to Victory Bank.

As a bank holding company, Victory Bancorp is permitted to engage in those activities permissible for financial holding companies or for multiple bank holding companies. A financial holding company may engage in activities that are financial in nature, including underwriting equity securities and insurance as well as activities that are incidental to financial activities or complementary to a financial activity. A bank holding company is generally limited to activities permissible for bank holding companies under Section 4(c)(8) of the Bank Holding Company Act, subject to the prior approval of the Federal Reserve Board, and certain additional activities authorized by Federal Reserve Board regulations.

Federal law prohibits a bank holding company, directly or indirectly, or through one or more subsidiaries, from acquiring control of another savings institution or holding company thereof, without prior written approval of the Federal Reserve Board. It also prohibits the acquisition or retention of, with specified exceptions, more than 5% of the equity securities of any company engaged in activities that are not closely related to banking or financial in nature or acquiring or retaining control of an institution that is not federally insured. In evaluating applications by holding companies to acquire banking institutions, the Federal Reserve Board must consider the financial and managerial resources and future prospects of the savings institution involved, the effect of the acquisition on the risk to the insurance fund, the convenience and needs of the community, the effectiveness of each parties' anti-money laundering program, and competitive factors.

The Federal Reserve Board also takes the position that its capital distribution regulations apply to banks in bank holding company structures. Those regulations impose limitations upon all capital distributions by an institution, including cash dividends, payments to repurchase its shares and payments to shareholders of another institution in a cash-out merger. Under the regulations, an application to and prior approval of the Federal Reserve Board is required prior to any capital distribution if the institution does not meet the criteria for "expedited treatment" of applications under Federal Reserve Board (*i.e.*, generally, examination and Community Reinvestment Act ratings in the two top categories), the total capital distributions for the calendar year exceed net income for that year plus the amount of retained net income for the preceding two years, the institution would be undercapitalized following the distribution or the distribution would otherwise be contrary to a statute, regulation or agreement with the Federal Reserve Board. If an application is not required, the institution must still provide prior notice to the Federal Reserve Board of the capital distribution if, like Victory Bank, it is a subsidiary of a holding company. In the event Victory Bank's capital fell below its regulatory requirements or the Federal Reserve Board notified it that it was in need of increased supervision, Victory Bank's ability to make capital distributions could be restricted. In addition, the Federal Reserve Board could prohibit a proposed capital distribution by any institution, which would

otherwise be permitted by the regulation, if the Federal Reserve Board determines that such distribution would constitute an unsafe or unsound practice.

Acquisition of Control. Under the federal Change in Bank Control Act, a notice must be submitted to the Federal Reserve Board if any person (including a company), or group acting in concert, seeks to acquire "control" of a bank holding company. An acquisition of "control" can occur upon the acquisition of 10.0% or more of the voting stock of a bank holding company or as otherwise defined by the Federal Reserve Board. Under the Change in Bank Control Act, the Federal Reserve Board has 60 days from the filing of a complete notice to act, taking into consideration certain factors, including the financial and managerial resources of the acquirer and the anti-trust effects of the acquisition. Any company that so acquires control would then be subject to regulation as a bank holding company.

Source of Strength Doctrine. Under longstanding Federal Reserve policy which has been codified by the Dodd-Frank Act, we are expected to act as a source of financial strength to, and to commit resources to support, Victory Bank. This support may be required at times when we may not be inclined to provide it. In addition, any capital loans that we make to Victory Bank are subordinate in right of payment to deposits and to certain other indebtedness of Victory Bank. In the event of our bankruptcy, any commitment by us to a federal bank regulatory agency to maintain the capital of Victory Bank will be assumed by the bankruptcy trustee and entitled to a priority of payment.

Incentive Compensation Guidance. The federal banking agencies have issued comprehensive guidance on incentive compensation policies intended to ensure that the incentive compensation policies of banking organizations do not undermine the safety and soundness of those organizations by encouraging excessive risk-taking. The incentive compensation guidance sets expectations for banking organizations concerning their incentive compensation arrangements and related risk-management, control and governance processes. The incentive compensation guidance, which covers all employees that have the ability to materially affect the risk profile of an organization, either individually or as part of a group, is based upon three primary principles: (1) balanced risk taking incentives, (2) compatibility with effective controls and risk management, and (3) strong corporate governance. Any deficiencies in compensation practices that are identified may be incorporated into the organization's supervisory ratings, which can affect its ability to make acquisitions or take other actions. In addition, under the incentive compensation guidance, a banking organization's federal supervisor may initiate enforcement action if the organization's incentive compensation arrangements pose a risk to the safety and soundness of the organization.

Federal Securities Laws

Shares of common stock purchased by persons who are not our affiliates may be resold without registration or pursuant to an exemption from registration. Shares purchased by our affiliates will be subject to the resale restrictions of Rule 144 under the Securities Act of 1933. If we meet the current public information requirements of Rule 144 under the Securities Act of 1933, each affiliate of ours that complies with the other conditions of Rule 144, including those that require the affiliate's sale to be aggregated with those of other persons, would be able to sell in the public market, without registration, a number of shares not to exceed, in any three-month period, the greater of 1% of our outstanding shares, or the average weekly volume of trading in the shares during the preceding four calendar weeks. In the future, we may permit affiliates to have their shares registered for sale under the Securities Act of 1933.

Sarbanes-Oxley Act of 2002

The Sarbanes-Oxley Act of 2002 addresses, among other issues, corporate governance, auditing and accounting, executive compensation, and enhanced and timely disclosure of corporate information. As directed by the Sarbanes-Oxley Act, our Chief Executive Officer and Chief Financial Officer will be required to certify that our quarterly and annual reports do not contain any untrue statement of a material fact. The rules adopted by the Securities and Exchange Commission under the Sarbanes-Oxley Act have several requirements, including having these officers certify that: they are responsible for establishing, maintaining and regularly evaluating the effectiveness of our internal control over financial reporting; they have made certain disclosures to our auditors and the audit committee of the Board of Directors about our internal control over financial reporting; and they have

included information in our quarterly and annual reports about their evaluation and whether there have been changes in our internal control over financial reporting or in other factors that could materially affect internal control over financial reporting.

Future Legislation and Regulatory Reform

New regulations and statutes are regularly proposed that contain wide-ranging proposals for altering the structures, regulations and competitive relationships of financial institutions operating in the United States. We cannot predict whether or in what form any proposed regulation or statute will be adopted or the extent to which our business may be affected by any new regulation or statute. Future legislation and policies, and the effects of that legislation and those policies, may have a significant influence on our business, activities and growth and the overall growth and distribution of loans, investments and deposits. Such legislation and policies have had a significant effect on the operating results of commercial banks in the past and are expected to continue.

Federal and State Taxation

Federal Income Taxation

General. Victory Bancorp and Victory Bank are subject to federal income taxation in the same general manner as other corporations, with some exceptions discussed below. Neither Victory Bancorp's nor Victory Bank's federal tax returns are currently under audit, and neither entity has been audited during the past five years.

The following discussion of federal taxation is intended only to summarize certain pertinent federal income tax matters and is not a comprehensive description of the tax rules applicable to Victory Bancorp or Victory Bank.

Method of Accounting. For federal income tax purposes, Victory Bank currently reports its income and expenses on the accrual method of accounting and uses a tax year ending December 31 for filing its federal and state income tax returns.

Bad Debt Reserves. Currently, Victory Bank uses the experience method to account for bad debt deductions for income tax purposes.

Alternative Minimum Tax. The Internal Revenue Code of 1986, as amended (the "Code") imposes an alternative minimum tax ("AMT") at a rate of 20% on a base of regular taxable income plus certain tax preferences ("alternative minimum taxable income" or "AMTI"). The AMT is payable to the extent such AMTI is in excess of an exemption amount and the AMT exceeds the regular income tax. Net operating losses can offset no more than 90% of AMTI. Certain payments of alternative minimum tax may be used as credits against regular tax liabilities in future years. Victory Bancorp and Victory Bank are not subject to the AMT.

Net Operating Loss Carryforwards. A financial institution may carry back net operating losses to the preceding two taxable years and forward to the succeeding 20 taxable years. At December 31, 2014, Victory Bank had net operating loss carryforwards of approximately $190,000 for federal income tax purposes.

State Taxation

Pennsylvania State Taxation. Generally, the income of commercial institutions in Pennsylvania, which is calculated based on generally accepted accounting principles, subject to certain adjustments, is subject to Pennsylvania tax at 9.99%. Victory Bancorp is not currently under audit with respect to its Pennsylvania income tax returns and Victory Bancorp's state tax returns have not been audited for the past five years. Victory Bancorp had no Pennsylvania state tax net operating loss carryforwards at December 31, 2014.

Victory Bank is a Pennsylvania chartered commercial bank and subject to the Pennsylvania Bank Shares Tax, and not Pennsylvania income tax. The Bank Shares Tax is currently imposed at the rate of 0.89% of shareholders' equity at year end less adjustments for goodwill and holdings in U.S. obligations.

DESCRIPTION OF VICTORY BANCORP CAPITAL STOCK

General

We are authorized to issue 10,000,000 shares of common stock, $1.00 par value and 2,000,000 shares of preferred stock, par value $1.00. As of December 31, 2014, we had 1,025,464 shares of common stock and 26,158 shares of Series E convertible preferred stock outstanding and 3,431 shares of Series F preferred stock outstanding. Our board of directors may at any time, without additional approval of the holders of preferred stock or common stock, issue additional authorized shares of preferred stock or common stock.

Each share of our common stock has the same relative rights as, and is identical in all respects with, each other share of common stock.

Common Stock

Voting Rights. Each holder of shares of common stock is entitled to one vote per share held on any matter submitted to a vote of shareholders. There are no cumulative voting rights in the election of directors.

Dividends. Holders of shares of common stock are entitled to receive dividends when and as declared by the board of directors out of funds legally available therefore. Our ability to pay dividends will be dependent on our earnings and financial condition and subject to certain restrictions imposed by state and federal laws.

No dividend will be declared or paid during any calendar year on the common stock unless and until there has been paid in full (or set apart for purposes of such payment) to the holders of our preferred stock, accrued and unpaid dividends on such shares of preferred stock, through the date on which we propose to pay the cash dividend on the common stock. See *"—Preferred Stock"* below.

No Preemptive or Conversion Rights. Holders of shares of our common stock do not have preemptive rights to purchase additional shares of our common stock and have no conversion or redemption rights.

Calls and Assessments. All of the issued and outstanding shares of our common stock are non-assessable and non-callable.

Liquidation Rights. In the event of our liquidation, dissolution or winding-up, the holders of shares of our common stock shall be entitled to receive, in cash or in kind, our assets available for distribution remaining after payment or provision for payment of our debts and liabilities and distributions or provision for distributions to holders of our Series E convertible preferred stock and any other preferred stock that may be issued and outstanding having preference over the common shares.

Preferred Stock

Our board of directors, without shareholder approval, is empowered to authorize the issuance, in one or more series, of shares of preferred stock at such times, for such purposes and for such consideration as it may deem advisable. The board of directors is also authorized to fix before the issuance thereof the designation, voting, conversion, preference and other relative rights, qualifications and limitations of any such series of preferred stock. Accordingly, our board of directors, without shareholder approval, may authorize the issuance of one or more series of preferred stock with voting and conversion rights which could adversely affect the voting power of the holders of common stock and, under certain circumstances, discourage an attempt by others to gain control of us.

The creation and issuance of any additional series of preferred stock, and the relative rights, designations and preferences of such series, if and when established, will depend on, among other things, our future capital needs, then existing market conditions and other factors that, in the judgment of our board of directors, might warrant the issuance of preferred stock.

We have two classes of preferred stock outstanding: Series E convertible preferred stock and Series F preferred stock.

Series E Convertible Preferred Stock. The Series E convertible preferred stock consists of up to 50,000 shares, par value $1.00 per share, having a liquidation preference of $100 per share. The holders of the Series E convertible preferred stock have no preemptive rights.

We have not issued any class or series of our capital stock the terms of which provide that such class or series will rank senior to the Series E convertible preferred stock as to payment of dividends or distribution of assets upon our liquidation, dissolution or winding-up, without the approval of the holders of at least a majority of the shares of our Series E convertible preferred stock then outstanding and any class or series of Parity Securities (defined below) then outstanding, voting together as a single class, with each series or class having a number of votes proportionate to the aggregate liquidation preference of the outstanding shares of such class or series. See *"—Voting Rights."* We may, however, from time to time, without notice to or consent from holders of the Series E convertible preferred stock, create and issue Parity Securities and Junior Securities (defined below).

Ranking

The Series E convertible preferred stock, with respect to dividend rights and rights upon our liquidation, winding-up or dissolution, rank:

- senior to our common stock and each other class of capital stock or series of preferred stock established after the original issue date of the Series E convertible preferred stock (the "Issue Date") by our board of directors, the terms of which do not expressly provide that such class or series ranks senior to or on parity with the Series E convertible preferred stock as to dividend rights or rights upon our liquidation, winding-up or dissolution (collectively referred to as "Junior Securities");
- on parity with the Series F preferred stock and any other class of capital stock or series of preferred stock established after September 22, 1011 (the "Issue Date") by our board of directors, the terms of which expressly provide that such class or series will rank on parity with the Series E convertible preferred stock as to dividend rights or rights upon our liquidation, winding-up or dissolution (collectively referred to as "Parity Securities"); and
- junior to each class of capital stock or series of preferred stock established after the Issue Date by our board of directors and approved by a majority of the holders of our Series E convertible preferred stock and our Parity Securities, voting as a single class, the terms of which expressly provide that such class or series will rank senior to the Series E convertible preferred stock as to dividend rights or rights upon our liquidation, winding-up or dissolution (collectively referred to as "Senior Securities").

The rights of the holders of Series E convertible preferred stock are subordinate to the rights of our general creditors, including depositors.

Dividends

Dividends on the shares of the Series E convertible preferred stock are not mandatory. Holders of shares of our Series E convertible preferred stock are entitled to receive non-cumulative, quarterly cash dividends that will be payable on the last day of February, May, August and November of each year (each a "Dividend Payment Date"), beginning on the first quarter following the sale of the shares. Each period from and including a Dividend Payment Date (or the date of issuance of the Series E convertible preferred stock) to but excluding the following Dividend Payment Date is hereafter referred to as a "Dividend Period." Dividends on the shares of Series E convertible preferred stock accrue at an annual rate of 7.0% per share. However, dividends are payable only if declared by our Board of Directors in its sole discretion, out of funds legally available for dividend payments. Dividends that are not declared for a Dividend Payment Date do not accrue on the Series E convertible preferred stock. Unless dividends have been declared and paid on the Series E convertible preferred stock, no dividends may be declared or paid on our common stock. See *"—Limitation on Dividends"* below.

If declared, quarterly dividends for each full Dividend Period will be $1.75 per share. We compute dividends payable on the Series E convertible preferred stock for any period greater or less than a full Dividend Period on the basis of a 360-day year consisting of twelve 30-day months. Dividends payable on the Series E convertible preferred stock for each full Dividend Period are computed by dividing the per annum dividend rate by

four, and multiplying the result by the stated value per share of $100, the product of which is rounded to the fifth digit after the decimal point (if the sixth digit to the right of the decimal point is five or greater, the fifth digit will be rounded up by one).

Dividends paid in 2014 and 2013 on the Series E preferred stock totaled $183,000 and $184,000, respectively.

Limitation on Dividends

So long as any share of Series E convertible preferred stock remains outstanding, (1) no cash dividend will be declared and paid or set aside for payment and no distribution will be declared and made or set aside for payment on any Junior Securities (other than a dividend payable solely in shares of Junior Securities) and (2) no shares of Junior Securities will be repurchased, redeemed, or otherwise acquired for consideration by us, directly or indirectly (other than as (a) a result of a reclassification of Junior Securities for or into other Junior Securities, or the exchange or conversion of one share of Junior Securities for or into another share of Junior Securities, (b) repurchases in support of our employee benefit and compensation programs and (c) through the use of the proceeds of a substantially contemporaneous sale of other shares of Junior Securities), unless, in each case, the full dividends for the most recent Dividend Payment Date on all outstanding shares of the Series E convertible preferred stock and Parity Securities have been paid or declared and a sum sufficient for the payment of those dividends has been set aside.

Except as provided below, for so long as any share of Series E convertible preferred stock remains outstanding, we may not declare, pay, or set aside for payment dividends on any Parity Securities for any period unless we have paid in full, or declared and set aside payment in full, in respect of all dividends for the then-current Dividend Period for all outstanding shares of Series E convertible preferred stock. To the extent that we declare dividends on the Series E convertible preferred stock and on any Parity Securities, but do not make full payment of such declared dividends, we must allocate the dividend payments on a *pro rata* basis among the holders of the shares of Series E convertible preferred stock and the holders of any such Parity Securities. For purposes of calculating the *pro rata* allocation of partial dividend payments, we will allocate those payments so that the respective amounts of those payments bear the same ratio to each other as all accrued and unpaid dividends per share on the Series E convertible preferred stock and all Parity Securities bear to each other.

Redemption

The shares of Series E convertible preferred stock are redeemable at our option and, with the prior approval of the Federal Reserve, if required, in whole or in part, at any time or from time to time, out of funds legally available for payment, on or after the third anniversary of the Issue Date at the cash redemption price of $100 per share of Series E convertible preferred stock, plus declared and unpaid dividends, if any, from any and all Dividend Payment Dates preceding the date fixed for redemption. All of our Series E convertible preferred stock are currently eligible for redemption by us. In addition, prior to December 11, 2019, unless we have redeemed all of the Series F preferred stock or the U.S. Treasury has transferred all of the Series F preferred stock to third parties, the consent of the U.S. Treasury will be required for us to redeem the Series E convertible preferred stock. The shares of Series E convertible preferred stock may be converted at any time prior to redemption at the option of the holder. See "—*Optional Conversion Right*" below.

If fewer than all of the outstanding shares of Series E convertible preferred stock are to be redeemed, we will select those to be redeemed *pro rata*, or by lot, or in any other manner as our board of directors may determine.

On and after the date fixed for redemption, provided that the redemption price has been paid or provided for, dividends will no longer be declared on the Series E convertible preferred stock called for redemption. These shares will no longer be deemed to be outstanding, and the holders of these shares will have no rights as shareholders, except the right to receive the amount payable on redemption, without interest, upon surrender of the shares of Series E convertible preferred stock to be redeemed.

Should we redeem any shares of Series E convertible preferred stock, notice of redemption will be given by first-class mail, postage prepaid, mailed not less than 30 days nor more than 60 days before the redemption date, to

the holders of record of the shares of Series E convertible preferred stock to be redeemed as their addresses appear on our stock register.

Optional Conversion Right

Each share of the Series E convertible preferred stock may be converted at any time, at the option of the holder, into 19.7 shares of our common stock (which reflects an initial conversion price of $5.07 per share of common stock, to the extent the initial conversion price is increased above $5.07 per share, you will receive a corresponding decrease in the number of shares of our common stock upon conversion) plus cash in lieu of fractional shares, subject to anti-dilution adjustments (such rate or adjusted rate, the "Conversion Rate"). The Conversion Rate and the corresponding conversion price in effect at any given time are referred to as the "Applicable Conversion Rate" and the "Applicable Conversion Price," respectively, and will be subject to adjustment as described below. The Applicable Conversion Price at any given time will be computed by dividing $100 by the Applicable Conversion Rate at such time.

If the conversion date is on or prior to the record date for any declared dividend for the Dividend Period in which you elect to convert, you will not receive any declared dividends for that Dividend Period. If the conversion date is after the record date for any declared dividend and prior to the corresponding Dividend Payment Date, you will receive that dividend on the relevant Dividend Payment Date if you were the holder of record on the record date for that dividend.

Adjustments to the Conversion Price

The conversion price will be subject to adjustment if, after the issue date, any of the following events occur:

- we subdivide or combine our common stock;
- we subdivide or combine our Series E convertible preferred stock; or
- we reclassify, exchange or substitute the common stock issuable upon conversion into the same or different number of shares of any other class or classes of capital stock.

With respect to the first bullet point, in the event the outstanding shares of common stock shall be subdivided (by stock split, by payment of a stock dividend or otherwise) into a greater number of shares of common stock, the Applicable Conversion Price in effect immediately prior to such subdivision shall, concurrently with the effectiveness of such subdivision, be proportionately decreased. In the event the outstanding shares of common stock shall be combined into a lesser number of shares of common stock, the Applicable Conversion Price in effect immediately prior to such combination shall, concurrently with the effectiveness of such combination, be proportionately increased.

With respect to the second bullet point, in the event the outstanding shares of Series E convertible preferred stock shall be subdivided (by stock split, by payment of a stock dividend or otherwise) into a greater number of shares of Series E convertible preferred stock, the dividend rate, original issue price and liquidation preference of the Series E convertible preferred stock in effect immediately prior to such subdivision shall, concurrently with the effectiveness of such subdivision, be proportionately decreased. In the event the outstanding shares of Series E convertible preferred stock shall be combined into a lesser number of shares of Series E convertible preferred stock, the dividend rate, original issue price and liquidation preference of the Series E convertible preferred stock in effect immediately prior to such combination shall, concurrently with the effectiveness of such combination, be proportionately increased.

With respect to the third bullet point, if the common stock issuable upon conversion of Series E convertible preferred stock shall be changed into the same or a different number of shares of any other class or classes of capital stock, whether by capital reorganization, reclassification or others (other than a subdivision or combination of shares provided for above), then, in any such event, in lieu of the number of shares of common stock which the holders would otherwise have been entitled to receive, each holder of Series E convertible preferred stock shall have the right thereafter to convert such shares of Series E convertible preferred stock into a number of shares of such other class or classes of capital stock which a holder of the number of shares of common stock deliverable upon

conversion of Series E convertible preferred stock immediately before that change would have been entitled to receive in such reorganization or reclassification, all subject to further adjustment as provided herein with respect to such other shares.

Upon the occurrence of each adjustment or readjustment of the Applicable Conversion Price, we, at our expense, will promptly compute such adjustment or readjustment in accordance with the terms set forth in our articles of incorporation and furnish to each holder of Series E convertible preferred stock a certificate setting forth such adjustment or readjustment and showing in detail the facts upon which such adjustment or readjustment is based. Upon written request of any holder of Series E convertible preferred stock, at any time, we will provide a certificate setting forth (i) adjustments and readjustments, (ii) the Applicable Conversion Price at the time in effect, (iii) the number of shares of common stock and amount, if any, of other property which at the time would be received upon the conversion of Series E convertible preferred stock.

Business Combinations

In the event of any reclassification of our outstanding shares of common stock (other than a change in par value), or in the event of any consolidation, merger or share exchange of Victory Bancorp with or into another entity or any merger or consolidation of another entity with or into Victory Bancorp, other than a consolidation, merger or share exchange in which Victory Bancorp is the resulting or surviving entity and which does not result in any reclassification of the outstanding common stock (other than a change in par value), or in the event of any sale, lease or other disposition to another entity of all or substantially all of our assets, other than to one or more of our subsidiaries (any of the foregoing considered a business combination) each share of the Series E convertible preferred stock then outstanding shall be convertible, at the option of the holder, into the kind and amount of securities (of Victory Bancorp or another issuer), cash and other property receivable upon such reclassification or business combination by a holder of the number of shares of common stock into which such shares of the Series E convertible preferred stock could have been converted immediately prior to such reclassification or business combination, after giving effect to any adjustment event. These provisions apply to successive reclassifications or business combinations. The right of a holder of Series E convertible preferred stock to convert the holder's shares of Series E convertible preferred stock into common stock prior to the effective date of a reclassification or business combination shall not be affected by this provision. Holders of Series E convertible preferred stock shall have no right to vote with respect to such reclassification or business combination, except as specifically required by Pennsylvania law. See *"—Voting Rights."*

Fractional Shares

No fractional shares of our common stock will be issued to holders of the Series E convertible preferred stock upon conversion. In lieu of any fractional shares of common stock otherwise issuable in respect of the aggregate number of shares of the Series E convertible preferred stock of any holder that are converted, that holder will be entitled to receive an amount in cash (computed to the nearest cent) equal to the same fraction of the market value per share of our common stock determined as of the effective date of conversion based upon the closing pricing of our common stock on such date as reported by a national listing exchange or over-the-counter listing service, if our common stock is so listed or quoted at such time. In the absence of such listing, the book value of our common stock will be substituted for market value in determining such cash payment.

If more than one share of the Series E convertible preferred stock is surrendered for conversion at one time by or for the same holder, the number of full shares of common stock issuable upon conversion thereof shall be computed on the basis of the aggregate number of shares of Series E convertible preferred stock so surrendered.

Liquidation Rights

In the event that we voluntarily or involuntarily liquidate, dissolve or wind up, the holders of Series E convertible preferred stock at the time outstanding will be entitled to receive liquidating distributions in the amount of $100 per share of Series E convertible preferred stock, plus an amount equal to any declared but unpaid dividends thereon, out of assets legally available for distribution to our shareholders, before any distribution of assets is made to the holders of our common stock or any other Junior Securities. After payment of the full amount of such

liquidating distributions, the holders of Series E convertible preferred stock will not be entitled to any further participation in any distribution of assets by us, and will have no right or claim to any of our remaining assets.

In the event that our assets available for distribution to shareholders upon any liquidation, dissolution or winding-up of our affairs, whether voluntary or involuntary, are insufficient to pay in full the amounts payable with respect to all outstanding shares of the Series E convertible preferred stock and the corresponding amounts payable on any Parity Securities, the holders of Series E convertible preferred stock and the holders of such other Parity Securities will share ratably in any distribution of our assets in proportion to the full respective liquidating distributions to which they would otherwise be respectively entitled.

For such purposes, our consolidation or merger with or into any other entity, the consolidation or merger of any other entity with or into us, or the sale of all or substantially all of our property or business, will not be deemed to constitute our liquidation, dissolution, or winding-up.

Voting Rights

The holders of our Series E convertible preferred stock have no voting rights except as required by Pennsylvania law and as set forth in our articles of incorporation.

Miscellaneous

We have reserved and keep available out of the authorized and unissued shares of our common stock, solely for issuance upon the conversion of the Series E convertible preferred stock, that number of shares of common stock as shall from time to time be issuable upon the conversion of all the Series E convertible preferred stock then outstanding. Any shares of the Series E convertible preferred stock converted into shares of our common stock or otherwise reacquired by us shall resume the status of authorized and unissued preferred shares, undesignated as to series, and shall be available for subsequent issuance.

Series F Preferred Stock. On September 22, 2011 we entered into a Purchase Agreement with the Treasury, pursuant to which we issued and sold to the Treasury 3,431 shares of our Series F preferred stock having a liquidation preference of $1,000 per share (the "Liquidation Amount"), for proceeds of $3,431,000. The Purchase Agreement was entered into, and the Series F preferred stock was issued, pursuant to the Treasury's Small Business Lending Fund Program, a $30 billion fund established under the Small Business Jobs Act of 2010 that encourages lending to small businesses by providing capital to qualified community banks with assets of less than $10 billion. A portion of the proceeds were used to redeem preferred stock that we previously issued to the United States Department of the Treasury under the Capital Purchase Program. The remaining proceeds were contributed to the Bank as additional capital for future growth.

The dividend rate on the Series F preferred stock is calculated as a percentage of the aggregate Liquidation Amount of the outstanding Series F preferred stock, and is based on changes in the level of Qualifying Small Business Lending ("QSBL") (as defined in the Purchase Agreement) by Victory Bancorp. Based upon the increase in our level of QSBL over the baseline level calculated under the terms of the Purchase Agreement, the dividend rate for the initial dividend period, which is from the date of issuance through December 31, 2011, was set at approximately 1.0% for the 2nd through 10th calendar quarters, the annual dividend rate may be adjusted to between 1% and 5%, to reflect the amount of change in our level of QSBL. For the 11th calendar quarter through 4.5 years after issuance, the dividend rate will be fixed at between 1% and 7% based upon the increase in QSBL as compared to the baseline. After 4.5 years from issuance, which will be March 2016, the dividend rate on the Series F preferred stock will increase to 9%. The dividend rate was 1.00% at each of December 31, 2014 and December 31, 2013.

The Series F preferred shares are non-voting, other than class voting rights on matters that could adversely affect the shares. The preferred shares are redeemable at any time, with Treasury, Federal Reserve and FDIC approval.

Dividends paid in 2014 and 2013 for the Series F preferred shares totaled $34,000 for each year. The dividend rate for 2014 and 2013 was 1%.

THE OFFERING

General

We are offering a minimum of 437,957 shares and a maximum of 729,927 shares of our common stock at a price of $6.85 per share. The offering of shares of our common stock is being made pursuant to an exemption from registration under Regulation A. We have not engaged a third-party to assist with the sale of our common stock in this offering. Subject to compliance with applicable securities laws, we will offer and sell the common stock on a best efforts basis through our executive officers and directors, subject to applicable securities laws, who will not receive any commission or other compensation in connection with those activities.

Each subscriber must subscribe for at least 1,460 shares of our common stock ($10,001), although we may waive this limit as we deem appropriate in our sole discretion. No individual (including immediate family members living in the same household) or group acting in concert may purchase more than 9.9% of the amount of our common stock to be outstanding at the close of the offering. Once submitted and accepted by us, subscriptions are irrevocable until the completion or termination of the offering, subject to our discretion to accept a larger subscription. **We reserve sole and absolute discretion to reject any order in whole or in part for any reason or to allot to a subscriber less than the number of shares for which the subscriber subscribed.** If the offering is oversubscribed, you may receive fewer shares than for which you subscribed because we will allocate the shares among subscribers in our sole discretion. In that case, we will refund to you promptly all funds not used to purchase shares in the offering, without interest.

Exempt Securities

The offering is being undertaken in reliance upon the exemption from the registration requirements of the Securities Act set forth in section 3(b) thereof and Regulation A of the Rules and Regulations promulgated thereunder by the Commission, and in accordance with comparable exemptions from registration under the laws of any State in which an offer or sale of the debentures is made in connection with the offering.

Limitations on States in which Securities are Offered

This offering of our common stock is being made to our existing shareholders and to individuals who are not currently shareholders and who reside in the Commonwealth of Pennsylvania and the states of New Jersey and Florida. Individuals who are not current shareholders of Victory Bancorp or who do not reside in the states listed above may not participate in this offering.

Subscription Procedures

Each subscription that we receive and accept will be an individual offer to acquire shares of our common stock on the terms and conditions described in this Offering Circular. We are not obligated to accept subscriptions for the maximum number of shares offered hereunder.

We must receive your executed and completed Subscription Agreement and IRS Form W-9, ***along with full payment by check, money order or wire transfer as described below***, by ____ p.m., Eastern Time, on ________, 2015, unless earlier terminated or extended by us.

Checks or money orders should be made payable to "ACBB Escrow Agent for The Victory Bancorp, Inc." and sent to the following address:

Atlantic Community Bankers Bank
P.O. Box 1109
Camp Hill, Pennsylvania 17001

Wire transfers should be made to the following account:

Atlantic Community Bankers Bank
ABA # 031301752
Beneficiary: The Victory Bancorp, Inc., Account # 222499

All escrowed funds will be held in a segregated account with Atlantic Community Bankers Bank, a federally-insured banker's bank, until the closing or termination of the offering.

Offering Period

The offering period will end at ____ p.m., Eastern Time, on _______________, 2015, unless we, in our sole discretion and without notice to you, earlier terminate the offering or extend the offering for one or more periods that will not extend beyond _______, 2015. The closing of the offering is conditioned upon the receipt and acceptance of subscriptions for a minimum of 437,957 shares of common stock or $3,000,000. We will terminate the offering if we do not receive and accept subscriptions for ______ shares of common stock by ______________, 2015.

Once we reach $3.0 million in subscriptions, we may, in our sole discretion, determine to conduct an initial closing. In such event, we would then continue the offering until the earlier of the maximum of the offering or the offering expiration date.

Intentions of Directors and Executive Officers

As of the date of this Offering Circular, our directors and executive officers beneficially own approximately 18.8% of the outstanding shares of our common stock. We contemplate that all of our directors and executive officers will subscribe for shares of common stock in this Offering.

The following table presents certain information as to the approximate purchases of common stock by our directors and executive officers. No individual has entered into a binding agreement to purchase these shares and, therefore, actual purchases could be more or less than indicated.

	Proposed Purchases of Stock in the Offering	
Name	**Number of Shares**	**Dollar Amount**
Directors:		
Alan S. Apt	3,650	$25,000
Matthew B. Bates	36,496	250,000
Robert L. Brant	36,496	250,000
Michael A. Eddinger.	3,650	25,000
Karl Glocker	3,650	25,000
Kevin L. Johnson	7,299	50,000
Joseph W. Major	14,599	100,000
Dennis R. Urffer	7,299	50,000
Executive Officers Who Are Not Directors:		
Richard L. Graver	1,460	10,000
Eric B. Offner	7,299	50,000
Robert H. Schultz	7,299	50,000
All directors and executive officers as a group (11 persons)	129,197	$885,000

TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar for our common stock is Registrar and Transfer Company.

LEGAL OPINIONS

The legality of our common stock has been passed upon for us by Kilpatrick Townsend & Stockton LLP. Kilpatrick Townsend & Stockton LLP has consented to the references to their opinion in this Offering Circular.

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURES

On July 22, 2013, the Audit Committee of the Board of Directors of Victory Bancorp engaged BDO USA, LLP as its independent auditors. Due to the transition of certain key personnel to BDO USA, LLP, Victory Bancorp's prior independent auditor, ParenteBeard LLP, declined to stand for reelection. ParenteBeard LLP subsequently merged with and into Baker Tilly.

ParenteBeard LLP's reports on Victory Bancorp's Financial Statements as of December 31, 2012 and for the years ended December 31, 2012 and 2011, did not contain an adverse opinion or disclaimer of opinion, and were not qualified or modified as to uncertainty, audit scope or accounting principles.

During the years ended December 31, 2012 and 2011 and through July 22, 2013, there were no disagreements with ParenteBeard on any matters of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which, if not resolved to the satisfaction of ParenteBeard would have caused them to make a reference thereto in their reports on the consolidated financial statements for such years. During the years ended December 31, 2012 and 2011 and through July 22, 2013 there were no reportable events described in Item 304(a) (1) (v) of Regulation S-K.

Effective July 22, 2013, the Audit Committee of Victory Bancorp's Board of Directors approved the engagement of BDO USA, LLP as its independent auditors. During Victory Bancorp's two most recent fiscal years and the subsequent period through July 22, 2013, Victory Bancorp did not consult with BDO USA, LLP regarding any of the matters or events set forth in Item 304(a)(2)(i) or (ii) of Regulation S-K.

INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

The Consolidated Financial Statements of Victory Bancorp and subsidiary as of and for the years ended December 31, 2014 and 2013, included in this Offering Circular have been audited by BDO USA, LLP, as its independent certified public accountants, as stated in their report appearing herein.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the Securities and Exchange Commission the offering circular on Form 1-A pursuant to an exemption from registration under the Securities Act of 1933, as amended. The Form 1-A, including the exhibits, contains additional relevant information about us and our common stock. You may read and copy the Form 1-A at the Securities and Exchange Commission's public reference room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the Securities and Exchange Commission's public reference rooms.

PART III

EXHIBITS

Exhibit No.	Description
2.1	Articles of Incorporation of The Victory Bancorp, Inc.
2.2	Bylaws of The Victory Bancorp, Inc.
3.1	Form of Common Stock Certificate of The Victory Bancorp, Inc.
3.2	Certificate of Designations for Preferred Stock Series E of The Victory Bancorp, Inc.
3.3	Certificate of Designations for Preferred Stock Series F of The Victory Bancorp, Inc.
4.1	Subscription Agreement
6.1	Employment Agreement by and among The Victory Bank and Joseph W. Major
6.2	Employment Agreement by and among The Victory Bank and Robert H. Schultz
6.3	Employment Agreement by and among The Victory Bank and Richard L. Graver
6.4	Employment Agreement by and among The Victory Bank and Eric B. Offner
6.5	Change in Control Severance Agreement by and among The Victory Bank and Saul S. Rivkin
6.6	Change in Control Severance Agreement by and among The Victory Bank and Alexander S. Kroll
6.7	The Victory Bancorp, Inc. 2013 Equity Incentive Plan
6.8	The Victory Bank 401(k) Retirement Plan
9.0	Form of Escrow Agreement by and among The Victory Bancorp, Inc. and Atlantic Community Bankers Bank
10.1	Consent of BDO USA, LLP
10.2	Consent of Kilpatrick Townsend & Stockton LLP (contained in Exhibit 11.1)
11.1	Opinion of Kilpatrick Townsend & Stockton LLP

SIGNATURES

The issuer has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Town of Limerick, Commonwealth of Pennsylvania, on April 22, 2015.

THE VICTORY BANCORP, INC.



By: ______________________
Joseph W. Major
Chairman and Chief Executive Officer

This offering statement has been signed by the following persons in the capacities and on the dates indicated.



Signature	Title	Date
Joseph W. Major	Chairman and Chief Executive Officer	April 22, 2015



Signature	Title	Date
Robert H. Schultz	Chief Financial Officer, Chief Operating Officer and Secretary	April 22, 2015



Signature	Title	Date
Alan S. Apt	Director	April 22, 2015



Signature	Title	Date
Matthew B. Bates	Director	April 22, 2015



Signature	Title	Date
Robert L. Brant	Director	April 22, 2015



Signature	Title	Date
Michael A. Eddinger	Director	April 22, 2015



Signature	Title	Date
Karl Glocker	Director	April 22, 2015



Signature	Title	Date
Kevin L. Johnson	Director	April 22, 2015



Signature	Title	Date
Dennis R. Urffer	Director	April 22, 2015

2

A

COMMONWEALTH OF PENNSYLVANIA

DEPARTMENT OF STATE

DECEMBER 3, 2009

TO ALL WHOM THESE PRESENTS SHALL COME, GREETING:

THE VICTORY BANCORP INC

I, Pedro A. Cortés, Secretary of the Commonwealth of Pennsylvania

do hereby certify that the foregoing and annexed is a true and correct

copy of

ARTICLES OF INCORPORATION filed on April 24, 2009,
ARTICLES OF AMENDMENT-MISCELLANEOUS filed on November 25, 2009,
ARTICLES OF AMENDMENT-MISCELLANEOUS filed on November 25, 2009

which appear of record in this department.


SECRETARY OF THE COMMONWEALTH
PENNSYLVANIA

IN TESTIMONY WHEREOF, I have hereunto set my hand and caused the Seal of the Secretary's Office to be affixed, the day and year above written.

Pedro A. Cortés

Secretary of the Commonwealth

**ARTICLES OF INCORPORATION
OF THE VICTORY BANCORP, INC.**

FIRST: The name of the corporation is The Victory Bancorp, Inc. (the "Company").

SECOND: The address of the Company's initial registered office in the Commonwealth of Pennsylvania is 548 N. Lewis Road, Royersford, Limerick Township, Pennsylvania 19468.

THIRD: The Company is organized under the Business Corporation Law of 1988, as amended, of the Commonwealth of Pennsylvania (the "BCL") for the purpose of engaging in any lawful act or activity for which a corporation may be organized under the laws of the Commonwealth of Pennsylvania.

FOURTH: The term of the Company's existence is perpetual.

FIFTH: A. The Company shall have the authority to issue twelve million shares (12,000,000) of capital stock, of which ten million shares (10,000,000) shall be common stock, par value $1.00 per share and of which two million shares (2,000,000) shall be preferred stock, par value $1.00 per share. The shares may be issued from time to time as authorized by the Board of Directors without further approval of stockholders except as otherwise provided in this Article FIFTH or to the extent that such approval is required by governing law, rule, or regulation. The consideration for the issuance of the shares shall be paid in full before their issuance and shall not be less than the par value. Neither promissory notes nor future services shall constitute payment or part payment for the issuance of shares of the Company. The consideration for the shares shall be cash, tangible or intangible property (to the extent direct investment in such property would be permitted), labor or services actually performed for the Company, or any combination of the foregoing. In the absence of actual fraud in the transaction, the value of such property, labor, or services, as determined by the Board of Directors of the Company, shall be conclusive. Upon payment of such consideration, such shares shall be deemed to be fully paid and nonassessable.

B. A description of the different classes and series of the Company's capital stock and a statement of the designations, and the relative rights, preferences, and limitations of the shares of each class of and series of capital stock are as follows:

1. Common Stock. Except as provided in this Article FIFTH (or in any supplementary articles hereto), the holders of the common stock shall exclusively possess all voting power. Each holder of shares of common stock shall be entitled to one vote for each share held by such holder and there shall be no right to cumulate votes in an election of directors.

   Whenever there shall have been paid, or declared and set aside for payment, to the holders of the outstanding shares of any class of stock having preference over the common stock as to the payment of dividends, the full amount of dividends and of sinking fund, or retirement fund, or other retirement payments, if any, to which such holders are respectively entitled in preference to the common stock, then dividends may be paid on the common stock and on any class or series of stock entitled to


T0911411046

participate therewith as to dividends out of any assets legally available for the payment of dividends.

In the event of any liquidation, dissolution, or winding up of the Company, the holders of the common stock (and the holders of any class or series of stock entitled to participate with the common stock in the distribution of assets) shall be entitled to receive, in cash or in kind, the assets of the Company available for distribution remaining after: (i) payment or provision for payment of the Company's debts and liabilities; and (ii) distributions or provision for distributions to holders of any class or series of stock having preference over the common stock in the liquidation, dissolution, or winding up of the Company. Each share of common stock shall have the same relative rights as and be identical in all respects with all the other shares of common stock.

2. Preferred Stock. The Company may provide in supplementary sections to its articles for one or more classes of preferred stock, which shall be separately identified. The shares of any class may be divided into and issued in series, with each series separately designated so as to distinguish the shares thereof from the shares of all other series and classes. The terms of each series shall be set forth in a supplementary section to the articles. All shares of the same class shall be identical except as to the following relative rights and preferences, as to which there may be variations between different series:

(a) The distinctive serial designation and the number of shares constituting such series;

(b) The dividend rate or the amount of dividends to be paid on the shares of such series, whether dividends shall be cumulative and, if so, from which date(s), the payment date(s) for dividends, and the participating or other special rights, if any, with respect to dividends;

(c) The voting powers, full or limited, if any, of the shares of such series;

(d) Whether the shares of such series shall be redeemable and, if so, the price(s) at which, and the terms and conditions on which, such shares may be redeemed;

(e) The amount(s) payable upon the shares of such series in the event of voluntary or involuntary liquidation, dissolution, or winding up of the Company;

(f) Whether the shares of such series shall be entitled to the benefit of a sinking or retirement fund to be applied to the purchase or redemption of such shares, and if so entitled, the amount of such fund and the manner of its application, including the price(s) at which such shares may be redeemed or purchased through the application of such fund;

(g) Whether the shares of such series shall be convertible into, or exchangeable for, shares of any other class or classes of stock of the Company and, if so, the conversion price(s) or the rate(s) of exchange, and the adjustments thereof, if any, at which such conversion or exchange may be made, and any other terms and conditions of such conversion or exchange;

(h) The price or other consideration for which the shares of such series shall be issued; and

(i) Whether the shares of such series which are redeemed or converted shall have the status of authorized but unissued shares of serial preferred stock and whether such shares may be reissued as shares of the same or any other series of serial preferred stock.

Each share of each series of serial preferred stock shall have the same relative rights as and be identical in all respects with all the other shares of the same series.

The Board of Directors shall have authority to divide, by resolution, any authorized class of preferred stock into series, and, within the limitations set forth in this Article FIFTH and the remainder of these articles, fix and determine the relative rights and preferences of the shares of any series so established.

Prior to the issuance of any preferred shares of a series established by resolution adopted by the Board of Directors, the Company shall file with the Department a dated copy of the resolution establishing and designating the series and fixing and determining the relative rights and preferences thereof.

C. 1. Notwithstanding any other provision of these Articles of Incorporation, in no event shall any record owner of any outstanding common stock that is beneficially owned, directly or indirectly, by a person who, as of any record date for the determination of stockholders entitled to vote on any matter, beneficially owns in excess of ten percent (10%) of the then-outstanding shares of common stock (the "Limit"), be entitled, or permitted to any vote in respect of the shares held in excess of the Limit except as described in the following sentence. Any votes cast by such record owner in respect of shares held in excess of the Limit shall be deemed to have been voted in the same ratio as all other shares voted on the particular matter being considered by stockholders (exclusive of the record owner's votes over the Limit).

2. The following definitions shall apply to Section C of this Article FIFTH:

(a) "Affiliate" shall have the meaning ascribed to it in Rule 12b-2 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended, as in effect on the date of filing of these Articles of Incorporation.

(b) "Beneficial ownership" shall be determined pursuant to Rule 13d-3 of the General Rules and Regulations under the Securities Exchange Act of

1934, as amended (or any successor rule or statutory provision), or, if said Rule 13d-3 shall be rescinded and there shall be no successor rule or provision thereto, pursuant to said Rule 13d-3 as in effect on the date of filing of these Articles of Incorporation; *provided, however*, that a person shall, in any event, also be deemed the "beneficial owner" of any common stock:

(i) which such person or any of its Affiliates beneficially owns, directly or indirectly; or

(ii) which such person or any of its Affiliates has: (A) the right to acquire (whether such right is exercisable immediately or only after the passage of time) pursuant to any agreement, arrangement or understanding or upon the exercise of conversion rights, exchange rights, warrants, or options or otherwise, (but a person or Affiliate shall not be deemed to be the beneficial owner of any voting shares solely by reason of an agreement, contract, or other arrangement with this Company to effect any merger or consolidation of the Company or a subsidiary of the Company, the sale, exchange, transfer or other disposition, in a single transaction or a series of transactions, of all or substantially all of the assets of the Company or any subsidiary of the Company or any offer for the exchange of securities of another entity for the securities of the Company); or (B) sole or shared voting or investment power with respect thereto pursuant to any agreement, arrangement, understanding, relationship or otherwise (but a person or Affiliate shall not be deemed to be the beneficial owner of any voting shares solely by reason of a revocable proxy granted for a particular meeting of stockholders pursuant to a public solicitation of proxies for such meeting, with respect to shares of which neither such person nor any such Affiliate is otherwise deemed the beneficial owner); or

(iii) which is beneficially owned, directly or indirectly, by any other person with which such first mentioned person or any of its Affiliates acts as a partnership, limited partnership, syndicate or other group pursuant to any agreement, arrangement or understanding for the purpose of acquiring, holding, voting or disposing of any shares of capital stock of this Company; provided that: (A) no director or officer of this Company (or any Affiliate of any such director or officer) shall, solely by reason of any or all of such directors or officers acting in their capacities as such, be deemed, for any purposes hereof, to beneficially own any common stock beneficially owned by any other such director or officer (or any Affiliate thereof); and (B) neither any employee stock ownership or similar plan of this Company or any subsidiary of this Company, nor any trustee with respect thereto or any Affiliate of such trustee (solely by reason of such capacity of such trustee), shall be deemed, for any purposes hereof, to beneficially own any common stock held under any such plan. For purposes only of computing the percentage of beneficial ownership of

common stock of a person, the outstanding common stock shall include shares deemed owned by such person through application of this subsection (b) but shall not include any other common stock which may be issuable by this Company pursuant to any agreement, or upon exercise of conversion rights, warrants or options, or otherwise. For all other purposes, the outstanding common stock shall include only common stock then outstanding and shall not include any common stock which may be issuable by this Company pursuant to any agreement, or upon the exercise of conversion rights, warrants or options, or otherwise.

(c) The "Limit" shall mean 10% of the then-outstanding shares of the Company's common stock.

(d) A "person" shall include an individual, a firm, a group acting in concert, a corporation, a partnership, an association, a joint venture, a pool, a joint stock company, a trust, an unincorporated organization or similar company, a syndicate or any other group formed for the purpose of acquiring, holding or disposing of securities or any other entity.

3. The Board of Directors shall have the power to construe and apply the provisions of this Section C and to make all determinations necessary or desirable to implement such provisions, including, but not limited to, matters with respect to: (i) the number of shares of common stock beneficially owned by any person; (ii) whether a person is an Affiliate of another; (iii) whether a person has an agreement, arrangement, or understanding with another as to the matters referred to in the definition of beneficial ownership; (iv) the application of any other definition or operative provision of the section to the given facts; or (v) any other matter relating to the applicability or effect of this Section C.

4. The Board of Directors shall have the right to demand that any person who is reasonably believed to beneficially own common stock in excess of the Limit (or holds of record common stock beneficially owned by any person in excess of the Limit) supply the Company with complete information as to: (i) the record owner(s) of all shares beneficially owned by such person who is reasonably believed to own shares in excess of the Limit; and (ii) any other factual matter relating to the applicability or effect of this Section C as may reasonably be requested of such person.

5. Except as otherwise provided by law or expressly provided in Section C of this Article FIFTH, every reference in these Articles of Incorporation or the Company's Bylaws to a majority or other proportion of capital stock (or the holders thereof) for purposes of determining any requirement for stockholder consent or approval shall be deemed to refer to such majority or other proportion of the votes (or the holders thereof) after giving effect, if required, to the provisions of this Section.

6. Any constructions, applications, or determinations made by the Board of Directors pursuant to this Section in good faith and on the basis of such information and assistance as was

then reasonably available for such purpose shall be conclusive and binding upon the Company and its stockholders.

7. In the event any provision (or portion thereof) of Section C of this Article FIFTH shall be found to be invalid, prohibited or unenforceable for any reason, the remaining provisions (or portions thereof) of this Article FIFTH shall remain in full force and effect, and shall be construed as if such invalid, prohibited or unenforceable provision had been stricken herefrom or otherwise rendered inapplicable, it being the intent of the Company and its stockholders that each such remaining provision (or portion thereof) of Section C of this Article FIFTH remain, to the fullest extent permitted by law, applicable and enforceable as to all stockholders, including stockholders owning an amount of stock over the Limit, notwithstanding any such finding.

SIXTH: A. The Company shall be under the direction of a Board of Directors. The authorized number of directors shall not be less than five (5) nor more than twenty-five (25), as shall be provided from time to time in accordance with the Company's Bylaws. The directors shall be divided into three classes, as nearly equal in number as reasonably possible. At each annual meeting of stockholders following such initial classification and election, directors elected to succeed those directors whose terms expire shall be elected for a term of office to expire at the third succeeding annual meeting of stockholders after their election with each director to hold office until his or her successor shall have been duly elected and qualified.

B. Subject to the rights of holders of any series of preferred stock outstanding, the newly created directorships resulting from any increase in the authorized number of Directors or any vacancies in the Board of Directors resulting from death, resignation, retirement, disqualification or other cause except removal from office, may be filled only by a majority vote of the Directors then in office, though less than a quorum, and Directors so chosen shall hold office for a term expiring at the next annual meeting of stockholders and until their successors are duly elected and qualified. No decrease in the number of Directors constituting the Board of Directors shall shorten the term of any incumbent Director.

SEVENTH: A. The power to make, alter, amend and repeal the Company's Bylaws is expressly vested in the Board of Directors (except as to Bylaws fixing the qualifications, classification or terms of office of Directors), subject, however, to the right of the stockholders to change such action.

B. Advance notice of stockholder nominations for the election of directors and of business to be brought by stockholders before any meeting of the stockholders of the Company shall be given in the manner provided in the Bylaws of the Company.

C. Any action requiring approval by the stockholders must be effected at a duly called annual or special meeting, unless otherwise provided by resolution of the Board of Directors.

EIGHTH: The name and business address of the sole incorporator is as follows:

Name	Address
Joseph W. Major	548 N. Lewis Road Royersford, Limerick Township, Pennsylvania 19468

NINTH: . The Board of Directors of the Company, when evaluating any offer to: (a) make a tender or exchange offer for any equity security of the Company; (b) merge or consolidate the Company with another corporation or entity; or (c) purchase or otherwise acquire all or substantially all of the properties and assets of the Company, may, in connection with the exercise of its judgment in determining what is in the best interest of the Company and its stockholders, give due consideration to all relevant factors, including, without limitation, those factors that directors of any subsidiary of the Company may consider in evaluating any action that may result in a change or potential change in the control of the subsidiary, and the social and economic effect of acceptance of such offer on the following: the Company's present and future customers and employees and those of its subsidiaries; the communities in which the Company and its subsidiaries operate or are located; and the ability of the Company to fulfill its corporate objective as a financial institution holding company and on the ability of its subsidiary financial institution to fulfill the objectives of a federally insured financial institution under applicable laws and regulations.

TENTH: To the fullest extent permitted by Pennsylvania statutory or decisional law, as amended or interpreted, no director or officer of the Company shall be personally liable to the Company or its stockholders for money damages. No amendment of the Articles of Incorporation of the Company or repeal of any of its provisions shall limit or eliminate the limitation on liability provided to directors and officers hereunder with respect to any act or omission occurring prior to such amendment or repeal.

ELEVENTH: Subject to the limitation hereinafter set forth, the Company shall indemnify each director and each officer of the Company or of any organization that he or she is serving as a director or officer at the request of the Company and his heirs and executors or administrators to the full extent permitted by the laws of the Commonwealth of Pennsylvania against, and reimburse him for, all liability and reasonable expense, including but not limited to, court costs, attorneys fees and the amount paid in any settlement approved as hereinafter provided, incurred or expended in connection with any claim or proceeding in which he or she may be involved because of anything he or she may have done or omitted to do as a director or officer of the Company or of any organization that he or she may have served as a director or officer at the request of the Company. Such indemnification shall not impair any other right any such person may have. The indemnity and reimbursement herein provided for shall not extend or apply to any liability and expense of any such director or officer in any proceeding where the act or failure to act giving rise to the claim for indemnification is determined by a court to have constituted willful misconduct or recklessness, nor to any amount paid to the Company itself. Indemnity shall apply to and reimbursement be given for an amount paid in settlement only if there shall be a determination, with the advice of counsel for the Company, by members of the Board of Directors not involved in the claim or proceeding and forming a majority of the whole

Board of Directors, or by a disinterested person or persons named by the Board of Directors, that the amount is reasonable and that the act or failure to act of the officer or director giving rise to the claim for indemnification is not determined by a court to have constituted willful misconduct or recklessness.

TWELFTH: These Articles of Incorporation may be amended at a meeting called for that purpose by the affirmative vote of the holders of record of at least a majority of the votes which are entitled to be cast thereon. However, no amendment, addition, or change to, or alteration or repeal of Article FIFTH, Article SIXTH, Article SEVENTH, Article NINTH, Article TENTH, Article ELEVENTH or this Article TWELFTH shall be made unless such action is approved by the affirmative vote of the holders of record of at least sixty-six and two thirds percent (66 2/3%) of each class of capital stock of the Company entitled to vote thereon. The Board of Directors has the authority to amend the Articles of Incorporation without stockholder vote in accordance with Section 1914(c) of the BCL or any other section of the BCL that gives the Board of Directors authority to amend the Articles of Incorporation without stockholder vote, and any amendment thereto.

IN WITNESS WHEREOF, the sole Incorporator has signed these Articles of Incorporation this 23rd day of April, 2009.



Joseph W. Major



pennsylvania
DEPARTMENT OF BANKING

MARKET SQUARE PLAZA | 17 N SECOND STREET, SUITE 1300 | HARRISBURG, PA 17101
Ph 717.787.2665 fx 717.787.8773 w www.banking.state.pa.us

March 24, 2009 717-783-2253

VIA FACSIMILE AND FIRST CLASS MAIL

Ms. Susan Boscarino
Kilpatrick Stockton LLP
607 14th Street Northwest
Suite 900
Washington, DC 2005-2018

Dear Ms. Boscarino:

This will advise you that the Pennsylvania Department of Banking (the "Department") does not object to the reservation of the names "TV Bancorp, Inc." and "The Victory Bank Corp." on behalf of The Victory Bank, Royersford, Pennsylvania.

It is understood that The Victory Bank is planning to form a bank holding company.

The Department's position is based on the facts, conditions, and representations you made in your letter dated March 23, 2009. Any changes in these facts, conditions, or representations could result in a reversal of the Department's position.

Very truly yours,

Donna J. Metcalfe

Donna J. Metcalfe
Administrator
Corporate Applications Division

DJM:jsb

B

BYLAWS
OF THE VICTORY BANCORP, INC.

ARTICLE I

MEETINGS OF STOCKHOLDERS

Section 1.1 ***Annual Meeting.*** The annual meeting of the stockholders shall be held at such place within or without the Commonwealth of Pennsylvania (the "Commonwealth") and at such time as the board of directors shall fix. The business to be transacted at the annual meeting shall include the election of directors and any other business properly brought before the meeting in accordance with these bylaws.

Section 1.2 ***Special Meeting.*** Special meetings of the stockholders may be called at any time by the chief executive officer, the board of directors, or upon the written request of holders of not less than one-fifth of all the shares entitled to vote at the particular meeting. Such written request shall state the purpose or purposes of the meeting and shall be delivered at the home office of the Company addressed to the chief executive officer or the secretary.

Section 1.3 ***Conduct of Meetings.*** Annual and special meetings shall be conducted by the chairman of the annual or special meeting in accordance with the written procedures agreed to by the board of directors. The board of directors shall designate the chairman of the board or, in his absence, such other officer as the board of director designates, to preside at such meetings.

Section 1.4 ***Notice of Meetings.*** A written or printed notice of the time and place of each meeting shall be given to every stockholder of record entitled to vote at the meeting at least ten (10) days before the date of the meeting. Notice of an adjourned meeting and of the business to be transacted at such meeting may be given by announcement at the meeting at which the adjournment is taken.

Section 1.6 ***Record Date.*** The board of directors may fix a date for the determination of the stockholders entitled to receive notice of and to vote at any meeting or to receive any dividend, distribution or allotment of rights or a date for any change, conversion or exchange of shares by fixing a record date not more than sixty (60) days prior thereto. When a determination of stockholders entitled to vote at any meeting of stockholders has been made as provided in this section, such determination shall apply to any adjournment.

Section 1.7 ***Stockholder List.*** At least five days before each meeting of the stockholders, the officer or agent having charge of the stock transfer books for shares of the Company shall make a list of the stockholders entitled to vote at such meeting, or any adjournment, arranged in alphabetical order, with the address of and the number of shares held by each stockholder. Such list shall be available for inspection by any stockholder for any proper purpose at the principal place of business of the Company at any time during normal business hours, and at the time and place of the meeting during the whole time of the meeting. The original stock transfer book, or a duplicate thereof kept in the Commonwealth, shall be *prima*

facie evidence of the stockholders entitled to examine such list or transfer books or to vote at any meeting of stockholders.

Section 1.8 ***Quorum.*** The presence, in person or by proxy, of the holders of a majority of the outstanding shares entitled to vote shall constitute a quorum. If a meeting cannot be organized for lack of a quorum, those present may adjourn the meeting to such time and place as they may determine. The stockholders present at a duly organized meeting may continue to do business until adjournment, notwithstanding the withdrawal of enough stockholders to constitute less than a quorum.

Section 1.9 ***Voting and Proxies.*** A majority of the votes cast shall decide every question or matter properly submitted to the stockholders at any meeting unless otherwise provided by applicable law or regulation, these Bylaws or the Company's Articles of Incorporation, except that directors shall be elected by a plurality of the votes cast by the shares entitled to vote in the election at a meeting at which a quorum is present.

A stockholder may vote in person or by proxy duly authorized in writing in accordance with the law, and except as provided in the Company's Articles of Incorporation, be entitled to one vote for each share standing in his name on the books of the Company. Proxies shall be filed with the secretary at the meeting, or any adjournment thereof, before being voted. Proxies solicited on behalf of the management shall be voted as directed by the stockholder or, in the absence of such direction, as determined by a majority of the board of directors. Unless a proxy provides otherwise, it shall not be valid more than three (3) years from the date of its execution.

Section 1.10 ***Voting of Shares in the Name of Two or More Persons.*** Where shares are held jointly or as tenants in common by two or more persons as fiduciaries or otherwise, if only one or more of such persons is present in person or by proxy, all of the shares standing in the names of such persons shall be deemed to be represented for the purpose of determining a quorum and the Company shall accept as the vote of all such shares the votes cast by such person or a majority of them and if in any case such persons are equally divided upon the manner of voting the shares held by them, the vote of such shares shall be divided equally among such persons, without prejudice to the rights of such joint owners or the beneficial owners thereof among themselves, except that, if there shall have been filed with the Secretary of the Company a copy, certified by an attorney-at-law to be correct, of the relevant portions of the agreements under which such shares are held or the instrument by which the trust or estate was created or the decree of court appointing them, or of a decree of court directing the voting of such shares, the persons specified as having such voting power in the latest such document so filed, and only such persons, shall be entitled to vote such shares but only in accordance therewith.

Section 1.11 ***Voting of Shares by Certain Holders.*** Except as provided by applicable law, shares standing in the name of another corporation may be voted by any officer or proxy as the articles or bylaws of such corporation may prescribe, or, in the absence of such provision, as the board of directors of such corporation may determine. Shares held by an administrator, executor, guardian or conservator may be voted by him or her, either in person or by proxy, without a transfer of such shares into his or her name. Shares standing in the name of a

trustee may be voted by him or her, either in person or by proxy, but no trustee shall be entitled to vote shares held by him or her without a transfer of such shares into his or her name. Shares held in trust in an IRA or Keogh Account, however, may be voted by the Company if no other instructions are received. Shares standing in the name of a receiver may be voted by such receiver, and shares held by or under the control of a receiver may be voted by such receiver without the transfer thereof into his or her name if authority to do so is contained in an appropriate order of the court or other public authority by which such receiver was appointed.

A shareholder whose shares are pledged shall be entitled to vote such shares until the shares have been transferred into the name of the pledgee, and thereafter the pledgee shall be entitled to vote the shares so transferred.

Section 1.12 ***Judges of Election.*** The board of directors shall appoint a judge, not a candidate for office and who need not be a stockholder, to conduct the election or vote at any meeting. After a meeting the judge shall make a report in writing of any question or matter determined by him or her and execute a certificate of any fact found by him or her which the secretary shall cause to be recorded in the minutes of the meeting. If any judge of election shall not be present at a meeting, the vacancy shall be filled by the chairman of the meeting.

Section 1.13 ***Nominating Committee.*** The board of directors shall act as a nominating committee for selecting the management nominees for election as directors. Except in the case of a nominee substituted as a result of the death or other incapacity of a management nominee, the nominating committee shall deliver written nominations to the secretary at least 20 days prior to the date of the annual meeting. No nominations for directors except those made by the nominating committee shall be voted upon at the annual meeting unless other nominations by stockholders are made in writing and delivered to the secretary of the Company at least 40 days prior to the date of the annual meeting; *provided, however,* that in the event that less than 50 days notice or prior public disclosure of the date of the meeting is given or made to stockholders, notice by the stockholder must be received not later than the close of business on the 10th day following the day on which notice of the date of the annual meeting was mailed or such public disclosure was made. Ballots bearing the names of all persons nominated by the nominating committee and by stockholders shall be provided for use at the annual meeting.

Section 1.14 ***New Business.*** At an annual meeting of stockholders, any new business to be acted upon shall be stated in writing and filed with the secretary at least 40 days before the date of the annual meeting; *provided, however,* that in the event that less than 50 days notice or prior public disclosure of the date of the meeting is given or made to stockholders, notice by the stockholder must be received not later than the close of business on the 10th day following the day on which notice of the date of the annual meeting was mailed or such public disclosure was made, and all business so stated, proposed and filed shall be considered at the annual meeting so long as such business relates to a proper subject matter for stockholder action. Any stockholder may make any other proposal at the annual meeting and the same may be discussed and considered, but unless stated in writing and filed with the secretary at least 40 days before the meeting, such proposal shall be laid over for action at an adjourned, special or annual meeting of the stockholders taking place 30 days or more thereafter. A stockholder's notice to

the secretary shall set forth as to each matter the stockholder proposes to bring before the annual meeting (a) a brief description of the proposal desired to be brought before the annual meeting and (b) the name and address of such stockholder and the class and number of shares of the Company which are owned of record or beneficially by such stockholder. This provision shall not prevent the consideration and approval or disapproval at the annual meeting of reports of officers, directors and committees; but in connection with such reports, no new business shall be acted upon at such annual meting unless stated and filed as herein provided.

ARTICLE II

BOARD OF DIRECTORS

Section 2.1 ***Powers.*** The business and affairs of the Company shall be under the direction of its board of directors. The board of directors may annually elect a chairman of the board and a vice chairman of the board from among its members. The chairman of the board or his or her designee shall preside at the meetings of the board.

Section 2.2 ***Composition and Term.*** The Company shall have at least five (5) and not more than twenty-five (25) directors, as fixed by the board of directors by resolution, and shall be divided into three classes as nearly equal in number as possible. The members of each class shall be elected for a term of three (3) years and until their successors are elected and qualified. Except as otherwise provided in the Articles of Incorporation or these Bylaws, one class of directors shall be elected by the stockholders annually by ballot.

Between annual meetings of the stockholders, the board of directors, by a vote of a majority of the full board of directors, may increase the membership of the board of directors, not to exceed the maximum above prescribed, by not more than two members.

Section 2.3 ***Vacancies.*** All vacancies in the board of directors shall be filled in the manner provided in the Articles of Incorporation, which provisions are incorporated herein with the same effect as if they were set forth herein.

Section 2.4 ***Regular Meetings.*** A regular meeting for the purpose of electing and appointing officers of the Company for the succeeding year shall be held without other notice than this Bylaw immediately after, and at the same place as, the annual meeting of the stockholders. The board of directors may provide, by resolution, the time and place for the holding of additional regular meetings without other notice than such resolution.

Section 2.5 ***Special Meetings.*** Special meetings of the board of directors may be called by or at the request of the chief executive officer or by two-thirds of the board of directors. The persons authorized to call special meetings of the board of directors may fix the time, date and place for holding any special meeting of the board of directors called by such persons.

Section 2.6 ***Notice of Special Meetings.*** Written notice of any special meeting of the board of directors or of any committee designated thereby shall be given by mail, prepaid

delivery services or electronic transmission to each director at least 24 hours prior thereto at the address at which the director is most likely to be reached. Any director may waive notice of any meeting by a writing filed with the secretary. The attendance of a director at a meeting shall constitute a waiver of notice of such meeting, except where a director attends a meeting for the express purpose of objecting to the transaction of any business because the meeting is not lawfully called or convened. Neither the business to be transacted at, nor the purpose of, any meeting of the board of directors need be specified in the notice or waiver of notice of such meeting.

Section 2.7 ***Quorum; Manner of Acting.*** A majority of all the directors in office shall constitute a quorum, but a less number may adjourn any meeting from time to time, and the meeting may be held as adjourned without further notice. The act of the majority of the directors present at a meeting at which a quorum is present shall be the act of the board of directors, unless a greater number is prescribed by applicable law, the Company's Articles of Incorporation or these Bylaws.

Section 2.8 ***Action by Consent.*** Any action required or permitted to be taken by the board of directors at a meeting may be taken without a meeting if a consent in writing, setting forth the action so taken, shall be signed by all of the directors.

Section 2.9 ***Manner of Participation.*** Directors may participate in meetings of the board of directors by means of conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear each other, and such participation shall constitute presence at the meeting but shall not constitute attendance for the purpose of compensation pursuant to Section 2.10 of this Article.

Section 2.10 ***Compensation.*** Directors may receive such compensation for service on the board of directors as may be fixed by the board of directors by resolution. Members of either standing or special committees may be allowed such compensation for actual attendance at committee meetings as the board of directors may determine by resolution. Nothing herein shall be construed to preclude any director from serving the Company in any other capacity and receiving compensation therefore.

Section 2.11 ***Minutes.*** The board of directors and each committee hereinafter provided for shall each keep minutes of the meetings. Minutes of the committees shall be submitted at the next regular meeting of the board of directors, and any action taken by the board of directors with respect thereto shall be entered in the minutes of the board of directors.

Section 2.12 ***Resignation.*** Any director may resign at any time by sending a written notice of such resignation to the home office of the Company addressed to the chairman of the board or the chief executive officer. Unless otherwise specified, such resignation shall take effect upon receipt by the chairman of the board or chief executive officer.

Section 2.13 ***Presumption of Assent.*** A director of the Company who is present at a meeting of the board of directors at which action on any Company matter is taken shall be

presumed to have assented to the action taken unless his dissent or abstention shall be entered in the minutes of the meeting or unless he shall file a written dissent to such action with the person acting as the secretary of the meeting before the adjournment thereof or shall forward such dissent by registered mail to the secretary of the Company within five days after the date a copy of the minutes of the meeting is received. Such right to dissent shall not apply to a director who voted in favor of such action.

Section 2.14 ***Removal.*** At a meeting of stockholders called expressly for that purpose, the entire board of directors or any director may be removed without cause by the vote of stockholders entitled to cast at least a majority of the votes at an annual election of directors. The board may remove a director from office if: (a) he is adjudicated an incompetent by a court or is convicted of a felony; (b) if he does not, within sixty days after his election, accept the office in writing, or by attendance at a meeting and fulfill other requirements for holding the office; or (c) if he fails to attend regular meetings of the board for six successive months without have been excused by the board.

Section 2.15 ***Integrity of Directors.*** A person is not qualified to serve as director if he or she: (1) is under indictment for, or has ever been convicted of, a criminal offense involving dishonesty or breach of trust and the penalty for such offense could be imprisonment for more than one year, or (2) is a person against who a banking agency has, issued a cease and desist order for conduct involving dishonesty or breach of trust and that order is final and not subject to appeal or by a court to have (i) breached a fiduciary duty involving personal profit or (ii) committed a willful violation of any law, rule or regulation governing banking, securities, commodities or insurance, or any final cease and desist order issued by a banking, securities commodities or insurance regulatory agency.

Section 2.16 ***Honorary Directors.*** Honorary or advisory members of the board of directors, without voting power or power of final decision in matters concerning the business of the Company, may be appointed by resolution of a majority of the full board of directors, or by resolution of shareholders at any annual or special meeting. Honorary or advisory directors shall not be counted to determine the number of directors of the Company or the presence of a quorum in connection with any board action, and shall not be required to own qualifying shares.

ARTICLE III

COMMITTEES OF THE BOARD OF DIRECTORS

Section 3.1 ***Committees.*** The board of directors, by resolution adopted by a majority of the full board, may designate three or more of the other directors to constitute an executive committee, and may elect such other committees as it deems appropriate, and may delegate to such committees some or all of its powers except those which by law, the Company's Articles of Incorporation and these Bylaws may not be delegated. The designation of any committee pursuant to this Article III and the delegation of authority shall not operate to relieve the board of directors, or any director, of any responsibility imposed by law or regulation.

Section 3.2 ***Meetings.*** Regular meetings of a committee may be held without notice at such times and places as such committee may fix from time to time by resolution. Special meetings of a committee may be called by any member thereof upon not less than one day's notice stating the place, date, and hour of the meeting, which notice may be written or oral. Any member of a committee may waive notice of any meeting and no notice of any meeting need be given to any member thereof who attends in person. The notice of a committee meeting need not state the business proposed to be transacted at the meeting.

Section 3.3 ***Quorum.*** A majority of the members of a committee shall constitute a quorum for the transaction of business at any meeting thereof, and action of a committee must be authorized by the affirmative vote of a majority of the members present at a meeting at which a quorum is present.

Section 3.4 ***Action Without A Meeting.*** Any action required or permitted to be taken by a committee at a meeting may be taken without a meeting if a consent in writing, setting forth the action so taken, shall be signed by all of the members of the committee.

Section 3.5 ***Vacancies.*** Any vacancy in a committee may be filled by a resolution adopted by a majority of the full board of directors.

Section 3.6 ***Resignations and Removal.*** Any member of a committee may be removed at any time with or without cause by resolution adopted by a majority of the full board of directors then in office. Any member of a committee may resign from such committee at any time by giving written notice to the chief executive officer or secretary of the Company. Unless otherwise specified, such resignation shall take effect upon its receipt; the acceptance of such resignation shall not be necessary to make it effective.

Section 3.7 ***Procedure.*** Each committee shall elect a presiding officer from its members and may fix its own rules of procedure, which shall not be inconsistent with these Bylaws.

Section 3.8 ***Audit Committee.*** The Audit Committee shall consist of not less than three directors, none of whom shall be active officers of the Company. A majority of the members of the committee shall constitute a quorum.

The Audit Committee or the board of directors, shall at least once in each year cause to be made by a certified public accountant selected for the purpose, a complete audit of the books and affairs of the Company.

ARTICLE IV

OFFICERS

Section 4.1 ***Positions.*** The board of directors, at its annual organization meeting, shall elect a chief executive officer, a president, a secretary and a treasurer, and such other officers, including without limitation, a chairman of the board, vice chairman and one or more vice presidents, as the board of directors may determine. The same person may hold any two or more offices. The board of directors may designate one or more vice presidents as executive vice president or senior vice president. The board of directors may also elect or authorize the appointment of such other officers as the business of the Company may require. The officers shall have such authority and perform such duties as the board of directors may from time to time authorize or determine. In the absence of action by the board of directors, the officers shall have such powers and duties as generally pertain to their respective offices.

Section 4.2 ***Election and Term of Office.*** The officers of the Company shall be elected annually at the first meeting of the board of directors held after each annual meeting of the stockholders. If the election of officers is not held at such meeting, such election shall be held as soon thereafter as possible. Each officer shall hold office until a successor has been duly elected and qualified or until the officer's death, resignation or removal in the manner hereinafter provided. Election or appointment of an officer, employee or agent shall not of itself create contractual rights. The board of directors may authorize the Company to enter into an employment contract with any officer in accordance with applicable law and regulations; but no such contract shall impair the right of the board of directors to remove any officer at any time in accordance with Section 4.3 of this Article IV.

Section 4.3 ***Removal.*** Any officer may be removed by the board of directors whenever in its judgment the best interests of the Company will be served thereby, but such removal shall be without prejudice to the contractual rights, if any, of the person so removed.

Section 4.4 ***Vacancies.*** A vacancy in any office because of death, resignation, removal, disqualification or otherwise, may be filled by the board of directors for the unexpired portion of the term.

Section 4.5 ***Compensation.*** The remuneration of the officers shall be fixed from time to time by the board of directors.

Section 4.6 ***Chief Executive Officer.*** The chief executive officer shall have supervision of the operations of the Company. In the absence of the chairperson, the chief executive officer shall preside at any meeting of the board. The chief executive officer shall have and may exercise such further powers and duties as from time to time may be conferred or assigned by the board of directors. The chief executive officer shall be a member of the board of directors and ex officio member of all committees except the Audit Committee

Section 4.7 ***President.*** The president shall have and may exercise such powers and duties as from time to time may be conferred or assigned by the board of directors.

Section 4.8 ***Secretary.*** The secretary shall keep the minutes of the meetings of the stockholders, of the board of directors and of the executive committee. The secretary shall have charge of the corporate records, papers, and the corporate seal of the Company. The secretary shall give notice of all meetings of stockholders, of the board of directors and of special meetings of the executive committee.

Section 4.9 ***Treasurer.*** The treasurer shall be responsible for all money, funds, securities, fidelity and indemnity bonds and other valuables belonging to the Company; shall cause to be kept proper records of the transactions of the Company; and shall perform such other duties as may be assigned to him from time to time by the board of directors or the president.

Section 4.10 ***Vice Presidents.*** Vice presidents shall have such duties and powers as may from time to time be assigned to them by the board of directors or the president in the absence of any assignment by the board of directors.

ARTICLE V

AUTHORITY OF OFFICERS

Section 5.1 ***Seal.*** The chief executive officer, the secretary and the treasurer shall each have authority to affix and attest the corporate seal of the Company.

Section 5.2 ***Corporate Acts.*** The chief executive officer, acting in conjunction with the secretary or treasurer or assistant secretary or assistant treasurer, is (are) authorized to perform such corporate and official acts as are necessary to carry on the business of the Company, subject to the directions of the board of directors and the executive committee.

They are fully empowered:

a. To sell, assign and transfer any and all shares of stock, bonds or other personal property standing in the name of the Company or held by the Company either in its own name or as agent;

b. To assign and transfer any and all registered bonds and to execute requests for payment or reissue of any such bonds that may be issued now or hereafter and held by the Company in its own right or as agent;

c. To sell at public or private sale, lease, mortgage or otherwise dispose of any real estate or interest therein held or acquired by the Company in its own right or as agent, except the real estate and buildings occupied by the Company in the transaction of its business, and to execute and deliver any instrument necessary to completion of the transaction;

d. To receive and receipt for any sums of money or property due or owing to the Company in its own right capacity or as agent and to execute any instrument of satisfaction therefor or any lien of record;

e. To execute and deliver any deeds, contracts, agreements, leases, conveyances, bills of sale, petitions, writings, instruments, releases, acquittances and obligations necessary in the exercise of the corporate powers of the Company, including any bond required in the execution or administration of any fiduciary capacity.

Section 5.3 *Checks, Drafts, etc*. Such of the officers and other employees as may from time to time be designated by the board of directors or Executive Committee, shall have the authority to sign checks, drafts, letters of credit, orders, receipts, and to endorse checks, bills of exchange, orders, drafts, and vouchers made payable or endorsed to the Company.

ARTICLE VI

CERTIFICATES FOR SHARES AND THEIR TRANSFER

Section 6.1 *Stock Certificates.* Certificates representing shares of capital stock of the Company shall be in such form as shall be determined by the board of directors and Section 1528 of the Business Corporation Law of 1988. Such certificates shall be signed by the chief executive officer or by any other officer of the Company authorized by the board of directors, attested by the secretary or an assistant secretary, and sealed with the corporate seal or a facsimile thereof. The signatures of such officers upon a certificate may be facsimiles if the certificate is manually signed on behalf of a transfer agent or a registrar, other than the Company itself or one of its employees. Each certificate for shares of capital stock shall be consecutively numbered or otherwise identified. The name and address of the person to whom the shares are issued, with the number of shares and date of issue, shall be entered on the stock transfer books of the Company. All certificates surrendered to the Company for transfer shall be cancelled and no new certificate shall be issued until the former certificate for a like number of shares has been surrendered and cancelled, except that in case of a lost or destroyed certificate, a new certificate may be issued upon such terms and indemnity to the Company as the board of directors may prescribe. Every certificate for shares of stock which are subject to any restriction on transfer and every certificate issued when the Company is authorized to issue more than one class or series of stock shall contain such legend with respect thereto as is required by law.

Section 6.2 *Transfers.* Transfers of shares of capital stock of the Company shall be made only on its stock transfer books. Authority for such transfer shall be given only by the holder of record or by his legal representative, who shall furnish proper evidence of such authority, or by his attorney authorized by a duly executed power of attorney and filed with the Company. Such transfer shall be made only on surrender for cancellation of the certificate for such shares. The person in whose name shares of capital stock stand on the books of the Company shall be deemed by the Company to be the owner for all purposes.

Section 6.3 ***Stock Ledger.*** The Company shall maintain a stock ledger that contains the name and address of each stockholder and the number of shares of stock of each class which the stockholder holds. The stock ledger may be in written form or in any other form which can be converted within a reasonable time into written form for visual inspection.

ARTICLE VII

DIVIDENDS

If declared by the board of directors at any meeting thereof, the Company may pay dividends on its shares in cash, property, or in shares of the capital stock of the Company unless such dividend is contrary to law or to a restriction contained in the Articles of Incorporation.

ARTICLE VIII

FISCAL YEAR

The fiscal year of the Company shall end on December 31 of each year.

ARTICLE IX

AMENDMENTS

These bylaws may be altered, amended, added to or repealed by a vote of a majority of the board of directors at any regular meeting of the board of directors, or at any special meeting of the board of directors called for that purpose, except that the board of directors shall not make or alter any bylaws fixing the qualifications, classifications or term of office of members of the board of directors. Such action by the board of directors is subject, however, to the general right of the stockholders to change such action.

3

A

COMMON STOCK
CERTIFICATE NO. ____

COMMON STOCK
***SHARES
CUSIP NUMBER 92644G 103

THE VICTORY BANCORP, INC.
INCORPORATED UNDER THE LAWS OF THE COMMONWEALTH OF PENNSYLVANIA

This Certifies that

is the owner of: ***________ Shares***

FULLY PAID AND NONASSESSABLE SHARES OF COMMON STOCK $1.00 PAR VALUE PER SHARE OF
THE VICTORY BANCORP, INC.
a corporation organized under the laws of the Commonwealth of Pennsylvania

The shares represented by this certificate are transferable only on the stock transfer books of The Victory Bancorp, Inc. (the "Company ") by the holder of record hereof, or by his duly authorized attorney or legal representative, upon the surrender of this certificate properly endorsed. This certificate and the shares represented hereby are issued and shall be held subject to all the provisions of the Articles of Incorporation and Bylaws of the Company and any amendments thereto (copies of which are on file with the Corporate Secretary of the Company), to all of which provisions the holder by acceptance hereof, assents. **The shares evidenced by this certificate are not of an insurable type and are not insured by the Federal Deposit Insurance Corporation.**

This certificate is not valid unless countersigned and registered by the transfer agent and registrar.

IN WITNESS WHEREOF, THE VICTORY BANCORP, INC. has caused this certificate to be executed by the facsimile signatures of its duly authorized officers and has caused a facsimile of its corporate seal to be hereunto affixed.

Dated: ____________

[SEAL]

____
Joseph W. Major
Chairman and Chief Executive Officer

____
Robert H. Schultz
Chief Executive Officer and Corporate Secretary

The shares represented by this certificate are subject to a limitation contained in the Company's Articles of Incorporation to the effect that in no event shall any person who beneficially owns shares in excess of 10% of the outstanding shares of Company common stock (the "Limit"), be entitled, or permitted to vote in respect of the shares of Company common stock held in excess of the Limit.

Subject to any applicable regulatory approvals, the Board of Directors of the Company is authorized by vote or votes, to provide for the issuance of serial preferred stock in series and to fix and state the voting powers, designations, preferences and relative, participating, optional, or other special rights of the shares of each such series and the qualifications, limitations and restrictions thereof. The Company will furnish to any shareholder upon request and without charge a full description of each class of stock and any series thereof.

The shares represented by this certificate may not be cumulatively voted on any matter.

The following abbreviations, when used in the inscription on the face of this certificate, shall be construed as though they were written out in full according to applicable laws or regulations:

TEN COM - as tenants in common

TEN ENT - as tenants by the entireties

JT TEN - As joint tenants with right of survivorship and not as tenants in common

UNIF GIFTS MIN ACT - __________ custodian __________
(Cust) (Minor)
under Uniform Gifts to Minors Act
____
(State)

Additional abbreviations may also be used though not in the above list.

FOR VALUE RECEIVED __________ hereby sell, assign and transfer unto

PLEASE INSERT SOCIAL SECURITY OR OTHER IDENTIFICATION NUMBER OF ASSIGNEE ______________________________

____

(Please print or typewrite name and address including postal zip code of assignee).

______________________________ Shares of the common stock represented by the within-named certificate and do hereby irrevocably constitute and appoint

______________________________, Attorney, to transfer the said stock on the books of the within-named corporation with full power of substitution in the premises.

DATED ____________________

____

NOTICE: The signature to this assignment must correspond with the name as written upon the face of the certificate in every particular without alteration or enlargement or any change whatever.

SIGNATURE(S) GUARANTEED:

By ______________________________

THE SIGNATURE(S) SHOULD BE GUARANTEED BY AN ELIGIBLE GUARANTOR INSTITUTION, (BANKS, STOCKBROKERS, SAVINGS AND LOAN ASSOCIATIONS AND CREDIT UNIONS WITH MEMBERSHIP IN AN APPROVED SIGNATURE GUARANTEE PROGRAM), PURSUANT TO S.E.C. RULE 17Ad-15

KEEP THIS CERTIFICATE IN A SAFE PLACE. IF IT IS LOST, STOLEN, OR DESTROYED THE COMPANY WILL REQUIRE A BOND OF INDEMNITY AS A CONDITION TO THE ISSUANCE OF A REPLACEMENT CERTIFICATE.

B

Entity #: 3877495
Date Filed: 12/22/2010
Basil L Merenda
Secretary of the Commonwealth

PENNSYLVANIA DEPARTMENT OF STATE
CORPORATION BUREAU

Statement with Respect to Shares
Domestic Business Corporation
(15 Pa.C.S. § 1522)

Name	
Address	CT - COUNTER
City	8030651 SO PA 1

Document will be returned to the name and address you enter to the left. ⇐

Commonwealth of Pennsylvania
STATEMENT WITH RESPECT TO SHARES 14 Page(s)



T1035667125

Fee: $70

In compliance with the requirements of 15 Pa.C.S. § 1522(b) (relating to statement with respect to shares), the undersigned corporation, desiring to state the designation and voting rights, preferences, limitations, and special rights, if any, of a class or series of its shares, hereby states that:

1. The name of the corporation is: The Victory Bancorp, Inc.

2. *Check and complete one of the following:*

☐ The resolution amending the Articles under 15 Pa.C.S. § 1522(b) (relating to divisions and determinations by the board), set forth in full, is as follows:

☒ The resolution amending the Articles under 15 Pa.C.S. § 1522(b) is set forth in full in Exhibit A attached hereto and made a part hereof.

3. The aggregate number of shares of such class or series established and designated by (a) such resolution, (b) all prior statements, if any, filed under 15 Pa.C.S. § 1522 or corresponding provisions of prior law with respect thereto, and (c) any other provision of the Articles is 50,000 shares.

2010 DEC 22 PM 12: 30
PA. DEPT. OF STATE

DSCB:15-1522-2

4. The resolution was adopted by the Board of Directors or an authorized committee thereon on:
September 8, 2010

5. *Check, and if appropriate complete, one of the following:*

☒ The resolution shall be effective upon the filing of this statement with respect to shares in the Department of State.

☐ The resolution shall be effective on: ____________ at ____________
Date Hour

IN TESTIMONY WHEREOF, the undersigned corporation has caused this statement to be signed by a duly authorized officer thereof this

22nd day of December , 2010

The Victory Bancorp, Inc.
Name of Corporation



Signature

Chairman & CEO
Title

STATEMENT WITH RESPECT TO SHARES OF 7% SERIES E NONCUMULATIVE CONVERTIBLE PREFERRED STOCK OF THE VICTORY BANCORP, INC.

The Victory Bancorp, Inc., a corporation organized and existing under the Business Corporation Law of 1988, as amended, of the Commonwealth of Pennsylvania (the "Corporation"), DOES HEREBY CERTIFY THAT:

Pursuant to authority conferred upon the Corporation's Board of Directors (the "Board") by Article FIFTH of the Articles of Incorporation of the Corporation, as amended (the "Articles of Incorporation") and pursuant to the provisions of 15 Pa.C.S. §1522(b) of the Business Corporation Law of 1988, as amended, the Board adopted and approved the following resolution providing for the designations, preferences and other rights, and the qualifications, limitations and restrictions of the 7% Series E Noncumulative Convertible Preferred Stock.

WHEREAS, the Articles of Incorporation provide for two classes of shares known as common stock, $1.00 par value per share (the "Common Stock"), and preferred stock, $1.00 par value per share (the "Preferred Stock"); and

WHEREAS, the Board is authorized by the Articles of Incorporation to provide for the issuance of the shares of Preferred Stock in series, and by filing supplementary sections to the Corporation's Articles of Incorporation pursuant to the applicable law of the Commonwealth of Pennsylvania, to establish from time to time the number of shares to be included in such Series E Preferred Stock (defined below) and to fix the designations, preferences and rights of the shares of each such Series E Preferred Stock and the qualifications, limitations and restrictions thereof.

NOW, THEREFORE, BE IT RESOLVED, that the Board deems it advisable to, and hereby does, designate a 7% Series E Noncumulative Convertible Preferred Stock and fixes and determines the preferences, rights, qualifications, limitations and restrictions relating to the 7% Series E Noncumulative Convertible Preferred Stock as follows:

1. ***Designation.*** The shares of such series of Preferred Stock shall be designated "7% Series E Noncumulative Convertible Preferred Stock" (referred to herein as the "Series E Stock").

2. ***Authorized Number.*** The number of shares constituting the Series E Stock shall be 50,000.

3. ***Ranking.*** The Series E Stock shall rank, as to dividends and upon liquidation, winding-up or dissolution, rank:

(i) senior to Common Stock and each other class of capital stock or series of preferred stock established after the original issue date of the Series E Stock (the "Issue Date") by the Board of Directors, the terms of which do not expressly provide that such class or series ranks senior to or on parity

with the Series E Stock as to dividend rights or rights upon liquidation, winding-up or dissolution (collectively referred to as "Junior Securities");

(ii) on parity with the Corporation's Series A, Series B, Series C and Series D Preferred Stock (the "Series A-D Preferred Stock") and any class of capital stock or series of preferred stock established after the Issue Date by the Board of Directors, the terms of which expressly provide that such class or series will rank on parity with the Series E Stock as to dividend rights or rights upon liquidation, winding-up or dissolution (collectively referred to as "Parity Securities"); and

(iii) junior to each class of capital stock or series of preferred stock established after the Issue Date by the Board of Directors and approved by a majority of the holders of the Series E Stock and the Corporation's Parity Securities, voting as a single class, the terms of which expressly provide that such class or series will rank senior to the Series E Stock as to dividend rights or rights upon liquidation, winding-up or dissolution (collectively referred to as "Senior Securities").

4. ***Dividends.***

(i) Dividends will be payable quarterly if declared by the Board of Directors out of legally available funds, on a noncumulative basis, at an annual rate equal to 7.0% on the $100.00 per share purchase price. Subject to the foregoing, dividends will be payable on the last day of February, May, August and November of each year (each, a "Dividend Payment Date") commencing on the first quarter following the Issue Date. Each dividend shall be payable to holders of record as they appear on the Corporation's stock register at the close of business on the first day of the month, whether or not a Business Day ("Business Day" means any day other than a Saturday, Sunday or other day on which banking institutions in the Commonwealth of Pennsylvania are authorized or required by law to close), in which the relevant Dividend Payment Date occurs (each, a "Record Date"). Each period from and including a Dividend Payment Date (or the date of the issuance of the Series E Stock) to, but excluding the following Dividend Payment Date, is herein referred to as a "Dividend Period." Dividends payable on the Series E Stock for each full Dividend Period will be computed by dividing the per annum dividend rate by four, and multiplying the result by the stated value per share of $100, the product of which will be rounded to the fifth digit after the decimal point (if the sixth digit to the right of the decimal point is five or greater, the fifth digit will be rounded up by one). Dividends for any period greater or less than a full Dividend Period will be computed on the basis of a 360-day year consisting of twelve 30-day months. If a scheduled Dividend Payment Date falls on a day that is not a Business Day, the dividend will be paid on the next Business Day as if it were paid on the scheduled

Dividend Payment Date, and no interest or other amount will accrue on the dividend so payable for the period from and after that Dividend Payment Date to the date the dividend is paid.

(ii) Dividends on the Series E Stock are noncumulative. If for any reason the Board of Directors does not authorize and declare a dividend on the Series E Stock for a Dividend Period, or if the Board of Directors authorizes and declares less than a full dividend, holders will have no right to receive, and the Corporation will have no obligation to pay, any dividend or full dividend for that period, whether or not the Board of Directors authorizes and declares dividends on the Series E Stock for any subsequent Dividend Period.

(iii) So long as any share of Series E Stock remains outstanding, (1) no cash dividend shall be declared and paid or set aside for payment and no distribution shall be declared and made or set aside for payment on any Junior Securities (other than a dividend payable solely in shares of Junior Securities), and (2) no shares of Junior Securities shall be repurchased, redeemed, or otherwise acquired for consideration by the Corporation, directly or indirectly (other than as (a) a result of a reclassification of Junior Securities for or into other Junior Securities, or the exchange or conversion of one share of Junior Securities for or into another share of Junior Securities, (b) repurchases in support of the Corporation's employee benefit and compensation programs, and (c) through the use of the proceeds of a substantially contemporaneous sale of other shares of Junior Securities), unless, in each case, the full dividends for the most recent Dividend Payment Date on all outstanding shares of the Series E Stock and Parity Securities have been paid or declared and a sum sufficient for the payment thereof has been set aside.

Subject to the succeeding sentence, for so long as any share of Series E Stock remains outstanding, the Corporation shall not declare, pay, or set aside for payment dividends on any Parity Securities for any period unless it has paid in full, or declared and set aside payment in full, in respect of all dividends for the then-current Dividend Period for all outstanding shares of Series E Stock. To the extent that the Corporation declares dividends on the Series E Stock and on any Parity Securities, but does not make full payment of such declared dividends, the Corporation shall allocate the dividend payments on a pro rata basis among the holders and the holders of any such Parity Securities then outstanding. For purposes of calculating the pro rata allocation of partial dividend payments, the Corporation will allocate those payments so that the respective amounts of those payments bear the same ratio to each other as all accrued and unpaid dividends per share on the Series E Stock and all Parity Securities bear to each other.

5. ***Liquidation.***

(i) In the event that the Corporation voluntarily or involuntarily liquidates, dissolves or winds up, the holders at the time shall be entitled to receive

liquidating distributions in the amount of one hundred dollars ($100.00) per share of Series E Stock, plus an amount equal to any declared but unpaid dividends thereon to and including the date of such liquidation, out of assets legally available for distribution to the Corporation's stockholders, before any distribution of assets is made to the holders of Common Stock or any other Junior Securities. After payment of the full amount of such liquidating distributions, the holders will not be entitled to any further participation in any distribution of assets by the Corporation, and will have no right or claim to any of the Corporation's remaining assets.

(ii) In the event that the Corporation's assets available for distribution to stockholders upon any liquidation, dissolution or winding-up of the Corporation's affairs, whether voluntary or involuntary, are insufficient to pay in full the amounts payable with respect to all outstanding shares of the Series E Stock and the corresponding amounts payable on any Parity Securities, the holders of the Series E Stock and the holders of such other Parity Securities will share ratably in any distribution of the Corporation's assets in proportion to the full respective liquidating distributions to which they would otherwise be respectively entitled.

(iii) For the purposes of this Section 5, the consolidation or merger of the Corporation with or into any other entity, the consolidation or merger of any other entity with or into the Corporation, or the sale of all or substantially all of the Corporation's property or business, shall not be deemed to constitute its liquidation, dissolution, or winding-up.

6. *Conversion Procedures.*

(i) Effective immediately prior to the close of business on any applicable Conversion Date (as defined below), dividends shall no longer be authorized and declared on any converted shares of Series E Stock and such shares of Series E Stock shall cease to be outstanding, in each case, subject to the right of holders to receive any declared and unpaid dividends on such shares and any other payments to which they are otherwise entitled pursuant to these Articles of Incorporation.

(ii) No allowance or adjustment, except pursuant to Section 8, shall be made in respect of dividends declared and payable to holders of record of Common Stock as of any date prior to the close of business on any applicable Conversion Date. Prior to the close of business on any applicable Conversion Date, shares of Common Stock issuable upon conversion of any shares of Series E Stock shall not be deemed outstanding for any purpose, and holders shall have no rights with respect to the Common Stock issuable upon conversion (including voting rights, rights to respond to tender offers for the Common Stock and rights to

receive any dividends or other distributions on the Common Stock) by virtue of holding shares of Series E Stock.

(iii) Shares of Series E Stock duly converted in accordance with these Articles of Incorporation will resume the status of authorized and unissued serial preferred stock, undesignated as to series and available for future issuance. The Corporation may from time-to-time take such appropriate action as may be necessary to reduce the authorized number of shares of Series E Stock, but not below the number of shares of Series E Stock then outstanding.

(iv) The person or persons entitled to receive the Common Stock and/or cash upon conversion of Series E Stock shall be treated for all purposes as the record holder(s) of such shares of Common Stock as of the close of business on any applicable Conversion Date.

(v) Conversion into shares of Common Stock will occur on any applicable Conversion Date as follows:

(a) On the date of any conversion at the option of a holder pursuant to Section 7, a holder must do each of the following in order to convert: (i) complete and manually sign the conversion notice provided by the transfer agent acting it its capacity as conversion agent for the Series E Stock, and its successors and assigns (the "Conversion Agent"), or a facsimile of the conversion notice, and deliver this irrevocable notice to the Conversion Agent; (ii) surrender the shares of Series E Stock to the Conversion Agent; (iii) if required, furnish appropriate endorsements and transfer documents; and (iv) if required, pay all transfer or similar taxes. The date on which a holder complies with the procedures in this subclause (a) is the "Conversion Date." The Conversion Agent shall, on a holder's behalf, convert the Series E Stock into shares of Common Stock, in accordance with the terms of the notice delivered by such holder described in this subclause (a).

7. *Optional Conversion Right.*

(i) Each holder shall have the right, at any time and at such holder's option, to convert all or any portion of such holder's Series E Stock into shares of Common Stock at the Conversion Rate (as defined below) in effect on the Conversion Date plus cash in lieu of fractional shares. "Conversion Rate" means for each share of Series E Stock, 19.7 shares of Common Stock, subject to adjustment as set forth herein. "Conversion Price" at any time means, for each share of Series E Stock, a dollar amount equal to $100.00 divided by the Conversion Rate (the initial Conversion Price is $5.07), subject to adjustment as set forth in Section 8. Any adjustment to the Conversion Price shall result in a change in the Conversion Rate.

(ii) If the Conversion Date is on or prior to the Record Date for any declared dividend for the Dividend Period in which a holder elects to convert, the holder shall not receive any declared dividends for that Dividend Period. If the Conversion Date is after the Record Date for any declared dividend and prior to the corresponding Dividend Payment Date, the holder will receive that dividend on the relevant Dividend Payment Date if the holder was the holder of record on the Record Date for that dividend.

8. *Adjustments to Conversion Price.*

(i) In the event the outstanding shares of Common Stock shall be subdivided (by stock split, by payment of a stock dividend or otherwise) into a greater number of shares of Common Stock, the Conversion Price in effect immediately prior to such subdivision shall, concurrently with the effectiveness of such subdivision, be proportionately decreased. In the event the outstanding shares of Common Stock shall be combined (by reclassification or otherwise) into a lesser number of shares of Common Stock, the Conversion Price in effect immediately prior to such combination shall, concurrently with the effectiveness of such combination, be proportionately increased.

(ii) In the event the outstanding shares of Series E Stock shall be subdivided (by stock split, by payment of a stock dividend or otherwise) into a greater number of shares of Series E Stock, the applicable dividend rate, original issue price and liquidation preference of the Series E Stock in effect immediately prior to such subdivision shall, concurrently with the effectiveness of such subdivision, be proportionately decreased. In the event the outstanding shares of Series E Stock shall be combined (by reclassification or otherwise) into a lesser number of shares of Series E Stock, the applicable dividend rate, original issue price and liquidation preference of the Series E Stock in effect immediately prior to such combination shall, concurrently with the effectiveness of such combination, be proportionately increased.

(iii) Subject to Section 5 above, if the Common Stock issuable upon conversion of Series E Stock shall be changed into the same or a different number of shares of any other class or classes of capital stock, whether by capital reorganization, reclassification or otherwise (other than a subdivision or combination of shares provided for above), then, in any such event, in lieu of the number of shares of Common Stock which the holders would otherwise have been entitled to receive, each holder of Series E Stock shall have the right thereafter to convert such shares of Series E Stock into a number of shares of such other class or classes of capital stock which a holder of the number of shares of Common Stock deliverable upon conversion of Series E Stock immediately before that change would have been entitled to receive in such reorganization or

reclassification, all subject to further adjustment as provided herein with respect to such other shares.

(iv) Upon the occurrence of each adjustment or readjustment of the Conversion Price pursuant to this Section 8, the Corporation at its expense shall promptly compute such adjustment or readjustment in accordance with the terms hereof and furnish to each holder of Series E Stock a certificate setting forth such adjustment or readjustment and showing in detail the facts upon which such adjustment or readjustment is based. The Corporation shall, upon the written request at any time of any holder of Series E Stock, furnish or cause to be furnished to such holder a like certificate setting forth (A) such adjustments and readjustments, (B) the Conversion Price at the time in effect, and (C) the number of shares of Common Stock and the amount, if any, of other property which at the time would be received upon the conversion of Series E Stock.

9. ***Redemption.***

(i) The shares of Series E Stock shall be redeemable at the Corporation's option and, with the prior approval of the Federal Reserve, if required, in whole or in part, at any time or from time to time, out of funds legally available for payment, on or after the third anniversary of the Issue Date at the cash redemption price of one hundred dollars ($100.00) per share of Series E Stock, plus declared and unpaid dividends, if any, from any and all Dividend Payment Dates preceding the date fixed for redemption. In addition, prior to December 11, 2019, unless the Corporation has redeemed all of the Series A-Series D Preferred Stock or the U.S. Treasury has transferred all of the Series A-Series D Preferred Stock to third parties, the consent of the U.S. Treasury will be required for the Corporation to redeem the Series E Stock.

(ii) If fewer than all of the outstanding shares of Series E Stock are to be redeemed, the Corporation will select those to be redeemed pro rata, or by lot, or in any other manner as the Board of Directors may determine.

(iii) On and after the date fixed for redemption, provided that the redemption price has been paid or provided for, dividends will no longer be declared on the Series E Stock called for redemption. These shares will no longer be deemed to be outstanding, and the holders of these shares will have no rights as stockholders, except the right to receive the amount payable on redemption, without interest, upon surrender of the shares of Series E Stock to be redeemed.

(iv) Should any shares of Series E Stock be redeemed, notice of redemption will be given by first-class mail, postage prepaid, mailed not less than thirty (30) days nor more than sixty (60) days before the redemption date,

to the holders of record of the shares of Series E Stock to be redeemed as their addresses appear on the Corporation's stock register.

10. *Consolidation, Merger and Sale of Assets.* In the event of any reclassification of the Corporation's outstanding shares of Common Stock (other than a change in par value), or in the event of any consolidation, merger or share exchange of the Corporation with or into another entity or any merger, consolidation or share exchange of another entity with or into the Corporation, other than a consolidation, merger or share exchange in which the Corporation is the resulting or surviving entity and which does not result in any reclassification of the outstanding Common Stock (other than a change in par value), or in the event of any sale, lease or other disposition to another entity of all or substantially all of the assets of the Corporation (computed on a consolidated business), other than to one or more of the Corporation's subsidiaries (any of the foregoing considered a "Business Combination") each share of the Series E Stock then outstanding shall be convertible, at the option of the holder, into the kind and amount of securities (of the Corporation or another issuer), cash and other property receivable upon such reclassification or Business Combination by a holder of the number of shares of Common Stock into which such shares of the Series E Stock could have been converted immediately prior to such reclassification or Business Combination, after giving effect to any adjustment event. These provisions apply to successive reclassifications or Business Combinations. The right of a holder to convert the holder's shares of Series E Stock into Common Stock prior to the effective date of a reclassification or Business Combination shall not be affected by this Section 10. If this Section 10 applies to any event or occurrence, none of the provisions of Section 8 shall apply. Holders of Series E Stock shall have no right to vote with respect to such reclassification or Business Combination, including pursuant to Section 11 hereof, except as specifically required by Pennsylvania law.

11. *Voting Rights.* The Holders have no voting rights except as required by Pennsylvania law and as set forth in these Articles of Incorporation.

12. *Fractional Shares.*

(i) No fractional shares of Common Stock shall be issued to holders of the Series E Stock upon conversion. In lieu of any fractional shares of Common Stock otherwise issuable in respect of the aggregate number of shares of the Series E Stock of any holder that are converted, the holder shall be entitled to receive an amount in cash (computed to the nearest cent) equal to the same fraction of the closing pricing of Common Stock on such date as reported by a national listing exchange or over-the-counter listing service, if the Common Stock is so listed or quoted at such time. In the absence of such listing, the book value of the Common Stock will be substituted for market value in determining such cash payment.

(ii) If more than one share of the Series E Stock is surrendered for conversion at one time by or for the same holder, the number of full shares of Common Stock issuable upon conversion thereof shall be computed on the basis of the aggregate number of shares of Series E Stock so surrendered.

13. ***No Sinking Fund.*** The Series E Stock shall not be subject to any mandatory redemption, sinking fund or other similar provisions. Holders will have no right to require redemption or repurchase of any shares of Series E Stock.

14. ***Reservation of Stock.***

(i) The Corporation shall at all times reserve and keep available out of the authorized and unissued shares of Common Stock, solely for issuance upon the conversion of the Series E Stock as provided in these Articles of Incorporation, that number of shares of Common Stock as shall from time to time be issuable upon the conversion of all the Series E Stock then outstanding, at the Conversion Rate then in effect.

(ii) All shares of Common Stock delivered upon conversion of the Series E Stock shall be duly authorized, validly issued, fully paid and non-assessable.

(iii) Any shares of the Series E Stock converted into shares of Common Stock or otherwise reacquired by the Corporation shall resume the status of authorized and unissued preferred shares, undesignated as to series, and shall be available for subsequent issuance.

15. ***Transfer Agent, Registrar, and Conversion Agent.*** The duly appointed Transfer Agent, Registrar, paying agent and Conversion Agent for the Series E Stock shall initially be Registrar and Transfer Company. The Corporation may, in its sole discretion, remove the Transfer Agent; provided that the Corporation shall appoint a successor transfer agent who shall accept such appointment prior to the effectiveness of such removal.

16. ***Notices.*** All notices referred to herein shall be in writing, and, unless otherwise specified herein, all notices hereunder shall be deemed to have been given upon the earlier of receipt thereof or three Business Days after the mailing thereof if sent by registered or certified mail with postage prepaid, addressed: (i) if to the Corporation, to the principal office of the Corporation or to the Transfer Agent at its principal office in the United States of America, or other agent of the Corporation designated as permitted herein, or (ii) if to any holder of Series E Stock or holder of shares of Common Stock, as the case may be, to such holder at the address of such holder as listed in the stock record books of the Corporation (which may include the records of any Transfer Agent for the Series E Stock or the Common Stock, as the case may be), or (iii) to such other address as the Corporation or any such holder, as the case may be, shall have designated by notice similarly given.

17. ***Other Rights.*** The shares of Series E Stock shall not have any rights, preferences, privileges or voting powers or relative, participating, optional or other special rights, or qualifications, limitations or restrictions thereof, other than as set forth herein, in the Articles of Incorporation, in the Bylaws, or as provided by applicable law.

18. *Replacement Stock Certificates.*

(i) The Corporation will replace any mutilated certificate at the holder's expense upon surrender of that certificate to the Transfer Agent. The Corporation will replace certificates that become destroyed, lost or stolen at the holder's expense upon delivery of and the transfer of satisfactory evidence that the certificate has been destroyed, lost or stolen, together with any indemnity that may be required by the Transfer Agent and the Corporation.

(ii) The Corporation, however, is not required to issue any certificates representing shares of Series E Stock on or after any Conversion Date thereof. In place of the delivery of a replacement certificate following such Conversion Date, the Transfer Agent, upon delivery of the evidence and indemnity described above, will deliver the shares of Common Stock issuable pursuant to the terms of Series E Stock evidenced by the certificate.

IN WITNESS WHEREOF, the undersigned has executed this Statement with Respect to Shares as of this 22nd day of December, 2010.

THE VICTORY BANCORP, INC.

By: 
Name: Joseph W. Major
Title: Chairman and Chief Executive Officer

C

Entity #: 3877495
Date Filed: 09/21/2011
Carol Aichele
Secretary of the Commonwealth

PENNSYLVANIA DEPARTMENT OF STATE
CORPORATION BUREAU

Statement with Respect to Shares
Domestic Business Corporation
(15 Pa.C.S. § 1522)

Name	CT - COUNTER
Address	
City / State / Zip Code	8251049 SOPA 1

Document will be returned to the name and address you enter to the left.

Commonwealth of Pennsylvania
STATEMENT WITH RESPECT TO SHARES 23 Page(s)



T1126460101

Fee: $70

In compliance with the requirements of 15 Pa.C.S. § 1522(b) (relating to statement with respect to shares), the undersigned corporation, desiring to state the designation and voting rights, preferences, limitations, and special rights, if any, of a class or series of its shares, hereby states that:

1. The name of the corporation is:
The Victory Bancorp, Inc.

2. *Check and complete one of the following:*

☐ The resolution amending the Articles under 15 Pa.C.S. § 1522(b) (relating to divisions and determinations by the board), set forth in full, is as follows:

☑ The resolution amending the Articles under 15 Pa.C.S. § 1522(b) is set forth in full in Exhibit A attached hereto and made a part hereof.

3. The aggregate number of shares of such class or series established and designated by (a) such resolution, (b) all prior statements, if any, filed under 15 Pa.C.S. § 1522 or corresponding provisions of prior law with respect thereto, and (c) any other provision of the Articles is 3,431 shares.

2011 SEP 21 PM 12: 30
PA DEPT OF STATE

DSCB:15-1522-2

4. The resolution was adopted by the Board of Directors or an authorized committee thereon on:
September 19, 2011

5. *Check, and if appropriate complete, one of the following:*

☑ The resolution shall be effective upon the filing of this statement with respect to shares in the Department of State.

☐ The resolution shall be effective on: __________ at __________.
Date Hour

IN TESTIMONY WHEREOF, the undersigned corporation has caused this statement to be signed by a duly authorized officer thereof this

19th day of September, 2011

The Victory Bancorp, Inc.
Name of Corporation

[signature]
Signature

Chairman and Chief Executive Officer
Title

Exhibit A

STATEMENT WITH RESPECT TO SHARES
OF
SENIOR NON-CUMULATIVE PERPETUAL PREFERRED STOCK, SERIES F
OF
THE VICTORY BANCORP, INC.

WHEREAS, by the Articles of Incorporation (the "Articles") of The Victory Bancorp, Inc., a corporation organized and existing under the laws of the Commonwealth of Pennsylvania (the "Issuer"), 2,000,000 shares of serial preferred stock, with $1.00 par value per share (the "Preferred Stock"), are authorized; and

WHEREAS, in and by Article Fifth of the Articles, the Board of Directors of the Issuer, pursuant to Section 1522 of the Pennsylvania Business Corporation Law of 1988, as amended, is expressly authorized, by resolution or resolutions from time to time adopted, to provide for the issuance of Preferred Stock in series and to fix and state the powers, designations, preferences, and relative, participating, optional or other special rights of the shares of such series, and the qualifications, limitations or restrictions thereof; and

WHEREAS, the Board of Directors or an applicable committee of the Board of Directors, in accordance with the Articles of Incorporation and Bylaws of the Issuer and applicable law, adopted the following resolution on September 19, 2011 creating a series of 3,431 shares of Preferred Stock of the Issuer designated as "Senior Non-Cumulative Perpetual Preferred Stock, Series F."

RESOLVED, that pursuant to the provisions of the Articles of Incorporation and the Bylaws of the Issuer and applicable law, the Board of Directors deems it advisable to, and hereby does, designate a series of Preferred Stock, par value $1.00 per share of the Issuer, and that the designation and number of shares of such series, and the voting and other powers, preferences and relative, participating, optional or other rights, and the qualifications, limitations and restrictions thereof, of the shares of such series, are as follows:

Part 1. Designation and Number of Shares. There is hereby created out of the authorized and unissued shares of preferred stock of the Issuer a series of preferred stock designated as the "Senior Non-Cumulative Perpetual Preferred Stock, Series F" (the "Designated Preferred Stock"). The authorized number of shares of Designated Preferred Stock shall be 3,431.

Part 2. Standard Provisions. The Standard Provisions contained in Schedule A attached hereto are incorporated herein by reference in their entirety and shall be deemed to be a part of this Statement with Respect to Shares to the same extent as if such provisions had been set forth in full herein.

Part 3. Definitions. The following terms are used in this Statement with Respect to Shares (including the Standard Provisions in Schedule A hereto) as defined below:

(a) "Common Stock" means the common stock, par value $1.00 per share, of the Issuer.

(b) "Definitive Agreement" means that certain Securities Purchase Agreement by and between Issuer and Treasury, dated as of the Signing Date.

(c) "Junior Stock" means the Common Stock and any other class or series of stock of the Issuer the terms of which expressly provide that it ranks junior to Designated Preferred Stock as to dividend and redemption rights and/or as to rights on liquidation, dissolution or winding up of the Issuer.

(d) "Liquidation Amount" means $1,000 per share of Designated Preferred Stock.

(e) "Minimum Amount" means (i) the amount equal to twenty-five percent (25%) of the aggregate Liquidation Amount of Designated Preferred Stock issued on the Original Issue Date or (ii) all of the outstanding Designated Preferred Stock, if the aggregate liquidation preference of the outstanding Designated Preferred Stock is less than the amount set forth in the preceding clause (i).

(f) "Parity Stock" means any class or series of stock of the Issuer (other than Designated Preferred Stock) the terms of which do not expressly provide that such class or series will rank senior or junior to Designated Preferred Stock as to dividend rights and/or as to rights on liquidation, dissolution or winding up of the Issuer (in each case without regard to whether dividends accrue cumulatively or non-cumulatively). Without limiting the foregoing, Parity Stock shall include the Issuer's Fixed Rate Cumulative Perpetual Preferred Stock, Series A, Fixed Rate Cumulative Perpetual Preferred Stock, Series B, Fixed Rate Cumulative Perpetual Preferred Stock, Series C, Fixed Rate Cumulative Perpetual Preferred Stock, Series D and 7% Series E Noncumulative Convertible Preferred Stock.

(g) "Signing Date" means September 22, 2011.

(h) "Treasury" means the United States Department of the Treasury and any successor in interest thereto.

Part 4. Certain Voting Matters. Holders of shares of Designated Preferred Stock will be entitled to one vote for each such share on any matter on which holders of Designated Preferred Stock are entitled to vote, including any action by written consent.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, The Victory Bancorp, Inc. has caused this Statement with Respect to Shares to be signed by Joseph W. Major, its Chairman and Chief Executive Officer, this 19th day of September 2011.

THE VICTORY BANCORP, INC.



By: ______________________
Name: Joseph W. Major
Title: Chairman and Chief Executive Officer

ATTEST:



____
Name: Robert H. Schultz
Title: Corporate Secretary

UST No. 874

US2000 3842196.2

Schedule A

STANDARD PROVISIONS

Section 1. General Matters. Each share of Designated Preferred Stock shall be identical in all respects to every other share of Designated Preferred Stock. The Designated Preferred Stock shall be perpetual, subject to the provisions of Section 5 of these Standard Provisions that form a part of the Certificate of Designation. The Designated Preferred Stock shall rank equally with Parity Stock and shall rank senior to Junior Stock with respect to the payment of dividends and the distribution of assets in the event of any dissolution, liquidation or winding up of the Issuer, as set forth below.

Section 2. Standard Definitions. As used herein with respect to Designated Preferred Stock:

(a) "Acquiror," in any Holding Company Transaction, means the surviving or resulting entity or its ultimate parent in the case of a merger or consolidation or the transferee in the case of a sale, lease or other transfer in one transaction or a series of related transactions of all or substantially all of the consolidated assets of the Issuer and its subsidiaries, taken as a whole.

(b) "Affiliate" means, with respect to any person, any person directly or indirectly controlling, controlled by or under common control with, such other person. For purposes of this definition, "control" (including, with correlative meanings, the terms "controlled by" and "under common control with") when used with respect to any person, means the possession, directly or indirectly through one or more intermediaries, of the power to cause the direction of management and/or policies of such person, whether through the ownership of voting securities by contract or otherwise.

(c) "Applicable Dividend Rate" has the meaning set forth in Section 3(a).

(d) "Appropriate Federal Banking Agency" means the "appropriate Federal banking agency" with respect to the Issuer as defined in Section 3(q) of the Federal Deposit Insurance Act (12 U.S.C. Section 1813(q)), or any successor provision.

(e) "Bank Holding Company" means a company registered as such with the Board of Governors of the Federal Reserve System pursuant to 12 U.S.C. §1842 and the regulations of the Board of Governors of the Federal Reserve System thereunder.

(f) "Baseline" means the "Initial Small Business Lending Baseline" set forth on the Initial Supplemental Report (as defined in the Definitive Agreement), subject to adjustment pursuant to Section 3(a).

(g) "Business Combination" means a merger, consolidation, statutory share exchange or similar transaction that requires the approval of the Issuer's stockholders.

(h) "Business Day" means any day except Saturday, Sunday and any day on which banking institutions in the State of New York or the District of Columbia generally are authorized or required by law or other governmental actions to close.

(i) "Bylaws" means the bylaws of the Issuer, as they may be amended from time to time.

(j) "Call Report" has the meaning set forth in the Definitive Agreement.

(k) "Certificate of Designation" means the Certificate of Designation or comparable instrument relating to the Designated Preferred Stock, of which these Standard Provisions form a part, as it may be amended from time to time.

(l) "Charge-Offs" means the net amount of loans charged off by the Issuer or, if the Issuer is a Bank Holding Company or a Savings and Loan Holding Company, by the IDI Subsidiary(ies) during quarters that begin on or after the Signing Date, determined as follows:

(i) if the Issuer or the applicable IDI Subsidiary is a bank, by subtracting (A) the aggregate dollar amount of recoveries reflected on line RIAD4605 of its Call Reports for such quarters from (B) the aggregate dollar amount of charge-offs reflected on line RIAD4635 of its Call Reports for such quarters (without duplication as a result of such dollar amounts being reported on a year-to-date basis); or

(ii) if the Issuer or the applicable IDI Subsidiary is a thrift, by subtracting (A) the sum of the aggregate dollar amount of recoveries reflected on line VA140 of its Call Reports for such quarters and the aggregate dollar amount of adjustments reflected on line VA150 of its Call Reports for such quarters from (B) the aggregate dollar amount of charge-offs reflected on line VA160 of its Call Reports for such quarters.

(m) "Charter" means the Issuer's certificate or articles of incorporation, articles of association, or similar organizational document.

(n) "CPP Lending Incentive Fee" has the meaning set forth in Section 3(e).

(o) "Current Period" has the meaning set forth in Section 3(a)(i)(2).

(p) "Dividend Payment Date" means January 1, April 1, July 1, and October 1 of each year.

(q) "Dividend Period" means the period from and including any Dividend Payment Date to, but excluding, the next Dividend Payment Date; *provided, however*, the initial Dividend Period shall be the period from and including the Original Issue Date to, but excluding, the next Dividend Payment Date (the "Initial Dividend Period").

(r) "Dividend Record Date" has the meaning set forth in Section 3(b).

(s) "Dividend Reference Period" has the meaning set forth in Section 3(a)(i)(2).

(t) "GAAP" means generally accepted accounting principles in the United States.

(u) "Holding Company Preferred Stock" has the meaning set forth in Section 7(c)(v).

(v) "Holding Company Transaction" means the occurrence of (a) any transaction (including, without limitation, any acquisition, merger or consolidation) the result of which is that a "person" or "group" within the meaning of Section 13(d) of the Securities Exchange Act of 1934, as amended, (i) becomes the direct or indirect ultimate "beneficial owner," as defined in Rule 13d-3 under that Act, of common equity of the Issuer representing more than 50% of the voting power of the outstanding Common Stock or (ii) is otherwise required to consolidate the Issuer for purposes of generally accepted accounting principles in the United States, or (b) any consolidation or merger of the Issuer or similar transaction or any sale, lease or other transfer in one transaction or a series of related transactions of all or substantially all of the consolidated assets of the Issuer and its subsidiaries, taken as a whole, to any Person other than one of the Issuer's subsidiaries; *provided* that, in the case of either clause (a) or (b), the Issuer or the Acquiror is or becomes a Bank Holding Company or Savings and Loan Holding Company.

(w) "IDI Subsidiary" means any Issuer Subsidiary that is an insured depository institution.

(x) "Increase in QSBL" means:

(i) with respect to the first (1st) Dividend Period, the difference obtained by subtracting (A) the Baseline from (B) QSBL set forth in the Initial Supplemental Report (as defined in the Definitive Agreement); and

(ii) with respect to each subsequent Dividend Period, the difference obtained by subtracting (A) the Baseline from (B) QSBL for the Dividend Reference Period for the Current Period.

(y) "Initial Dividend Period" has the meaning set forth in the definition of "Dividend Period".

(z) "Issuer Subsidiary" means any subsidiary of the Issuer.

(aa) "Liquidation Preference" has the meaning set forth in Section 4(a).

(bb) "Non-Qualifying Portion Percentage" means, with respect to any particular Dividend Period, the percentage obtained by subtracting the Qualifying Portion Percentage from one (1).

(cc) "Original Issue Date" means the date on which shares of Designated Preferred Stock are first issued.

(dd) "Percentage Change in QSBL" has the meaning set forth in Section 3(a)(ii).

(ee) "Person" means a legal person, including any individual, corporation, estate, partnership, joint venture, association, joint-stock company, limited liability company or trust.

(ff) "Preferred Director" has the meaning set forth in Section 7(c).

(gg) "Preferred Stock" means any and all series of preferred stock of the Issuer, including the Designated Preferred Stock.

(hh) "Previously Acquired Preferred Shares" has the meaning set forth in the Definitive Agreement.

(ii) "Private Capital" means, if the Issuer is Matching Private Investment Supported (as defined in the Definitive Agreement), the equity capital received by the Issuer or the applicable Affiliate of the Issuer from one or more non-governmental investors in accordance with Section 1.3(m) of the Definitive Agreement.

(jj) "Publicly-traded" means a company that (i) has a class of securities that is traded on a national securities exchange and (ii) is required to file periodic reports with either the Securities and Exchange Commission or its primary federal bank regulator.

(kk) "Qualified Small Business Lending" or "QSBL" means, with respect to any particular Dividend Period, the "Quarter-End Adjusted Qualified Small Business Lending" for such Dividend Period set forth in the applicable Supplemental Report.

(ll) "Qualifying Portion Percentage" means, with respect to any particular Dividend Period, the percentage obtained by dividing (i) the Increase in QSBL for such Dividend Period by (ii) the aggregate Liquidation Amount of then-outstanding Designated Preferred Stock.

(mm) "Savings and Loan Holding Company" means a company registered as such with the Office of Thrift Supervision pursuant to 12 U.S.C. §1467a(b) and the regulations of the Office of Thrift Supervision promulgated thereunder.

(nn) "Share Dilution Amount" means the increase in the number of diluted shares outstanding (determined in accordance with GAAP applied on a consistent basis, and as measured from the date of the Issuer's most recent consolidated financial statements prior to the Signing Date) resulting from the grant, vesting or exercise of equity-based compensation to employees and equitably adjusted for any stock split, stock dividend, reverse stock split, reclassification or similar transaction.

(oo) "Signing Date Tier 1 Capital Amount" means $7,310,364.

(pp) "Standard Provisions" mean these Standard Provisions that form a part of the Certificate of Designation relating to the Designated Preferred Stock.

(qq) "Supplemental Report" means a Supplemental Report delivered by the Issuer to Treasury pursuant to the Definitive Agreement.

(rr) "Tier 1 Dividend Threshold" means, as of any particular date, the result of the following formula:

$$((A+B-C)*0.9)-D$$

where:

A = Signing Date Tier 1 Capital Amount;

B = the aggregate Liquidation Amount of the Designated Preferred Stock issued to Treasury;

C = the aggregate amount of Charge-Offs since the Signing Date; and

D = (i) beginning on the first day of the eleventh (11th) Dividend Period, the amount equal to ten percent (10%) of the aggregate Liquidation Amount of the Designated Preferred Stock issued to Treasury as of the Effective Date (without regard to any redemptions of Designated Preferred Stock that may have occurred thereafter) for every one percent (1%) of positive Percentage Change in Qualified Small Business Lending between the ninth (9th) Dividend Period and the Baseline; and

(ii) zero (0) at all other times.

(ss) "Voting Parity Stock" means, with regard to any matter as to which the holders of Designated Preferred Stock are entitled to vote as specified in Section 7(d) of these Standard Provisions that form a part of the Certificate of Designation, any and all series of Parity Stock upon which like voting rights have been conferred and are exercisable with respect to such matter.

Section 3. Dividends.

(a) Rate.

(i) The "Applicable Dividend Rate" shall be determined as follows:

(1) With respect to the Initial Dividend Period, the Applicable Dividend Rate shall be one percent (1.0000000%).

(2) With respect to each of the second (2nd) through the tenth (10th) Dividend Periods, inclusive (in each case, the "Current Period"), the Applicable Dividend Rate shall be:

(A) (x) the applicable rate set forth in column "A" of the table in Section 3(a)(iii), based on the Percentage Change in QSBL between the Dividend Period that was two Dividend Periods prior to the Current Period (the "Dividend Reference Period") and the Baseline, multiplied by (y) the Qualifying Portion Percentage; plus

(B) (x) five percent (5%) multiplied by (y) the Non-Qualifying Portion Percentage.

In each such case, the Applicable Dividend Rate shall be determined at the time the Issuer delivers a complete and accurate Supplemental Report to Treasury with respect to the Dividend Reference Period.

(3) With respect to the eleventh (11th) through the eighteenth (18th) Dividend Periods, inclusive, and that portion of the nineteenth (19th) Dividend Period prior to, but not including, the four and cne half (4½) year anniversary of the Original Issue Date, the Applicable Dividend Rate shall be:

(A) (x) the applicable rate set forth in column "B" of the table in Section 3(a)(iii), based on the Percentage Change in QSBL between the ninth (9th) Dividend Period and the Baseline, multiplied by (y) the Qualifying Portion Percentage, calculated as of the last day of the ninth (9th) Dividend Period; plus

(B) (x) five percent (5%) multiplied by (y) the Non-Qualifying Portion Percentage, calculated as of the last day of the ninth (9th) Dividend Period.

In such case, the Applicable Dividend Rate shall be determined at the time the Issuer delivers a complete and accurate Supplemental Report to Treasury with respect to the ninth (9th) Dividend Period.

(4) With respect to (A) that portion of the nineteenth (19th) Dividend Period beginning on the four and one half (4½) year anniversary of the Original Issue Date and (B) all Dividend Periods thereafter, the Applicable Dividend Rate shall be nine percent (9%).

(5) Notwithstanding anything herein to the contrary, if the Issuer fails to submit a Supplemental Report that is due during any of the second (2nd) through tenth (10th)

Dividend Periods on or before the sixtieth (60th) day of such Dividend Period, the Issuer's QSBL for the Dividend Period that would have been covered by such Supplemental Report shall be zero (0) for purposes hereof.

(6) Notwithstanding anything herein to the contrary, but subject to Section 3(a)(i)(5) above, if the Issuer fails to submit the Supplemental Report that is due during the tenth (10th) Dividend Period, the Issuer's QSBL for the shall be zero (0) for purposes of calculating the Applicable Dividend Rate pursuant to Section 3(a)(i)(3) and (4). The Applicable Dividend Rate shall be re-determined effective as of the first day of the calendar quarter following the date such failure is remedied, provided it is remedied prior to the four and one half (4½) anniversary of the Original Issue Date.

(7) Notwithstanding anything herein to the contrary, if the Issuer fails to submit any of the certificates required by Sections 3.1(d)(ii) or 3.1(d)(iii) of the Definitive Agreement when and as required thereby, the Issuer's QSBL for the shall be zero (0) for purposes of calculating the Applicable Dividend Rate pursuant to Section 3(a)(i)(2) or (3) above until such failure is remedied.

(ii) The "Percentage Change in Qualified Lending" between any given Dividend Period and the Baseline shall be the result of the following formula, expressed as a percentage:

$$\left(\frac{(\text{QSBL for the Dividend Period} - \text{Baseline})}{\text{Baseline}} \right) \times 100$$

(iii) The following table shall be used for determining the Applicable Dividend Rate:

If the Percentage Change in Qualified Lending is:	*The Applicable Dividend Rate shall be:*	
	Column "A" *(each of the 2nd – 10th Dividend Periods)*	***Column "B"*** *(11th – 18th, and the first part of the 19th, Dividend Periods)*
0% or less	5%	7%
More than 0%, but less than 2.5%	5%	5%
2.5% or more, but less than 5%	4%	4%
5% or more, but less than 7.5%	3%	3%

7.5% or more, but less than 10%	2%	2%
10% or more	1%	1%

(iv) If the Issuer consummates a Business Combination, a purchase of loans or a purchase of participations in loans and the Designated Preferred Stock remains outstanding thereafter, then the Baseline shall thereafter be the "Quarter-End Adjusted Small Business Lending Baseline" set forth on the Quarterly Supplemental Report (as defined in the Definitive Agreement).

(b) Payment. Holders of Designated Preferred Stock shall be entitled to receive, on each share of Designated Preferred Stock if, as and when declared by the Board of Directors or any duly authorized committee of the Board of Directors, but only out of assets legally available therefor, non-cumulative cash dividends with respect to:

(i) each Dividend Period (other than the Initial Dividend Period) at a rate equal to one-fourth (¼) of the Applicable Dividend Rate with respect to each Dividend Period on the Liquidation Amount per share of Designated Preferred Stock, and no more, payable quarterly in arrears on each Dividend Payment Date; and

(ii) the Initial Dividend Period, on the first such Dividend Payment Date to occur at least twenty (20) calendar days after the Original Issue Date, an amount equal to (A) the Applicable Dividend Rate with respect to the Initial Dividend Period multiplied by (B) the number of days from the Original Issue Date to the last day of the Initial Dividend Period (inclusive) divided by 360.

In the event that any Dividend Payment Date would otherwise fall on a day that is not a Business Day, the dividend payment due on that date will be postponed to the next day that is a Business Day and no additional dividends will accrue as a result of that postponement. For avoidance of doubt, "payable quarterly in arrears" means that, with respect to any particular Dividend Period, dividends begin accruing on the first day of such Dividend Period and are payable on the first day of the next Dividend Period.

The amount of dividends payable on Designated Preferred Stock on any date prior to the end of a Dividend Period, and for the initial Dividend Period, shall be computed on the basis of a 360-day year consisting of four 90-day quarters, and actual days elapsed over a 90-day quarter.

Dividends that are payable on Designated Preferred Stock on any Dividend Payment Date will be payable to holders of record of Designated Preferred Stock as they appear on the stock register of the Issuer on the applicable record date, which shall be the 15th calendar day immediately preceding such Dividend Payment Date or such other record date fixed by the Board of Directors or any duly authorized committee of the Board of Directors that is not more than 60 nor less than 10 days prior to such Dividend Payment Date (each, a "Dividend Record Date"). Any such day that is a Dividend Record Date shall be a Dividend Record Date whether or not such day is a Business Day.

Holders of Designated Preferred Stock shall not be entitled to any dividends, whether payable in cash, securities or other property, other than dividends (if any) declared and payable on Designated Preferred Stock as specified in this Section 3 (subject to the other provisions of the Certificate of Designation).

(c) Non-Cumulative. Dividends on shares of Designated Preferred Stock shall be non-cumulative. If the Board of Directors or any duly authorized committee of the Board of Directors does not declare a dividend on the Designated Preferred Stock in respect of any Dividend Period:

(i) the holders of Designated Preferred Stock shall have no right to receive any dividend for such Dividend Period, and the Issuer shall have no obligation to pay a dividend for such Dividend Period, whether or not dividends are declared for any subsequent Dividend Period with respect to the Designated Preferred Stock; and

(ii) the Issuer shall, within five (5) calendar days, deliver to the holders of the Designated Preferred Stock a written notice executed by the Chief Executive Officer and the Chief Financial Officer of the Issuer stating the Board of Directors' rationale for not declaring dividends.

(d) Priority of Dividends; Restrictions on Dividends.

(i) Subject to Sections 3(d)(ii), (iii) and (v) and any restrictions imposed by the Appropriate Federal Banking Agency or, if applicable, the Issuer's state bank supervisor (as defined in Section 3(r) of the Federal Deposit Insurance Act (12 U.S.C. § 1813(q)), so long as any share of Designated Preferred Stock remains outstanding, the Issuer may declare and pay dividends on the Common Stock, any other shares of Junior Stock, or Parity Stock, in each case only if (A) after giving effect to such dividend the Issuer's Tier 1 capital would be at least equal to the Tier 1 Dividend Threshold, and (B) full dividends on all outstanding shares of Designated Preferred Stock for the most recently completed Dividend Period have been or are contemporaneously declared and paid.

(ii) If a dividend is not declared and paid in full on the Designated Preferred Stock in respect of any Dividend Period, then from the last day of such Dividend Period until the last day of the third (3rd) Dividend Period immediately following it, no dividend or distribution shall be declared or paid on the Common Stock or any other shares of Junior Stock (other than dividends payable solely in shares of Common Stock) or Parity Stock; *provided, however*, that in any such Dividend Period in which a dividend is declared and paid on the Designated Preferred Stock, dividends may be paid on Parity Stock to the extent necessary to avoid any material breach of a covenant by which the Issuer is bound.

(iii) When dividends have not been declared and paid in full for an aggregate of four (4) Dividend Periods or more, and during such time the Issuer was not subject to a regulatory determination that prohibits the declaration and payment of dividends, the Issuer shall, within five (5) calendar days of each missed payment, deliver

to the holders of the Designated Preferred Stock a certificate executed by at least a majority of the Board of Directors stating that the Board of Directors used its best efforts to declare and pay such dividends in a manner consistent with (A) safe and sound banking practices and (B) the directors' fiduciary obligations.

(iv) Subject to the foregoing and Section 3(e) below and not otherwise, such dividends (payable in cash, securities or other property) as may be determined by the Board of Directors or any duly authorized committee of the Board of Directors may be declared and paid on any securities, including Common Stock and other Junior Stock, from time to time out of any funds legally available for such payment, and holders of Designated Preferred Stock shall not be entitled to participate in any such dividends.

(v) If the Issuer is not Publicly-Traded, then after the tenth (10th) anniversary of the Signing Date, so long as any share of Designated Preferred Stock remains outstanding, no dividend or distribution shall be declared or paid on the Common Stock or any other shares of Junior Stock (other than dividends payable solely in shares of Common Stock) or Parity Stock.

(e) Special Lending Incentive Fee Related to CPP. If Treasury held Previously Acquired Preferred Shares immediately prior to the Original Issue Date and the Issuer did not apply to Treasury to redeem such Previously Acquired Preferred Shares prior to December 16, 2010, and if the Issuer's Supplemental Report with respect to the ninth (9th) Dividend Period reflects an amount of Qualified Small Business Lending that is less than or equal to the Baseline (or if the Issuer fails to timely file a Supplemental Report with respect to the ninth (9th) Dividend Period), then beginning on April 1, 2014 and on all Dividend Payment Dates thereafter ending on April 1, 2016, the Issuer shall pay to the Holders of Designated Preferred Stock, on each share of Designated Preferred Stock, but only out of assets legally available therefor, a fee equal to 0.5% of the Liquidation Amount per share of Designated Preferred Stock ("CPP Lending Incentive Fee"). All references in Section 3(d) to "dividends" on the Designated Preferred Stock shall be deemed to include the CPP Lending Incentive Fee.

Section 4. Liquidation Rights.

(a) Voluntary or Involuntary Liquidation. In the event of any liquidation, dissolution or winding up of the affairs of the Issuer, whether voluntary or involuntary, holders of Designated Preferred Stock shall be entitled to receive for each share of Designated Preferred Stock, out of the assets of the Issuer or proceeds thereof (whether capital or surplus) available for distribution to stockholders of the Issuer, subject to the rights of any creditors of the Issuer, before any distribution of such assets or proceeds is made to or set aside for the holders of Common Stock and any other stock of the Issuer ranking junior to Designated Preferred Stock as to such distribution, payment in full in an amount equal to the sum of (i) the Liquidation Amount per share and (ii) the amount of any accrued and unpaid dividends on each such share (such amounts collectively, the "Liquidation Preference").

(b) Partial Payment. If in any distribution described in Section 4(a) above the assets of the Issuer or proceeds thereof are not sufficient to pay in full the amounts payable with respect to all outstanding shares of Designated Preferred Stock and the corresponding amounts

payable with respect of any other stock of the Issuer ranking equally with Designated Preferred Stock as to such distribution, holders of Designated Preferred Stock and the holders of such other stock shall share ratably in any such distribution in proportion to the full respective distributions to which they are entitled.

(c) Residual Distributions. If the Liquidation Preference has been paid in full to all holders of Designated Preferred Stock and the corresponding amounts payable with respect of any other stock of the Issuer ranking equally with Designated Preferred Stock as to such distribution has been paid in full, the holders of other stock of the Issuer shall be entitled to receive all remaining assets of the Issuer (or proceeds thereof) according to their respective rights and preferences.

(d) Merger, Consolidation and Sale of Assets Is Not Liquidation. For purposes of this Section 4, the merger or consolidation of the Issuer with any other corporation or other entity, including a merger or consolidation in which the holders of Designated Preferred Stock receive cash, securities or other property for their shares, or the sale, lease or exchange (for cash, securities or other property) of all or substantially all of the assets of the Issuer, shall not constitute a liquidation, dissolution or winding up of the Issuer.

Section 5. Redemption.

(a) Optional Redemption.

(i) Subject to the other provisions of this Section 5:

(1) The Issuer, at its option, subject to the approval of the Appropriate Federal Banking Agency, may redeem, in whole or in part, at any time and from time to time, out of funds legally available therefor, the shares of Designated Preferred Stock at the time outstanding; and

(2) If, after the Signing Date, there is a change in law that modifies the terms of Treasury's investment in the Designated Preferred Stock or the terms of Treasury's Small Business Lending Fund program in a materially adverse respect for the Issuer, the Issuer may, after consultation with the Appropriate Federal Banking Agency, redeem all of the shares of Designated Preferred Stock at the time outstanding.

(ii) The per-share redemption price for shares of Designated Preferred Stock shall be equal to the sum of:

(1) the Liquidation Amount per share,

(2) the per-share amount of any unpaid dividends for the then current Dividend Period at the Applicable Dividend Rate to, but excluding, the date fixed for redemption (regardless

of whether any dividends are actually declared for that Dividend Period; and

(3) the pro rata amount of CPP Lending Incentive Fees for the current Dividend Period.

The redemption price for any shares of Designated Preferred Stock shall be payable on the redemption date to the holder of such shares against surrender of the certificate(s) evidencing such shares to the Issuer or its agent. Any declared but unpaid dividends for the then current Dividend Period payable on a redemption date that occurs subsequent to the Dividend Record Date for a Dividend Period shall not be paid to the holder entitled to receive the redemption price on the redemption date, but rather shall be paid to the holder of record of the redeemed shares on such Dividend Record Date relating to the Dividend Payment Date as provided in Section 3 above.

(b) No Sinking Fund. The Designated Preferred Stock will not be subject to any mandatory redemption, sinking fund or other similar provisions. Holders of Designated Preferred Stock will have no right to require redemption or repurchase of any shares of Designated Preferred Stock.

(c) Notice of Redemption. Notice of every redemption of shares of Designated Preferred Stock shall be given by first class mail, postage prepaid, addressed to the holders of record of the shares to be redeemed at their respective last addresses appearing on the books of the Issuer. Such mailing shall be at least 30 days and not more than 60 days before the date fixed for redemption. Any notice mailed as provided in this Subsection shall be conclusively presumed to have been duly given, whether or not the holder receives such notice, but failure duly to give such notice by mail, or any defect in such notice or in the mailing thereof, to any holder of shares of Designated Preferred Stock designated for redemption shall not affect the validity of the proceedings for the redemption of any other shares of Designated Preferred Stock. Notwithstanding the foregoing, if shares of Designated Preferred Stock are issued in book-entry form through The Depository Trust Company or any other similar facility, notice of redemption may be given to the holders of Designated Preferred Stock at such time and in any manner permitted by such facility. Each notice of redemption given to a holder shall state: (1) the redemption date; (2) the number of shares of Designated Preferred Stock to be redeemed and, if less than all the shares held by such holder are to be redeemed, the number of such shares to be redeemed from such holder; (3) the redemption price; and (4) the place or places where certificates for such shares are to be surrendered for payment of the redemption price.

(d) Partial Redemption. In case of any redemption of part of the shares of Designated Preferred Stock at the time outstanding, the shares to be redeemed shall be selected either *pro rata* or in such other manner as the Board of Directors or a duly authorized committee thereof may determine to be fair and equitable, but in any event the shares to be redeemed shall not be less than the Minimum Amount. Subject to the provisions hereof, the Board of Directors or a duly authorized committee thereof shall have full power and authority to prescribe the terms and conditions upon which shares of Designated Preferred Stock shall be redeemed from time to time, subject to the approval of the Appropriate Federal Banking Agency. If fewer than all the

shares represented by any certificate are redeemed, a new certificate shall be issued representing the unredeemed shares without charge to the holder thereof.

(e) Effectiveness of Redemption. If notice of redemption has been duly given and if on or before the redemption date specified in the notice all funds necessary for the redemption have been deposited by the Issuer, in trust for the *pro rata* benefit of the holders of the shares called for redemption, with a bank or trust company doing business in the Borough of Manhattan, The City of New York, and having a capital and surplus of at least $500 million and selected by the Board of Directors, so as to be and continue to be available solely therefor, then, notwithstanding that any certificate for any share so called for redemption has not been surrendered for cancellation, on and after the redemption date dividends shall cease to accrue on all shares so called for redemption, all shares so called for redemption shall no longer be deemed outstanding and all rights with respect to such shares shall forthwith on such redemption date cease and terminate, except only the right of the holders thereof to receive the amount payable on such redemption from such bank or trust company, without interest. Any funds unclaimed at the end of three years from the redemption date shall, to the extent permitted by law, be released to the Issuer, after which time the holders of the shares so called for redemption shall look only to the Issuer for payment of the redemption price of such shares.

(f) Status of Redeemed Shares. Shares of Designated Preferred Stock that are redeemed, repurchased or otherwise acquired by the Issuer shall revert to authorized but unissued shares of Preferred Stock (*provided* that any such cancelled shares of Designated Preferred Stock may be reissued only as shares of any series of Preferred Stock other than Designated Preferred Stock).

Section 6. Conversion. Holders of Designated Preferred Stock shares shall have no right to exchange or convert such shares into any other securities.

Section 7. Voting Rights.

(a) General. The holders of Designated Preferred Stock shall not have any voting rights except as set forth below or as otherwise from time to time required by law.

(b) Board Observation Rights. Whenever, at any time or times, dividends on the shares of Designated Preferred Stock have not been declared and paid in full within five (5) Business Days after each Dividend Payment Date for an aggregate of five (5) Dividend Periods or more, whether or not consecutive, the Issuer shall invite a representative selected by the holders of a majority of the outstanding shares of Designated Preferred Stock, voting as a single class, to attend all meetings of its Board of Directors in a nonvoting observer capacity and, in this respect, shall give such representative copies of all notices, minutes, consents, and other materials that it provides to its directors in connection with such meetings; *provided*, that the holders of the Designated Preferred Stock shall not be obligated to select such a representative, nor shall such representative, if selected, be obligated to attend any meeting to which he/she is invited. The rights of the holders of the Designated Preferred Stock set forth in this Section 7(b) shall terminate when full dividends have been timely paid on the Designated Preferred Stock for at least four consecutive Dividend Periods, subject to revesting in the event of each and every subsequent default of the character above mentioned.

(c) Preferred Stock Directors. Whenever, at any time or times, (i) dividends on the shares of Designated Preferred Stock have not been declared and paid in full within five (5) Business Days after each Dividend Payment Date for an aggregate of six (6) Dividend Periods or more, whether or not consecutive, and (ii) the aggregate liquidation preference of the then-outstanding shares of Designated Preferred Stock is greater than or equal to $25,000,000, the authorized number of directors of the Issuer shall automatically be increased by two and the holders of the Designated Preferred Stock, voting as a single class, shall have the right, but not the obligation, to elect two directors (hereinafter the "Preferred Directors" and each a "Preferred Director") to fill such newly created directorships at the Issuer's next annual meeting of stockholders (or, if the next annual meeting is not yet scheduled or is scheduled to occur more than thirty days later, the President of the Company shall promptly call a special meeting for that purpose) and at each subsequent annual meeting of stockholders until full dividends have been timely paid on the Designated Preferred Stock for at least four consecutive Dividend Periods, at which time such right shall terminate with respect to the Designated Preferred Stock, except as herein or by law expressly provided, subject to revesting in the event of each and every subsequent default of the character above mentioned; *provided* that it shall be a qualification for election for any Preferred Director that the election of such Preferred Director shall not cause the Issuer to violate any corporate governance requirements of any securities exchange or other trading facility on which securities of the Issuer may then be listed or traded that listed or traded companies must have a majority of independent directors. Upon any termination of the right of the holders of shares of Designated Preferred Stock to vote for directors as provided above, the Preferred Directors shall cease to be qualified as directors, the term of office of all Preferred Directors then in office shall terminate immediately and the authorized number of directors shall be reduced by the number of Preferred Directors elected pursuant hereto. Any Preferred Director may be removed at any time, with or without cause, and any vacancy created thereby may be filled, only by the affirmative vote of the holders a majority of the shares of Designated Preferred Stock at the time outstanding voting separately as a class. If the office of any Preferred Director becomes vacant for any reason other than removal from office as aforesaid, the holders of a majority of the outstanding shares of Designated Preferred Stock, voting as a single class, may choose a successor who shall hold office for the unexpired term in respect of which such vacancy occurred.

(d) Class Voting Rights as to Particular Matters. So long as any shares of Designated Preferred Stock are outstanding, in addition to any other vote or consent of stockholders required by law or by the Charter, the written consent of (x) Treasury if Treasury holds any shares of Designated Preferred Stock, or (y) the holders of a majority of the outstanding shares of Designated Preferred Stock, voting as a single class, if Treasury does not hold any shares of Designated Preferred Stock, shall be necessary for effecting or validating:

(i) Authorization of Senior Stock. Any amendment or alteration of the Certificate of Designation for the Designated Preferred Stock or the Charter to authorize or create or increase the authorized amount of, or any issuance of, any shares of, or any securities convertible into or exchangeable or exercisable for shares of, any class or series of capital stock of the Issuer ranking senior to Designated Preferred Stock with respect to either or both the payment of dividends and/or the distribution of assets on any liquidation, dissolution or winding up of the Issuer;

(ii) Amendment of Designated Preferred Stock. Any amendment, alteration or repeal of any provision of the Certificate of Designation for the Designated Preferred Stock or the Charter (including, unless no vote on such merger or consolidation is required by Section 7(d)(iii) below, any amendment, alteration or repeal by means of a merger, consolidation or otherwise) so as to adversely affect the rights, preferences, privileges or voting powers of the Designated Preferred Stock;

(iii) Share Exchanges, Reclassifications, Mergers and Consolidations. Subject to Section 7(d)(v) below, any consummation of a binding share exchange or reclassification involving the Designated Preferred Stock, or of a merger or consolidation of the Issuer with another corporation or other entity, unless in each case (x) the shares of Designated Preferred Stock remain outstanding or, in the case of any such merger or consolidation with respect to which the Issuer is not the surviving or resulting entity, are converted into or exchanged for preference securities of the surviving or resulting entity or its ultimate parent, and (y) such shares remaining outstanding or such preference securities, as the case may be, have such rights, preferences, privileges and voting powers, and limitations and restrictions thereof that are the same as the rights, preferences, privileges and voting powers, and limitations and restrictions thereof, of Designated Preferred Stock immediately prior to such consummation, taken as a whole; provided, that in all cases, the obligations of the Issuer are assumed (by operation of law or by express written assumption) by the resulting entity or its ultimate parent;

(iv) Certain Asset Sales. Any sale of all, substantially all, or any material portion of, the assets of the Company, if the Designated Preferred Stock will not be redeemed in full contemporaneously with the consummation of such sale; and

(v) Holding Company Transactions. Any consummation of a Holding Company Transaction, unless as a result of the Holding Company Transaction each share of Designated Preferred Stock shall be converted into or exchanged for one share with an equal liquidation preference of preference securities of the Issuer or the Acquiror (the "Holding Company Preferred Stock"). Any such Holding Company Preferred Stock shall entitle holders thereof to dividends from the date of issuance of such Holding Company Preferred Stock on terms that are equivalent to the terms set forth herein, and shall have such other rights, preferences, privileges and voting powers, and limitations and restrictions thereof that are the same as the rights, preferences, privileges and voting powers, and limitations and restrictions thereof, of Designated Preferred Stock immediately prior to such conversion or exchange, taken as a whole;

provided, however, that for all purposes of this Section 7(d), any increase in the amount of the authorized Preferred Stock, including any increase in the authorized amount of Designated Preferred Stock necessary to satisfy preemptive or similar rights granted by the Issuer to other persons prior to the Signing Date, or the creation and issuance, or an increase in the authorized or issued amount, whether pursuant to preemptive or similar rights or otherwise, of any other series of Preferred Stock, or any securities convertible into or exchangeable or exercisable for any other series of Preferred Stock, ranking equally with and/or junior to Designated Preferred Stock with respect to the payment of dividends (whether such dividends are cumulative or non-cumulative) and the distribution of assets upon liquidation, dissolution or winding up of the Issuer will not be

deemed to adversely affect the rights, preferences, privileges or voting powers, and shall not require the affirmative vote or consent of, the holders of outstanding shares of the Designated Preferred Stock.

(e) Changes after Provision for Redemption. No vote or consent of the holders of Designated Preferred Stock shall be required pursuant to Section 7(d) above if, at or prior to the time when any such vote or consent would otherwise be required pursuant to such Section, all outstanding shares of the Designated Preferred Stock shall have been redeemed, or shall have been called for redemption upon proper notice and sufficient funds shall have been deposited in trust for such redemption, in each case pursuant to Section 5 above.

(f) Procedures for Voting and Consents. The rules and procedures for calling and conducting any meeting of the holders of Designated Preferred Stock (including, without limitation, the fixing of a record date in connection therewith), the solicitation and use of proxies at such a meeting, the obtaining of written consents and any other aspect or matter with regard to such a meeting or such consents shall be governed by any rules of the Board of Directors or any duly authorized committee of the Board of Directors, in its discretion, may adopt from time to time, which rules and procedures shall conform to the requirements of the Charter, the Bylaws, and applicable law and the rules of any national securities exchange or other trading facility on which Designated Preferred Stock is listed or traded at the time.

Section 8. Restriction on Redemptions and Repurchases.

(a) Subject to Sections 8(b) and (c), so long as any share of Designated Preferred Stock remains outstanding, the Issuer may repurchase or redeem any shares of Capital Stock (as defined below), in each case only if (i) after giving effect to such dividend, repurchase or redemption, the Issuer's Tier 1 capital would be at least equal to the Tier 1 Dividend Threshold and (ii) dividends on all outstanding shares of Designated Preferred Stock for the most recently completed Dividend Period have been or are contemporaneously declared and paid (or have been declared and a sum sufficient for the payment thereof has been set aside for the benefit of the holders of shares of Designated Preferred Stock on the applicable record date).

(b) If a dividend is not declared and paid on the Designated Preferred Stock in respect of any Dividend Period, then from the last day of such Dividend Period until the last day of the third (3rd) Dividend Period immediately following it, neither the Issuer nor any Issuer Subsidiary shall, redeem, purchase or acquire any shares of Common Stock, Junior Stock, Parity Stock or other capital stock or other equity securities of any kind of the Issuer or any Issuer Subsidiary, or any trust preferred securities issued by the Issuer or any Affiliate of the Issuer ("Capital Stock"), (other than (i) redemptions, purchases, repurchases or other acquisitions of the Designated Preferred Stock and (ii) repurchases of Junior Stock or Common Stock in connection with the administration of any employee benefit plan in the ordinary course of business (including purchases to offset any Share Dilution Amount pursuant to a publicly announced repurchase plan) and consistent with past practice; *provided* that any purchases to offset the Share Dilution Amount shall in no event exceed the Share Dilution Amount, (iii) the acquisition by the Issuer or any of the Issuer Subsidiaries of record ownership in Junior Stock or Parity Stock for the beneficial ownership of any other persons (other than the Issuer or any other Issuer Subsidiary), including as trustees or custodians, (iv) the exchange or conversion of Junior Stock

for or into other Junior Stock or of Parity Stock or trust preferred securities for or into other Parity Stock (with the same or lesser aggregate liquidation amount) or Junior Stock, in each case set forth in this clause (iv), solely to the extent required pursuant to binding contractual agreements entered into prior to the Signing Date or any subsequent agreement for the accelerated exercise, settlement or exchange thereof for Common Stock, (v) redemptions of securities held by the Issuer or any wholly-owned Issuer Subsidiary or (vi) redemptions, purchases or other acquisitions of capital stock or other equity securities of any kind of any Issuer Subsidiary required pursuant to binding contractual agreements entered into prior to (x) if Treasury held Previously Acquired Preferred Shares immediately prior to the Original Issue Date, the original issue date of such Previously Acquired Preferred Shares, or (y) otherwise, the Signing Date).

(c) If the Issuer is not Publicly-Traded, then after the tenth (10th) anniversary of the Signing Date, so long as any share of Designated Preferred Stock remains outstanding, no Common Stock, Junior Stock or Parity Stock shall be, directly or indirectly, purchased, redeemed or otherwise acquired for consideration by the Issuer or any of its subsidiaries.

Section 9. No Preemptive Rights. No share of Designated Preferred Stock shall have any rights of preemption whatsoever as to any securities of the Issuer, or any warrants, rights or options issued or granted with respect thereto, regardless of how such securities, or such warrants, rights or options, may be designated, issued or granted.

Section 10. References to Line Items of Supplemental Reports. If Treasury modifies the form of Supplemental Report, pursuant to its rights under the Definitive Agreement, and any such modification includes a change to the caption or number of any line item on the Supplemental Report, then any reference herein to such line item shall thereafter be a reference to such re-captioned or re-numbered line item.

Section 11. Record Holders. To the fullest extent permitted by applicable law, the Issuer and the transfer agent for Designated Preferred Stock may deem and treat the record holder of any share of Designated Preferred Stock as the true and lawful owner thereof for all purposes, and neither the Issuer nor such transfer agent shall be affected by any notice to the contrary.

Section 12. Notices. All notices or communications in respect of Designated Preferred Stock shall be sufficiently given if given in writing and delivered in person or by first class mail, postage prepaid, or if given in such other manner as may be permitted in this Certificate of Designation, in the Charter or Bylaws or by applicable law. Notwithstanding the foregoing, if shares of Designated Preferred Stock are issued in book-entry form through The Depository Trust Company or any similar facility, such notices may be given to the holders of Designated Preferred Stock in any manner permitted by such facility.

Section 13. Replacement Certificates. The Issuer shall replace any mutilated certificate at the holder's expense upon surrender of that certificate to the Issuer. The Issuer shall replace certificates that become destroyed, stolen or lost at the holder's expense upon delivery to the Issuer of reasonably satisfactory evidence that the certificate has been destroyed, stolen or lost, together with any indemnity that may be reasonably required by the Issuer.

Section 14. Other Rights. The shares of Designated Preferred Stock shall not have any rights, preferences, privileges or voting powers or relative, participating, optional or other special rights, or qualifications, limitations or restrictions thereof, other than as set forth herein or in the Charter or as provided by applicable law.

THE VICTORY BANCORP, INC.

SUBSCRIPTION AGREEMENT

This Subscription Agreement ("Agreement") is entered into as of [____________], 2015 by and between The Victory Bancorp, Inc. (the "Company") and the person(s) identified on the signature page hereto ("Subscriber").

WHEREAS, the Company desires to issue to Subscriber, and Subscriber desires to acquire from the Company, shares of the Company's common stock, par value $1.00 per share ("Common Stock") for cash in immediately available funds.

In consideration of the mutual covenants and agreements contained in this Agreement, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound, the parties hereby agree as follows:

1. Subscription

1.1 Subscription. Upon the terms and subject to the conditions of this Agreement, the Subscriber hereby tenders this Agreement and irrevocably and unconditionally subscribes for the number of shares of Common Stock (the "Shares") and for the total purchase price indicated on the signature page in accordance with the terms and conditions of this Agreement. The Subscriber agrees to remit payment simultaneously with submission of this Agreement. The Subscriber understands and agrees that no Shares shall be issued to the Subscriber until the purchase price has been paid in full.

1.2 Eligibility. The Shares offered hereby have not been registered under the Securities Act of 1933, as amended (the "Securities Act") or the securities laws of any state and are being offered and sold in reliance upon the exemption from registration under the Securities Act pursuant to Regulation A promulgated thereunder and upon similar exemptions under state securities laws.

1.3 Closing. The closing (the "Closing") of the offering shall take place at the offices of Kilpatrick Townsend & Stockton LLP, 607 14th Street, NW, Washington, DC, on ____________, 2015, or at such other time and place as the parties may mutually agree. The date on which the Closing occurs is referred to in this Agreement as the "Closing Date."

1.4 Transactions at Closing. At the Closing, the Company will issue the Shares to Subscriber in certificate form.

2. Representations and Warranties of the Company

2.1 Existence and Power. The Company is duly organized and validly existing under the laws of the state of its organization and has all requisite power and authority to enter into and perform its obligations under this Agreement.

2.2 Authorization. The execution, delivery and performance of this Agreement has been duly authorized by all necessary action on the part of the Company, and this Agreement is a valid and binding obligation of the Company, enforceable against it in accordance with its terms.

2.3 Valid Issuance. The Shares have been duly authorized by all necessary corporate action. When issued and sold against receipt of the consideration therefor, the Shares will be validly issued, fully paid and nonassessable and will not be issued in violation of preemptive rights.

3. Representations and Warranties of Subscriber

3.1 Existence and Power. Subscriber, if not a natural person, is duly organized and validly existing under the laws of the state of its organization and has all requisite power and authority to enter into and perform its obligations under this Agreement. Subscriber, if a natural person, has the capacity to enter into and perform his or her obligations under this Agreement.

3.2 Authorization. The execution, delivery and performance of this Agreement has been duly authorized by all necessary action on the part of Subscriber, and this Agreement is a valid and binding obligation of Subscriber, enforceable against it in accordance with its terms.

3.3 No Conflicts; No Consents. The execution and delivery of this Agreement, the consummation of the transactions contemplated under this Agreement and the performance by Subscriber of this Agreement in accordance with its terms will not violate, conflict with or result in the breach of any term or provision of, or constitute a default under, any agreement or instrument to which Subscriber is a party or by which Subscriber is bound or any statute, order, judgment, rule or regulation applicable to Subscriber.

3.4 Ownership Limit. Subscriber and its affiliates, together with any person acting in concert with Subscriber, will not own, control or have the power to vote in excess of 9.9% of the voting stock of the Company as a result of completion of the securities offering.

3.5 Purchase of the Shares.

(a) Subscriber is purchasing the Shares solely for Subscriber's own account for investment and not with a view to, or for resale in connection with, any distribution thereof within the meaning of the Securities Act.

(b) Subscriber is aware of the Company's business affairs and financial condition and has acquired sufficient information about the Company to reach an informed and knowledgeable decision to acquire the Shares.

(c) Subscriber has the financial means to make the investment, has adequate net worth and means of providing for current needs and personal contingencies, has no need for liquidity in Subscriber's investment and can bear the economic risk of Subscriber's investment in the Company, including but not limited to the risk of losing Subscriber's entire investment.

(d) Subscriber is, by reason of Subscriber's knowledge and experience in business or financial matters, capable of evaluating the merits and risks of an investment in the Shares and of protecting Subscriber's own interest in connection with the purchase of the Shares. Subscriber is not relying on any communication (written or oral) of the Company or any of its representatives as investment advice or as a recommendation to purchase the Shares.

(e) Subscriber understands that (i) the Shares have not been registered under the Securities Act or any state securities laws by reason of their issuance by the Company in a transaction exempt from the registration requirements thereof and (ii) the Shares may not be sold unless such disposition is registered under the Securities Act and applicable state securities laws or is exempt from registration thereunder.

3.6 Legend. The certificate representing the Shares will bear a legend to the following effect:

"THE SHARES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR THE SECURITIES LAWS OF ANY STATE OR OTHER JURISDICTION. THE SHARES HAVE BEEN ACQUIRED FOR INVESTMENT AND MAY NOT BE SOLD, ASSIGNED, TRANSFERRED, PLEDGED, ENCUMBERED OR OTHERWISE DISPOSED OF IN THE ABSENCE OF SUCH REGISTRATION OR UNLESS IN THE OPINION OF COUNSEL REASONABLY SATISFACTORY TO THE CORPORATION SUCH TRANSACTION IS EXEMPT FROM, OR NOT SUBJECT TO, THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT."

4. **Indemnification**. The Subscriber agrees to indemnify and hold harmless the Company, its directors, officers and affiliates, and anyone acting on behalf of the Company, from and against all damages, losses, costs and expenses (including reasonable attorneys' fees) that they may incur by reason of the Subscriber's failure to fulfill any of the terms or conditions of this Agreement, or by reason of any breach of the representations, warranties, acknowledgments, covenants and agreements made by the Subscriber in this Agreement or in any other document provided by the Subscriber to the Company in connection with the offering of the Shares.

5. Miscellaneous

5.1 Further Assurances. Each party hereto shall do and perform or cause to be done and performed all further acts and shall execute and deliver all other agreements, certificates, instruments and documents as any other party hereto reasonably may request in order to carry out the intent and accomplish the purposes of this Agreement and the consummation of the transactions contemplated hereby.

5.2 Amendments and Waivers. Any provision of this Agreement may be amended or waived if, but only if, such amendment or waiver is in writing and is duly executed and delivered by the Company and Subscriber. No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

5.3 Fees and Expenses. Each party hereto shall pay all of its own fees and expenses (including attorneys' fees) incurred in connection with this Agreement and the transactions contemplated hereby.

5.4 Successors and Assigns. The provisions of this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns, provided that neither party may assign, delegate or otherwise transfer any of its rights or obligations under this Agreement without the consent of the other party hereto.

5.5 Governing Law. This Agreement shall be governed and construed in accordance with the internal laws of the Commonwealth of Pennsylvania applicable to contracts made and wholly performed within such state, without regard to any applicable conflicts of law principles. The parties hereto agree that any suit, action or proceeding brought by either party to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the transactions contemplated hereby shall be brought in any federal or state court located in the Commonwealth of Pennsylvania. Each of the parties hereto submits to the jurisdiction of any such court in any suit, action or proceeding seeking to enforce any provision of, or based on any matter arising out of, or in connection with, this Agreement or the transactions contemplated hereby and hereby irrevocably waives the benefit of jurisdiction derived from present or future domicile or otherwise in such action or proceeding. Each party hereto irrevocably waives, to the fullest extent permitted by law, any objection that it may now or hereafter have to the laying of venue of any such suit, action or proceeding in any such court or that any such suit, action or proceeding brought in any such court has been brought in an inconvenient forum.

5.6 Entire Agreement. This Agreement constitutes the entire agreement between the parties with respect to the subject matter of this Agreement and supersedes all prior agreements and understandings, both oral and written, between the parties and/or their affiliates with respect to the subject matter of this Agreement.

5.7 Counterparts; Third Party Beneficiaries. This Agreement may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures were upon the same instrument. No provision of this Agreement shall confer upon any person other than the parties hereto any rights or remedies hereunder.

[signature pages follows]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their respective authorized officers as of the day and year first above written.

THE VICTORY BANCORP, INC.

____
Joseph W. Major
Chairman and Chief Executive Officer

SIGNATURE PAGE

If the Common Stock is being purchased by one or more individuals, sign here:

Signature	Signature of Co- Subscriber (if any)
Print Name	Print Name
Date	Date

If the Common Stock is being purchased by an entity, sign here:

Print Name of Entity	Print Name of Officer, Trustee or Partner
Date	By: Signature of Officer, Trustee or Partner
Signature	

Address of Purchaser

Delivery Instructions for the Shares (if different than Address of Purchaser):

	x ______________	= $
Number of Common Shares Subscribed For	Purchase Price Per Share	Total Purchase Price

6

A

EMPLOYMENT AGREEMENT

THIS EMPLOYMENT AGREEMENT (the "Agreement") is entered into as of June 1, 2012], by and among **THE VICTORY BANK** (the "Bank") and **JOSEPH W. MAJOR** (the "Executive").

WHEREAS, the Executive serves in positions of substantial responsibility with the Bank; and

WHEREAS, the Bank and the Executive wish to set forth the terms of the Executive's continued employment in these positions and enter into this employment agreement; and

WHEREAS, the Executive is willing and desires to continue to serve in these positions with the Bank.

NOW THEREFORE, in consideration of these premises, the mutual covenants contained herein, and other good and valuable consideration the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree and intend to be legally bound as follows.

ARTICLE 1
EMPLOYMENT

1.1 **Employment.** The Bank hereby employs the Executive to serve as Chairman of the Board and Chief Executive Officer according to the terms and conditions of this Agreement and for the period stated in Section 1.3 of this Agreement. The Executive hereby accepts continued employment according to the terms and conditions of this Agreement and for the period stated in Section 1.3 of this Agreement.

1.2 **Responsibilities and Duties.**

(a) As Chairman of the Board and Chief Executive Officer, the Executive shall serve under the board of directors of the Bank and will perform all duties and will have all powers associated with the positions, as set forth in any job description provided to the Executive by the Bank or as may be set forth in the bylaws of the Bank. The Executive shall report directly to the board of directors of the Bank.

(b) During the period of his employment hereunder, except for reasonable periods of absence occasioned by illness, reasonable vacation periods, and other reasonable leaves of absence approved by the board of directors of the Bank, the Executive will devote all of his business time, attention, skill and efforts to the faithful performance of his duties under this Agreement, including activities and duties directed by the board of directors. Notwithstanding the preceding sentence, subject to the approval of the board of directors, the Executive may serve as a member of the board of directors of business, community and charitable organizations, provided that in each case the service shall not materially interfere with the performance of his duties under this Agreement, adversely affect the reputation of the Bank or any of its affiliates, or present any conflict of interest. Nothing in this Section 1.2 shall prevent the Executive from managing personal investments and affairs, provided that doing so also does not interfere with the proper performance of the Executive's duties and responsibilities under this Agreement.

1.3 **Term.**

(a) The term of this Agreement shall include: (i) the initial term, consisting of the period commencing on the date of this Agreement (the "Effective Date") and continuing for thirty-six (36) full months thereafter, plus (ii) any and all extensions of the initial term made pursuant to this Section 1.3.

(b) Commencing as of the first anniversary of the Effective Date and continuing as of each anniversary of the Effective Date thereafter, the disinterested members of the board of directors of the Bank may extend the Agreement term for an additional year, so that the remaining term of the Agreement again becomes thirty-six (36) full months from the applicable anniversary of the Effective Date, unless the Executive elects not to extend the term of this Agreement by giving written notice at least thirty (30) days prior to the applicable anniversary date.

(c) The disinterested members of the board of directors of the Bank will review the Agreement and the Executive's performance annually for purposes of determining whether to extend the Agreement term and will include the rationale and results of its review in the minutes of the meetings. The board of directors will notify the Executive no earlier than ninety (90) days and no later than thirty (30) days prior to the applicable anniversary date whether it has determined to extend the Agreement.

(d) Nothing in this Agreement shall mandate or prohibit a continuation of the Executive's employment following the expiration of the term of this Agreement, upon such terms and conditions as the Bank and the Executive may mutually agree.

1.4 **Service on the Board of Directors.** The Executive serves as a member of the board of directors of the Bank. The board of directors of the Bank shall undertake every lawful effort to ensure that the Executive continues throughout the term of his employment to be elected as a director of the Bank.

ARTICLE 2
COMPENSATION AND BENEFITS

2.1 **Base Salary and Bonus and Incentive Compensation.**

(a) In consideration of the Executive's performance of the obligations under this Agreement, the Bank shall pay or cause to be paid to the Executive a total salary at the annual rate of not less than $193,100, payable according to the regular payroll practices of the Bank. During the period of this Agreement, the board of directors (or committees thereof) shall review the Executive's base salary at least annually. Any increase in the Executive's base salary will become the new "Base Salary" for purposes of this Agreement.

(b) The Executive shall be entitled to incentive compensation in accordance with any program established by the Bank for the Executive or as otherwise may be provided to the Executive at the discretion of the Bank.

2.2 **Benefit Plans and Perquisites.** For as long as the Executive is employed by the Bank, the Executive shall be eligible (x) to participate in any and all officer or employee compensation, incentive compensation and benefit plans in effect from time to time, including without limitation plans providing retirement, medical, dental, disability, and group life benefits and including incentive, or bonus plans existing on the date of this Agreement or adopted after the date of this Agreement, provided that the Executive satisfies the eligibility requirements for any of the plans, arrangements or benefits, and (y) to receive any and all other fringe and other benefits provided from time to time, including the specific items described in (a)-(c) below.

(a) *Reimbursement of business expenses.* The Executive shall be entitled to reimbursement for all reasonable business expenses incurred while performing his obligations under this Agreement, including but not limited to all reasonable business travel and entertainment expenses incurred while

acting at the request of or in the service of the Bank and reasonable expenses for attendance at annual and other periodic meetings of trade associations. Expenses will be reimbursed if they are submitted in accordance with the Bank's policies and procedures.

(b) *Facilities.* The Bank will furnish the Executive with the working facilities and staff customary for executive officers with the comparable title and duties of the Executive, as set forth in Sections 1.1 and 1.2 of this Agreement, and as are necessary for the Executive to perform his duties. The location of such facilities and staff shall be at the principal administrative offices of the Bank.

(c) *Automobile Allowance.* During the term of this Agreement, the Bank shall provide the Executive with a automobile to be selected by the Executive. The Executive shall have exclusive use of the automobile for himself and his family. The Bank shall annually include on the Executive's Form W-2 any amount of income attributable to the Executive's personal use of the automobile. The Bank shall maintain minimum liability insurance coverage on the automobile and shall have the Executive named as additional insured on the automobile insurance policy. Upon termination of the Executive's employment hereunder (other than a termination for Cause), he shall have the option of purchasing the vehicle from the Bank for an amount equal to its fair market value. The Executive agrees to maintain the vehicle in accordance with any applicable warranty provisions, and the Bank agrees to reimburse the Executive for maintenance and upkeep, subject to submission of documentation as may be reasonably required by the Bank.

2.3 Vacation; Leave. The Executive shall be entitled to sick leave and paid annual vacation (of at least 31 days total paid time off per year) in accordance with policies established from time to time by the Bank. In addition to paid vacations and other leave, the board of directors may grant the Executive a leave or leaves of absence, with or without pay, at such time or times and upon such terms and conditions as the board of directors may determine.

2.4 Indemnification and Liability Insurance.

(a) *Indemnification.* The Bank agrees to indemnify the Executive (and his heirs, executors, and administrators), and to advance expenses related thereto, to the fullest extent permitted under applicable law and regulations against any and all expenses and liabilities reasonably incurred by him in connection with or arising out of any action, suit, or proceeding in which he may be involved by reason of his having been a director or executive of the Bank or any of its affiliates (whether or not he continues to be a director or executive at the time of incurring any such expenses or liabilities). These expenses and liabilities may include, but not be limited to, judgments, court costs, and attorneys' fees and the costs of reasonable settlements approved by the board of directors, if such action is brought against the Executive in his capacity as an executive or director of the Bank or any of its affiliates. Indemnification for expenses shall not extend to matters for which the Executive has been terminated for Cause. Nothing contained herein shall be deemed to provide indemnification prohibited by applicable law or regulation. Notwithstanding anything herein to the contrary, the obligations of this Section 2.4 shall survive the term of this Agreement by a period of six (6) years.

(b) *Insurance.* During the period in which indemnification of the Executive is required under this Section 2.4, the Bank shall provide the Executive with coverage under a directors' and officers' liability policy at the expense of the Bank, at least equivalent to such coverage provided to directors and senior executives of the Bank.

ARTICLE 3
EMPLOYMENT TERMINATION

3.1 **Termination of Employment.**

(a) **Death.** The Executive's employment shall terminate automatically at the Executive's death. If the Executive dies while in active service to the Bank, the Executive's spouse, or, if there is no surviving spouse, his estate, shall receive any sums due to the Executive as Base Salary and reimbursement of expenses through the end of the month in which his death occurred.

(b) **Disability.** The board of directors of the Bank or the Executive may terminate the Executive's employment after having determined the Executive has a Disability. For purposes of this Agreement, "Disability" means the Executive is unable to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment that can be expected to result in death or can be expected to last for a continuous period of not less than twelve (12) months. The board of directors of the Bank shall determine whether or not the Executive is and continues to be permanently disabled for purposes of this Agreement in good faith, based upon competent medical advice and other factors that they reasonably believe to be relevant. As a condition to any benefits, the board of directors may require the Executive to submit to any physical or mental evaluations and tests as they deem reasonably appropriate. In the event of such Disability, the Executive's obligation to perform services under this Agreement will terminate. The Bank will pay the Executive, as Disability pay, one hundred percent (100%) of the Executive's annual Base Salary in effect as of the date of his termination of employment due to Disability. Disability payments will be made in equal installments on a monthly basis, commencing on the first day of the month following the effective date of the Executive's termination of employment for Disability and ending on the earlier of: (x) the date he returns to full-time employment at the Bank or another employer; (y) his death; or (z) thirty-six months. Disability payments shall be reduced by the amount of any short- or long-term disability benefits payable to the Executive under any other disability programs sponsored by the Bank.

3.2 **Involuntary Termination with Cause.** The Bank may terminate the Executive's employment for Cause. If the Executive's employment terminates for Cause, the Executive shall receive the Base Salary through the date on which the termination of employment becomes effective and reimbursement of expenses to which the Executive is entitled when the termination becomes effective. The Executive shall not be deemed to have been terminated for Cause under this Agreement unless and until there is delivered to the Executive a copy of a resolution adopted at a meeting of the board of directors called and held for the purpose, which resolution shall (x) contain findings that the Executive has committed an act constituting Cause, and (y) specify the particulars thereof. The resolution of the board of directors shall be deemed to have been duly adopted if it is adopted by the affirmative vote of a majority of the directors then in office, excluding the Executive. Notice of the meeting and the proposed termination for Cause shall be given to the Executive a reasonable time before the meeting of the board of directors. The Executive and the Executive's counsel (if the Executive chooses to have counsel present) shall have a reasonable opportunity to be heard by the board of directors at the meeting. For purposes of this Agreement "Cause" means any of the following:

(1) a material act of dishonesty in performing the Executive's duties on behalf of the Bank;

(2) a willful misconduct that in the judgment of the board of directors will likely cause economic damage to the Bank or its affiliates or injury to the business reputation of the Bank or its affiliates;

(3) a breach of fiduciary duty involving personal profit;

(4) the intentional failure to perform stated duties under this Agreement after written notice thereof from the board of directors of the Bank;

(5) any felony conviction; or

(6) a material breach by the Executive of any provision of this Agreement.

No act, or failure to act, on the Executive's part shall be considered "willful" unless he has acted, or failed to act, with an absence of good faith and without reasonable belief that his action or failure to act was in the best interest of the Bank.

3.3 **Voluntary Termination by the Executive Without Good Reason**. In addition to his other rights to terminate his employment under this Agreement, the Executive may voluntarily terminate employment during the term of this Agreement upon at least sixty (60) days prior written notice to the board of directors of the Bank. Upon the Executive's voluntary termination, he will receive only his compensation and vested rights and benefits to the date of his termination of employment. Following his voluntary termination of employment under this Section 3.3, the Executive will be subject to the restrictions set forth in Article 7.

3.4 **Involuntary Termination Without Cause and Voluntary Termination with Good Reason**. With written notice to the Executive at least thirty (30) days in advance, the Bank may terminate the Executive's employment without Cause. Termination shall take effect at the end of the notice period. With advance written notice to the Bank as provided in clause (y), the Executive may terminate employment for Good Reason. If the Executive's employment terminates involuntarily without Cause or voluntarily but with Good Reason, the Executive shall be entitled to the benefits specified in Article 4 of this Agreement. For purposes of this Agreement, a voluntary termination by the Executive shall be considered a voluntary termination with Good Reason if the conditions stated in both clauses (x) and (y) of this Section 3.4 are satisfied:

(x) a voluntary termination by the Executive shall be considered a termination with Good Reason if any of the following occur without the Executive's written consent, and the term Good Reason shall mean the occurrence of any of the following events without the Executive's written consent:

(1) a failure to reelect or reappoint the Executive as Chairman of the Board and Chief Executive Officer of the Bank (provided, however, that a change in the Executive's position consented to in writing by the Executive in connection with succession planning of the Bank, or otherwise, shall not be deemed a Good Reason);

(2) a failure to renominate the Executive to the board of directors of the Bank;

(3) a material change in the Executive's positions to become positions of lesser responsibility, importance, or scope from the positions and attributes thereof described in Sections 1.1 and 1.2 of this Agreement (provided, however, that a reduction in duties and responsibilities consented to in writing by the Executive in connection with succession planning of the Bank, or otherwise, shall not be deemed a Good Reason);

(4) a liquidation or dissolution of the Bank, other than liquidations or dissolutions that are caused by reorganizations that do not affect the status of the Executive;

(5) a material reduction in the Executive's Base Salary or benefits (or any such reduction following a Change in Control) required to be provided hereunder (other than a reduction that is generally applicable to the Bank's executive employees or a reduction or elimination of the Executive's benefits under one or more benefit plans maintained by the Bank as part of a good faith, overall reduction or elimination of such plans or benefits applicable to all participants in a manner that does not discriminate against the Executive (except as such discrimination may be necessary to comply with applicable law));

(6) a relocation of the Executive's principal place of employment by more than twenty-five (25) miles from its location as of the date of this Agreement; or

(7) a material breach of this Agreement by the Bank.

(y) the Executive must give notice to the Bank of the existence of one or more of the conditions described in clause (x) within sixty (60) days after the initial existence of the condition, and the Bank shall have thirty (30) days thereafter to remedy the condition. In addition, the Executive's voluntary termination because of the existence of one or more of the conditions described in clause (x) must occur within six (6) months after the initial existence of the condition.

ARTICLE 4
SEVERANCE COMPENSATION

4.1 <u>Cash Severance after Termination Without Cause or Termination for Good Reason</u>.

(a) Subject to the possibility that cash severance after employment termination might be delayed under Section 4.1(b), if the Executive's employment terminates involuntarily but without Cause or if the Executive terminates employment with Good Reason. The Bank shall pay the Executive, in a single lump sum within ten (10) days of his termination of employment, an amount equal to (i) the Base Salary that would have been paid to him for the remaining term of the Agreement, plus (ii) the amount of the last bonus paid to the Executive multiplied by a fraction, the numerator of which equals the number of full calendar months remaining on the term of the Agreement and the denominator of which equals twelve (12). However, the Bank and the Executive acknowledge and agree that the severance benefits under this Section 4.1 shall not be payable if severance benefits are payable or shall have been paid to the Executive under Article 5 of this Agreement.

(b) If the Executive is a "specified employee" within the meaning of Section 409A of the Internal Revenue Code of 1986, as amended (the "Code") at the time of his termination, and if the cash severance payment under Section 4.1(a) would be considered deferred compensation under Section 409A of the Code, and finally if an exemption from the six-month delay requirement of Section 409A(a)(2)(B)(i) of the Code is not available, the severance benefits shall be paid to the Executive in a single lump sum without interest on the first day of the seventh (7th) month after the month in which the Executive's employment terminates to the extent necessary to comply with Section 409A of the Code. References in this Agreement to Section 409A of the Code include rules, regulations, and guidance of general application issued by the Department of the Treasury under Section 409A of the Code.

4.2 Post-Termination Insurance Coverage.

(a) If the Executive's employment terminates involuntarily but without Cause or with Good Reason, the Bank shall continue or cause to be continued at the Bank's expense medical, dental and life insurance benefits for the Executive and any of his dependents covered at the time of his termination. The health and welfare insurance benefits shall continue until the end of the term remaining under this Agreement when the Executive's employment terminates.

(b) If (x) under the terms of the applicable policy or policies for the insurance benefits specified in Section 4.2(a) it is not possible to continue coverage for the Executive and his dependents, or (y) when employment termination occurs the Executive is a "specified employee" within the meaning of Section 409A of the Code, if any of the continued insurance coverage benefits specified in Section 4.2(a) would be considered deferred compensation under Section 409A of the Code, and finally, if an exemption from the six-month delay requirement of Section 409A(a)(2)(B)(i) of the Code is not available for that particular insurance benefit, the Bank shall pay to the Executive in a single lump sum an amount in cash equal to the present value of the Bank's projected cost to maintain that particular insurance benefit (and associated income tax gross-up benefit, if applicable) had the Executive's employment not terminated, assuming continued coverage for thirty-six (36) months. The lump-sum payment shall be made ten (10) days after employment termination or, if Section 4.1(b) applies, on the first day of the seventh (7th) month after the month in which the Executive's employment terminates.

ARTICLE 5
CHANGE IN CONTROL BENEFITS

5.1 Change in Control Benefits. If a Change in Control occurs during the term of this Agreement and, thereafter, the Executive's employment terminates involuntarily but without Cause or if the Executive voluntarily terminates employment with Good Reason, the Bank shall make or cause to be made a lump-sum payment to the Executive in an amount in cash equal to 2.99 times the Executive's "base amount" (as such term is defined for purposes of Section 280G of the Code). The payment required under this paragraph is payable no later than ten (10) business days after the Executive's termination of employment. If the Executive receives payment under Section 5.1, the Executive shall not be entitled to any additional severance benefits under Section 4.1 of this Agreement. In addition to the cash severance benefit provided for under this Section 5.1, the Bank shall provide the Executive with the post-termination insurance coverage described in Section 4.2(a) of this Agreement, subject to the provisions of Section 4.2(b) of this Agreement.

5.2 Change in Control Defined. For purposes of this Agreement "Change in Control" means a change in ownership, change in effective control or change in ownership of a substantial portion of assets of the Bank or The Victory Bancorp, Inc., as defined for purposes of Section 409A of the Code.

5.3 Potential Limitation of Benefits Under Certain Circumstances. In the event that the aggregate payments or benefits to be made or afforded to the Executive in the event of a Change of Control (whether under this Agreement or otherwise) would be deemed to include an "excess parachute payment" under Section 280G of the Code or any successor thereto, then such payments or benefits shall be reduced to the extent necessary to avoid treatment as an "excess parachute payment", with the reduction among such payments and benefits to be made first to payments and benefits payable or provided under this Agreement.

ARTICLE 6
CONFIDENTIALITY AND CREATIVE WORK

6.1 **Non-disclosure.** The Executive covenants and agrees not to reveal to any person, firm, or corporation any confidential information of any nature concerning the Bank or its business, or anything connected therewith. As used in this Article 6 the term "confidential information" means all of the confidential and proprietary information and trade secrets of the Bank and its affiliates in existence on the date hereof or existing at any time during the term of this Agreement, including but not limited to:

(a) the whole or any portion or phase of any business plans, financial information, purchasing data, supplier data, accounting data, or other financial information;

(b) the whole or any portion or phase of any research and development information, design procedures, algorithms or processes, or other technical information;

(c) the whole or any portion or phase of any marketing or sales information, sales records, customer lists, prices, sales projections, or other sales information; and

(d) trade secrets, as defined from time to time by the laws of Pennsylvania.

This Section 6.1 does not prohibit disclosure required by an order of a court having jurisdiction or a subpoena from an appropriate governmental agency or disclosure made by the Executive in the ordinary course of business and within the scope of the Executive's authority.

6.2 **Return of Materials.** The Executive agrees to immediately deliver or return to the Bank upon termination of his employment, or as soon thereafter as possible, all written information and any other items furnished by the Bank or prepared by the Executive in connection with the Executive's employment and to immediately delete (except to the extent provided below) all electronically stored data of the Bank maintained on the Executive's personal computers and to return all employer-provided computers or communication devices (i.e., laptop, Blackberry, PDA, etc.). The Executive will retain no copies thereof after termination of the Executive's employment; provided, however, that the Executive shall be entitled to retain any list of names and related contact information with whom the Executive has had personal contact during or prior to his employment with the Bank.

6.3 **Creative Work.** The Executive agrees that all creative work and work product, including but not limited to all technology, business management tools, processes, software, patents, trademarks, and copyrights developed by the Executive during the term of this Agreement, regardless of when or where such work or work product was produced, constitutes work made for hire, all rights of which are owned by the Bank. The Executive hereby assigns to the Bank all rights, title, and interest, whether by way of copyrights, trade secret, trademark, patent, or otherwise, in all such work or work product, regardless of whether the same is subject to protection by patent, trademark, or copyright laws.

6.4 **Affiliates' Confidential Information is Covered; Confidentiality Obligation Survives Termination.** For purposes of this Agreement, the term "affiliate" of the Bank includes any entity that directly, or indirectly through one or more intermediaries, controls, is controlled by, or is under common control of the Bank. The rights and obligations set forth in this Article 6 shall survive termination of this Agreement.

6.5 **Injunctive Relief.** The Executive acknowledges that it is impossible to measure in money the damages that will accrue to the Bank if the Executive fails to observe the obligations imposed by this Article 6. Accordingly, if the Bank institutes an action to enforce the provisions hereof, the

Executive hereby waives the claim or defense that an adequate remedy at law is available to the Bank, and the Executive agrees not to urge in any such action the claim or defense that an adequate remedy at law exists. The confidentiality and remedies provisions of this Article 6 shall be in addition to and shall not be deemed to supersede or restrict, limit, or impair the Bank's rights under applicable state or federal statute or regulation dealing with or providing a remedy for the wrongful disclosure, misuse, or misappropriation of trade secrets or proprietary or confidential information.

ARTICLE 7
COMPETITION AFTER EMPLOYMENT TERMINATION

7.1 **Covenant Not to Solicit Employees.** The Executive agrees not to, directly or indirectly, solicit or employ the services of any officer or employee of the Bank (including an individual who was an officer or employee of the Bank during the one year period following the Executive's termination) for one year after the Executive's employment termination.

7.2 **Covenant Not to Compete.**

(a) The Executive covenants and agrees not to compete directly or indirectly with the Bank for one year after employment termination. For purposes of this Section 7.2:

(1) the term **compete** means:

(i) providing financial products or services on behalf of any financial institution for any person residing in the territory;

(ii) assisting (other than through the performance of ministerial or clerical duties) any financial institution in providing financial products or services to any person residing in the territory; or

(iii) inducing or attempting to induce any person who was a customer of the Bank at the date of the Executive's employment termination to seek financial products or services from another financial institution.

(2) the words **directly** or **indirectly** mean:

(i) acting as a consultant, officer, director, independent contractor, or employee of any financial institution in competition with the Bank in the territory, or

(ii) communicating to such financial institution the names or addresses or any financial information concerning any person who was a customer of the Bank when the Executive's employment terminated.

(3) the term **customer** means any person to whom the Bank is providing financial products or services on the date of the Executive's employment termination or within one year thereafter.

(4) the term **financial institution** means any bank, savings association, or bank or savings association holding company, or any other institution, the business of which is engaging in activities that are financial in nature or incidental to such financial activities as described in Section 4(k) of the Bank Holding Company Act of 1956, other than the Bank or any of its affiliated corporations.

(5) **financial product or service** means any product or service that a financial institution or a financial holding company could offer by engaging in any activity that is financial in nature or incidental to such a financial activity under Section 4(k) of the Bank Holding Company Act of 1956 and that is offered by the Bank or an affiliate on the date of the Executive's employment termination, including but not limited to banking activities and activities that are closely related and a proper incident to banking.

(6) the term **person** means any individual or individuals, corporation, partnership, fiduciary or association.

(7) the term **territory** means the area within a 30-mile radius of any office of the Bank at the date of the Executive's employment termination.

(b) If any provision of this section or any word, phrase, clause, sentence or other portion thereof (including, without limitation, the geographical and temporal restrictions contained therein) is held to be unenforceable or invalid for any reason, the unenforceable or invalid provision or portion shall be modified or deleted so that the provisions hereof, as modified, are legal and enforceable to the fullest extent permitted under applicable law.

(c) The Executive acknowledges that the Bank's willingness to enter into this Agreement and to make the payments contemplated by Articles 3 and 4 of this Agreement is conditioned on the Executive's acceptance of the covenants set forth in Articles 6 and 7 of this Agreement and that the Bank would not have entered into this Agreement without such covenants in force.

7.3 Injunctive and Other Relief. Because of the unique character of the services to be rendered by the Executive hereunder, the Executive understands that the Bank would not have an adequate remedy at law for the material breach or threatened breach by the Executive of any one or more of the Executive's covenants in this Article 7. Accordingly, the Executive agrees that the Bank's remedies for a breach of this Article 7 include, but are not limited to, (x) forfeiture of any money representing accrued salary, contingent payments, or other fringe benefits (including any amount payable pursuant to Article 4) due and payable to the Executive during the period of any breach by Executive, and (y) a suit in equity by the Bank to enjoin the Executive from the breach or threatened breach of such covenants. The Executive hereby waives the claim or defense that an adequate remedy at law is available to the Bank and the Executive agrees not to urge in any such action the claim or defense that an adequate remedy at law exists. Nothing herein shall be construed to prohibit the Bank from pursuing any other or additional remedies for the breach or threatened breach.

7.4 Article 7 Survives Termination But Is Void After a Change in Control. The rights and obligations set forth in this Article 7 shall survive termination of this Agreement. However, Article 7 shall become null and void effective immediately upon a Change in Control.

ARTICLE 8
MISCELLANEOUS

8.1 Successors and Assigns.

(a) This Agreement shall be binding upon the Bank and any successor to the Bank, including any persons acquiring directly or indirectly all or substantially all of the business or assets of the Bank by purchase, merger, consolidation, reorganization, or otherwise, but this Agreement and the Bank's obligations under this Agreement are not otherwise assignable, transferable, or delegable by the Bank. By agreement in form and substance satisfactory to the Executive, the Bank shall require any successor to all

or substantially all of the business or assets of the Bank expressly to assume and agree to perform this Agreement in the same manner and to the same extent the Bank would be required to perform had no succession occurred.

(b) This Agreement shall inure to the benefit of and be enforceable by the Executive's personal or legal representatives, executors, administrators, successors, heirs, distributees, and legatees.

(c) Without written consent of the other parties, no party shall assign, transfer, or delegate this Agreement or any rights or obligations under this Agreement, except as expressly provided herein. Without limiting the generality or effect of the foregoing, the Executive's right to receive payments hereunder is not assignable or transferable, whether by pledge, creation of a security interest, or otherwise, except for a transfer by the Executive's will or by the laws of descent and distribution. If the Executive attempts an assignment or transfer that is contrary to this Section 8.1, the Bank shall have no liability to pay any amount to the assignee or transferee.

8.2 Governing Law, Jurisdiction and Forum. This Agreement shall be construed under and governed by the internal laws of the Commonwealth of Pennsylvania, without giving effect to any conflict of laws provision or rule that would cause the application of the laws of any jurisdiction other than Pennsylvania. By entering into this Agreement, the Executive acknowledges that the Executive is subject to the jurisdiction of both the federal and state courts in Pennsylvania.

8.3 Entire Agreement. This Agreement sets forth the entire agreement of the parties concerning the employment of the Executive by the Bank and replaces any prior employment agreement between the Bank and the Executive. Any oral or written statements, representations, agreements, or understandings made or entered into prior to or contemporaneously with the execution of this Agreement are hereby rescinded, revoked, and rendered null and void by the parties.

8.4 Notices. All notices, requests, demands, and other communications hereunder shall be in writing and shall be deemed to have been duly given if delivered by hand or mailed, certified or registered mail, return receipt requested, with postage prepaid. Unless otherwise changed by notice, notice shall be properly addressed to the Executive if addressed to the address of the Executive on the books and records of the Bank at the time of the delivery of such notice, and properly addressed to the Bank if addressed to the board of directors of the Bank at the Bank's executive offices.

8.5 Severability. If there is a conflict between any provision of this Agreement and any statute, regulation, or judicial precedent, the latter shall prevail, but the affected provisions of this Agreement shall be curtailed and limited solely to the extent necessary to bring them within the requirements of law. If any provisions of this Agreement is held by a court of competent jurisdiction to be indefinite, invalid, void or voidable, or otherwise unenforceable, the remainder of this Agreement shall continue in full force and effect unless that would clearly be contrary to the intentions of the parties or would result in an injustice.

8.6 Captions and Counterparts. The captions in this Agreement are solely for convenience. The captions do not define, limit, or describe the scope or intent of this Agreement. This Agreement may be executed in several counterparts, each of which shall be deemed to be an original but all of which together shall constitute one and the same instrument.

8.7 No Duty to Mitigate. The Executive shall not be required to mitigate the amount of any payment provided for in this Agreement by seeking other employment. Moreover, provided the Executive is not in breach of any obligation under Article 6 of this Agreement, the amount of any payment provided for in this Agreement shall not be reduced by any compensation earned or benefits

provided as the result of employment of the Executive or as a result of the Executive being self-employed after employment termination.

8.8 **Amendment and Waiver.** This Agreement may not be amended, released, discharged, abandoned, changed, or modified in any manner, except by an instrument in writing signed by each of the parties hereto. The failure of any party hereto to enforce at any time any of the provisions of this Agreement shall not be construed to be a waiver of any such provision, nor affect the validity of this Agreement or any part thereof or the right of any party thereafter to enforce each and every such provision. No waiver or any breach of this Agreement shall be held to be a waiver of any other or subsequent breach.

8.9 **Reimbursement of the Executive's Expenses to Enforce this Agreement.** The Bank shall reimburse the Executive for all out-of-pocket expenses, including, without limitation, reasonable attorneys' fees, incurred by the Executive in connection with enforcement by the Executive of the obligations of the Bank to the Executive under this Agreement.

8.10 **Compliance with Internal Revenue Code Section 409A.** The Bank and the Executive intend that their exercise of authority or discretion under this Agreement shall comply with Section 409A of the Code. If any provision of this Agreement does not satisfy the requirements of Section 409A of the Code, the provision shall nevertheless be applied in a manner consistent with those requirements. If any provision of this Agreement would subject the Executive to additional tax or interest under Section 409A of the Code, the Bank shall reform the provision. However, the Bank shall maintain to the maximum extent practicable the original intent of the applicable provision without subjecting the Executive to additional tax or interest, and the Bank shall not be required to incur any additional compensation expense as a result of the reformed provision.

8.12 **Effect of Federal Banking Statutes and Regulations.** Notwithstanding anything herein contained to the contrary, any payments to the Executive by the Bank whether pursuant to this Agreement or otherwise, are subject to and conditioned upon their compliance with Section 18(k) of the Federal Deposit Insurance Act, 12 U.S.C. Section 1828(k), and the regulations promulgated thereunder in 12 C.F.R. Part 359. In addition, the Executive agrees that this Agreement is subject to amendment at any time in order to comply with laws that are applicable to the Bank (including regulations and rules relating to any governmental program in which Company or the Bank may participate).

8.12 **Source of Payments.** All payments provided for under this Agreement shall be timely paid in cash or check from the general funds of the Bank.

IN WITNESS WHEREOF, the parties have executed this Employment Agreement as of the date first written above.

VICTORY BANK



For the Board of Directors

EXECUTIVE



Joseph W. Major

B

EMPLOYMENT AGREEMENT

THIS EMPLOYMENT AGREEMENT (the "Agreement") is entered into as of June 14, 2012, by and among **THE VICTORY BANK** (the "Bank") and **ROBERT H. SCHULTZ** (the "Executive").

WHEREAS, the Executive serves in positions of substantial responsibility with the Bank; and

WHEREAS, the Bank and the Executive wish to set forth the terms of the Executive's continued employment in these positions and enter into this employment agreement; and

WHEREAS, the Executive is willing and desires to continue to serve in these positions with the Bank.

NOW THEREFORE, in consideration of these premises, the mutual covenants contained herein, and other good and valuable consideration the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree and intend to be legally bound as follows.

ARTICLE 1
EMPLOYMENT

1.1 **Employment.** The Bank hereby employs the Executive to serve as Chief Financial Officer and Chief Operating Officer according to the terms and conditions of this Agreement and for the period stated in Section 1.3 of this Agreement. The Executive hereby accepts continued employment according to the terms and conditions of this Agreement and for the period stated in Section 1.3 of this Agreement.

1.2 **Responsibilities and Duties.**

(a) As Chief Financial Officer and Chief Operating Officer, the Executive will perform all duties and will have all powers associated with the positions, as set forth in any job description provided to the Executive by the Bank or as may be set forth in the bylaws of the Bank. The Executive shall report directly to the Chief Executive Officer of the Bank.

(b) During the period of his employment hereunder, except for reasonable periods of absence occasioned by illness, reasonable vacation periods, and other reasonable leaves of absence approved by the board of directors of the Bank, the Executive will devote all of his business time, attention, skill and efforts to the faithful performance of his duties under this Agreement, including activities and duties directed by the board of directors. Notwithstanding the preceding sentence, subject to the approval of the board of directors, the Executive may serve as a member of the board of directors of business, community and charitable organizations, provided that in each case the service shall not materially interfere with the performance of his duties under this Agreement, adversely affect the reputation of the Bank or any of its affiliates, or present any conflict of interest. Nothing in this Section 1.2 shall prevent the Executive from managing personal investments and affairs, provided that doing so also does not interfere with the proper performance of the Executive's duties and responsibilities under this Agreement.

1.3 **Term.**

(a) The term of this Agreement shall include: (i) the initial term, consisting of the period commencing on the date of this Agreement (the "Effective Date") and continuing for twenty-four (24) full months thereafter, plus (ii) any and all extensions of the initial term made pursuant to this Section 1.3.

(b) Commencing as of the first anniversary of the Effective Date and continuing as of each anniversary of the Effective Date thereafter, the disinterested members of the board of directors of the Bank may extend the Agreement term for an additional year, so that the remaining term of the Agreement again becomes twenty-four (24) full months from the applicable anniversary of the Effective Date, unless the Executive elects not to extend the term of this Agreement by giving written notice at least thirty (30) days prior to the applicable anniversary date.

(c) The disinterested members of the board of directors of the Bank will review the Agreement and the Executive's performance annually for purposes of determining whether to extend the Agreement term and will include the rationale and results of its review in the minutes of the meetings. The board of directors will notify the Executive no earlier than ninety (90) days and no later than thirty (30) days prior to the applicable anniversary date whether it has determined to extend the Agreement.

(d) Nothing in this Agreement shall mandate or prohibit a continuation of the Executive's employment following the expiration of the term of this Agreement, upon such terms and conditions as the Bank and the Executive may mutually agree.

ARTICLE 2
COMPENSATION AND BENEFITS

2.1 Base Salary and Bonus and Incentive Compensation.

(a) In consideration of the Executive's performance of the obligations under this Agreement, the Bank shall pay or cause to be paid to the Executive a total salary at the annual rate of not less than **$139,000,** payable according to the regular payroll practices of the Bank. During the period of this Agreement, the board of directors (or committees thereof) shall review the Executive's base salary at least annually. Any increase in the Executive's base salary will become the new "Base Salary" for purposes of this Agreement.

(b) The Executive shall be entitled to incentive compensation in accordance with any program established by the Bank for the Executive or as otherwise may be provided to the Executive at the discretion of the Bank.

2.2 Benefit Plans and Perquisites. For as long as the Executive is employed by the Bank, the Executive shall be eligible (x) to participate in any and all officer or employee compensation, incentive compensation and benefit plans in effect from time to time, including without limitation plans providing retirement, medical, dental, disability, and group life benefits and including incentive, or bonus plans existing on the date of this Agreement or adopted after the date of this Agreement, provided that the Executive satisfies the eligibility requirements for any of the plans, arrangements or benefits, and (y) to receive any and all other fringe and other benefits provided from time to time, including the specific items described in (a)-(c) below.

(a) *Reimbursement of business expenses.* The Executive shall be entitled to reimbursement for all reasonable business expenses incurred while performing his obligations under this Agreement, including but not limited to all reasonable business travel and entertainment expenses incurred while acting at the request of or in the service of the Bank and reasonable expenses for attendance at annual and other periodic meetings of trade associations. Expenses will be reimbursed if they are submitted in accordance with the Bank's policies and procedures.

(b) *Facilities.* The Bank will furnish the Executive with the working facilities and staff

customary for executive officers with the comparable title and duties of the Executive, as set forth in Sections 1.1 and 1.2 of this Agreement, and as are necessary for the Executive to perform his duties. The location of such facilities and staff shall be at the principal administrative offices of the Bank.

(c) *Automobile Allowance*. During the term of this Agreement, the Bank shall provide the Executive with a automobile to be selected by the Executive. The Executive shall have exclusive use of the automobile for himself and his family. The Bank shall annually include on the Executive's Form W-2 any amount of income attributable to the Executive's personal use of the automobile. The Bank shall maintain minimum liability insurance coverage on the automobile and shall have the Executive named as additional insured on the automobile insurance policy. Upon termination of the Executive's employment hereunder (other than a termination for Cause), he shall have the option of purchasing the vehicle from the Bank for an amount equal to its fair market value. The Executive agrees to maintain the vehicle in accordance with any applicable warranty provisions, and the Bank agrees to reimburse the Executive for maintenance and upkeep, subject to submission of documentation as may be reasonably required by the Bank.

2.3 Vacation; Leave. The Executive shall be entitled to sick leave and paid annual vacation (of at least 25 days total paid time off per year) in accordance with policies established from time to time by the Bank. In addition to paid vacations and other leave, the board of directors may grant the Executive a leave or leaves of absence, with or without pay, at such time or times and upon such terms and conditions as the board of directors may determine.

2.4 Indemnification and Liability Insurance.

(a) *Indemnification*. The Bank agrees to indemnify the Executive (and his heirs, executors, and administrators), and to advance expenses related thereto, to the fullest extent permitted under applicable law and regulations against any and all expenses and liabilities reasonably incurred by him in connection with or arising out of any action, suit, or proceeding in which he may be involved by reason of his having been a director or executive of the Bank or any of its affiliates (whether or not he continues to be a director or executive at the time of incurring any such expenses or liabilities). These expenses and liabilities may include, but not be limited to, judgments, court costs, and attorneys' fees and the costs of reasonable settlements approved by the board of directors, if such action is brought against the Executive in his capacity as an executive or director of the Bank or any of its affiliates. Indemnification for expenses shall not extend to matters for which the Executive has been terminated for Cause. Nothing contained herein shall be deemed to provide indemnification prohibited by applicable law or regulation. Notwithstanding anything herein to the contrary, the obligations of this Section 2.4 shall survive the term of this Agreement by a period of six (6) years.

(b) *Insurance*. During the period in which indemnification of the Executive is required under this Section 2.4, the Bank shall provide the Executive with coverage under a directors' and officers' liability policy at the expense of the Bank, at least equivalent to such coverage provided to directors and senior executives of the Bank.

ARTICLE 3
EMPLOYMENT TERMINATION

3.1 Termination of Employment.

(a) **Death.** The Executive's employment shall terminate automatically at the Executive's death. If the Executive dies while in active service to the Bank, the Executive's spouse, or, if there is no surviving spouse, his estate, shall receive any sums due to the Executive as Base Salary and reimbursement of expenses through the end of the month in which his death occurred.

(b) **Disability.** The board of directors of the Bank or the Executive may terminate the Executive's employment after having determined the Executive has a Disability. For purposes of this Agreement, "Disability" means the Executive is unable to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment that can be expected to result in death or can be expected to last for a continuous period of not less than twelve (12) months. The board of directors of the Bank shall determine whether or not the Executive is and continues to be permanently disabled for purposes of this Agreement in good faith, based upon competent medical advice and other factors that they reasonably believe to be relevant. As a condition to any benefits, the board of directors may require the Executive to submit to any physical or mental evaluations and tests as they deem reasonably appropriate. In the event of such Disability, the Executive's obligation to perform services under this Agreement will terminate. The Bank will pay the Executive, as Disability pay, one hundred percent (100%) of the Executive's annual Base Salary in effect as of the date of his termination of employment due to Disability. Disability payments will be made in equal installments on a monthly basis, commencing on the first day of the month following the effective date of the Executive's termination of employment for Disability and ending on the earlier of: (x) the date he returns to full-time employment at the Bank or another employer; (y) his death; or (z) thirty-six months. Disability payments shall be reduced by the amount of any short- or long-term disability benefits payable to the Executive under any other disability programs sponsored by the Bank.

3.2 Involuntary Termination with Cause. The Bank may terminate the Executive's employment for Cause. If the Executive's employment terminates for Cause, the Executive shall receive the Base Salary through the date on which the termination of employment becomes effective and reimbursement of expenses to which the Executive is entitled when the termination becomes effective. The Executive shall not be deemed to have been terminated for Cause under this Agreement unless and until there is delivered to the Executive a copy of a resolution adopted at a meeting of the board of directors called and held for the purpose, which resolution shall (x) contain findings that the Executive has committed an act constituting Cause, and (y) specify the particulars thereof. The resolution of the board of directors shall be deemed to have been duly adopted if it is adopted by the affirmative vote of a majority of the directors then in office, excluding the Executive. Notice of the meeting and the proposed termination for Cause shall be given to the Executive a reasonable time before the meeting of the board of directors. The Executive and the Executive's counsel (if the Executive chooses to have counsel present) shall have a reasonable opportunity to be heard by the board of directors at the meeting. For purposes of this Agreement "Cause" means any of the following:

(1) a material act of dishonesty in performing the Executive's duties on behalf of the Bank;

(2) a willful misconduct that in the judgment of the board of directors will likely cause economic damage to the Bank or its affiliates or injury to the business reputation of the Bank or its affiliates;

(3) a breach of fiduciary duty involving personal profit;

(4) the intentional failure to perform stated duties under this Agreement after written notice thereof from the board of directors of the Bank;

(5) a willful violation of any law, rule or regulation (other than minor or routine traffic violations or similar offenses) that reflects adversely on the reputation of the Bank or its affiliates, any felony conviction, any violation of law involving moral turpitude, or any violation of a final cease-and-desist order; or

(6) a material breach by the Executive of any provision of this Agreement.

No act, or failure to act, on the Executive's part shall be considered "willful" unless he has acted, or failed to act, with an absence of good faith and without reasonable belief that his action or failure to act was in the best interest of the Bank.

3.3 Voluntary Termination by the Executive Without Good Reason. In addition to his other rights to terminate his employment under this Agreement, the Executive may voluntarily terminate employment during the term of this Agreement upon at least sixty (60) days prior written notice to the board of directors of the Bank. Upon the Executive's voluntary termination, he will receive only his compensation and vested rights and benefits to the date of his termination of employment. Following his voluntary termination of employment under this Section 3.3, the Executive will be subject to the restrictions set forth in Article 7.

3.4 Involuntary Termination Without Cause and Voluntary Termination with Good Reason. With written notice to the Executive at least thirty (30) days in advance, the Bank may terminate the Executive's employment without Cause. Termination shall take effect at the end of the notice period. With advance written notice to the Bank as provided in clause (y), the Executive may terminate employment for Good Reason. If the Executive's employment terminates involuntarily without Cause or voluntarily but with Good Reason, the Executive shall be entitled to the benefits specified in Article 4 of this Agreement. For purposes of this Agreement, a voluntary termination by the Executive shall be considered a voluntary termination with Good Reason if the conditions stated in both clauses (x) and (y) of this Section 3.4 are satisfied:

(x) a voluntary termination by the Executive shall be considered a termination with Good Reason if any of the following occur without the Executive's written consent, and the term Good Reason shall mean the occurrence of any of the following events without the Executive's written consent:

(1) a failure to reelect or reappoint the Executive as Chief Financial Officer and Chief Operating Officer of the Bank (provided, however, that a change in the Executive's position consented to in writing by the Executive in connection with succession planning of the Bank, or otherwise, shall not be deemed a Good Reason);

(2) a material change in the Executive's positions to become positions of lesser responsibility, importance, or scope from the positions and attributes thereof described in Sections 1.1 and 1.2 of this Agreement (provided, however, that a reduction in duties and responsibilities consented to in writing by the Executive in connection with succession planning of the Bank, or otherwise, shall not be deemed a Good Reason);

(3) a liquidation or dissolution of the Bank, other than liquidations or dissolutions that are caused by reorganizations that do not affect the status of the Executive;

(4) a material reduction in the Executive's Base Salary or benefits (or any such reduction following a Change in Control) required to be provided hereunder (other than a reduction that is generally applicable to the Bank's executive employees or a reduction or elimination of the Executive's benefits under one or more benefit plans maintained by the Bank as part of a good faith, overall reduction or elimination of such plans or benefits applicable to all participants in a manner that does not discriminate against the Executive (except as such discrimination may be necessary to comply with applicable law));

(5) a relocation of the Executive's principal place of employment by more than twenty-five (25) miles from its location as of the date of this Agreement; or

(6) a material breach of this Agreement by the Bank.

(y) the Executive must give notice to the Bank of the existence of one or more of the conditions described in clause (x) within sixty (60) days after the initial existence of the condition, and the Bank shall have thirty (30) days thereafter to remedy the condition. In addition, the Executive's voluntary termination because of the existence of one or more of the conditions described in clause (x) must occur within six (6) months after the initial existence of the condition.

ARTICLE 4
SEVERANCE COMPENSATION

4.1 **Cash Severance after Termination Without Cause or Termination for Good Reason.**

(a) Subject to the possibility that cash severance after employment termination might be delayed under Section 4.1(b), if the Executive's employment terminates involuntarily but without Cause or if the Executive terminates employment with Good Reason. The Bank shall pay the Executive, in a single lump sum within ten (10) days of his termination of employment, an amount equal to (i) the Base Salary that would have been paid to him for the remaining term of the Agreement, plus (ii) the amount of the last bonus paid to the Executive multiplied by a fraction, the numerator of which equals the number of full calendar months remaining on the term of the Agreement and the denominator of which equals twelve (12). However, the Bank and the Executive acknowledge and agree that the severance benefits under this Section 4.1 shall not be payable if severance benefits are payable or shall have been paid to the Executive under Article 5 of this Agreement.

(b) If the Executive is a "specified employee" within the meaning of Section 409A of the Internal Revenue Code of 1986, as amended (the "Code") at the time of his termination, and if the cash severance payment under Section 4.1(a) would be considered deferred compensation under Section 409A of the Code, and finally if an exemption from the six-month delay requirement of Section 409A(a)(2)(B)(i) of the Code is not available, the severance benefits shall be paid to the Executive in a single lump sum without interest on the first day of the seventh (7th) month after the month in which the Executive's employment terminates to the extent necessary to comply with Section 409A of the Code. References in this Agreement to Section 409A of the Code include rules, regulations, and guidance of general application issued by the Department of the Treasury under Section 409A of the Code.

4.2 Post-Termination Insurance Coverage.

(a) If the Executive's employment terminates involuntarily but without Cause or with Good Reason, the Bank shall continue or cause to be continued at the Bank's expense medical, dental and life insurance benefits for the Executive and any of his dependents covered at the time of his termination. The health and welfare insurance benefits shall continue until the end of the term remaining under this Agreement when the Executive's employment terminates.

(b) If (x) under the terms of the applicable policy or policies for the insurance benefits specified in Section 4.2(a) it is not possible to continue coverage for the Executive and his dependents, or (y) when employment termination occurs the Executive is a "specified employee" within the meaning of Section 409A of the Code, if any of the continued insurance coverage benefits specified in Section 4.2(a) would be considered deferred compensation under Section 409A of the Code, and finally, if an exemption from the six-month delay requirement of Section 409A(a)(2)(B)(i) of the Code is not available for that particular insurance benefit, the Bank shall pay to the Executive in a single lump sum an amount in cash equal to the present value of the Bank's projected cost to maintain that particular insurance benefit (and associated income tax gross-up benefit, if applicable) had the Executive's employment not terminated, assuming continued coverage for twenty-four (24) months. The lump-sum payment shall be made ten (10) days after employment termination or, if Section 4.1(b) applies, on the first day of the seventh (7th) month after the month in which the Executive's employment terminates.

ARTICLE 5
CHANGE IN CONTROL BENEFITS

5.1 Change in Control Benefits. If a Change in Control occurs during the term of this Agreement and, thereafter, the Executive's employment terminates involuntarily but without Cause or if the Executive voluntarily terminates employment with Good Reason, the Bank shall make or cause to be made a lump-sum payment to the Executive in an amount in cash equal to 2.00 times the Executive's "base amount" (as such term is defined for purposes of Section 280G of the Code). The payment required under this paragraph is payable no later than ten (10) business days after the Executive's termination of employment. If the Executive receives payment under Section 5.1, the Executive shall not be entitled to any additional severance benefits under Section 4.1 of this Agreement. In addition to the cash severance benefit provided for under this Section 5.1, the Bank shall provide the Executive with the post-termination insurance coverage described in Section 4.2(a) of this Agreement, subject to the provisions of Section 4.2(b) of this Agreement.

5.2 Change in Control Defined. For purposes of this Agreement "Change in Control" means a change in ownership, change in effective control or change in ownership of a substantial portion of assets of the Bank or The Victory Bancorp, Inc., as defined for purposes of Section 409A of the Code.

5.3 Potential Limitation of Benefits Under Certain Circumstances. In the event that the aggregate payments or benefits to be made or afforded to the Executive in the event of a Change of Control (whether under this Agreement or otherwise) would be deemed to include an "excess parachute payment" under Section 280G of the Code or any successor thereto, then such payments or benefits shall be reduced to the extent necessary to avoid treatment as an "excess parachute payment", with the reduction among such payments and benefits to be made first to payments and benefits payable or provided under this Agreement.

ARTICLE 6
CONFIDENTIALITY AND CREATIVE WORK

6.1 **Non-disclosure.** The Executive covenants and agrees not to reveal to any person, firm, or corporation any confidential information of any nature concerning the Bank or its business, or anything connected therewith. As used in this Article 6 the term "confidential information" means all of the confidential and proprietary information and trade secrets of the Bank and its affiliates in existence on the date hereof or existing at any time during the term of this Agreement, including but not limited to:

(a) the whole or any portion or phase of any business plans, financial information, purchasing data, supplier data, accounting data, or other financial information;

(b) the whole or any portion or phase of any research and development information, design procedures, algorithms or processes, or other technical information;

(c) the whole or any portion or phase of any marketing or sales information, sales records, customer lists, prices, sales projections, or other sales information; and

(d) trade secrets, as defined from time to time by the laws of Pennsylvania.

This Section 6.1 does not prohibit disclosure required by an order of a court having jurisdiction or a subpoena from an appropriate governmental agency or disclosure made by the Executive in the ordinary course of business and within the scope of the Executive's authority.

6.2 **Return of Materials.** The Executive agrees to immediately deliver or return to the Bank upon termination of his employment, or as soon thereafter as possible, all written information and any other items furnished by the Bank or prepared by the Executive in connection with the Executive's employment and to immediately delete all electronically stored data of the Bank maintained on the Executive's personal computers and to return all employer-provided computers or communication devices (i.e., laptop, Blackberry, PDA, etc.). The Executive will retain no copies thereof after termination of the Executive's employment.

6.3 **Creative Work.** The Executive agrees that all creative work and work product, including but not limited to all technology, business management tools, processes, software, patents, trademarks, and copyrights developed by the Executive during the term of this Agreement, regardless of when or where such work or work product was produced, constitutes work made for hire, all rights of which are owned by the Bank. The Executive hereby assigns to the Bank all rights, title, and interest, whether by way of copyrights, trade secret, trademark, patent, or otherwise, in all such work or work product, regardless of whether the same is subject to protection by patent, trademark, or copyright laws.

6.4 **Affiliates' Confidential Information is Covered; Confidentiality Obligation Survives Termination.** For purposes of this Agreement, the term "affiliate" of the Bank includes any entity that directly, or indirectly through one or more intermediaries, controls, is controlled by, or is under common control of the Bank. The rights and obligations set forth in this Article 6 shall survive termination of this Agreement.

6.5 **Injunctive Relief.** The Executive acknowledges that it is impossible to measure in money the damages that will accrue to the Bank if the Executive fails to observe the obligations imposed by this Article 6. Accordingly, if the Bank institutes an action to enforce the provisions hereof, the Executive hereby waives the claim or defense that an adequate remedy at law is available to the Bank, and the Executive agrees not to urge in any such action the claim or defense that an adequate remedy at

law exists. The confidentiality and remedies provisions of this Article 6 shall be in addition to and shall not be deemed to supersede or restrict, limit, or impair the Bank's rights under applicable state or federal statute or regulation dealing with or providing a remedy for the wrongful disclosure, misuse, or misappropriation of trade secrets or proprietary or confidential information.

ARTICLE 7
COMPETITION AFTER EMPLOYMENT TERMINATION

7.1 **Covenant Not to Solicit Employees.** The Executive agrees not to, directly or indirectly, solicit or employ the services of any officer or employee of the Bank (including an individual who was an officer or employee of the Bank during the one year period following the Executive's termination) for one year after the Executive's employment termination.

7.2 **Covenant Not to Compete.**

(a) The Executive covenants and agrees not to compete directly or indirectly with the Bank for one year after employment termination. For purposes of this Section 7.2:

(1) the term **compete** means:

(i) providing financial products or services on behalf of any financial institution for any person residing in the territory;

(ii) assisting (other than through the performance of ministerial or clerical duties) any financial institution in providing financial products or services to any person residing in the territory; or

(iii) inducing or attempting to induce any person who was a customer of the Bank at the date of the Executive's employment termination to seek financial products or services from another financial institution.

(2) the words **directly** or **indirectly** mean:

(i) acting as a consultant, officer, director, independent contractor, or employee of any financial institution in competition with the Bank in the territory, or

(ii) communicating to such financial institution the names or addresses or any financial information concerning any person who was a customer of the Bank when the Executive's employment terminated.

(3) the term **customer** means any person to whom the Bank is providing financial products or services on the date of the Executive's employment termination or within one year thereafter.

(4) the term **financial institution** means any bank, savings association, or bank or savings association holding company, or any other institution, the business of which is engaging in activities that are financial in nature or incidental to such financial activities as described in Section 4(k) of the Bank Holding Company Act of 1956, other than the Bank or any of its affiliated corporations.

(5) **financial product or service** means any product or service that a financial institution or a financial holding company could offer by engaging in any activity that is financial in

nature or incidental to such a financial activity under Section 4(k) of the Bank Holding Company Act of 1956 and that is offered by the Bank or an affiliate on the date of the Executive's employment termination, including but not limited to banking activities and activities that are closely related and a proper incident to banking.

(6) the term **person** means any individual or individuals, corporation, partnership, fiduciary or association.

(7) the term **territory** means the area within a 30-mile radius of any office of the Bank at the date of the Executive's employment termination.

(b) If any provision of this section or any word, phrase, clause, sentence or other portion thereof (including, without limitation, the geographical and temporal restrictions contained therein) is held to be unenforceable or invalid for any reason, the unenforceable or invalid provision or portion shall be modified or deleted so that the provisions hereof, as modified, are legal and enforceable to the fullest extent permitted under applicable law.

(c) The Executive acknowledges that the Bank's willingness to enter into this Agreement and to make the payments contemplated by Articles 3 and 4 of this Agreement is conditioned on the Executive's acceptance of the covenants set forth in Articles 6 and 7 of this Agreement and that the Bank would not have entered into this Agreement without such covenants in force.

7.3 Injunctive and Other Relief. Because of the unique character of the services to be rendered by the Executive hereunder, the Executive understands that the Bank would not have an adequate remedy at law for the material breach or threatened breach by the Executive of any one or more of the Executive's covenants in this Article 7. Accordingly, the Executive agrees that the Bank's remedies for a breach of this Article 7 include, but are not limited to, (x) forfeiture of any money representing accrued salary, contingent payments, or other fringe benefits (including any amount payable pursuant to Article 4) due and payable to the Executive during the period of any breach by Executive, and (y) a suit in equity by the Bank to enjoin the Executive from the breach or threatened breach of such covenants. The Executive hereby waives the claim or defense that an adequate remedy at law is available to the Bank and the Executive agrees not to urge in any such action the claim or defense that an adequate remedy at law exists. Nothing herein shall be construed to prohibit the Bank from pursuing any other or additional remedies for the breach or threatened breach.

7.4 Article 7 Survives Termination But Is Void After a Change in Control. The rights and obligations set forth in this Article 7 shall survive termination of this Agreement. However, Article 7 shall become null and void effective immediately upon a Change in Control.

ARTICLE 8
MISCELLANEOUS

8.1 Successors and Assigns.

(a) This Agreement shall be binding upon the Bank and any successor to the Bank, including any persons acquiring directly or indirectly all or substantially all of the business or assets of the Bank by purchase, merger, consolidation, reorganization, or otherwise, but this Agreement and the Bank's obligations under this Agreement are not otherwise assignable, transferable, or delegable by the Bank. By agreement in form and substance satisfactory to the Executive, the Bank shall require any successor to all or substantially all of the business or assets of the Bank expressly to assume and agree to perform this Agreement in the same manner and to the same extent the Bank would be required to perform had no

succession occurred.

(b) This Agreement shall inure to the benefit of and be enforceable by the Executive's personal or legal representatives, executors, administrators, successors, heirs, distributees, and legatees.

(c) Without written consent of the other parties, no party shall assign, transfer, or delegate this Agreement or any rights or obligations under this Agreement, except as expressly provided herein. Without limiting the generality or effect of the foregoing, the Executive's right to receive payments hereunder is not assignable or transferable, whether by pledge, creation of a security interest, or otherwise, except for a transfer by the Executive's will or by the laws of descent and distribution. If the Executive attempts an assignment or transfer that is contrary to this Section 8.1, the Bank shall have no liability to pay any amount to the assignee or transferee.

8.2 Governing Law, Jurisdiction and Forum. This Agreement shall be construed under and governed by the internal laws of the Commonwealth of Pennsylvania, without giving effect to any conflict of laws provision or rule that would cause the application of the laws of any jurisdiction other than Pennsylvania. By entering into this Agreement, the Executive acknowledges that the Executive is subject to the jurisdiction of both the federal and state courts in Pennsylvania.

8.3 Entire Agreement. This Agreement sets forth the entire agreement of the parties concerning the employment of the Executive by the Bank and replaces any prior employment agreement between the Bank and the Executive. Any oral or written statements, representations, agreements, or understandings made or entered into prior to or contemporaneously with the execution of this Agreement are hereby rescinded, revoked, and rendered null and void by the parties.

8.4 Notices. All notices, requests, demands, and other communications hereunder shall be in writing and shall be deemed to have been duly given if delivered by hand or mailed, certified or registered mail, return receipt requested, with postage prepaid. Unless otherwise changed by notice, notice shall be properly addressed to the Executive if addressed to the address of the Executive on the books and records of the Bank at the time of the delivery of such notice, and properly addressed to the Bank if addressed to the board of directors of the Bank at the Bank's executive offices.

87.5 Severability. If there is a conflict between any provision of this Agreement and any statute, regulation, or judicial precedent, the latter shall prevail, but the affected provisions of this Agreement shall be curtailed and limited solely to the extent necessary to bring them within the requirements of law. If any provisions of this Agreement is held by a court of competent jurisdiction to be indefinite, invalid, void or voidable, or otherwise unenforceable, the remainder of this Agreement shall continue in full force and effect unless that would clearly be contrary to the intentions of the parties or would result in an injustice.

8.6 Captions and Counterparts. The captions in this Agreement are solely for convenience. The captions do not define, limit, or describe the scope or intent of this Agreement. This Agreement may be executed in several counterparts, each of which shall be deemed to be an original but all of which together shall constitute one and the same instrument.

8.7 No Duty to Mitigate. The Executive shall not be required to mitigate the amount of any payment provided for in this Agreement by seeking other employment. Moreover, provided the Executive is not in breach of any obligation under Article 6 of this Agreement, the amount of any payment provided for in this Agreement shall not be reduced by any compensation earned or benefits provided as the result of employment of the Executive or as a result of the Executive being self-employed after employment termination.

8.8 Amendment and Waiver. This Agreement may not be amended, released, discharged, abandoned, changed, or modified in any manner, except by an instrument in writing signed by each of the parties hereto. The failure of any party hereto to enforce at any time any of the provisions of this Agreement shall not be construed to be a waiver of any such provision, nor affect the validity of this Agreement or any part thereof or the right of any party thereafter to enforce each and every such provision. No waiver or any breach of this Agreement shall be held to be a waiver of any other or subsequent breach.

8.9 Reimbursement of the Executive's Expenses to Enforce this Agreement. The Bank shall reimburse the Executive for all out-of-pocket expenses, including, without limitation, reasonable attorneys' fees, incurred by the Executive in connection with successful enforcement by the Executive of the obligations of the Bank to the Executive under this Agreement. Successful enforcement shall mean the grant of an award of money or the requirement that the Bank takes some action specified by this Agreement: (i) as a result of court order; or (ii) otherwise by the Bank following an initial failure of the Bank to pay such money or take such action promptly after written demand therefor from the Executive stating the reason that such money or action was due under this Agreement at or prior to the time of such demand.

8.10 Compliance with Internal Revenue Code Section 409A. The Bank and the Executive intend that their exercise of authority or discretion under this Agreement shall comply with Section 409A of the Code. If any provision of this Agreement does not satisfy the requirements of Section 409A of the Code, the provision shall nevertheless be applied in a manner consistent with those requirements. If any provision of this Agreement would subject the Executive to additional tax or interest under Section 409A of the Code, the Bank shall reform the provision. However, the Bank shall maintain to the maximum extent practicable the original intent of the applicable provision without subjecting the Executive to additional tax or interest, and the Bank shall not be required to incur any additional compensation expense as a result of the reformed provision.

8.12 Effect of Federal Banking Statutes and Regulations. Notwithstanding anything herein contained to the contrary, any payments to the Executive by the Bank whether pursuant to this Agreement or otherwise, are subject to and conditioned upon their compliance with Section 18(k) of the Federal Deposit Insurance Act, 12 U.S.C. Section 1828(k), and the regulations promulgated thereunder in 12 C.F.R. Part 359. In addition, the Executive agrees that this Agreement is subject to amendment at any time in order to comply with laws that are applicable to the Bank (including regulations and rules relating to any governmental program in which Company or the Bank may participate).

8.12 Source of Payments. All payments provided for under this Agreement shall be timely paid in cash or check from the general funds of the Bank.

IN WITNESS WHEREOF, the parties have executed this Employment Agreement as of the date first written above.

VICTORY BANK



For the Board of Directors

EXECUTIVE



Robert H. Schultz

C

EMPLOYMENT AGREEMENT

THIS EMPLOYMENT AGREEMENT (the "Agreement") is entered into as of **June 14, 2012,** by and among **THE VICTORY BANK** (the "Bank") and **RICHARD L. GRAVER** (the "Executive").

WHEREAS, the Executive serves in positions of substantial responsibility with the Bank; and

WHEREAS, the Bank and the Executive wish to set forth the terms of the Executive's continued employment in these positions and enter into this employment agreement; and

WHEREAS, the Executive is willing and desires to continue to serve in these positions with the Bank.

NOW THEREFORE, in consideration of these premises, the mutual covenants contained herein, and other good and valuable consideration the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree and intend to be legally bound as follows.

ARTICLE 1
EMPLOYMENT

1.1 <u>Employment</u>. The Bank hereby employs the Executive to serve as President and Chief Lending Officer according to the terms and conditions of this Agreement and for the period stated in Section 1.3 of this Agreement. The Executive hereby accepts continued employment according to the terms and conditions of this Agreement and for the period stated in Section 1.3 of this Agreement.

1.2 <u>Responsibilities and Duties</u>.

(a) As President and Chief Lending Officer, the Executive will perform all duties and will have all powers associated with the positions, as set forth in any job description provided to the Executive by the Bank or as may be set forth in the bylaws of the Bank. The Executive shall report directly to the Chief Executive Officer of the Bank.

(b) During the period of his employment hereunder, except for reasonable periods of absence occasioned by illness, reasonable vacation periods, and other reasonable leaves of absence approved by the board of directors of the Bank, the Executive will devote all of his business time, attention, skill and efforts to the faithful performance of his duties under this Agreement, including activities and duties directed by the board of directors. Notwithstanding the preceding sentence, subject to the approval of the board of directors, the Executive may serve as a member of the board of directors of business, community and charitable organizations, provided that in each case the service shall not materially interfere with the performance of his duties under this Agreement, adversely affect the reputation of the Bank or any of its affiliates, or present any conflict of interest. Nothing in this Section 1.2 shall prevent the Executive from managing personal investments and affairs, provided that doing so also does not interfere with the proper performance of the Executive's duties and responsibilities under this Agreement.

1.3 <u>Term</u>.

(a) The term of this Agreement shall include: (i) the initial term, consisting of the period commencing on the date of this Agreement (the "Effective Date") and continuing for thirty-six (36) full months thereafter, plus (ii) any and all extensions of the initial term made pursuant to this Section 1.3.

(b) Commencing as of the first anniversary of the Effective Date and continuing as of each anniversary of the Effective Date thereafter, the disinterested members of the board of directors of the Bank may extend the Agreement term for an additional year, so that the remaining term of the Agreement again becomes thirty-six (36) full months from the applicable anniversary of the Effective Date, unless the Executive elects not to extend the term of this Agreement by giving written notice at least thirty (30) days prior to the applicable anniversary date.

(c) The disinterested members of the board of directors of the Bank will review the Agreement and the Executive's performance annually for purposes of determining whether to extend the Agreement term and will include the rationale and results of its review in the minutes of the meetings. The board of directors will notify the Executive no earlier than ninety (90) days and no later than thirty (30) days prior to the applicable anniversary date whether it has determined to extend the Agreement.

(d) Nothing in this Agreement shall mandate or prohibit a continuation of the Executive's employment following the expiration of the term of this Agreement, upon such terms and conditions as the Bank and the Executive may mutually agree.

ARTICLE 2
COMPENSATION AND BENEFITS

2.1 <u>Base Salary and Bonus and Incentive Compensation</u>.

(a) In consideration of the Executive's performance of the obligations under this Agreement, the Bank shall pay or cause to be paid to the Executive a total salary at the annual rate of not less than **$144,800**, payable according to the regular payroll practices of the Bank. During the period of this Agreement, the board of directors (or committees thereof) shall review the Executive's base salary at least annually. Any increase in the Executive's base salary will become the new "Base Salary" for purposes of this Agreement.

(b) The Executive shall be entitled to incentive compensation in accordance with any program established by the Bank for the Executive or as otherwise may be provided to the Executive at the discretion of the Bank.

2.2 <u>Benefit Plans and Perquisites</u>. For as long as the Executive is employed by the Bank, the Executive shall be eligible (x) to participate in any and all officer or employee compensation, incentive compensation and benefit plans in effect from time to time, including without limitation plans providing retirement, medical, dental, disability, and group life benefits and including incentive, or bonus plans existing on the date of this Agreement or adopted after the date of this Agreement, provided that the Executive satisfies the eligibility requirements for any of the plans, arrangements or benefits, and (y) to receive any and all other fringe and other benefits provided from time to time, including the specific items described in (a)-(c) below.

(a) *<u>Reimbursement of business expenses</u>*. The Executive shall be entitled to reimbursement for all reasonable business expenses incurred while performing his obligations under this Agreement, including but not limited to all reasonable business travel and entertainment expenses incurred while acting at the request of or in the service of the Bank and reasonable expenses for attendance at annual and other periodic meetings of trade associations. Expenses will be reimbursed if they are submitted in accordance with the Bank's policies and procedures.

(b) *<u>Facilities</u>*. The Bank will furnish the Executive with the working facilities and staff customary for executive officers with the comparable title and duties of the Executive, as set forth in

Sections 1.1 and 1.2 of this Agreement, and as are necessary for the Executive to perform his duties. The location of such facilities and staff shall be at the principal administrative offices of the Bank.

(c) *Automobile Allowance*. During the term of this Agreement, the Bank shall provide the Executive with a automobile to be selected by the Executive. The Executive shall have exclusive use of the automobile for himself and his family. The Bank shall annually include on the Executive's Form W-2 any amount of income attributable to the Executive's personal use of the automobile. The Bank shall maintain minimum liability insurance coverage on the automobile and shall have the Executive named as additional insured on the automobile insurance policy. Upon termination of the Executive's employment hereunder (other than a termination for Cause), he shall have the option of purchasing the vehicle from the Bank for an amount equal to its fair market value. The Executive agrees to maintain the vehicle in accordance with any applicable warranty provisions, and the Bank agrees to reimburse the Executive for maintenance and upkeep, subject to submission of documentation as may be reasonably required by the Bank.

2.3 Vacation; Leave. The Executive shall be entitled to sick leave and paid annual vacation (of at least 25 days total paid time off per year) in accordance with policies established from time to time by the Bank. In addition to paid vacations and other leave, the board of directors may grant the Executive a leave or leaves of absence, with or without pay, at such time or times and upon such terms and conditions as the board of directors may determine.

2.4 Indemnification and Liability Insurance.

(a) *Indemnification*. The Bank agrees to indemnify the Executive (and his heirs, executors, and administrators), and to advance expenses related thereto, to the fullest extent permitted under applicable law and regulations against any and all expenses and liabilities reasonably incurred by him in connection with or arising out of any action, suit, or proceeding in which he may be involved by reason of his having been a director or executive of the Bank or any of its affiliates (whether or not he continues to be a director or executive at the time of incurring any such expenses or liabilities). These expenses and liabilities may include, but not be limited to, judgments, court costs, and attorneys' fees and the costs of reasonable settlements approved by the board of directors, if such action is brought against the Executive in his capacity as an executive or director of the Bank or any of its affiliates. Indemnification for expenses shall not extend to matters for which the Executive has been terminated for Cause. Nothing contained herein shall be deemed to provide indemnification prohibited by applicable law or regulation. Notwithstanding anything herein to the contrary, the obligations of this Section 2.4 shall survive the term of this Agreement by a period of six (6) years.

(b) *Insurance*. During the period in which indemnification of the Executive is required under this Section 2.4, the Bank shall provide the Executive with coverage under a directors' and officers' liability policy at the expense of the Bank, at least equivalent to such coverage provided to directors and senior executives of the Bank.

ARTICLE 3
EMPLOYMENT TERMINATION

3.1 Termination of Employment.

(a) **Death.** The Executive's employment shall terminate automatically at the Executive's death. If the Executive dies while in active service to the Bank, the Executive's spouse, or, if there is no surviving spouse, his estate, shall receive any sums due to the Executive as Base Salary and reimbursement of expenses through the end of the month in which his death occurred.

(b) **Disability.** The board of directors of the Bank or the Executive may terminate the Executive's employment after having determined the Executive has a Disability. For purposes of this Agreement, "Disability" means the Executive is unable to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment that can be expected to result in death or can be expected to last for a continuous period of not less than twelve (12) months. The board of directors of the Bank shall determine whether or not the Executive is and continues to be permanently disabled for purposes of this Agreement in good faith, based upon competent medical advice and other factors that they reasonably believe to be relevant. As a condition to any benefits, the board of directors may require the Executive to submit to any physical or mental evaluations and tests as they deem reasonably appropriate. In the event of such Disability, the Executive's obligation to perform services under this Agreement will terminate. The Bank will pay the Executive, as Disability pay, one hundred percent (100%) of the Executive's annual Base Salary in effect as of the date of his termination of employment due to Disability. Disability payments will be made in equal installments on a monthly basis, commencing on the first day of the month following the effective date of the Executive's termination of employment for Disability and ending on the earlier of: (x) the date he returns to full-time employment at the Bank or another employer; (y) his death; or (z) thirty-six months. Disability payments shall be reduced by the amount of any short- or long-term disability benefits payable to the Executive under any other disability programs sponsored by the Bank.

3.2 Involuntary Termination with Cause. The Bank may terminate the Executive's employment for Cause. If the Executive's employment terminates for Cause, the Executive shall receive the Base Salary through the date on which the termination of employment becomes effective and reimbursement of expenses to which the Executive is entitled when the termination becomes effective. The Executive shall not be deemed to have been terminated for Cause under this Agreement unless and until there is delivered to the Executive a copy of a resolution adopted at a meeting of the board of directors called and held for the purpose, which resolution shall (x) contain findings that the Executive has committed an act constituting Cause, and (y) specify the particulars thereof. The resolution of the board of directors shall be deemed to have been duly adopted if it is adopted by the affirmative vote of a majority of the directors then in office, excluding the Executive. Notice of the meeting and the proposed termination for Cause shall be given to the Executive a reasonable time before the meeting of the board of directors. The Executive and the Executive's counsel (if the Executive chooses to have counsel present) shall have a reasonable opportunity to be heard by the board of directors at the meeting. For purposes of this Agreement "Cause" means any of the following:

(1) a material act of dishonesty in performing the Executive's duties on behalf of the Bank;

(2) a willful misconduct that in the judgment of the board of directors will likely cause economic damage to the Bank or its affiliates or injury to the business reputation of the Bank or its affiliates;

(3) a breach of fiduciary duty involving personal profit;

(4) the intentional failure to perform stated duties under this Agreement after written notice thereof from the board of directors of the Bank;

(5) a willful violation of any law, rule or regulation (other than minor or routine traffic violations or similar offenses) that reflects adversely on the reputation of the Bank or its affiliates, any felony conviction, any violation of law involving moral turpitude, or any violation of a final cease-and-desist order; or

(6) a material breach by the Executive of any provision of this Agreement.

No act, or failure to act, on the Executive's part shall be considered "willful" unless he has acted, or failed to act, with an absence of good faith and without reasonable belief that his action or failure to act was in the best interest of the Bank.

3.3 Voluntary Termination by the Executive Without Good Reason. In addition to his other rights to terminate his employment under this Agreement, the Executive may voluntarily terminate employment during the term of this Agreement upon at least sixty (60) days prior written notice to the board of directors of the Bank. Upon the Executive's voluntary termination, he will receive only his compensation and vested rights and benefits to the date of his termination of employment. Following his voluntary termination of employment under this Section 3.3, the Executive will be subject to the restrictions set forth in Article 7.

3.4 Involuntary Termination Without Cause and Voluntary Termination with Good Reason. With written notice to the Executive at least thirty (30) days in advance, the Bank may terminate the Executive's employment without Cause. Termination shall take effect at the end of the notice period. With advance written notice to the Bank as provided in clause (y), the Executive may terminate employment for Good Reason. If the Executive's employment terminates involuntarily without Cause or voluntarily but with Good Reason, the Executive shall be entitled to the benefits specified in Article 4 of this Agreement. For purposes of this Agreement, a voluntary termination by the Executive shall be considered a voluntary termination with Good Reason if the conditions stated in both clauses (x) and (y) of this Section 3.4 are satisfied:

(x) a voluntary termination by the Executive shall be considered a termination with Good Reason if any of the following occur without the Executive's written consent, and the term Good Reason shall mean the occurrence of any of the following events without the Executive's written consent:

(1) a failure to reelect or reappoint the Executive as President and Chief Lending Officer of the Bank (provided, however, that a change in the Executive's position consented to in writing by the Executive in connection with succession planning of the Bank, or otherwise, shall not be deemed a Good Reason);

(2) a material change in the Executive's positions to become positions of lesser responsibility, importance, or scope from the positions and attributes thereof described in Sections 1.1 and 1.2 of this Agreement (provided, however, that a reduction in duties and responsibilities consented to in writing by the Executive in connection with succession planning of the Bank, or otherwise, shall not be deemed a Good Reason);

(3) a liquidation or dissolution of the Bank, other than liquidations or dissolutions that are caused by reorganizations that do not affect the status of the Executive;

(4) a material reduction in the Executive's Base Salary or benefits (or any such reduction following a Change in Control) required to be provided hereunder (other than a reduction that is generally applicable to the Bank's executive employees or a reduction or elimination of the Executive's benefits under one or more benefit plans maintained by the Bank as part of a good faith, overall reduction or elimination of such plans or benefits applicable to all participants in a manner that does not discriminate against the Executive (except as such discrimination may be necessary to comply with applicable law));

(5) a relocation of the Executive's principal place of employment by more than twenty-five (25) miles from its location as of the date of this Agreement; or

(6) a material breach of this Agreement by the Bank.

(y) the Executive must give notice to the Bank of the existence of one or more of the conditions described in clause (x) within sixty (60) days after the initial existence of the condition, and the Bank shall have thirty (30) days thereafter to remedy the condition. In addition, the Executive's voluntary termination because of the existence of one or more of the conditions described in clause (x) must occur within six (6) months after the initial existence of the condition.

ARTICLE 4
SEVERANCE COMPENSATION

4.1 <u>Cash Severance after Termination Without Cause or Termination for Good Reason.</u>

(a) Subject to the possibility that cash severance after employment termination might be delayed under Section 4.1(b), if the Executive's employment terminates involuntarily but without Cause or if the Executive terminates employment with Good Reason. The Bank shall pay the Executive, in a single lump sum within ten (10) days of his termination of employment, an amount equal to (i) the Base Salary that would have been paid to him for the remaining term of the Agreement, plus (ii) the amount of the last bonus paid to the Executive multiplied by a fraction, the numerator of which equals the number of full calendar months remaining on the term of the Agreement and the denominator of which equals twelve (12). However, the Bank and the Executive acknowledge and agree that the severance benefits under this Section 4.1 shall not be payable if severance benefits are payable or shall have been paid to the Executive under Article 5 of this Agreement.

(b) If the Executive is a "specified employee" within the meaning of Section 409A of the Internal Revenue Code of 1986, as amended (the "Code") at the time of his termination, and if the cash severance payment under Section 4.1(a) would be considered deferred compensation under Section 409A of the Code, and finally if an exemption from the six-month delay requirement of Section 409A(a)(2)(B)(i) of the Code is not available, the severance benefits shall be paid to the Executive in a single lump sum without interest on the first day of the seventh (7th) month after the month in which the Executive's employment terminates to the extent necessary to comply with Section 409A of the Code. References in this Agreement to Section 409A of the Code include rules, regulations, and guidance of general application issued by the Department of the Treasury under Section 409A of the Code.

4.2 Post-Termination Insurance Coverage.

(a) If the Executive's employment terminates involuntarily but without Cause or with Good Reason, the Bank shall continue or cause to be continued at the Bank's expense medical, dental and life insurance benefits for the Executive and any of his dependents covered at the time of his termination. The health and welfare insurance benefits shall continue until the end of the term remaining under this Agreement when the Executive's employment terminates.

(b) If (x) under the terms of the applicable policy or policies for the insurance benefits specified in Section 4.2(a) it is not possible to continue coverage for the Executive and his dependents, or (y) when employment termination occurs the Executive is a "specified employee" within the meaning of Section 409A of the Code, if any of the continued insurance coverage benefits specified in Section 4.2(a) would be considered deferred compensation under Section 409A of the Code, and finally, if an exemption from the six-month delay requirement of Section 409A(a)(2)(B)(i) of the Code is not available for that particular insurance benefit, the Bank shall pay to the Executive in a single lump sum an amount in cash equal to the present value of the Bank's projected cost to maintain that particular insurance benefit (and associated income tax gross-up benefit, if applicable) had the Executive's employment not terminated, assuming continued coverage for thirty-six (36) months. The lump-sum payment shall be made ten (10) days after employment termination or, if Section 4.1(b) applies, on the first day of the seventh (7th) month after the month in which the Executive's employment terminates.

ARTICLE 5
CHANGE IN CONTROL BENEFITS

5.1 Change in Control Benefits. If a Change in Control occurs during the term of this Agreement and, thereafter, the Executive's employment terminates involuntarily but without Cause or if the Executive voluntarily terminates employment with Good Reason, the Bank shall make or cause to be made a lump-sum payment to the Executive in an amount in cash equal to 2.99 times the Executive's "base amount" (as such term is defined for purposes of Section 280G of the Code). The payment required under this paragraph is payable no later than ten (10) business days after the Executive's termination of employment. If the Executive receives payment under Section 5.1, the Executive shall not be entitled to any additional severance benefits under Section 4.1 of this Agreement. In addition to the cash severance benefit provided for under this Section 5.1, the Bank shall provide the Executive with the post-termination insurance coverage described in Section 4.2(a) of this Agreement, subject to the provisions of Section 4.2(b) of this Agreement.

5.2 Change in Control Defined. For purposes of this Agreement "Change in Control" means a change in ownership, change in effective control or change in ownership of a substantial portion of assets of the Bank or The Victory Bancorp, Inc., as defined for purposes of Section 409A of the Code.

5.3 Potential Limitation of Benefits Under Certain Circumstances. In the event that the aggregate payments or benefits to be made or afforded to the Executive in the event of a Change of Control (whether under this Agreement or otherwise) would be deemed to include an "excess parachute payment" under Section 280G of the Code or any successor thereto, then such payments or benefits shall be reduced to the extent necessary to avoid treatment as an "excess parachute payment", with the reduction among such payments and benefits to be made first to payments and benefits payable or provided under this Agreement.

ARTICLE 6
CONFIDENTIALITY AND CREATIVE WORK

6.1 **Non-disclosure.** The Executive covenants and agrees not to reveal to any person, firm, or corporation any confidential information of any nature concerning the Bank or its business, or anything connected therewith. As used in this Article 6 the term "confidential information" means all of the confidential and proprietary information and trade secrets of the Bank and its affiliates in existence on the date hereof or existing at any time during the term of this Agreement, including but not limited to:

(a) the whole or any portion or phase of any business plans, financial information, purchasing data, supplier data, accounting data, or other financial information;

(b) the whole or any portion or phase of any research and development information, design procedures, algorithms or processes, or other technical information;

(c) the whole or any portion or phase of any marketing or sales information, sales records, customer lists, prices, sales projections, or other sales information; and

(d) trade secrets, as defined from time to time by the laws of Pennsylvania.

This Section 6.1 does not prohibit disclosure required by an order of a court having jurisdiction or a subpoena from an appropriate governmental agency or disclosure made by the Executive in the ordinary course of business and within the scope of the Executive's authority.

6.2 **Return of Materials.** The Executive agrees to immediately deliver or return to the Bank upon termination of his employment, or as soon thereafter as possible, all written information and any other items furnished by the Bank or prepared by the Executive in connection with the Executive's employment and to immediately delete all electronically stored data of the Bank maintained on the Executive's personal computers and to return all employer-provided computers or communication devices (i.e., laptop, Blackberry, PDA, etc.). The Executive will retain no copies thereof after termination of the Executive's employment.

6.3 **Creative Work.** The Executive agrees that all creative work and work product, including but not limited to all technology, business management tools, processes, software, patents, trademarks, and copyrights developed by the Executive during the term of this Agreement, regardless of when or where such work or work product was produced, constitutes work made for hire, all rights of which are owned by the Bank. The Executive hereby assigns to the Bank all rights, title, and interest, whether by way of copyrights, trade secret, trademark, patent, or otherwise, in all such work or work product, regardless of whether the same is subject to protection by patent, trademark, or copyright laws.

6.4 **Affiliates' Confidential Information is Covered; Confidentiality Obligation Survives Termination.** For purposes of this Agreement, the term "affiliate" of the Bank includes any entity that directly, or indirectly through one or more intermediaries, controls, is controlled by, or is under common control of the Bank. The rights and obligations set forth in this Article 6 shall survive termination of this Agreement.

6.5 **Injunctive Relief.** The Executive acknowledges that it is impossible to measure in money the damages that will accrue to the Bank if the Executive fails to observe the obligations imposed by this Article 6. Accordingly, if the Bank institutes an action to enforce the provisions hereof, the Executive hereby waives the claim or defense that an adequate remedy at law is available to the Bank, and the Executive agrees not to urge in any such action the claim or defense that an adequate remedy at

law exists. The confidentiality and remedies provisions of this Article 6 shall be in addition to and shall not be deemed to supersede or restrict, limit, or impair the Bank's rights under applicable state or federal statute or regulation dealing with or providing a remedy for the wrongful disclosure, misuse, or misappropriation of trade secrets or proprietary or confidential information.

ARTICLE 7
COMPETITION AFTER EMPLOYMENT TERMINATION

7.1 Covenant Not to Solicit Employees. The Executive agrees not to, directly or indirectly, solicit or employ the services of any officer or employee of the Bank (including an individual who was an officer or employee of the Bank during the one year period following the Executive's termination) for one year after the Executive's employment termination.

7.2 Covenant Not to Compete.

(a) The Executive covenants and agrees not to compete directly or indirectly with the Bank for one year after employment termination. For purposes of this Section 7.2:

(1) the term **compete** means:

(i) providing financial products or services on behalf of any financial institution for any person residing in the territory;

(ii) assisting (other than through the performance of ministerial or clerical duties) any financial institution in providing financial products or services to any person residing in the territory; or

(iii) inducing or attempting to induce any person who was a customer of the Bank at the date of the Executive's employment termination to seek financial products or services from another financial institution.

(2) the words **directly** or **indirectly** mean:

(i) acting as a consultant, officer, director, independent contractor, or employee of any financial institution in competition with the Bank in the territory, or

(ii) communicating to such financial institution the names or addresses or any financial information concerning any person who was a customer of the Bank when the Executive's employment terminated.

(3) the term **customer** means any person to whom the Bank is providing financial products or services on the date of the Executive's employment termination or within one year thereafter.

(4) the term **financial institution** means any bank, savings association, or bank or savings association holding company, or any other institution, the business of which is engaging in activities that are financial in nature or incidental to such financial activities as described in Section 4(k) of the Bank Holding Company Act of 1956, other than the Bank or any of its affiliated corporations.

(5) **financial product or service** means any product or service that a financial institution or a financial holding company could offer by engaging in any activity that is financial in

nature or incidental to such a financial activity under Section 4(k) of the Bank Holding Company Act of 1956 and that is offered by the Bank or an affiliate on the date of the Executive's employment termination, including but not limited to banking activities and activities that are closely related and a proper incident to banking.

(6) the term **person** means any individual or individuals, corporation, partnership, fiduciary or association.

(7) the term **territory** means the area within a 30-mile radius of any office of the Bank at the date of the Executive's employment termination.

(b) If any provision of this section or any word, phrase, clause, sentence or other portion thereof (including, without limitation, the geographical and temporal restrictions contained therein) is held to be unenforceable or invalid for any reason, the unenforceable or invalid provision or portion shall be modified or deleted so that the provisions hereof, as modified, are legal and enforceable to the fullest extent permitted under applicable law.

(c) The Executive acknowledges that the Bank's willingness to enter into this Agreement and to make the payments contemplated by Articles 3 and 4 of this Agreement is conditioned on the Executive's acceptance of the covenants set forth in Articles 6 and 7 of this Agreement and that the Bank would not have entered into this Agreement without such covenants in force.

7.3 **Injunctive and Other Relief.** Because of the unique character of the services to be rendered by the Executive hereunder, the Executive understands that the Bank would not have an adequate remedy at law for the material breach or threatened breach by the Executive of any one or more of the Executive's covenants in this Article 7. Accordingly, the Executive agrees that the Bank's remedies for a breach of this Article 7 include, but are not limited to, (x) forfeiture of any money representing accrued salary, contingent payments, or other fringe benefits (including any amount payable pursuant to Article 4) due and payable to the Executive during the period of any breach by Executive, and (y) a suit in equity by the Bank to enjoin the Executive from the breach or threatened breach of such covenants. The Executive hereby waives the claim or defense that an adequate remedy at law is available to the Bank and the Executive agrees not to urge in any such action the claim or defense that an adequate remedy at law exists. Nothing herein shall be construed to prohibit the Bank from pursuing any other or additional remedies for the breach or threatened breach.

7.4 **Article 7 Survives Termination But Is Void After a Change in Control.** The rights and obligations set forth in this Article 7 shall survive termination of this Agreement. However, Article 7 shall become null and void effective immediately upon a Change in Control.

ARTICLE 8
MISCELLANEOUS

8.1 **Successors and Assigns.**

(a) This Agreement shall be binding upon the Bank and any successor to the Bank, including any persons acquiring directly or indirectly all or substantially all of the business or assets of the Bank by purchase, merger, consolidation, reorganization, or otherwise, but this Agreement and the Bank's obligations under this Agreement are not otherwise assignable, transferable, or delegable by the Bank. By agreement in form and substance satisfactory to the Executive, the Bank shall require any successor to all or substantially all of the business or assets of the Bank expressly to assume and agree to perform this Agreement in the same manner and to the same extent the Bank would be required to perform had no

succession occurred.

(b) This Agreement shall inure to the benefit of and be enforceable by the Executive's personal or legal representatives, executors, administrators, successors, heirs, distributees, and legatees.

(c) Without written consent of the other parties, no party shall assign, transfer, or delegate this Agreement or any rights or obligations under this Agreement, except as expressly provided herein. Without limiting the generality or effect of the foregoing, the Executive's right to receive payments hereunder is not assignable or transferable, whether by pledge, creation of a security interest, or otherwise, except for a transfer by the Executive's will or by the laws of descent and distribution. If the Executive attempts an assignment or transfer that is contrary to this Section 8.1, the Bank shall have no liability to pay any amount to the assignee or transferee.

8.2 **Governing Law, Jurisdiction and Forum.** This Agreement shall be construed under and governed by the internal laws of the Commonwealth of Pennsylvania, without giving effect to any conflict of laws provision or rule that would cause the application of the laws of any jurisdiction other than Pennsylvania. By entering into this Agreement, the Executive acknowledges that the Executive is subject to the jurisdiction of both the federal and state courts in Pennsylvania.

8.3 **Entire Agreement.** This Agreement sets forth the entire agreement of the parties concerning the employment of the Executive by the Bank and replaces any prior employment agreement between the Bank and the Executive. Any oral or written statements, representations, agreements, or understandings made or entered into prior to or contemporaneously with the execution of this Agreement are hereby rescinded, revoked, and rendered null and void by the parties.

8.4 **Notices.** All notices, requests, demands, and other communications hereunder shall be in writing and shall be deemed to have been duly given if delivered by hand or mailed, certified or registered mail, return receipt requested, with postage prepaid. Unless otherwise changed by notice, notice shall be properly addressed to the Executive if addressed to the address of the Executive on the books and records of the Bank at the time of the delivery of such notice, and properly addressed to the Bank if addressed to the board of directors of the Bank at the Bank's executive offices.

87.5 **Severability.** If there is a conflict between any provision of this Agreement and any statute, regulation, or judicial precedent, the latter shall prevail, but the affected provisions of this Agreement shall be curtailed and limited solely to the extent necessary to bring them within the requirements of law. If any provisions of this Agreement is held by a court of competent jurisdiction to be indefinite, invalid, void or voidable, or otherwise unenforceable, the remainder of this Agreement shall continue in full force and effect unless that would clearly be contrary to the intentions of the parties or would result in an injustice.

8.6 **Captions and Counterparts.** The captions in this Agreement are solely for convenience. The captions do not define, limit, or describe the scope or intent of this Agreement. This Agreement may be executed in several counterparts, each of which shall be deemed to be an original but all of which together shall constitute one and the same instrument.

8.7 **No Duty to Mitigate.** The Executive shall not be required to mitigate the amount of any payment provided for in this Agreement by seeking other employment. Moreover, provided the Executive is not in breach of any obligation under Article 6 of this Agreement, the amount of any payment provided for in this Agreement shall not be reduced by any compensation earned or benefits provided as the result of employment of the Executive or as a result of the Executive being self-employed after employment termination.

8.8 **Amendment and Waiver**. This Agreement may not be amended, released, discharged, abandoned, changed, or modified in any manner, except by an instrument in writing signed by each of the parties hereto. The failure of any party hereto to enforce at any time any of the provisions of this Agreement shall not be construed to be a waiver of any such provision, nor affect the validity of this Agreement or any part thereof or the right of any party thereafter to enforce each and every such provision. No waiver or any breach of this Agreement shall be held to be a waiver of any other or subsequent breach.

8.9 **Reimbursement of the Executive's Expenses to Enforce this Agreement**. The Bank shall reimburse the Executive for all out-of-pocket expenses, including, without limitation, reasonable attorneys' fees, incurred by the Executive in connection with successful enforcement by the Executive of the obligations of the Bank to the Executive under this Agreement. Successful enforcement shall mean the grant of an award of money or the requirement that the Bank takes some action specified by this Agreement: (i) as a result of court order; or (ii) otherwise by the Bank following an initial failure of the Bank to pay such money or take such action promptly after written demand therefor from the Executive stating the reason that such money or action was due under this Agreement at or prior to the time of such demand.

8.10 **Compliance with Internal Revenue Code Section 409A.** The Bank and the Executive intend that their exercise of authority or discretion under this Agreement shall comply with Section 409A of the Code. If any provision of this Agreement does not satisfy the requirements of Section 409A of the Code, the provision shall nevertheless be applied in a manner consistent with those requirements. If any provision of this Agreement would subject the Executive to additional tax or interest under Section 409A of the Code, the Bank shall reform the provision. However, the Bank shall maintain to the maximum extent practicable the original intent of the applicable provision without subjecting the Executive to additional tax or interest, and the Bank shall not be required to incur any additional compensation expense as a result of the reformed provision.

8.12 **Effect of Federal Banking Statutes and Regulations**. Notwithstanding anything herein contained to the contrary, any payments to the Executive by the Bank whether pursuant to this Agreement or otherwise, are subject to and conditioned upon their compliance with Section 18(k) of the Federal Deposit Insurance Act, 12 U.S.C. Section 1828(k), and the regulations promulgated thereunder in 12 C.F.R. Part 359. In addition, the Executive agrees that this Agreement is subject to amendment at any time in order to comply with laws that are applicable to the Bank (including regulations and rules relating to any governmental program in which Company or the Bank may participate).

8.12 **Source of Payments**. All payments provided for under this Agreement shall be timely paid in cash or check from the general funds of the Bank.

IN WITNESS WHEREOF, the parties have executed this Employment Agreement as of the date first written above.

VICTORY BANK



For the Board of Directors

EXECUTIVE



Richard L. Graver

D

EMPLOYMENT AGREEMENT

THIS EMPLOYMENT AGREEMENT (the "Agreement") is entered into as of **June 14, 2012,** by and among **THE VICTORY BANK** (the "Bank") and **ERIC B. OFFNER** (the "Executive").

WHEREAS, the Executive serves in positions of substantial responsibility with the Bank; and

WHEREAS, the Bank and the Executive wish to set forth the terms of the Executive's continued employment in these positions and enter into this employment agreement; and

WHEREAS, the Executive is willing and desires to continue to serve in these positions with the Bank.

NOW THEREFORE, in consideration of these premises, the mutual covenants contained herein, and other good and valuable consideration the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree and intend to be legally bound as follows.

ARTICLE 1
EMPLOYMENT

1.1 Employment. The Bank hereby employs the Executive to serve as Executive Vice President and Chief Credit Officer according to the terms and conditions of this Agreement and for the period stated in Section 1.3 of this Agreement. The Executive hereby accepts continued employment according to the terms and conditions of this Agreement and for the period stated in Section 1.3 of this Agreement.

1.2 Responsibilities and Duties.

(a) As Executive Vice President and Chief Credit Officer, the Executive will perform all duties and will have all powers associated with the positions, as set forth in any job description provided to the Executive by the Bank or as may be set forth in the bylaws of the Bank. The Executive shall report directly to President and Chief Lending Officer of the Bank.

(b) During the period of his employment hereunder, except for reasonable periods of absence occasioned by illness, reasonable vacation periods, and other reasonable leaves of absence approved by the board of directors of the Bank, the Executive will devote all of his business time, attention, skill and efforts to the faithful performance of his duties under this Agreement, including activities and duties directed by the board of directors. Notwithstanding the preceding sentence, subject to the approval of the board of directors, the Executive may serve as a member of the board of directors of business, community and charitable organizations, provided that in each case the service shall not materially interfere with the performance of his duties under this Agreement, adversely affect the reputation of the Bank or any of its affiliates, or present any conflict of interest. Nothing in this Section 1.2 shall prevent the Executive from managing personal investments and affairs, provided that doing so also does not interfere with the proper performance of the Executive's duties and responsibilities under this Agreement.

1.3 Term.

(a) The term of this Agreement shall include: (i) the initial term, consisting of the period commencing on the date of this Agreement (the "Effective Date") and continuing for thirty (30) full months thereafter, plus (ii) any and all extensions of the initial term made pursuant to this Section 1.3.

(b) Commencing as of the first anniversary of the Effective Date and continuing as of each anniversary of the Effective Date thereafter, the disinterested members of the board of directors of the Bank may extend the Agreement term for an additional year, so that the remaining term of the Agreement again becomes thirty (30) full months from the applicable anniversary of the Effective Date, unless the Executive elects not to extend the term of this Agreement by giving written notice at least thirty (30) days prior to the applicable anniversary date.

(c) The disinterested members of the board of directors of the Bank will review the Agreement and the Executive's performance annually for purposes of determining whether to extend the Agreement term and will include the rationale and results of its review in the minutes of the meetings. The board of directors will notify the Executive no earlier than ninety (90) days and no later than thirty (30) days prior to the applicable anniversary date whether it has determined to extend the Agreement.

(d) Nothing in this Agreement shall mandate or prohibit a continuation of the Executive's employment following the expiration of the term of this Agreement, upon such terms and conditions as the Bank and the Executive may mutually agree.

ARTICLE 2
COMPENSATION AND BENEFITS

2.1 Base Salary and Bonus and Incentive Compensation.

(a) In consideration of the Executive's performance of the obligations under this Agreement, the Bank shall pay or cause to be paid to the Executive a total salary at the annual rate of not less than $128,000, payable according to the regular payroll practices of the Bank. During the period of this Agreement, the board of directors (or committees thereof) shall review the Executive's base salary at least annually. Any increase in the Executive's base salary will become the new "Base Salary" for purposes of this Agreement.

(b) The Executive shall be entitled to incentive compensation in accordance with any program established by the Bank for the Executive or as otherwise may be provided to the Executive at the discretion of the Bank.

2.2 Benefit Plans and Perquisites. For as long as the Executive is employed by the Bank, the Executive shall be eligible (x) to participate in any and all officer or employee compensation, incentive compensation and benefit plans in effect from time to time, including without limitation plans providing retirement, medical, dental, disability, and group life benefits and including incentive, or bonus plans existing on the date of this Agreement or adopted after the date of this Agreement, provided that the Executive satisfies the eligibility requirements for any of the plans, arrangements or benefits, and (y) to receive any and all other fringe and other benefits provided from time to time, including the specific items described in (a)-(c) below.

(a) *Reimbursement of business expenses.* The Executive shall be entitled to reimbursement for all reasonable business expenses incurred while performing his obligations under this Agreement, including but not limited to all reasonable business travel and entertainment expenses incurred while acting at the request of or in the service of the Bank and reasonable expenses for attendance at annual and other periodic meetings of trade associations. Expenses will be reimbursed if they are submitted in accordance with the Bank's policies and procedures.

(b) *Facilities.* The Bank will furnish the Executive with the working facilities and staff

customary for executive officers with the comparable title and duties of the Executive, as set forth in Sections 1.1 and 1.2 of this Agreement, and as are necessary for the Executive to perform his duties. The location of such facilities and staff shall be at the principal administrative offices of the Bank.

(c) *Automobile Allowance*. During the term of this Agreement, the Bank shall provide the Executive with a automobile to be selected by the Executive. The Executive shall have exclusive use of the automobile for himself and his family. The Bank shall annually include on the Executive's Form W-2 any amount of income attributable to the Executive's personal use of the automobile. The Bank shall maintain minimum liability insurance coverage on the automobile and shall have the Executive named as additional insured on the automobile insurance policy. Upon termination of the Executive's employment hereunder (other than a termination for Cause), he shall have the option of purchasing the vehicle from the Bank for an amount equal to its fair market value. The Executive agrees to maintain the vehicle in accordance with any applicable warranty provisions, and the Bank agrees to reimburse the Executive for maintenance and upkeep, subject to submission of documentation as may be reasonably required by the Bank.

2.3 Vacation; Leave. The Executive shall be entitled to sick leave and paid annual vacation (of at least 25 days total paid time off per year) in accordance with policies established from time to time by the Bank. In addition to paid vacations and other leave, the board of directors may grant the Executive a leave or leaves of absence, with or without pay, at such time or times and upon such terms and conditions as the board of directors may determine.

2.4 Indemnification and Liability Insurance.

(a) *Indemnification*. The Bank agrees to indemnify the Executive (and his heirs, executors, and administrators), and to advance expenses related thereto, to the fullest extent permitted under applicable law and regulations against any and all expenses and liabilities reasonably incurred by him in connection with or arising out of any action, suit, or proceeding in which he may be involved by reason of his having been a director or executive of the Bank or any of its affiliates (whether or not he continues to be a director or executive at the time of incurring any such expenses or liabilities). These expenses and liabilities may include, but not be limited to, judgments, court costs, and attorneys' fees and the costs of reasonable settlements approved by the board of directors, if such action is brought against the Executive in his capacity as an executive or director of the Bank or any of its affiliates. Indemnification for expenses shall not extend to matters for which the Executive has been terminated for Cause. Nothing contained herein shall be deemed to provide indemnification prohibited by applicable law or regulation. Notwithstanding anything herein to the contrary, the obligations of this Section 2.4 shall survive the term of this Agreement by a period of six (6) years.

(b) *Insurance*. During the period in which indemnification of the Executive is required under this Section 2.4, the Bank shall provide the Executive with coverage under a directors' and officers' liability policy at the expense of the Bank, at least equivalent to such coverage provided to directors and senior executives of the Bank.

ARTICLE 3
EMPLOYMENT TERMINATION

3.1 Termination of Employment.

(a) **Death.** The Executive's employment shall terminate automatically at the Executive's death. If the Executive dies while in active service to the Bank, the Executive's spouse, or, if there is no surviving spouse, his estate, shall receive any sums due to the Executive as Base Salary and reimbursement of expenses through the end of the month in which his death occurred.

(b) **Disability.** The board of directors of the Bank or the Executive may terminate the Executive's employment after having determined the Executive has a Disability. For purposes of this Agreement, "Disability" means the Executive is unable to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment that can be expected to result in death or can be expected to last for a continuous period of not less than twelve (12) months. The board of directors of the Bank shall determine whether or not the Executive is and continues to be permanently disabled for purposes of this Agreement in good faith, based upon competent medical advice and other factors that they reasonably believe to be relevant. As a condition to any benefits, the board of directors may require the Executive to submit to any physical or mental evaluations and tests as they deem reasonably appropriate. In the event of such Disability, the Executive's obligation to perform services under this Agreement will terminate. The Bank will pay the Executive, as Disability pay, one hundred percent (100%) of the Executive's annual Base Salary in effect as of the date of his termination of employment due to Disability. Disability payments will be made in equal installments on a monthly basis, commencing on the first day of the month following the effective date of the Executive's termination of employment for Disability and ending on the earlier of: (x) the date he returns to full-time employment at the Bank or another employer; (y) his death; or (z) thirty-six months. Disability payments shall be reduced by the amount of any short- or long-term disability benefits payable to the Executive under any other disability programs sponsored by the Bank.

3.2 Involuntary Termination with Cause. The Bank may terminate the Executive's employment for Cause. If the Executive's employment terminates for Cause, the Executive shall receive the Base Salary through the date on which the termination of employment becomes effective and reimbursement of expenses to which the Executive is entitled when the termination becomes effective. The Executive shall not be deemed to have been terminated for Cause under this Agreement unless and until there is delivered to the Executive a copy of a resolution adopted at a meeting of the board of directors called and held for the purpose, which resolution shall (x) contain findings that the Executive has committed an act constituting Cause, and (y) specify the particulars thereof. The resolution of the board of directors shall be deemed to have been duly adopted if it is adopted by the affirmative vote of a majority of the directors then in office, excluding the Executive. Notice of the meeting and the proposed termination for Cause shall be given to the Executive a reasonable time before the meeting of the board of directors. The Executive and the Executive's counsel (if the Executive chooses to have counsel present) shall have a reasonable opportunity to be heard by the board of directors at the meeting. For purposes of this Agreement "Cause" means any of the following:

(1) a material act of dishonesty in performing the Executive's duties on behalf of the Bank;

(2) a willful misconduct that in the judgment of the board of directors will likely cause economic damage to the Bank or its affiliates or injury to the business reputation of the Bank or its affiliates;

(3) a breach of fiduciary duty involving personal profit;

(4) the intentional failure to perform stated duties under this Agreement after written notice thereof from the board of directors of the Bank;

(5) a willful violation of any law, rule or regulation (other than minor or routine traffic violations or similar offenses) that reflects adversely on the reputation of the Bank or its affiliates, any felony conviction, any violation of law involving moral turpitude, or any violation of a final cease-and-desist order; or

(6) a material breach by the Executive of any provision of this Agreement.

No act, or failure to act, on the Executive's part shall be considered "willful" unless he has acted, or failed to act, with an absence of good faith and without reasonable belief that his action or failure to act was in the best interest of the Bank.

3.3 Voluntary Termination by the Executive Without Good Reason. In addition to his other rights to terminate his employment under this Agreement, the Executive may voluntarily terminate employment during the term of this Agreement upon at least sixty (60) days prior written notice to the board of directors of the Bank. Upon the Executive's voluntary termination, he will receive only his compensation and vested rights and benefits to the date of his termination of employment. Following his voluntary termination of employment under this Section 3.3, the Executive will be subject to the restrictions set forth in Article 7.

3.4 Involuntary Termination Without Cause and Voluntary Termination with Good Reason. With written notice to the Executive at least thirty (30) days in advance, the Bank may terminate the Executive's employment without Cause. Termination shall take effect at the end of the notice period. With advance written notice to the Bank as provided in clause (y), the Executive may terminate employment for Good Reason. If the Executive's employment terminates involuntarily without Cause or voluntarily but with Good Reason, the Executive shall be entitled to the benefits specified in Article 4 of this Agreement. For purposes of this Agreement, a voluntary termination by the Executive shall be considered a voluntary termination with Good Reason if the conditions stated in both clauses (x) and (y) of this Section 3.4 are satisfied:

(x) a voluntary termination by the Executive shall be considered a termination with Good Reason if any of the following occur without the Executive's written consent, and the term Good Reason shall mean the occurrence of any of the following events without the Executive's written consent:

(1) a failure to reelect or reappoint the Executive as Executive Vice President and Chief credit Officer of the Bank (provided, however, that a change in the Executive's position consented to in writing by the Executive in connection with succession planning of the Bank, or otherwise, shall not be deemed a Good Reason);

(2) a material change in the Executive's positions to become positions of lesser responsibility, importance, or scope from the positions and attributes thereof described in Sections 1.1 and 1.2 of this Agreement (provided, however, that a reduction in duties and responsibilities consented to in writing by the Executive in connection with succession planning of the Bank, or otherwise, shall not be deemed a Good Reason);

(3) a liquidation or dissolution of the Bank, other than liquidations or dissolutions that are caused by reorganizations that do not affect the status of the Executive;

(4) a material reduction in the Executive's Base Salary or benefits (or any such reduction following a Change in Control) required to be provided hereunder (other than a reduction that is generally applicable to the Bank's executive employees or a reduction or elimination of the Executive's benefits under one or more benefit plans maintained by the Bank as part of a good faith, overall reduction or elimination of such plans or benefits applicable to all participants in a manner that does not discriminate against the Executive (except as such discrimination may be necessary to comply with applicable law));

(5) a relocation of the Executive's principal place of employment by more than twenty-five (25) miles from its location as of the date of this Agreement; or

(6) a material breach of this Agreement by the Bank.

(y) the Executive must give notice to the Bank of the existence of one or more of the conditions described in clause (x) within sixty (60) days after the initial existence of the condition, and the Bank shall have thirty (30) days thereafter to remedy the condition. In addition, the Executive's voluntary termination because of the existence of one or more of the conditions described in clause (x) must occur within six (6) months after the initial existence of the condition.

ARTICLE 4
SEVERANCE COMPENSATION

4.1 Cash Severance after Termination Without Cause or Termination for Good Reason.

(a) Subject to the possibility that cash severance after employment termination might be delayed under Section 4.1(b), if the Executive's employment terminates involuntarily but without Cause or if the Executive terminates employment with Good Reason. The Bank shall pay the Executive, in a single lump sum within ten (10) days of his termination of employment, an amount equal to (i) the Base Salary that would have been paid to him for the remaining term of the Agreement, plus (ii) the amount of the last bonus paid to the Executive multiplied by a fraction, the numerator of which equals the number of full calendar months remaining on the term of the Agreement and the denominator of which equals twelve (12). However, the Bank and the Executive acknowledge and agree that the severance benefits under this Section 4.1 shall not be payable if severance benefits are payable or shall have been paid to the Executive under Article 5 of this Agreement.

(b) If the Executive is a "specified employee" within the meaning of Section 409A of the Internal Revenue Code of 1986, as amended (the "Code") at the time of his termination, and if the cash severance payment under Section 4.1(a) would be considered deferred compensation under Section 409A of the Code, and finally if an exemption from the six-month delay requirement of Section 409A(a)(2)(B)(i) of the Code is not available, the severance benefits shall be paid to the Executive in a single lump sum without interest on the first day of the seventh (7th) month after the month in which the Executive's employment terminates to the extent necessary to comply with Section 409A of the Code. References in this Agreement to Section 409A of the Code include rules, regulations, and guidance of general application issued by the Department of the Treasury under Section 409A of the Code.

4.2 Post-Termination Insurance Coverage.

(a) If the Executive's employment terminates involuntarily but without Cause or with Good Reason, the Bank shall continue or cause to be continued at the Bank's expense medical, dental and life insurance benefits for the Executive and any of his dependents covered at the time of his termination. The health and welfare insurance benefits shall continue until the end of the term remaining under this Agreement when the Executive's employment terminates.

(b) If (x) under the terms of the applicable policy or policies for the insurance benefits specified in Section 4.2(a) it is not possible to continue coverage for the Executive and his dependents, or (y) when employment termination occurs the Executive is a "specified employee" within the meaning of Section 409A of the Code, if any of the continued insurance coverage benefits specified in Section 4.2(a) would be considered deferred compensation under Section 409A of the Code, and finally, if an exemption from the six-month delay requirement of Section 409A(a)(2)(B)(i) of the Code is not available for that particular insurance benefit, the Bank shall pay to the Executive in a single lump sum an amount in cash equal to the present value of the Bank's projected cost to maintain that particular insurance benefit (and associated income tax gross-up benefit, if applicable) had the Executive's employment not terminated, assuming continued coverage for thirty (30) months. The lump-sum payment shall be made ten (10) days after employment termination or, if Section 4.1(b) applies, on the first day of the seventh (7th) month after the month in which the Executive's employment terminates.

ARTICLE 5
CHANGE IN CONTROL BENEFITS

5.1 Change in Control Benefits. If a Change in Control occurs during the term of this Agreement and, thereafter, the Executive's employment terminates involuntarily but without Cause or if the Executive voluntarily terminates employment with Good Reason, the Bank shall make or cause to be made a lump-sum payment to the Executive in an amount in cash equal to 2.50 times the Executive's "base amount" (as such term is defined for purposes of Section 280G of the Code). The payment required under this paragraph is payable no later than ten (10) business days after the Executive's termination of employment. If the Executive receives payment under Section 5.1, the Executive shall not be entitled to any additional severance benefits under Section 4.1 of this Agreement. In addition to the cash severance benefit provided for under this Section 5.1, the Bank shall provide the Executive with the post-termination insurance coverage described in Section 4.2(a) of this Agreement, subject to the provisions of Section 4.2(b) of this Agreement.

5.2 Change in Control Defined. For purposes of this Agreement "Change in Control" means a change in ownership, change in effective control or change in ownership of a substantial portion of assets of the Bank or The Victory Bancorp, Inc., as defined for purposes of Section 409A of the Code.

5.3 Potential Limitation of Benefits Under Certain Circumstances. In the event that the aggregate payments or benefits to be made or afforded to the Executive in the event of a Change of Control (whether under this Agreement or otherwise) would be deemed to include an "excess parachute payment" under Section 280G of the Code or any successor thereto, then such payments or benefits shall be reduced to the extent necessary to avoid treatment as an "excess parachute payment", with the reduction among such payments and benefits to be made first to payments and benefits payable or provided under this Agreement.

ARTICLE 6
CONFIDENTIALITY AND CREATIVE WORK

6.1 **Non-disclosure.** The Executive covenants and agrees not to reveal to any person, firm, or corporation any confidential information of any nature concerning the Bank or its business, or anything connected therewith. As used in this Article 6 the term "confidential information" means all of the confidential and proprietary information and trade secrets of the Bank and its affiliates in existence on the date hereof or existing at any time during the term of this Agreement, including but not limited to:

(a) the whole or any portion or phase of any business plans, financial information, purchasing data, supplier data, accounting data, or other financial information;

(b) the whole or any portion or phase of any research and development information, design procedures, algorithms or processes, or other technical information;

(c) the whole or any portion or phase of any marketing or sales information, sales records, customer lists, prices, sales projections, or other sales information; and

(d) trade secrets, as defined from time to time by the laws of Pennsylvania.

This Section 6.1 does not prohibit disclosure required by an order of a court having jurisdiction or a subpoena from an appropriate governmental agency or disclosure made by the Executive in the ordinary course of business and within the scope of the Executive's authority.

6.2 **Return of Materials.** The Executive agrees to immediately deliver or return to the Bank upon termination of his employment, or as soon thereafter as possible, all written information and any other items furnished by the Bank or prepared by the Executive in connection with the Executive's employment and to immediately delete all electronically stored data of the Bank maintained on the Executive's personal computers and to return all employer-provided computers or communication devices (i.e., laptop, Blackberry, PDA, etc.). The Executive will retain no copies thereof after termination of the Executive's employment.

6.3 **Creative Work.** The Executive agrees that all creative work and work product, including but not limited to all technology, business management tools, processes, software, patents, trademarks, and copyrights developed by the Executive during the term of this Agreement, regardless of when or where such work or work product was produced, constitutes work made for hire, all rights of which are owned by the Bank. The Executive hereby assigns to the Bank all rights, title, and interest, whether by way of copyrights, trade secret, trademark, patent, or otherwise, in all such work or work product, regardless of whether the same is subject to protection by patent, trademark, or copyright laws.

6.4 **Affiliates' Confidential Information is Covered; Confidentiality Obligation Survives Termination.** For purposes of this Agreement, the term "affiliate" of the Bank includes any entity that directly, or indirectly through one or more intermediaries, controls, is controlled by, or is under common control of the Bank. The rights and obligations set forth in this Article 6 shall survive termination of this Agreement.

6.5 **Injunctive Relief.** The Executive acknowledges that it is impossible to measure in money the damages that will accrue to the Bank if the Executive fails to observe the obligations imposed by this Article 6. Accordingly, if the Bank institutes an action to enforce the provisions hereof, the Executive hereby waives the claim or defense that an adequate remedy at law is available to the Bank, and the Executive agrees not to urge in any such action the claim or defense that an adequate remedy at

law exists. The confidentiality and remedies provisions of this Article 6 shall be in addition to and shall not be deemed to supersede or restrict, limit, or impair the Bank's rights under applicable state or federal statute or regulation dealing with or providing a remedy for the wrongful disclosure, misuse, or misappropriation of trade secrets or proprietary or confidential information.

ARTICLE 7
COMPETITION AFTER EMPLOYMENT TERMINATION

7.1 **Covenant Not to Solicit Employees.** The Executive agrees not to, directly or indirectly, solicit or employ the services of any officer or employee of the Bank (including an individual who was an officer or employee of the Bank during the one year period following the Executive's termination) for one year after the Executive's employment termination.

7.2 **Covenant Not to Compete.**

(a) The Executive covenants and agrees not to compete directly or indirectly with the Bank for one year after employment termination. For purposes of this Section 7.2:

(1) the term **compete** means:

(i) providing financial products or services on behalf of any financial institution for any person residing in the territory;

(ii) assisting (other than through the performance of ministerial or clerical duties) any financial institution in providing financial products or services to any person residing in the territory; or

(iii) inducing or attempting to induce any person who was a customer of the Bank at the date of the Executive's employment termination to seek financial products or services from another financial institution.

(2) the words **directly** or **indirectly** mean:

(i) acting as a consultant, officer, director, independent contractor, or employee of any financial institution in competition with the Bank in the territory, or

(ii) communicating to such financial institution the names or addresses or any financial information concerning any person who was a customer of the Bank when the Executive's employment terminated.

(3) the term **customer** means any person to whom the Bank is providing financial products or services on the date of the Executive's employment termination or within one year thereafter.

(4) the term **financial institution** means any bank, savings association, or bank or savings association holding company, or any other institution, the business of which is engaging in activities that are financial in nature or incidental to such financial activities as described in Section 4(k) of the Bank Holding Company Act of 1956, other than the Bank or any of its affiliated corporations.

(5) **financial product or service** means any product or service that a financial institution or a financial holding company could offer by engaging in any activity that is financial in

nature or incidental to such a financial activity under Section 4(k) of the Bank Holding Company Act of 1956 and that is offered by the Bank or an affiliate on the date of the Executive's employment termination, including but not limited to banking activities and activities that are closely related and a proper incident to banking.

(6) the term **person** means any individual or individuals, corporation, partnership, fiduciary or association.

(7) the term **territory** means the area within a 30-mile radius of any office of the Bank at the date of the Executive's employment termination.

(b) If any provision of this section or any word, phrase, clause, sentence or other portion thereof (including, without limitation, the geographical and temporal restrictions contained therein) is held to be unenforceable or invalid for any reason, the unenforceable or invalid provision or portion shall be modified or deleted so that the provisions hereof, as modified, are legal and enforceable to the fullest extent permitted under applicable law.

(c) The Executive acknowledges that the Bank's willingness to enter into this Agreement and to make the payments contemplated by Articles 3 and 4 of this Agreement is conditioned on the Executive's acceptance of the covenants set forth in Articles 6 and 7 of this Agreement and that the Bank would not have entered into this Agreement without such covenants in force.

7.3 Injunctive and Other Relief. Because of the unique character of the services to be rendered by the Executive hereunder, the Executive understands that the Bank would not have an adequate remedy at law for the material breach or threatened breach by the Executive of any one or more of the Executive's covenants in this Article 7. Accordingly, the Executive agrees that the Bank's remedies for a breach of this Article 7 include, but are not limited to, (x) forfeiture of any money representing accrued salary, contingent payments, or other fringe benefits (including any amount payable pursuant to Article 4) due and payable to the Executive during the period of any breach by Executive, and (y) a suit in equity by the Bank to enjoin the Executive from the breach or threatened breach of such covenants. The Executive hereby waives the claim or defense that an adequate remedy at law is available to the Bank and the Executive agrees not to urge in any such action the claim or defense that an adequate remedy at law exists. Nothing herein shall be construed to prohibit the Bank from pursuing any other or additional remedies for the breach or threatened breach.

7.4 Article 7 Survives Termination But Is Void After a Change in Control. The rights and obligations set forth in this Article 7 shall survive termination of this Agreement. However, Article 7 shall become null and void effective immediately upon a Change in Control.

ARTICLE 8
MISCELLANEOUS

8.1 Successors and Assigns.

(a) This Agreement shall be binding upon the Bank and any successor to the Bank, including any persons acquiring directly or indirectly all or substantially all of the business or assets of the Bank by purchase, merger, consolidation, reorganization, or otherwise, but this Agreement and the Bank's obligations under this Agreement are not otherwise assignable, transferable, or delegable by the Bank. By agreement in form and substance satisfactory to the Executive, the Bank shall require any successor to all or substantially all of the business or assets of the Bank expressly to assume and agree to perform this Agreement in the same manner and to the same extent the Bank would be required to perform had no

succession occurred.

(b) This Agreement shall inure to the benefit of and be enforceable by the Executive's personal or legal representatives, executors, administrators, successors, heirs, distributees, and legatees.

(c) Without written consent of the other parties, no party shall assign, transfer, or delegate this Agreement or any rights or obligations under this Agreement, except as expressly provided herein. Without limiting the generality or effect of the foregoing, the Executive's right to receive payments hereunder is not assignable or transferable, whether by pledge, creation of a security interest, or otherwise, except for a transfer by the Executive's will or by the laws of descent and distribution. If the Executive attempts an assignment or transfer that is contrary to this Section 8.1, the Bank shall have no liability to pay any amount to the assignee or transferee.

8.2 **Governing Law, Jurisdiction and Forum.** This Agreement shall be construed under and governed by the internal laws of the Commonwealth of Pennsylvania, without giving effect to any conflict of laws provision or rule that would cause the application of the laws of any jurisdiction other than Pennsylvania. By entering into this Agreement, the Executive acknowledges that the Executive is subject to the jurisdiction of both the federal and state courts in Pennsylvania.

8.3 **Entire Agreement.** This Agreement sets forth the entire agreement of the parties concerning the employment of the Executive by the Bank and replaces any prior employment agreement between the Bank and the Executive. Any oral or written statements, representations, agreements, or understandings made or entered into prior to or contemporaneously with the execution of this Agreement are hereby rescinded, revoked, and rendered null and void by the parties.

8.4 **Notices.** All notices, requests, demands, and other communications hereunder shall be in writing and shall be deemed to have been duly given if delivered by hand or mailed, certified or registered mail, return receipt requested, with postage prepaid. Unless otherwise changed by notice, notice shall be properly addressed to the Executive if addressed to the address of the Executive on the books and records of the Bank at the time of the delivery of such notice, and properly addressed to the Bank if addressed to the board of directors of the Bank at the Bank's executive offices.

87.5 **Severability.** If there is a conflict between any provision of this Agreement and any statute, regulation, or judicial precedent, the latter shall prevail, but the affected provisions of this Agreement shall be curtailed and limited solely to the extent necessary to bring them within the requirements of law. If any provisions of this Agreement is held by a court of competent jurisdiction to be indefinite, invalid, void or voidable, or otherwise unenforceable, the remainder of this Agreement shall continue in full force and effect unless that would clearly be contrary to the intentions of the parties or would result in an injustice.

8.6 **Captions and Counterparts.** The captions in this Agreement are solely for convenience. The captions do not define, limit, or describe the scope or intent of this Agreement. This Agreement may be executed in several counterparts, each of which shall be deemed to be an original but all of which together shall constitute one and the same instrument.

8.7 **No Duty to Mitigate.** The Executive shall not be required to mitigate the amount of any payment provided for in this Agreement by seeking other employment. Moreover, provided the Executive is not in breach of any obligation under Article 6 of this Agreement, the amount of any payment provided for in this Agreement shall not be reduced by any compensation earned or benefits provided as the result of employment of the Executive or as a result of the Executive being self-employed after employment termination.

8.8 **Amendment and Waiver**. This Agreement may not be amended, released, discharged, abandoned, changed, or modified in any manner, except by an instrument in writing signed by each of the parties hereto. The failure of any party hereto to enforce at any time any of the provisions of this Agreement shall not be construed to be a waiver of any such provision, nor affect the validity of this Agreement or any part thereof or the right of any party thereafter to enforce each and every such provision. No waiver or any breach of this Agreement shall be held to be a waiver of any other or subsequent breach.

8.9 **Reimbursement of the Executive's Expenses to Enforce this Agreement**. The Bank shall reimburse the Executive for all out-of-pocket expenses, including, without limitation, reasonable attorneys' fees, incurred by the Executive in connection with successful enforcement by the Executive of the obligations of the Bank to the Executive under this Agreement. Successful enforcement shall mean the grant of an award of money or the requirement that the Bank takes some action specified by this Agreement: (i) as a result of court order; or (ii) otherwise by the Bank following an initial failure of the Bank to pay such money or take such action promptly after written demand therefor from the Executive stating the reason that such money or action was due under this Agreement at or prior to the time of such demand.

8.10 **Compliance with Internal Revenue Code Section 409A**. The Bank and the Executive intend that their exercise of authority or discretion under this Agreement shall comply with Section 409A of the Code. If any provision of this Agreement does not satisfy the requirements of Section 409A of the Code, the provision shall nevertheless be applied in a manner consistent with those requirements. If any provision of this Agreement would subject the Executive to additional tax or interest under Section 409A of the Code, the Bank shall reform the provision. However, the Bank shall maintain to the maximum extent practicable the original intent of the applicable provision without subjecting the Executive to additional tax or interest, and the Bank shall not be required to incur any additional compensation expense as a result of the reformed provision.

8.12 **Effect of Federal Banking Statutes and Regulations**. Notwithstanding anything herein contained to the contrary, any payments to the Executive by the Bank whether pursuant to this Agreement or otherwise, are subject to and conditioned upon their compliance with Section 18(k) of the Federal Deposit Insurance Act, 12 U.S.C. Section 1828(k), and the regulations promulgated thereunder in 12 C.F.R. Part 359. In addition, the Executive agrees that this Agreement is subject to amendment at any time in order to comply with laws that are applicable to the Bank (including regulations and rules relating to any governmental program in which Company or the Bank may participate).

8.12 **Source of Payments**. All payments provided for under this Agreement shall be timely paid in cash or check from the general funds of the Bank.

IN WITNESS WHEREOF, the parties have executed this Employment Agreement as of the date first written above.

VICTORY BANK

[signature], Chairman & CEO

For the Board of Directors

EXECUTIVE

[signature] 6-14-12

Eric B. Offner

E

CHANGE IN CONTROL SEVERANCE AGREEMENT

THIS CHANGE IN CONTROL SEVERANCE AGREEMENT (the "Agreement") is entered into as of June14, 2012, by and between **THE VICTORY BANK** (the "Bank") and **SAUL S. RIVKIN** (the "Executive").

WHEREAS, the Executive has made significant contributions to the success of the Bank; and

WHEREAS, the Bank wishes to provide additional incentives for the Executive to remain in the employment of the Bank.

NOW THEREFORE, in consideration of these premises and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows.

1. Termination after a Change in Control.

(a) Cash benefit. Notwithstanding any other provisions in this Agreement, if the Executive's employment terminates involuntarily, but without Cause, or voluntarily, but with Good Reason, in either case within 12 months after a Change in Control, the Bank shall make a lump-sum payment to the Executive in an amount in cash equal to one (1) times the Executive's base salary (at the rate in effect immediately prior to the Change in Control or, if higher, the rate in effect when the Executive terminates employment). Unless a delay in payment is required under Section 1(b) of this Agreement, the payment required under this Section 1(a) shall be made within five (5) business days after the Executive's employment termination. The amount payable to the Executive hereunder shall not be reduced to account for the time value of money or discounted to present value. If the Executive's employment terminates involuntarily, but without Cause, before the Change in Control occurs but after discussions regarding the Change in Control commence, then for purposes of this Agreement the Executive's employment shall be deemed to have terminated immediately after the Change in Control and, unless delay is required under Section 1(b) of this Agreement, the Executive shall be entitled to the cash benefit under this Section 1(a) within five (5) business days after the Change in Control.

(b) Payment of the benefit. If, at the time his employment terminates, the Executive is a "specified employee" within the meaning of Section 409A of the Internal Revenue Code of 1986, as amended (the "Code"), if the cash severance benefit under Section 1(a) would be considered deferred compensation under Section 409A of the Code, and finally if an exemption from the six-month delay requirement of Section 409A(a)(2)(B)(i) of the Code is not available, payment of the benefit under Section 1(a) shall be delayed and shall be made to the Executive in a single lump sum without interest on the first business day of the seventh (7th) month after the month in which the Executive's employment terminates.

(c) Change in Control.

For purposes of this Agreement "Change in Control" means a change in ownership, change in effective control or change in ownership of a substantial portion of assets of the Bank or The Victory Bancorp, Inc., as defined for purposes of Section 409A of the Code.

(d) Involuntary termination with Cause. For purposes of this Agreement termination of the Executive's employment shall be considered an involuntary termination with Cause if the Executive shall have been terminated for any of the following reasons:

(1) a material act of dishonesty in performing the Executive's duties on behalf of the Bank;

(2) a willful misconduct that in the judgment of the board of directors will likely cause economic damage to the Bank or its affiliates or injury to the business reputation of the Bank or its affiliates;

(3) a breach of fiduciary duty involving personal profit;

(4) the intentional failure of the Executive to perform his stated duties after written notice thereof from his supervisor or the board of directors of the Bank; or

(5) a willful violation of any law, rule or regulation (other than minor or routine traffic violations or similar offenses) that reflects adversely on the reputation of the Bank or its affiliates, any felony conviction, any violation of law involving moral turpitude, or any violation of a final cease-and-desist order.

No act, or failure to act, on the Executive's part shall be considered "willful" unless he has acted, or failed to act, with an absence of good faith and without reasonable belief that his action or failure to act was in the best interest of the Bank.

(e) Voluntary termination with Good Reason. For purposes of this Agreement a voluntary termination by the Executive shall be considered a voluntary termination with Good Reason if the conditions stated in both clauses (1) and (2) are satisfied –

(1) a voluntary termination by the Executive shall be considered a voluntary termination with Good Reason if any of the following occur without the Executive's advance written consent, and the term Good Reason shall mean the occurrence of any of the following without the Executive's advance written consent –

(i) a material diminution of the Executive's base salary,

(ii) a material diminution of the Executive's authority, duties, or responsibilities,

(iii) a material diminution in the authority, duties, or responsibilities of the supervisor to whom the Executive is required to report, or

(iv) a change by more than twenty-five (25) miles in the geographic location at which the Executive must perform services.

(2) the Executive must give notice to the Bank of the existence of one or more of the conditions described in clause (1) within sixty (60) days after the initial existence of the condition, and the Bank shall have thirty (30) days thereafter to remedy the condition. In addition, the Executive's voluntary termination because of the existence of one or more of the conditions described in clause (1) must occur within six (6) months after the initial existence of the condition.

2. Continuation of Benefits.

(a) Benefits. Subject to Section 2(b) of this Agreement, if the Executive becomes entitled to a severance benefit pursuant to Section 1(a) of this Agreement, the Bank shall continue or cause to be continued life and health insurance coverage substantially identical to the coverage maintained for the Executive before termination and in accordance with the same schedule prevailing before employment termination. The insurance coverage shall cease twelve (12) months after the Executive's termination of employment.

(b) Alternative lump-sum cash payment. If (x) under the terms of the applicable policy or policies for the insurance benefits specified in Section 2(a) it is not possible to continue coverage for the Executive and his dependents, or (y) when employment termination occurs the Executive is a "specified employee" within the meaning of Section 409A of the Code, if any of the continued insurance coverage benefits specified in Section 4.2(a) would be considered deferred compensation under Section 409A of the Code, and finally, if an exemption from the six-month delay requirement of Section 409A(a)(2)(B)(i) of the Code is not available for that particular insurance benefit, the Bank shall pay to the Executive in a single lump sum an amount in cash equal to the present value of the Bank's projected cost to maintain that particular insurance benefit (and associated income tax gross-up benefit, if applicable) had the Executive's employment not terminated, assuming continued coverage for twelve (12) months. The lump-sum payment shall be made five (5) days after employment termination or, if Section 1(b) applies, on the first day of the seventh (7th) month after the month in which the Executive's employment terminates.

3. Termination for Which No Benefits Are Payable. Despite anything in this Agreement to the contrary, the Executive shall be entitled to no benefits under this Agreement if the Executive's employment terminates with Cause, if the Executive dies while actively employed by the Bank, or if the Executive becomes totally disabled while actively employed by the Bank. For purposes of this Agreement, the Executive will be considered to have become totally disabled if the Executive is unable to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment that can be expected to result in death or can be expected to last for a continuous period of not less than twelve (12) months. The benefits, if any, payable to the Executive or the Executive's beneficiary or estate relating to the Executive's death or disability shall be determined solely by such benefit plans or arrangements as the Bank may have with the Executive relating to death or disability, not by this Agreement.

4. Term of Agreement.

(a) The term of this Agreement shall include: (i) the initial term, consisting of the period commencing on the date of this Agreement (the "Effective Date") and continuing for twelve (12) full months thereafter, plus (ii) any and all extensions of the initial term made pursuant to this Section 4.

(b) Commencing as of the first anniversary of the Effective Date and continuing as of each anniversary of the Effective Date thereafter, the disinterested members of the board of directors of the Bank may extend the Agreement term for an additional year, so that the remaining term of the Agreement again becomes twelve (12) full months from the applicable anniversary of the Effective Date, unless the Executive elects not to extend the term of this Agreement by giving written notice at least thirty (30) days prior to the applicable anniversary date.

5. Limitation of Benefits Under Certain Circumstances. In the event that the aggregate payments or benefits to be made or afforded to the Executive in the event of a Change of Control (whether under this Agreement or otherwise) would be deemed to include an "excess parachute payment" under Section 280G of the Code or any successor thereto, then such payments or benefits shall

be reduced to the extent necessary to avoid treatment as an "excess parachute payment", with the reduction among such payments and benefits to be made first to payments and benefits payable or provided under this Agreement.

6. This Agreement Is Not an Employment Contract. The parties hereto acknowledge and agree that (*x*) this Agreement is not a management or employment agreement and (*y*) nothing in this Agreement shall give the Executive any rights or impose any obligations to continued employment by the Bank or any subsidiary or successor of the Bank.

7. Withholding of Taxes. The Bank may withhold from any benefits payable under this Agreement all Federal, state, local or other taxes as may be required by law, governmental regulation, or ruling.

8. Successors and Assigns.

(a) This Agreement shall be binding upon the Bank and any successor to the Bank, including any persons acquiring directly or indirectly all or substantially all of the business or assets of the Bank by purchase, merger, consolidation, reorganization, or otherwise. But, this Agreement and the Bank's obligations under this Agreement are not otherwise assignable, transferable, or delegable by the Bank. By agreement in form and substance satisfactory to the Executive, the Bank shall require any successor to all or substantially all of the business or assets of the Bank expressly to assume and agree to perform this Agreement in the same manner and to the same extent the Bank would be required to perform had no succession occurred.

(b) This Agreement shall inure to the benefit of and be enforceable by the Executive's personal or legal representatives, executors, administrators, successors, heirs, distributees, and legatees.

(c) This Agreement is personal in nature. Without written consent of the other party, neither party shall assign, transfer, or delegate this Agreement or any rights or obligations under this Agreement except as expressly provided in this Section 8. Without limiting the generality of the foregoing, the Executive's right to receive payments hereunder is not assignable or transferable, whether by pledge, creation of a security interest, or otherwise, except for a transfer by Executive's will or by the laws of descent and distribution. If the Executive attempts an assignment or transfer that is contrary to this Section 8, the Bank shall have no liability to pay any amount to the assignee or transferee.

9. Notices. Any notice under this Agreement shall be deemed to have been effectively made or given if in writing and personally delivered, delivered by mail properly addressed in a sealed envelope, postage prepaid by certified or registered mail, delivered by a reputable overnight delivery service, or sent by facsimile. Unless otherwise changed by notice, notice shall be properly addressed to the Executive if addressed to the address of the Executive on the books and records of the Bank at the time of the delivery of the notice, and properly addressed to the Bank if addressed to the board of directors at the Bank's executive offices.

10. Captions and Counterparts. The headings and subheadings in this Agreement are included solely for convenience and shall not affect the interpretation of this Agreement. This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original but all of which together shall constitute one and the same agreement.

11. Amendments and Waivers. No provision of this Agreement may be modified, waived, or discharged unless the waiver, modification, or discharge is agreed to in a writing signed by the Executive and by the Bank. No waiver by either party hereto at any time of any breach by the other party

hereto or waiver of compliance with any condition or provision of this Agreement to be performed by the other party shall be deemed a waiver of similar or dissimilar provisions or conditions at the same or at any prior or subsequent time.

12. Severability. The provisions of this Agreement are severable. The invalidity or unenforceability of any provision shall not affect the validity or enforceability of the other provisions of this Agreement. Any provision held to be invalid or unenforceable shall be reformed to the extent and solely to the extent necessary to make it valid and enforceable.

13. Governing Law, Jurisdiction and Forum. This Agreement shall be construed under and governed by the internal laws of Pennsylvania, without giving effect to any conflict of laws provision or rule that would cause the application of the laws of any jurisdiction other than Pennsylvania. By entering into this Agreement, the Executive acknowledges that the Executive is subject to the jurisdiction of both the federal and state courts in Pennsylvania.

14. Entire Agreement. This Agreement constitutes the entire agreement between the Bank and the Executive concerning the subject matter. No rights are granted to the Executive under this Agreement other than those specifically set forth. No agreements or representations, oral or otherwise, expressed or implied concerning the subject matter hereof have been made by either party that are not set forth expressly in this Agreement. This Agreement supersedes and replaces in its entirety any prior severance or employment agreement between the Bank and the Executive.

15. No Mitigation Required. The Executive shall not be required to mitigate the amount of any payment provided for in this Agreement by seeking other employment or otherwise, nor shall any profits, income, earnings, or other benefits from any source whatsoever create any mitigation, offset, reduction, or any other obligation on the part of the Executive hereunder or otherwise.

16. Internal Revenue Code Section 409A. The Bank and the Executive intend that their exercise of authority or discretion under this Agreement shall comply with Section 409A of the Code. If any provision of this Agreement does not satisfy the requirements of Section 409A of the Code, the provision shall nevertheless be applied in a manner consistent with those requirements. If any provision of this Agreement would subject the Executive to additional tax or interest under Section 409A of the Code, the Bank shall reform the provision. However, the Bank shall maintain to the maximum extent practicable the original intent of the applicable provision without subjecting the Executive to additional tax or interest, and the Bank shall not be required to incur any additional compensation expense as a result of the reformed provision.

17. Effect of Federal Banking Statutes and Regulations. Notwithstanding anything herein contained to the contrary, any payments to the Executive by the Bank whether pursuant to this Agreement or otherwise, are subject to and conditioned upon their compliance with Section 18(k) of the Federal Deposit Insurance Act, 12 U.S.C. Section 1828(k), and the regulations promulgated thereunder in 12 C.F.R. Part 359. In addition, the Executive agrees that this Agreement is subject to amendment at any time in order to comply with laws that are applicable to the Bank (including regulations and rules relating to any governmental program in which Company or the Bank may participate).

18. Source of Payments. All payments provided in this Agreement shall be timely paid in cash or check from the general funds of the Bank. The Company, however, unconditionally guarantees payment and provision of all amounts and benefits due hereunder to Executive and, if such amounts and benefits due from the Bank are not timely paid or provided by the Bank, such amounts and benefits shall be paid or provided by the Company.

IN WITNESS WHEREOF, the parties have executed this Change in Control Severance Agreement as of the date first written above.

THE VICTORY BANK



EXECUTIVE



Saul S. Rivkin

F

CHANGE IN CONTROL
SEVERANCE AGREEMENT

THIS CHANGE IN CONTROL SEVERANCE AGREEMENT (the "Agreement") is entered into as of 2-18, 2015 by and between **VICTORY BANK** (the "Bank") and **ALEXANDER S. KROLL** (the "Executive").

WHEREAS, the Executive has been hired in a position of significant responsibility; and

WHEREAS, the Bank wishes to provide additional incentives for the Executive to remain in the employment of the Bank.

NOW THEREFORE, in consideration of these premises and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows.

1. Termination after a Change in Control.

(a) Cash benefit. Notwithstanding any other provisions in this Agreement, if the Executive's employment terminates involuntarily, but without Cause, or voluntarily, but with Good Reason, in either case within 12 months after a Change in Control, (such termination being referred to herein as a "Triggering Event"), and such Change in Control occurs on or before the first anniversary of the effective date of this Agreement, the Bank shall make a lump-sum payment to the Executive in an amount in cash equal to two (2) times the Executive's base salary (at the rate in effect immediately prior to the Change in Control or, if higher, the rate in effect when the Executive terminates employment). Notwithstanding the foregoing, if the Change in Control occurs after the first anniversary of the effective date of this Agreement, the lump sum payment due upon the occurrence of a subsequent Triggering Event shall be reduced to an amount in cash equal to one (1) times the Executive's base salary (at the rate in effect immediately prior to the Change in Control or, if higher, the rate in effect when the Executive terminates employment). Unless a delay in payment is required under Section 1(b) of this Agreement, the payment required under this Section 1(a) shall be made within five (5) business days after the Executive's employment termination. The amount payable to the Executive hereunder shall not be reduced to account for the time value of money or discounted to present value. If the Executive's employment terminates involuntarily, but without Cause, before the Change in Control occurs but after discussions regarding the Change in Control commence, then for purposes of this Agreement the Executive's employment shall be deemed to have terminated immediately after the Change in Control and, unless delay is required under Section 1(b) of this Agreement, the Executive shall be entitled to the cash benefit under this Section 1(a) within five (5) business days after the Change in Control.

(b) Payment of the benefit. If, at the time his employment terminates, the Executive is a "specified employee" within the meaning of Section 409A of the Internal Revenue Code of 1986, as amended (the "Code"), if the cash severance benefit under Section 1(a) would be considered deferred compensation under Section 409A of the Code, and finally if an exemption from the six-month delay requirement of Section 409A(a)(2)(B)(i) of the Code is not available, payment of the benefit under Section 1(a) shall be delayed and shall be made to the Executive in a single lump sum without interest on the first business day of the seventh (7th) month after the month in which the Executive's employment terminates.

(c) Change in Control.

For purposes of this Agreement "Change in Control" means a change in ownership, change in effective control or change in ownership of a substantial portion of assets of the Bank or The Victory Bancorp, Inc., the Bank's parent holding company, as defined for purposes of Section 409A of the Code.

(d) Involuntary termination with Cause. For purposes of this Agreement termination of the Executive's employment shall be considered an involuntary termination with Cause if the Executive shall have been terminated for any of the following reasons:

(1) a material act of dishonesty in performing the Executive's duties on behalf of the Bank;

(2) a willful misconduct that in the judgment of the board of directors will likely cause economic damage to the Bank or its affiliates or injury to the business reputation of the Bank or its affiliates;

(3) a breach of fiduciary duty involving personal profit;

(4) the intentional failure of the Executive to perform his stated duties after written notice thereof from his supervisor or the board of directors of the Bank; or

(5) a willful violation of any law, rule or regulation (other than minor or routine traffic violations or similar offenses) that reflects adversely on the reputation of the Bank or its affiliates, any felony conviction, any violation of law involving moral turpitude, or any violation of a final cease-and-desist order.

No act, or failure to act, on the Executive's part shall be considered "willful" unless he has acted, or failed to act, with an absence of good faith and without reasonable belief that his action or failure to act was in the best interest of the Bank.

(e) Voluntary termination with Good Reason. For purposes of this Agreement a voluntary termination by the Executive shall be considered a voluntary termination with Good Reason if the conditions stated in both clauses (1) and (2) are satisfied –

(1) a voluntary termination by the Executive shall be considered a voluntary termination with Good Reason if any of the following occur without the Executive's advance written consent, and the term Good Reason shall mean the occurrence of any of the following without the Executive's advance written consent –

(i) a material diminution of the Executive's base salary,

(ii) a material diminution of the Executive's authority, duties, or responsibilities,

(iii) a material diminution in the authority, duties, or responsibilities of the supervisor to whom the Executive is required to report, or

(iv) a change by more than twenty-five (25) miles in the geographic location at which the Executive must perform services.

(2) the Executive must give notice to the Bank of the existence of one or more of the conditions described in clause (1) within sixty (60) days after the initial existence of the condition, and the Bank shall have thirty (30) days thereafter to remedy the condition. In addition, the Executive's voluntary termination because of the existence of one or more of the conditions described in clause (1) must occur within six (6) months after the initial existence of the condition.

2. Continuation of Benefits.

(a) Benefits. Subject to Section 2(b) of this Agreement, if the Executive becomes entitled to a severance benefit pursuant to Section 1(a) of this Agreement, the Bank shall continue or cause to be continued life and health insurance coverage substantially identical to the coverage maintained for the Executive before termination and in accordance with the same schedule prevailing before employment termination. The insurance coverage shall cease twelve (12) months after the Executive's termination of employment.

(b) Alternative lump-sum cash payment. If (x) under the terms of the applicable policy or policies for the insurance benefits specified in Section 2(a) it is not possible to continue coverage for the Executive and his dependents, or (y) when employment termination occurs the Executive is a "specified employee" within the meaning of Section 409A of the Code, if any of the continued insurance coverage benefits specified in Section 4.2(a) would be considered deferred compensation under Section 409A of the Code, and finally, if an exemption from the six-month delay requirement of Section 409A(a)(2)(B)(i) of the Code is not available for that particular insurance benefit, the Bank shall pay to the Executive in a single lump sum an amount in cash equal to the present value of the Bank's projected cost to maintain that particular insurance benefit (and associated income tax gross-up benefit, if applicable) had the Executive's employment not terminated, assuming continued coverage for twelve (12) months. The lump-sum payment shall be made five (5) days after employment termination or, if Section 1(b) applies, on the first day of the seventh (7th) month after the month in which the Executive's employment terminates.

3. Termination for Which No Benefits Are Payable. Despite anything in this Agreement to the contrary, the Executive shall be entitled to no benefits under this Agreement if the Executive's employment terminates with Cause, if the Executive dies while actively employed by the Bank, or if the Executive becomes totally disabled while actively employed by the Bank. For purposes of this Agreement, the Executive will be considered to have become totally disabled if the Executive is unable to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment that can be expected to result in death or can be expected to last for a continuous period of not less than twelve (12) months. The benefits, if any, payable to the Executive or the Executive's beneficiary or estate relating to the Executive's death or disability shall be determined solely by such benefit plans or arrangements as the Bank may have with the Executive relating to death or disability, not by this Agreement.

4. Term of Agreement.

(a) The term of this Agreement shall include: (i) the initial term, consisting of the period commencing on the date of this Agreement (the "Effective Date") and continuing for twelve (12) full months thereafter, plus (ii) any and all extensions of the initial term made pursuant to this Section 4.

(b) Commencing as of the first anniversary of the Effective Date and continuing as of each anniversary of the Effective Date thereafter, the disinterested members of the board of directors of the Bank may extend the Agreement term for an additional year, so that the remaining term of the Agreement again becomes twelve (12) full months from the applicable anniversary of the Effective Date, unless the

Executive elects not to extend the term of this Agreement by giving written notice at least thirty (30) days prior to the applicable anniversary date.

5. Restrictive Covenants.

(a) Non-Competition. Executive agrees that, during the while employed by the Bank and for a period of one (1) year after his termination of employment for any reason (and without regard to whether this Agreement is still in effect as of his termination date) (the "Noncompete Period"), the Executive shall not, without the prior written consent of the Bank, directly or indirectly, whether or not for compensation, engage or invest in, own, manage, operate, finance, control, or participate in the ownership, management, operation, financing, or control of, be employed by, associated with, or in any manner connected with, lend the Executive's name or any similar name to, lend the Executive's credit to, or render services or advice to, any business, including a savings bank, savings and loan association, savings and loan holding company, bank, bank holding company, mortgage company or similar type financial institution (including, without limitation, a *de novo* financial institution in its organizational phase), or any direct or indirect subsidiary or affiliate of such entity, whose products or activities compete or would compete in whole or in part with the products or activities of the Bank within a thirty (30) mile radius of any of the offices of the Bank in existence as of the date hereof and as of the date of the Executive's termination of employment, provided, however, that the Executive may purchase or otherwise acquire up to (but not more than) five percent of any class of securities of any enterprise (but without otherwise participating in the activities of such enterprise). The Executive agrees that this covenant and the one set forth in Section 5(b) are reasonable with respect to their duration, geographical area, and scope and Executive acknowledges that his acceptance of these covenants is a condition of his employment with the Bank. In the event of a breach by the Executive of any covenant set forth in Sections 5(a) or (b), the term of such covenant will be extended by the period of the duration of such breach.

(b) Non-Solicitation. During the Noncompete Period, the Executive will not, directly or indirectly, either for himself or any other Person (as defined herein), (i) induce or attempt to induce any employee of the Bank to leave the employ of the Bank, (ii) in any way interfere with the relationship between the Bank and any employee of the Bank, (iii) employ, or otherwise engage as an employee, independent contractor, or otherwise, any employee of the Bank, or (iv) induce or attempt to induce any customer, supplier, licensee, or business relation of the Bank to cease doing business with the Bank or its affiliates, or in any way interfere with the relationship between any customer, supplier, licensee, or business relation of the Bank. During the Noncompete Period, the Executive will not, directly or indirectly, either for himself or any other Person, solicit the business of any Person known to the Executive to be a customer of the Bank, whether or not the Executive had personal contact with such Person, with respect to products or activities which compete in whole or in part with the products or activities of the Bank. For purposes of this Agreement, "Person" shall include an individual, trust, estate, corporation, limited liability company, savings bank, savings and loan association, savings and loan holding company, bank, bank holding company, mortgage company or similar type financial institution, including, without limitation, a *de novo* financial institution in its organizational phase.

6. Limitation of Benefits Under Certain Circumstances. In the event that the aggregate payments or benefits to be made or afforded to the Executive in the event of a Change of Control (whether under this Agreement or otherwise) would be deemed to include an "excess parachute payment" under Section 280G of the Code or any successor thereto, then such payments or benefits shall be reduced to the extent necessary to avoid treatment as an "excess parachute payment", with the reduction among such payments and benefits to be made first to payments and benefits payable or provided under this Agreement.

7. This Agreement Is Not an Employment Contract. The parties hereto acknowledge and agree that (*x*) this Agreement is not a management or employment agreement and (*y*) nothing in this Agreement shall give the Executive any rights or impose any obligations to continued employment by the Bank or any subsidiary or successor of the Bank.

8. Withholding of Taxes. The Bank may withhold from any benefits payable under this Agreement all Federal, state, local or other taxes as may be required by law, governmental regulation, or ruling.

9. Successors and Assigns.

(a) This Agreement shall be binding upon the Bank and any successor to the Bank, including any persons acquiring directly or indirectly all or substantially all of the business or assets of the Bank by purchase, merger, consolidation, reorganization, or otherwise. But, this Agreement and the Bank's obligations under this Agreement are not otherwise assignable, transferable, or delegable by the Bank. By agreement in form and substance satisfactory to the Executive, the Bank shall require any successor to all or substantially all of the business or assets of the Bank expressly to assume and agree to perform this Agreement in the same manner and to the same extent the Bank would be required to perform had no succession occurred.

(b) This Agreement shall inure to the benefit of and be enforceable by the Executive's personal or legal representatives, executors, administrators, successors, heirs, distributees, and legatees.

(c) This Agreement is personal in nature. Without written consent of the other party, neither party shall assign, transfer, or delegate this Agreement or any rights or obligations under this Agreement except as expressly provided in this Section 8. Without limiting the generality of the foregoing, the Executive's right to receive payments hereunder is not assignable or transferable, whether by pledge, creation of a security interest, or otherwise, except for a transfer by Executive's will or by the laws of descent and distribution. If the Executive attempts an assignment or transfer that is contrary to this Section 8, the Bank shall have no liability to pay any amount to the assignee or transferee.

10. Notices. Any notice under this Agreement shall be deemed to have been effectively made or given if in writing and personally delivered, delivered by mail properly addressed in a sealed envelope, postage prepaid by certified or registered mail, delivered by a reputable overnight delivery service, or sent by facsimile. Unless otherwise changed by notice, notice shall be properly addressed to the Executive if addressed to the address of the Executive on the books and records of the Bank at the time of the delivery of the notice, and properly addressed to the Bank if addressed to the board of directors at the Bank's executive offices.

11. Captions and Counterparts. The headings and subheadings in this Agreement are included solely for convenience and shall not affect the interpretation of this Agreement. This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original but all of which together shall constitute one and the same agreement.

12. Amendments and Waivers. No provision of this Agreement may be modified, waived, or discharged unless the waiver, modification, or discharge is agreed to in a writing signed by the Executive and by the Bank. No waiver by either party hereto at any time of any breach by the other party hereto or waiver of compliance with any condition or provision of this Agreement to be performed by the other party shall be deemed a waiver of similar or dissimilar provisions or conditions at the same or at any prior or subsequent time.

13. Severability. The provisions of this Agreement are severable. The invalidity or unenforceability of any provision shall not affect the validity or enforceability of the other provisions of this Agreement. Any provision held to be invalid or unenforceable shall be reformed to the extent and solely to the extent necessary to make it valid and enforceable.

14. Governing Law, Jurisdiction and Forum. This Agreement shall be construed under and governed by the internal laws of Pennsylvania, without giving effect to any conflict of laws provision or rule that would cause the application of the laws of any jurisdiction other than Pennsylvania. By entering into this Agreement, the Executive acknowledges that the Executive is subject to the jurisdiction of both the federal and state courts in Pennsylvania.

15. Entire Agreement. This Agreement constitutes the entire agreement between the Bank and the Executive concerning the subject matter. No rights are granted to the Executive under this Agreement other than those specifically set forth. No agreements or representations, oral or otherwise, expressed or implied concerning the subject matter hereof have been made by either party that are not set forth expressly in this Agreement. This Agreement supersedes and replaces in its entirety any prior severance or employment agreement between the Bank and the Executive.

16. No Mitigation Required. The Executive shall not be required to mitigate the amount of any payment provided for in this Agreement by seeking other employment or otherwise, nor shall any profits, income, earnings, or other benefits from any source whatsoever create any mitigation, offset, reduction, or any other obligation on the part of the Executive hereunder or otherwise.

17. Internal Revenue Code Section 409A. The Bank and the Executive intend that their exercise of authority or discretion under this Agreement shall comply with Section 409A of the Code. If any provision of this Agreement does not satisfy the requirements of Section 409A of the Code, the provision shall nevertheless be applied in a manner consistent with those requirements. If any provision of this Agreement would subject the Executive to additional tax or interest under Section 409A of the Code, the Bank shall reform the provision. However, the Bank shall maintain to the maximum extent practicable the original intent of the applicable provision without subjecting the Executive to additional tax or interest, and the Bank shall not be required to incur any additional compensation expense as a result of the reformed provision.

18. Effect of Federal Banking Statutes and Regulations. Notwithstanding anything herein contained to the contrary, any payments to the Executive by the Bank whether pursuant to this Agreement or otherwise, are subject to and conditioned upon their compliance with Section 18(k) of the Federal Deposit Insurance Act, 12 U.S.C. Section 1828(k), and the regulations promulgated thereunder in 12 C.F.R. Part 359. In addition, the Executive agrees that this Agreement is subject to amendment at any time in order to comply with laws that are applicable to the Bank (including regulations and rules relating to any governmental program in which Company or the Bank may participate).

19. Source of Payments. All payments provided in this Agreement shall be timely paid in cash or check from the general funds of the Bank. The Company, however, unconditionally guarantees payment and provision of all amounts and benefits due hereunder to Executive and, if such amounts and benefits due from the Bank are not timely paid or provided by the Bank, such amounts and benefits shall be paid or provided by the Company.

IN WITNESS WHEREOF, the parties have executed this Change in Control Severance Agreement, effective as of the date first written above.

VICTORY BANK



EXECUTIVE



Alexander S. Kroll

G

THE VICTORY BANCORP, INC.
2013 EQUITY INCENTIVE PLAN

I. INTRODUCTION

1.1 Purpose. The purposes of The Victory Bancorp, Inc. 2013 Equity Incentive Plan (this "Plan") are (i) to align the interests of the Company's shareholders and the recipients of awards under this Plan by increasing the economic interest of such interest in the Company's growth and success, (ii) to advance the interests of the Company by attracting and retaining officers, other employees, Non-Employee Directors and other service providers and (iii) to encourage such persons to act in the long-term best interests of the Company and its shareholders.

1.2 Certain Definitions.

"Agreement" shall mean the written or electronic agreement evidencing an award hereunder between the Company and the recipient of an award.

"**Board of Directors**" shall mean the Board of Directors of the Company.

"**Cause**" shall have the meaning set forth in any employment, consulting or similar service agreement between a participant and the Company and/or a Subsidiary, or, in the absence of such agreement, a termination of a participant's employment resulting from (a) substandard work performance or repeated unreliability that has not been cured to the Company's satisfaction; (b) workplace misconduct; (c) excessive absenteeism; (d) violation of safety rules; (e) violation of Company or Subsidiary business conduct or business ethics policies; (f) fraud or other dishonesty against the Company or Subsidiary; (g) engagement in conduct that the participant knows or should know is materially injurious to the business or reputation of the Company or a Subsidiary; (h) falsifying records (including an employment application); (i) on-the-job intoxication or being under the influence of alcohol or an illegal narcotic or a drug not being used as prescribed; (j) unauthorized use of Company or Subsidiary equipment or confidential information of the Company or a Subsidiary or third party who has entrusted such information to the Company or a Subsidiary; or (k) conviction of a felony or a misdemeanor involving moral turpitude. Whether a participant has been terminated for Cause will be determined by the Committee in its sole discretion.

"**Change in Control**" shall mean the occurrence of any of the following after the effective date of the Plan:

(a) any individual, entity or group (within the meaning of Section 13(d)(3) or 14(d)(2) of the Exchange Act) (a "Person") acquires beneficial ownership (within the meaning of Rule 13d-3 of the Exchange Act) of 25% or more of either (1) the then outstanding shares of Common Stock of the Company (the "Outstanding Company Common Stock") or (2) the combined voting power of the then outstanding voting securities of the Company entitled to vote generally in the election of directors (the "Outstanding Company Voting Securities");

provided, however, that for purposes of this subsection (a), the following acquisitions shall not constitute a Change of Control: (i) any acquisition directly from the Company, (ii) any acquisition by the Company, (iii) any acquisition by any employee benefit plan (or related trust) sponsored or maintained by the Company or any corporation controlled by the Company or (iv) any acquisition pursuant to a transaction which complies with clauses (1), (2) and (3) of subsection (c) below; or

(b) individuals who, as of the effective date of the Plan, constitute the Board of Directors (the "Incumbent Board") cease for any reason to constitute at least a majority of the Board of Directors; provided, however, that any individual becoming a director subsequent to the effective date of the Plan whose election, or nomination for election by the Company's shareholders, was approved by a vote of at least a majority of the directors then comprising the Incumbent Board shall be considered as though the individual were a member of the Incumbent Board, but excluding, for this purpose, any individual whose initial assumption of office occurs as a result of an actual or threatened election contest with respect to the election or removal of directors or other actual or threatened solicitation of proxies or consents by or on behalf of a person other than the Board of Directors; or

(c) consummation by the Company of a reorganization, merger or consolidation or sale or other disposition of all or substantially all of the assets of the Company or the acquisition of assets of another entity (a "Business Combination"), in each case, unless, following such Business Combination, (1) all or substantially all of the individuals and entities who were the beneficial owners, respectively, of the Outstanding Company Common Stock and Outstanding Company Voting Securities immediately prior to the Business Combination beneficially own, directly or indirectly, more than 50% of, respectively, the then outstanding shares of Common Stock and the combined voting power of the then outstanding voting securities entitled to vote generally in the election of directors, as the case may be, of the corporation resulting from the Business Combination (including, without limitation, a corporation which as a result of the transaction owns the Company or all or substantially all of the Company's assets either directly or through one or more subsidiaries) in substantially the same proportions as their ownership, immediately prior to the Business Combination of the Outstanding Company Common Stock and Outstanding Company Voting Securities, as the case may be, (2) no person (excluding any employee benefit plan (or related trust) of the Company or the corporation resulting from the Business Combination) beneficially owns, directly or indirectly, 25% or more of, respectively, the then outstanding shares of Common Stock of the corporation resulting from the Business Combination or the combined voting power of the then outstanding voting securities of the corporation except to the extent that the ownership existed prior to the Business Combination, and (3) at least a majority of the members of the board of directors of the corporation resulting from the Business Combination were members of the Incumbent Board at the time of the execution of the initial agreement, or of the action of the Board of Directors, providing for the Business Combination; or

(d) approval by the shareholders of the Company of a complete liquidation or dissolution of the Company.

Notwithstanding the foregoing, with respect to an award (i) that is subject to Section 409A of the Code and (ii) for which a Change of Control would accelerate the timing of payment thereunder, the term "Change of Control" shall mean a change in the ownership or effective control of the Company, or in the ownership of a substantial portion of the assets of the Company as defined in Section 409A and the authoritative guidance issued thereunder, but only to the extent inconsistent with the above definition, and only to the minimum extent necessary to comply with Section 409A as determined by the Committee.

"**Code**" shall mean the Internal Revenue Code of 1986, as amended.

"**Committee**" shall mean a committee designated by the Board of Directors, consisting of two or more members of the Board of Directors, each of whom may be (i) a "non-employee director" within the meaning of Rule 16b-3 under the Exchange Act and (ii) "independent" within the meaning of the rules of the principal national stock exchange on which the Common Stock is then traded, if applicable.

"**Common Stock**" shall mean the common stock, par value $1.00 per share, of the Company, and all rights appurtenant thereto.

"**Company**" shall mean The Victory Bancorp, Inc. or any successor thereto.

"**Exchange Act**" shall mean the Securities Exchange Act of 1934, as amended.

"**Fair Market Value**" shall mean the closing transaction price of a share of Common Stock as reported on the principal national stock exchange on which the Common Stock is traded on the date as of which the value is being determined or, if there is no reported transactions for that date, on the next preceding date for which transactions were reported; provided, however, that if the Common Stock is not listed on a national stock exchange or if Fair Market Value for any date cannot be so determined, Fair Market Value shall be determined by the Committee in good faith and in accordance with Section 409A of the Code.

"**Free-Standing SAR**" shall mean a SAR which is not granted in tandem with, or by reference to, an Option, which entitles the holder thereof to receive, upon exercise, shares of Common Stock with an aggregate value equal to the excess of the Fair Market Value of one share of Common Stock on the date of exercise over the base price of the SAR, multiplied by the number of the SARs which are exercised.

"**Incentive Stock Option**" shall mean an option to purchase shares of Common Stock that meets the requirements of Section 422 of the Code, or any successor provision, which is intended by the Committee to constitute an Incentive Stock Option.

"**Non-Employee Director**" shall mean any director of the Company who is not an officer or employee of the Company or any Subsidiary.

"**Nonqualified Stock Option**" shall mean an option to purchase shares of Common Stock which is not an Incentive Stock Option.

"**Option**" shall mean an Incentive Stock Option or Nonqualified Stock Option.

"**Performance Awards**" shall mean a right to receive an amount of cash, shares of Common Stock, or a combination of both, contingent upon the attainment of specified Performance Measures within a specified Performance Period.

"**Performance Measures**" shall mean the criteria and objectives, established by the Committee, which shall be satisfied or met (i) as a condition to the grant or exercisability of all or a portion of an Option or SAR or (ii) during the applicable Restriction Period or Performance Period as a condition to the vesting of the holder's interest in the shares of Common Stock subject to an award or the holder's receipt of the shares of Common Stock or payment with respect to an award, as applicable.

"**Performance Option**" shall mean an Incentive Stock Option or Nonqualified Stock Option, the grant of which or the exercisability of all or a portion of which is contingent upon the attainment of specified Performance Measures within a specified Performance Period.

"**Performance Period**" shall mean any period of not less than twelve (12) months designated by the Committee during which (i) the Performance Measures applicable to an award shall be measured and (ii) the conditions to vesting applicable to an award shall remain in effect.

"**Restricted Stock**" shall mean shares of Common Stock which are subject to a Restriction Period and which may, in addition thereto, be subject to the attainment of specified Performance Measures within a specified Performance Period.

"**Restricted Stock Award**" shall mean an award of Restricted Stock under this Plan.

"**Restricted Stock Unit**" shall mean a right to receive one share of Common Stock or, in lieu thereof, the Fair Market Value of such share of Common Stock in cash, which shall be contingent upon the expiration of a specified Restriction Period and which may, in addition thereto, be contingent upon the attainment of specified Performance Measures within a specified Performance Period.

"**Restricted Stock Unit Award**" shall mean an award of Restricted Stock Units under this Plan.

"**Restriction Period**" shall mean any period during which (i) the Common Stock subject to a Restricted Stock Award may not be sold, transferred, assigned, pledged, hypothecated or otherwise encumbered or disposed of, except as provided in this Plan or the Agreement relating to such award, or (ii) the conditions to vesting applicable to a Restricted Stock Unit Award shall remain in effect.

"**SAR**" shall mean a stock appreciation right which may be a Free-Standing SAR or a Tandem SAR.

"**Stock Award**" shall mean a Restricted Stock Award or a Restricted Stock Unit Award.

"**Subsidiary**" shall mean any corporation, limited liability company, partnership, joint venture or similar entity in which the Company owns, directly or indirectly, an equity interest possessing more than 50% of the combined voting power of the total outstanding equity interests of the entity.

"**Substitute Award**" shall mean an award granted under this Plan upon the assumption of, or in substitution for, outstanding equity awards previously granted by a company or other entity in connection with a corporate transaction, including a merger, combination, consolidation or acquisition of property or stock; provided, however, that in no event shall the term "Substitute Award" be construed to refer to an award made in connection with the cancellation and repricing of an Option or SAR.

"**Tandem SAR**" shall mean a SAR which is granted in tandem with, or by reference to, an Option (including a Nonqualified Stock Option granted prior to the date of grant of the SAR), which entitles the holder thereof to receive, upon exercise of such SAR and surrender or cancellation of all or a portion of such Option, shares of Common Stock (which may be Restricted Stock) with an aggregate value equal to the excess of the Fair Market Value of one share of Common Stock on the date of exercise over the base price of such SAR, multiplied by the number of shares of Common Stock subject to such Option, or portion thereof, which is surrendered.

1.3 Administration. This Plan shall be administered by the Committee. Any one or a combination of the following awards may be made under this Plan to eligible persons: (i) options to purchase shares of Common Stock in the form of Incentive Stock Options or Nonqualified Stock Options (which may include Performance Options), (ii) SARs in the form of Tandem SARs or Free-Standing SARs, (iii) Stock Awards in the form of Restricted Stock or Restricted Stock Units and (iv) Performance Awards. The Committee shall, subject to the terms of this Plan, select eligible persons for participation in this Plan and determine the form, amount and timing of each award to such persons and, if applicable, the number of shares of Common Stock, the number of SARs, the number of Restricted Stock Units, and the dollar value subject to such an award, the exercise price or base price associated with the award, the time and conditions of exercise or settlement of the award and all other terms and conditions of the award, including, without limitation, the form of the Agreement evidencing the award. The Committee may, in its sole discretion at any time take action such that in the event of death, disability, a termination of employment or service or in the event of a Change in Control (i) any or all outstanding Options and SARs shall become exercisable in part or in full, (ii) all or a portion of the Restriction Period applicable to any outstanding Restricted Stock or Restricted Stock Units shall lapse, (iii) all or a portion of the Performance Period applicable to any outstanding Restricted Stock, Restricted Stock Units, or Performance Awards shall lapse and (iv) the Performance Measures (if any) applicable to any outstanding award shall be deemed to be satisfied at the target, maximum or any other level. The Committee shall, subject to the terms of this Plan, interpret this Plan and the application thereof, establish rules and regulations it deems necessary or desirable for the administration of this Plan and may impose, incidental to the grant of an award, conditions with respect to the award, such as limiting competitive employment or other activities. All interpretations, rules, regulations and conditions shall be conclusive and binding on all parties.

The Committee may delegate some or all of its power and authority hereunder to the Board of Directors or, subject to applicable law, to the Chief Executive Officer or other executive officer of the Company as the Committee deems appropriate. The Committee may not delegate its power and authority to the Chief Executive Officer or other executive officer of the Company with regard to the selection for participation in this Plan of an officer, director or other person subject to Section 16 of the Exchange Act or decisions concerning the timing, pricing or amount of an award to such an officer, director or other person.

No member of the Board of Directors or Committee, and neither the Chief Executive Officer nor any other executive officer to whom the Committee delegates any of its power and authority hereunder, shall be liable for any act, omission, interpretation, construction or determination made in connection with this Plan in good faith, and the members of the Board and the Committee and the Chief Executive Officer or other executive officer shall be entitled to indemnification and reimbursement by the Company in respect of any claim, loss, damage or expense (including attorneys' fees) arising therefrom to the full extent permitted by law (except as otherwise may be provided in the Company's Certificate of Incorporation and/or By-laws) and under any directors' and officers' liability insurance that may be in effect from time to time.

1.4 Eligibility. Participants in this Plan shall consist of officers, other employees, Non-Employee Directors or other service providers (including consultants or other independent contractors) of the Company and its Subsidiaries as the Committee in its sole discretion may select from time to time. The Committee's selection of a person to participate in this Plan at any time shall not require the Committee to select such person to participate in this Plan at any other time. Except as provided otherwise in an Agreement, for purposes of this Plan, references to employment by the Company shall also mean employment by a Subsidiary, and references to employment shall include service as a Non-Employee Director or other service providers. The Company may determine, in its sole discretion, whether a participant is deemed to be employed during a leave of absence.

1.5 Shares Available. Subject to adjustment as provided in Section 5.7, the number of shares of Common Stock that shall initially be available for all awards under this Plan shall be **[228,000]**. If this Plan is approved by the shareholders of the Company, no further awards shall be granted under the The Victory Bank 2008 Stock Option Plan.

To the extent that shares of Common Stock subject to an outstanding Option, SAR, Stock Award or Performance Award granted under this Plan are not issued or delivered by reason of (i) the expiration, termination, cancellation or forfeiture of such award (excluding shares subject to an Option cancelled upon settlement in shares of a related Tandem SAR or shares subject to a Tandem SAR cancelled upon exercise of a related Option) or (ii) the settlement of such award in cash, then such shares of Common Stock shall again be available under this Plan; provided, however, that shares of Common Stock subject to an award under this Plan shall not again be available under this Plan if the shares are (x) shares that were subject to a stock-settled SAR and were not issued or delivered upon the net settlement of such SAR, (y) shares delivered to or withheld by the Company to pay the exercise price or the withholding taxes related to an outstanding award and (z) shares repurchased by the Company on the open market with the proceeds of an Option exercise.

The number of shares of Common Stock available for awards under this Plan shall not be reduced by (i) the number of shares of Common Stock subject to Substitute Awards or (ii) available shares under a shareholder approved plan of a company or other entity which was a party to a corporate transaction with the Company (as appropriately adjusted to reflect such corporate transaction) which become subject to awards granted under this Plan (subject to applicable stock exchange requirements).

Shares of Common Stock to be delivered under this Plan shall be made available from authorized and unissued shares of Common Stock, or authorized and issued shares of Common Stock reacquired and held as treasury shares or otherwise or a combination thereof.

II. STOCK OPTIONS AND STOCK APPRECIATION RIGHTS

2.1 Stock Options. The Committee may, in its discretion, grant Options to purchase shares of Common Stock to eligible persons selected by the Committee. Each option, or portion thereof, that is not an Incentive Stock Option, shall be a Nonqualified Stock Option. To the extent that the aggregate Fair Market Value (determined as of the date of grant) of shares of Common Stock with respect to which options designated as Incentive Stock Options are exercisable for the first time by a participant during any calendar year (under this Plan or any other plan of the Company, or any parent or Subsidiary) exceeds the amount (currently $100,000) established by the Code, such options shall constitute Nonqualified Stock Options.

Options may be granted in addition to, or in lieu of, any other compensation payable to officers, other employees, directors, or other service providers, and in all cases shall be subject to the following terms and conditions and shall contain any additional terms and conditions, not inconsistent with the terms of this Plan, as the Committee shall deem advisable:

(a) Number of Shares and Purchase Price. The number of shares of Common Stock subject to an Option and the purchase price per share of Common Stock purchasable upon exercise of the Option shall be determined by the Committee; provided, however, that the purchase price per share of Common Stock purchasable upon exercise of an Option shall not be less than 100% of the Fair Market Value of a share of Common Stock on the date of grant of the Option; provided further, that if an Incentive Stock Option shall be granted to any person who, at the time such Option is granted, owns capital stock possessing more than 10 percent of the total combined voting power of all classes of capital stock of the Company (or of any parent or Subsidiary) (a "Ten Percent Holder"), the purchase price per share of Common Stock shall not be less than the price (currently 110% of Fair Market Value) required by the Code in order to constitute an Incentive Stock Option.

Notwithstanding the foregoing, in the case of an Option that is a Substitute Award, the exercise price per share of the shares subject to such Option may be less than 100% of the Fair Market Value per share on the date of grant, provided, that the excess of: (a) the aggregate Fair Market Value (as of the date such Substitute Award is granted) of the shares subject to the Substitute Award, over (b) the aggregate exercise price thereof does not exceed the excess of: (x) the aggregate fair market value (as of the time immediately preceding the transaction giving rise to the Substitute Award, such fair market value to be determined by the Committee) of the shares of the predecessor company or other entity that were subject to the

grant assumed or substituted for by the Company, over (y) the aggregate exercise price of such shares.

(b) Option Period and Exercisability. The period during which an Option may be exercised shall be determined by the Committee; provided, however, that no Option shall be exercised later than ten (10) years after its date of grant; provided further, that if an Incentive Stock Option shall be granted to a Ten Percent Holder, such Option shall not be exercised later than five (5) years after its date of grant. The Committee may, in its discretion, determine that an Option is to be granted as a Performance Option and may establish an applicable Performance Period and Performance Measures which shall be satisfied or met as a condition to the grant of such Option or to the exercisability of all or a portion of such Option. An exercisable Option, or portion thereof, may be exercised only with respect to whole shares of Common Stock.

(c) Method of Exercise. An Option may be exercised (i) by giving written notice to the Company specifying the number of whole shares of Common Stock to be purchased and accompanying such notice with payment therefor in full (or arrangement made for the payment to the Company's satisfaction) either (A) in cash, (B) by delivery (either actual delivery or by attestation procedures established by the Company) of shares of Common Stock having a Fair Market Value, determined as of the date of exercise, equal to the aggregate purchase price payable by reason of the exercise, (C) authorizing the Company to withhold whole shares of Common Stock which would otherwise be delivered having an aggregate Fair Market Value, determined as of the date of exercise, equal to the amount necessary to satisfy such obligation, (D) except as may be prohibited by applicable law, in cash by a broker-dealer acceptable to the Company to whom the optionee has submitted an irrevocable notice of exercise or (E) a combination of (A), (B) and (C), in each case to the extent set forth in the Agreement relating to the Option, (ii) if applicable, by surrendering to the Company any Tandem SARs which are cancelled by reason of the exercise of the Option and (iii) by executing such documents as the Company may reasonably request. Any fraction of a share of Common Stock which would be required to pay such purchase price shall be disregarded and the remaining amount due shall be paid in cash by the optionee. No shares of Common Stock shall be issued and no certificate representing Common Stock shall be delivered until the full purchase price therefor and any withholding taxes thereon, as described in Section 5.5, have been paid (or arrangement made for the payment to the Company's satisfaction).

2.2 Stock Appreciation Rights. The Committee may, in its discretion, grant SARs to such eligible persons as may be selected by the Committee. The Agreement relating to a SAR shall specify whether the SAR is a Tandem SAR or a Free-Standing SAR. SARs shall be subject to the following terms and conditions and shall contain such additional terms and conditions, not inconsistent with the terms of this Plan, as the Committee shall deem advisable:

(a) Number of SARs and Base Price. The number of SARs subject to an award shall be determined by the Committee. Any Tandem SAR related to an Incentive Stock Option shall be granted at the same time that the Incentive Stock Option is granted. The base price of a Tandem SAR shall be the purchase price per share of Common Stock of the related option. The base price of a Free-Standing SAR shall be determined by the Committee; provided,

however, that the base price shall not be less than 100% of the Fair Market Value of a share of Common Stock on the date of grant of the SAR.

(b) Exercise Period and Exercisability. The period for the exercise of a SAR shall be determined by the Committee; provided, however, that no SAR shall be exercised later than ten (10) years after its grant date; and provided further, that no Tandem SAR shall be exercised later than the expiration, cancellation, forfeiture or other termination of the related Option. The Committee may, in its discretion, establish Performance Measures which shall be satisfied or met as a condition to the grant of a SAR or to the exercisability of all or a portion of a SAR. The Committee shall determine whether a SAR may be exercised in cumulative or non-cumulative installments and in part or in full at any time. An exercisable SAR, or portion thereof, may be exercised, in the case of a Tandem SAR, only with respect to whole shares of Common Stock and, in the case of a Free-Standing SAR, only with respect to a whole number of SARs. If a SAR is exercised for shares of Restricted Stock, a certificate or certificates representing the Restricted Stock shall be issued in accordance with Section 3.2(c), or such shares shall be transferred to the holder in book entry form with restrictions on the shares duly noted, and the holder of such Restricted Stock shall have the rights of a shareholder of the Company as determined pursuant to Section 3.2(d). Prior to the exercise of a SAR, the holder of the SAR shall have no rights as a shareholder of the Company with respect to the shares of Common Stock subject to the SAR.

(c) Method of Exercise. A Tandem SAR may be exercised (i) by giving written notice to the Company specifying the number of whole SARs which are being exercised, (ii) by surrendering to the Company any Options which are cancelled by reason of the exercise of the Tandem SAR and (iii) by executing such documents as the Company may reasonably request. A Free-Standing SAR may be exercised (A) by giving written notice to the Company specifying the whole number of SARs which are being exercised and (B) by executing such documents as the Company may reasonably request.

2.3 Termination of Employment or Service. All of the terms relating to the exercise, cancellation or other disposition of an Option or SAR upon a termination of employment or service with the Company of the holder of such Option or SAR, as the case may be, whether by reason of disability, retirement, death or any other reason, including a termination for Cause, shall be determined by the Committee and set forth in the applicable award Agreement.

2.4 Dividend Equivalents. Notwithstanding anything in an Agreement to the contrary, the holder of an Option or SAR shall not be entitled to receive dividend equivalents with respect to the number of shares of Common Stock subject to such Option or SAR.

2.5 No Repricing. Subject to Section 5.7, the Committee shall not without the approval of the shareholders of the Company, (i) reduce the exercise price or base price of any previously granted Option or SAR, (ii) cancel any previously granted Option or SAR in exchange for another Option or SAR with a lower exercise price or base price or (iii) cancel any previously granted Option or SAR in exchange for cash or another award if the exercise price of the Option or the base price of the SAR exceeds the Fair Market Value of a share of Common

Stock on the date of such cancellation, in each case other than in connection with a corporate transaction including, without limitation, any stock dividend, stock split, extraordinary cash dividend, recapitalization, reorganization, merger, consolidation, split-up, spin-off, combination, or exchange of shares.

III. STOCK AWARDS

3.1 Stock Awards. The Committee may, in its discretion, grant Stock Awards to eligible persons selected by the Committee. The Agreement relating to a Stock Award shall specify whether the Stock Award is a Restricted Stock Award or a Restricted Stock Unit Award.

3.2 Terms of Restricted Stock Awards. Restricted Stock Awards shall be subject to the following terms and conditions and shall contain any additional terms and conditions, not inconsistent with the terms of this Plan, as the Committee shall deem advisable.

(a) Number of Shares and Other Terms. The number of shares of Common Stock subject to a Restricted Stock Award and the Restriction Period, Performance Period (if any) and Performance Measures (if any) applicable to a Restricted Stock Award shall be determined by the Committee.

(b) Vesting and Forfeiture. The Agreement relating to a Restricted Stock Award shall provide, in the manner determined by the Committee, in its discretion, and subject to the provisions of this Plan, (i) for the vesting of the shares of Common Stock subject to the award (A) if the holder of the award remains continuously in the employment of the Company during the specified Restriction Period and (B) if specified Performance Measures (if any) are satisfied or met during a specified Performance Period, and (ii) for the forfeiture of the shares of Common Stock subject to the award (A) if the holder of the award does not remain continuously in the employment of the Company during the specified Restriction Period or (B) if specified Performance Measures (if any) are not satisfied or met during a specified Performance Period.

(c) Stock Issuance. During the Restriction Period, the shares of Restricted Stock shall be held by a custodian or trustee in book entry form with restrictions on the shares duly noted or, alternatively, a certificate or certificates representing a Restricted Stock Award shall be registered in the holder's name and may bear a legend, in addition to any legend which may be required pursuant to Section 5.6, indicating that the ownership of the shares of Common Stock represented by the certificate is subject to the restrictions, terms and conditions of this Plan and the Agreement relating to the Restricted Stock Award. All the certificates shall be deposited with the Company, together with stock powers or other instruments of assignment (including a power of attorney), each endorsed in blank with a guarantee of signature if deemed necessary or appropriate, which would permit transfer to the Company of all or a portion of the shares of Common Stock subject to the Restricted Stock Award in the event such award is forfeited in whole or in part. Upon termination of any applicable Restriction Period (and the satisfaction or attainment of applicable Performance Measures), subject to the Company's right to require payment of any taxes in accordance with Section 5.5, the restrictions shall be removed from the requisite number of any shares of Common Stock that are held in book entry form, and all certificates evidencing ownership of the requisite number of shares of Common Stock shall be delivered to the holder of such award.

(d) Rights with Respect to Restricted Stock Awards. Unless otherwise set forth in the Agreement relating to a Restricted Stock Award, and subject to the terms and conditions of a Restricted Stock Award, the holder of an award shall have all rights as a shareholder of the Company, including, but not limited to, voting rights, the right to receive dividends and the right to participate in any capital adjustment applicable to all holders of Common Stock.

3.3 Terms of Restricted Stock Unit Awards. Restricted Stock Unit Awards shall be subject to the following terms and conditions and shall contain any additional terms and conditions, not inconsistent with the terms of this Plan, as the Committee shall deem advisable.

(a) Number of Shares and Other Terms. The number of shares of Common Stock subject to a Restricted Stock Unit Award and the Restriction Period, Performance Period (if any) and Performance Measures (if any) applicable to a Restricted Stock Unit Award shall be determined by the Committee.

(b) Vesting and Forfeiture. The Agreement relating to a Restricted Stock Unit Award shall provide, in the manner determined by the Committee, in its discretion, and subject to the provisions of this Plan, (i) for the vesting of such Restricted Stock Unit Award (A) if the holder of the award remains continuously in the employment of the Company during the specified Restriction Period and (B) if specified Performance Measures (if any) are satisfied or met during a specified Performance Period, and (ii) for the forfeiture of the shares of Common Stock subject to the award (A) if the holder of the award does not remain continuously in the employment of the Company during the specified Restriction Period or (B) if specified Performance Measures (if any) are not satisfied or met during a specified Performance Period.

(c) Settlement of Vested Restricted Stock Unit Awards. The Agreement relating to a Restricted Stock Unit Award shall specify (i) whether the award may be settled in shares of Common Stock or cash or a combination thereof and (ii) whether the holder thereof shall be entitled to receive, on a current or deferred basis, dividend equivalents, and, if determined by the Committee, interest on, or the deemed reinvestment of, any deferred dividend equivalents, with respect to the number of shares of Common Stock subject to the award. Any dividend equivalents with respect to Restricted Stock Units that are subject to performance-based vesting conditions shall be subject to the same restrictions as such Restricted Stock Units. Prior to the settlement of a Restricted Stock Unit Award, the holder of such award shall have no rights as a shareholder of the Company with respect to the shares of Common Stock subject to such award.

3.4 Termination of Employment or Service. All of the terms relating to the satisfaction of Performance Measures and the termination of the Restriction Period or Performance Period relating to a Stock Award, or any forfeiture and cancellation of such award upon a termination of employment or service with the Company of the holder of such award, whether by reason of disability, retirement, death or any other reason, including a termination for Cause, shall be determined by the Committee and set forth in the applicable award Agreement.

IV. PERFORMANCE AWARDS

4.1 Performance Awards. The Committee may, in its discretion, grant Performance Awards to eligible persons selected by the Committee.

4.2 Terms of Performance Awards. Performance Awards shall be subject to the following terms and conditions and shall contain any additional terms and conditions, not inconsistent with the terms of this Plan, as the Committee shall deem advisable.

(a) Value of Performance Award and Performance Measures. The method of determining the value of the Performance Award and the Performance Measures and Performance Period applicable to a Performance Award shall be determined by the Committee.

(b) Vesting and Forfeiture. The Agreement relating to a Performance Award shall provide, in the manner determined by the Committee, in its discretion, and subject to the provisions of this Plan, for the vesting of such Performance Award if the specified Performance Measures are satisfied or met during the specified Performance Period and for the forfeiture of such award if the specified Performance Measures are not satisfied or met during the specified Performance Period.

(c) Settlement of Vested Performance Awards. The Agreement relating to a Performance Award shall specify whether the award may be settled in shares of Common Stock (including shares of Restricted Stock) or cash or a combination thereof. If a Performance Award is settled in shares of Restricted Stock, the shares of Restricted Stock shall be issued to the holder in book entry form or a certificate or certificates representing the Restricted Stock shall be issued in accordance with Section 3.2(c) and the holder of the Restricted Stock shall have such rights as a shareholder of the Company as determined pursuant to Section 3.2(d). Any dividends or dividend equivalents with respect to a Performance Award that is subject to performance-based vesting conditions shall be subject to the same restrictions as such Performance Award. Prior to the settlement of a Performance Award in shares of Common Stock, including Restricted Stock, the holder of such award shall have no rights as a shareholder of the Company.

4.3 Termination of Employment or Service. All of the terms relating to the satisfaction of Performance Measures and the termination of the Performance Period relating to a Performance Award, or any forfeiture and cancellation of such award upon a termination of employment or service with the Company of the holder of such award, whether by reason of disability, retirement, death or any other reason, including a termination for Cause, shall be determined by the Committee and set forth in the applicable award Agreement.

V. GENERAL

5.1 Effective Date and Term of Plan. This Plan shall be submitted to the shareholders of the Company for approval at the Company's 2013 annual meeting of shareholders and, if so approved, the Plan shall become effective as of the date the Plan was approved by the shareholders. This Plan shall terminate as of the first annual meeting of the Company's shareholders to occur on or after the tenth anniversary of its effective date, unless terminated earlier by the Board of Directors. Termination of this Plan shall not affect the terms

or conditions of any award granted prior to termination. Awards hereunder may be made at any time prior to the termination of this Plan. In the event that this Plan is not approved by the shareholders of the Company, this Plan shall be void and of no force or effect.

5.2 **Amendments.** The Board of Directors may amend this Plan as it shall deem advisable; provided, however, that no amendment to the Plan shall be effective without the approval of the Company's shareholders if (i) shareholder approval is required by applicable law, rule or regulation and any rule of any stock exchange on which shares of Common Stock are traded; or (ii) such amendment seeks to modify Section 2.5; provided further, that no amendment may impair the rights of a holder of an outstanding award without the consent of such holder.

5.3 **Agreement.** Each award under this Plan shall be evidenced by an Agreement setting forth the terms and conditions applicable to such award. No award shall be valid until an Agreement is executed by the Company and, to the extent required by the Company, either executed by the recipient or accepted by the recipient by electronic means approved by the Company within the time period specified by the Company. Upon such execution or execution and electronic acceptance, and delivery of the Agreement to the Company, such award shall be effective as of the effective date set forth in the Agreement.

5.4 **Non-Transferability.** No award shall be transferable other than by will, the laws of descent and distribution or pursuant to beneficiary designation procedures approved by the Company or, to the extent expressly permitted in the Agreement relating to such award, to the holder's family members, a trust or entity established by the holder for estate planning purposes or a charitable organization designated by the holder, in each case without consideration. Except to the extent permitted by the foregoing sentence or the Agreement relating to an award, each award may be exercised or settled during the holder's lifetime only by the holder or the holder's legal representative or similar person. Except as permitted by the second preceding sentence, no award may be sold, transferred, assigned, pledged, hypothecated, encumbered or otherwise disposed of (whether by operation of law or otherwise) or be subject to execution, attachment or similar process. Upon any attempt to so sell, transfer, assign, pledge, hypothecate, encumber or otherwise dispose of any award, such award and all rights thereunder shall immediately become null and void.

5.5 **Tax Withholding.** The Company shall have the right to require, prior to the issuance or delivery of any shares of Common Stock or the payment of any cash pursuant to an award made hereunder, payment by the holder of such award of any federal, state, local or other taxes which may be required to be withheld or paid in connection with the award. An Agreement may provide that (i) the Company shall withhold whole shares of Common Stock which would otherwise be delivered to a holder, having an aggregate Fair Market Value determined as of the date the obligation to withhold or pay taxes arises in connection with an award (the "Tax Date"), or withhold an amount of cash which would otherwise be payable to a holder, in the amount necessary to satisfy any such obligation or (ii) the holder may satisfy any such obligation by any of the following means: (A) a cash payment to the Company; (B) delivery (either actual delivery or by attestation procedures established by the Company) to the Company of previously owned whole shares of Common Stock having an aggregate Fair Market Value, determined as of the Tax Date, equal to the amount necessary to satisfy any such obligation;

(C) authorizing the Company to withhold whole shares of Common Stock which would otherwise be delivered having an aggregate Fair Market Value, determined as of the Tax Date, or withhold an amount of cash which would otherwise be payable to a holder, in either case equal to the amount necessary to satisfy any such obligation; (D) in the case of the exercise of an Option, a cash payment by a broker-dealer acceptable to the Company to whom the optionee has submitted an irrevocable notice of exercise or (E) any combination of (A), (B) and (C), in each case to the extent set forth in the Agreement relating to the award. Shares of Common Stock to be delivered or withheld may not have an aggregate Fair Market Value in excess of the amount determined by applying the minimum statutory withholding rate. Any fraction of a share of Common Stock which would be required to satisfy such an obligation shall be disregarded and the remaining amount due shall be paid in cash by the holder.

5.6 Restrictions on Shares. Each award made hereunder shall be subject to the requirement that if at any time the Company determines that the listing, registration or qualification of the shares of Common Stock subject to such award upon any securities exchange or under any law, or the consent or approval of any governmental body, or the taking of any other action is necessary or desirable as a condition of, or in connection with, the delivery of shares thereunder, such shares shall not be delivered unless such listing, registration, qualification, consent, approval or other action shall have been effected or obtained, free of any conditions not acceptable to the Company. The Company may require that certificates evidencing shares of Common Stock delivered pursuant to any award made hereunder bear a legend indicating that the sale, transfer or other disposition thereof by the holder is prohibited except in compliance with the Securities Act of 1933, as amended, and the rules and regulations thereunder.

5.7 Adjustment. In the event of any equity restructuring (within the meaning of Financial Accounting Standards Board Accounting Standards Codification Topic 718, Compensation — Stock Compensation) that causes the per share value of shares of Common Stock to change, such as a stock dividend, stock split, spinoff, rights offering or recapitalization through an extraordinary dividend, the number and class of securities available under this Plan, the number and class of securities subject to each outstanding Option or SAR and the purchase price or base price per share, the terms of each outstanding Restricted Stock Award and Restricted Stock Unit Award, including the number and class of securities subject thereto, the terms of each outstanding Performance Award, the maximum number of securities with respect to which Options or SARs may be granted during any fiscal year of the Company to any one grantee, the maximum number of shares of Common Stock that may be awarded during any fiscal year of the Company to any one grantee pursuant to a Stock Award that is subject to Performance Measures or a Performance Award, and the maximum amount that may be payable pursuant to any Performance Award denominated in cash granted during any fiscal year of the Company to any one grantee shall be appropriately adjusted by the Committee, such adjustments to be made in the case of outstanding Options and SARs without an increase in the aggregate purchase price or base price and in accordance with Section 409A of the Code. In the event of any other change in corporate capitalization, including a merger, consolidation, reorganization, or partial or complete liquidation of the Company, such equitable adjustments described in the foregoing sentence may be made as determined to be appropriate and equitable by the Committee (or, if the Company is not the surviving corporation in any such transaction, the

board of directors of the surviving corporation) to prevent dilution or enlargement of rights of participants. In either case, the decision of the Committee regarding any such adjustment shall be final, binding and conclusive. If any such adjustment would result in a fractional security being (a) available under this Plan, such fractional security shall be disregarded, or (b) subject to an award under this Plan, the Company shall pay the holder of such award, in connection with the first vesting, exercise or settlement of such award, in whole or in part, occurring after such adjustment, an amount in cash determined by multiplying (i) the fraction of such security (rounded to the nearest hundredth) by (ii) the excess, if any, of (A) the Fair Market Value on the vesting, exercise or settlement date over (B) the exercise or base price, if any, of such award.

5.8 Change in Control. Notwithstanding any other provision of the Plan to the contrary, and unless otherwise provided in the award Agreement, in the event of a Change of Control:

(a) Any Options and Stock Appreciation Rights outstanding which are not then exercisable and vested, shall become fully exercisable and vested upon the termination of the participant's employment or service without Cause during the Applicable Period.

(b) The restrictions applicable to any Restricted Stock or Restricted Stock Unit Award which are not performance based shall lapse and such Restricted Stock or Restricted Stock Unit shall become free of all restrictions and become fully vested and transferable upon the termination of the participant's employment or service without Cause during the Applicable Period.

(c) The conditions applicable to any Performance Award shall be deemed satisfied at the target level and shall become free of all restrictions and become fully vested and transferable upon the termination of the participant's employment or service without Cause during the Applicable Period.

For purposes of this Section 5.8 and unless otherwise provided in the award Agreement, the term "Applicable Period" shall mean the twelve (12) month period ending on the first anniversary of a Change in Control.

In order to maintain the participants' rights in the event of a Change of Control, the Committee, as constituted before such Change of Control, is hereby authorized, and has sole discretion, as to any award, either at the time such award is made hereunder or any time thereafter, to take any one or more of the following actions: (i) provide for the purchase of any such award for an amount of cash equal to the amount that could have been attained upon the exercise of such award or realization of the participant's rights had such award been currently exercisable or payable; or (ii) cause any such award then outstanding to be assumed, or new rights substituted therefore, by the acquiring or surviving corporation after such Change of Control. The Committee may, in its discretion, include such further provisions and limitations in any award Agreement, as it may deem equitable and in the best interests of the Company.

5.9 Deferrals. The Committee may determine that the delivery of shares of Common Stock or the payment of cash, or a combination thereof, upon the settlement of all or a portion of any award made hereunder shall be deferred, or the Committee may, in its sole discretion,

approve deferral elections made by holders of awards. Deferrals shall be for such periods and upon such terms as the Committee may determine in its sole discretion, subject to the requirements of Section 409A of the Code.

5.10 No Right of Participation, Employment or Service. Unless otherwise set forth in an employment agreement, no person shall have any right to participate in this Plan. Neither this Plan nor any award made hereunder shall confer upon any person any right to continued employment by or service with the Company, any Subsidiary or any affiliate of the Company or affect in any manner the right of the Company, any Subsidiary or any affiliate of the Company to terminate the employment of any person at any time without liability hereunder.

5.11 Rights as Shareholder. No person shall have any right as a shareholder of the Company with respect to any shares of Common Stock or other equity security of the Company which is subject to an award hereunder unless and until such person becomes a shareholder of record with respect to such shares of Common Stock or equity security.

5.12 Designation of Beneficiary. To the extent permitted by the Committee, a holder of an award may file with the Company a written designation of one or more persons as such holder's beneficiary or beneficiaries (both primary and contingent) in the event of the holder's death or incapacity. To the extent an outstanding Option or SAR granted hereunder is exercisable, such beneficiary or beneficiaries shall be entitled to exercise such Option or SAR pursuant to procedures prescribed by the Company. Each beneficiary designation shall become effective only when filed in writing with the Company during the holder's lifetime on a form prescribed by the Company. The spouse of a married holder domiciled in a community property jurisdiction shall join in any designation of a beneficiary other than such spouse. The filing with the Company of a new beneficiary designation shall cancel all previously filed beneficiary designations. If a holder fails to designate a beneficiary, or if all designated beneficiaries of a holder predecease the holder, then each outstanding award held by such holder, to the extent vested or exercisable, shall be payable to or may be exercised by such holder's executor, administrator, legal representative or similar person.

5.13 Governing Law. This Plan, each award hereunder and the related Agreement, and all determinations made and actions taken pursuant thereto, to the extent not otherwise governed by the Code or the laws of the United States, shall be governed by the laws of the Commonwealth of Pennsylvania and construed in accordance therewith without giving effect to principles of conflicts of laws.

5.14 Clawback/Forfeiture.

(a) If required by Company policy, by the Sarbanes-Oxley Act of 2002 and/or by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 or other applicable laws, each participant's award shall be conditioned on repayment or forfeiture in accordance with such applicable laws, Company policy, and any relevant provisions in the related award Agreement.

(b) The Committee may specify in an award Agreement or otherwise that a participant's rights, payments, and benefits with respect to an award shall be subject to reduction,

cancellation, forfeiture, or recoupment upon the occurrence of certain specified events, in addition to any otherwise applicable vesting or performance conditions of an award. Such events may include, without limitation, termination of employment for Cause, violation of material policies that may apply to the participant, breach of noncompetition, confidentiality, or other restrictive covenants that may apply to the participant, or other conduct by the participant that is detrimental to the business or reputation of the Company or a Subsidiary.

H

VICTORY BANK 401(K) RETIREMENT PLAN

SUMMARY PLAN DESCRIPTION

Effective Date January 1, 2009

TABLE OF CONTENTS

INTRODUCTION TO YOUR PLAN

ARTICLE I
PARTICIPATION IN THE PLAN

ARTICLE II
EMPLOYEE CONTRIBUTIONS

ARTICLE III
EMPLOYER CONTRIBUTIONS

ARTICLE IV
COMPENSATION AND ACCOUNT BALANCE

ARTICLE V
VESTING

ARTICLE VI
DISTRIBUTIONS PRIOR TO TERMINATION

ARTICLE VII
BENEFITS AND DISTRIBUTIONS UPON TERMINATION OF EMPLOYMENT

ARTICLE VIII
BENEFITS AND DISTRIBUTIONS UPON DEATH

ARTICLE IX
TAX TREATMENT OF DISTRIBUTIONS

ARTICLE X
LOANS

ARTICLE XI
PROTECTED BENEFITS AND CLAIMS PROCEDURES

ARTICLE XII
GENERAL INFORMATION ABOUT THE PLAN

VICTORY BANK 401(K) RETIREMENT PLAN

SUMMARY PLAN DESCRIPTION

INTRODUCTION TO YOUR PLAN

What kind of Plan is this?

Victory Bank 401(k) Retirement Plan ("Plan") has been adopted to provide you with the opportunity to save for retirement on a tax-advantaged basis. This Plan is a type of qualified retirement plan commonly referred to as a 401(k) Plan. As a participant under the Plan, you may elect to contribute a portion of your compensation to the Plan. In addition, your Employer may make contributions to the Plan on your behalf.

What information does this Summary provide?

This Summary Plan Description ("SPD") contains information regarding when you may become eligible to participate in the Plan, your Plan benefits, your distribution options, and many other features of the Plan. You should take the time to read this SPD to get a better understanding of your rights and obligations in the Plan.

In this summary, your Employer has addressed the most common questions you may have regarding the Plan. If this SPD does not answer all of your questions, please contact the Administrator or other plan representative. The Administrator is responsible for responding to questions and making determinations related to the administration, interpretation, and application of the Plan. The name and address of the Administrator can be found at the end of this SPD in the Article entitled "General Information About the Plan."

This SPD describes the Plan's benefits and obligations as contained in the legal Plan document, which governs the operation of the Plan. The Plan document is written in much more technical and precise language and is designed to comply with applicable legal requirements. If the non-technical language in this SPD and the technical, legal language of the Plan document conflict, the Plan document always governs. If you wish to receive a copy of the legal Plan document, please contact the Administrator.

The Plan and your rights under the Plan are subject to federal laws, such as the Employee Retirement Income Security Act (ERISA) and the Internal Revenue Code, as well as some state laws. The provisions of the Plan are subject to revision due to a change in laws or due to pronouncements by the Internal Revenue Service (IRS) or Department of Labor (DOL). Your Employer may also amend or terminate this Plan. If the provisions of the Plan that are described in this SPD change, your Employer will notify you.

Types of Contributions. The following types of contributions may be made under this plan:

- employee salary deferrals including Roth 401(k) deferrals
- employee rollover contributions
- employer matching contributions
- employer profit sharing contributions

ARTICLE I
PARTICIPATION IN THE PLAN

How do I participate in the Plan?

Provided you are not an Excluded Employee, you may begin participating under the Plan once you have satisfied the eligibility requirements and reached your "Entry Date." The following describes the eligibility requirements and Entry Dates that apply. You should contact the Administrator if you have questions about the timing of your Plan participation.

Salary Deferrals and Rollover Contributions

Excluded Employees. If you are a member of a class of employees identified below, you are an Excluded Employee and you are not entitled to participate in the Plan for purposes of salary deferrals and rollover contributions. The Excluded Employees are:

- union employees whose employment is governed by a collective bargaining agreement under which retirement benefits were the subject of good faith bargaining
- certain nonresident aliens who have no earned income from sources within the United States

Eligibility Conditions. You will be eligible to participate for purposes of salary deferrals and rollover contributions when you have satisfied the following eligibility condition(s). However, you will actually enter the Plan once you reach the Entry Date as described below.

- attainment of age 18.

Entry Date. For purposes of salary deferrals and rollover contributions, your Entry Date will be the date on which you satisfy the eligibility requirements.

Matching Contributions

Excluded Employees. If you are a member of a class of employees identified below, you are an Excluded Employee and you are not entitled to participate in the Plan for purposes of matching contributions. The Excluded Employees are:

- union employees whose employment is governed by a collective bargaining agreement under which retirement benefits were the subject of good faith bargaining

- certain nonresident aliens who have no earned income from sources within the United States

Eligibility Conditions. You will be eligible to participate for purposes of matching contributions when you have satisfied the following eligibility condition(s). However, you will actually enter the Plan once you reach the Entry Date as described below.

- attainment of age 18.

Entry Date. For purposes of matching contributions, your Entry Date will be the date on which you satisfy the eligibility requirements.

Profit Sharing Contributions

Excluded Employees. If you are a member of a class of employees identified below, you are an Excluded Employee and you are not entitled to participate in the Plan for purposes of profit sharing contributions. The Excluded Employees are:

- union employees whose employment is governed by a collective bargaining agreement under which retirement benefits were the subject of good faith bargaining

- certain nonresident aliens who have no earned income from sources within the United States

Eligibility Conditions. You will be eligible to participate for purposes of profit sharing contributions when you have satisfied the following eligibility condition(s). However, you will actually enter the Plan once you reach the Entry Date as described below.

- attainment of age 18.

Entry Date. For purposes of profit sharing contributions, your Entry Date will be the date on which you satisfy the eligibility requirements.

What happens if I'm a participant, terminate employment and then I'm rehired?

If you are no longer a participant because you terminated employment, and you are rehired, then you will be able to participate in the Plan on your date of rehire provided you are otherwise eligible to participate in the Plan.

ARTICLE II
EMPLOYEE CONTRIBUTIONS

What are salary deferrals and how do I contribute them to the Plan?

Salary Deferrals. As a participant under the Plan, you may elect to reduce your compensation by a specific percentage or dollar amount and have that amount contributed to the Plan as a salary deferral. There are two types of salary deferrals: Pre-Tax 401(k) deferrals and Roth 401(k) deferrals. For purposes of this SPD, "salary deferrals" generally means both Pre-Tax 401(k) deferrals and Roth 401(k) deferrals. Regardless of the type of deferral you make, the amount you defer is counted as compensation for purposes of Social Security taxes.

Pre-Tax 401(k) Deferrals. If you elect to make Pre-Tax 401(k) deferrals, then your taxable income is reduced by the deferral contributions so you pay less in federal income taxes. Later, when the Plan distributes the deferrals and earnings, you will pay the taxes on those deferrals and the earnings. Therefore, with a Regular 401(k) deferral, federal income taxes on the deferral contributions and on the earnings are only postponed. Eventually, you will have to pay taxes on these amounts.

Roth 401(k) Deferrals. If you elect to make Roth 401(k) deferrals, the deferrals are subject to federal income taxes in the year of deferral. However, the deferrals and, in most cases, the earnings on the deferrals are not subject to federal income taxes when distributed to you. In order for the earnings to be tax free, you must meet certain conditions. See "What are my tax consequences when I receive a distribution from the Plan?" below.

Deferral procedure. The amount you elect to defer will be deducted from your pay in accordance with a procedure established by the Administrator. The procedure will require that you enter into a salary deferral agreement after you satisfy the Plan's eligibility requirements. You may elect to defer a portion of your salary as of your Entry Date or on each payroll period. Such election will become effective as soon as administratively feasible after it is received by the Administrator. Your election will remain in effect until you modify or terminate it.

Deferral modifications. You are permitted to revoke your salary deferral election at any time during the Plan Year. You may make any other modification on the first day of any payroll period or in accordance with any other procedure that your Employer provides. Any modification will become effective as soon as administratively feasible after it is received by the Administrator.

Deferral Limit. As a participant, you may elect to defer a percentage of your compensation each year instead of receiving that amount in cash. Your total deferrals in any taxable year may not exceed a dollar limit which is set by law. The limit for 2009 is $16,500. After 2009, the dollar limit may increase for cost-of-living adjustments. See the paragraph below on Annual dollar limit. The Administrator will notify you of the maximum percentage you may defer.

Catch-up contributions. If you are at least age 50 or will attain age 50 before the end of a calendar year, then you may elect to defer additional amounts (called "catch-up contributions") to the plan as of the January 1st of that year. The additional amounts may be deferred regardless of any other limitations on the amount that you may defer to the plan. The maximum "catch-up contribution" that you can make in 2009 is $5,500. After 2009, the maximum may increase for cost-of-living adjustments.

Annual dollar limit. You should also be aware that each separately stated annual dollar limit on the amount you may defer (the annual deferral limit and the "catch-up contribution" limit) is a separate aggregate limit that applies to all such similar salary deferral amounts and "catch-up contributions" you may make under this Plan and any other cash or deferred arrangements (including tax-sheltered 403(b) annuity contracts, simplified employee pensions or other 401(k) plans) in which you may be participating. Generally, if an annual dollar limit is exceeded, then the excess must be returned to you in order to avoid adverse tax consequences. For this reason, it is desirable to request in writing that any such excess salary deferral amounts and "catch-up contributions" be returned to you.

If you are in more than one plan, you must decide which plan or arrangement you would like to return the excess. If you decide that the excess should be distributed from this Plan, you must communicate this in writing to the Administrator no later than the March 1st following the close of the calendar year in which such excess deferrals were made. However, if the entire dollar limit is exceeded in this Plan or any other plan your Employer maintains, then you will be deemed to have notified the Administrator of the excess. The Administrator will then return the excess deferral and any earnings to you by April 15th.

Allocation of deferrals. The Administrator will allocate the amount you elect to defer to an account maintained on your behalf. You will always be 100% vested in this account (see the Article in this SPD entitled "Vesting"). This means that you will always be entitled to all amounts that you defer. This money will, however, be affected by any investment gains or losses. If there is an investment gain, then the balance in your account will increase. If there is an investment loss, then the balance in your account will decrease.

Distribution of deferrals. The rules regarding distributions of amounts attributable to your salary deferrals are explained later in this SPD. However, if you are a highly compensated employee (generally more than 5% owners or individuals receiving wages in excess of certain amounts established by law), a distribution of amounts attributable to your salary deferrals or certain excess contributions may be required to comply with the law. The Administrator will notify you when a distribution is required.

What are rollover contributions?

Rollover contributions. At the discretion of the Administrator, a Participant who is currently employed or an Eligible Employee, then you may be permitted to deposit into the Plan distributions you have received from other plans and certain IRAs. Such a deposit is called a "rollover" and may result in tax savings to you. You may ask the administrator or trustee of the other plan or IRA to directly transfer (a "direct rollover") to this Plan all or a portion of any amount that you are entitled to receive as a distribution from such plan. Alternatively, if you received a distribution from a prior plan, you may elect to deposit any amount eligible to be rolled over within 60 days of your receipt of the distribution. You should consult qualified counsel to determine if a rollover is permitted and in your best interest.

Rollover account. Your rollover will be accounted for in a "rollover account." You will always be 100% vested in your "rollover account" (see the Article in this SPD entitled "Vesting"). This means that you will always be entitled to all amounts in your rollover account. Rollover contributions will be affected by any investment gains or losses. In addition, any Roth 401(k) Deferrals that are accepted as rollovers in this Plan will be accounted for separately.

Withdrawal of rollover contributions. You may withdraw the amounts in your "rollover account" at any time.

ARTICLE III
EMPLOYER CONTRIBUTIONS

In addition to any deferrals you elect to make, your Employer may make additional contributions to the Plan on your behalf. This Article describes Employer contributions that may be made to the Plan and how your share of the contribution is determined.

What is the Employer matching contribution and how is it allocated?

Matching Contribution. Your Employer may make a discretionary matching contribution equal to a uniform percentage of your salary deferrals. Each year, your Employer will determine the amount of the discretionary percentage.

Limit on matching percentage. In applying this matching percentage, however, your Employer has the option to disregard salary deferrals that exceed a certain dollar amount or a certain percentage of your compensation for such period. The Plan Administrator will inform you of this limit.

Allocation conditions. You will always share in the matching contribution regardless of the amount of service you complete during the Plan Year.

What is the Employer profit sharing contribution and how is it allocated?

Profit sharing contribution. Each year, your Employer may make a discretionary profit sharing contribution to your account.

Allocation conditions. In order to share in the profit sharing contribution for a Plan Year, you must satisfy the following conditions:

- If you are employed on the last day of the Plan Year, you will share if you completed a Year of Service during the Plan Year.

- If you terminate employment (not employed on the last day of the Plan Year), you will not receive a profit sharing contribution regardless of the amount of service you complete during the Plan Year.

- You will share in the profit sharing contribution for the year regardless of the amount of service you complete during the Plan Year in the year of your death, disability or retirement.

How is my service determined for allocation purposes?

Year of Service. You will have completed a Year of Service for a Plan Year if you have completed at least 1,000 Hours of Service during the Plan Year.

Hour of Service. You will be credited with your actual Hours of Service for:

(a) each hour for which you are directly or indirectly compensated by the Employer for the performance of duties during the Plan Year;

(b) each hour for which you are directly or indirectly compensated by the Employer for reasons other than the performance of duties (such as vacation, holidays, sickness, disability, lay-off, military duty, jury duty or leave of absence during the Plan Year); and

(c) each hour for back pay awarded or agreed to by the Employer.

You will not be credited for the same Hours of Service both under (a) or (b), as the case may be, and under (c).

What are forfeitures and how are they allocated?

Definition of forfeitures. In order to reward employees who remain employed with the Employer for a long period of time, the law permits a "vesting schedule" to be applied to certain contributions that your Employer makes to the Plan. This means that you will not be "vested" in (entitled to) all of the contributions until you have been employed with the Employer for a specified period of time (see the Article entitled "Vesting"). If a participant terminates employment before being fully vested, then the non-vested portion of the terminated participant's account balance remains in the Plan and is called a forfeiture.

Allocation of forfeitures. Forfeitures will be allocated as follows:

- Forfeitures may first be used to pay any administrative expenses.

- Any remaining forfeitures will be used to reduce any Employer contribution.

ARTICLE IV
COMPENSATION AND ACCOUNT BALANCE

What compensation is used to determine my Plan benefits?

Definition of compensation. For the purposes of the Plan, compensation has a special meaning. Compensation is generally defined as your total compensation that is subject to income tax and paid to you by your Employer during the Plan Year. Amounts paid to you after you terminate employment are generally not treated as compensation. If you are a self-employed individual, your compensation will be equal to

your earned income. The following describes the adjustments to compensation that may apply for the different types of contributions provided under the Plan.

All Contributions

Adjustments to compensation. The following adjustments to compensation will be made:

- salary deferrals to this Plan and to any other plan or arrangement (such as a cafeteria plan) will be included.
- reimbursements or other expense allowances, fringe benefits, moving expenses, deferred compensation, and welfare benefits will be excluded.
- compensation paid while not a participant in the component of the Plan for which compensation is being used will be excluded.

Salary Deferrals

Adjustments to compensation. The following adjustments to compensation will be made for purposes of salary deferrals:

- compensation paid for unused accrued bona fide sick, vacation or other leave, if such amounts would have been included in compensation if paid prior to your termination of employment and you would have been able to use the leave if employment had continued will be included. In addition, compensation will also include nonqualified unfunded deferred compensation if the payment is includible in gross income and would have been paid to you had you continued employment.
- compensation paid after you terminate employment by reason of qualified military service, provided the payments do not exceed the amounts you would have received had you remained employed, will be excluded.

Matching Contributions

Adjustments to compensation. The following adjustments to compensation will be made for purposes of matching contributions:

- compensation paid for unused accrued bona fide sick, vacation or other leave, if such amounts would have been included in compensation if paid prior to your termination of employment and you would have been able to use the leave if employment had continued will be included. In addition, compensation will also include nonqualified unfunded deferred compensation if the payment is includible in gross income and would have been paid to you had you continued employment.
- compensation paid after you terminate employment by reason of qualified military service, provided the payments do not exceed the amounts you would have received had you remained employed, will be excluded.

Profit Sharing Contributions

Adjustments to compensation. The following adjustments to compensation will be made for purposes of profit sharing contributions:

- compensation paid for unused accrued bona fide sick, vacation or other leave, if such amounts would have been included in compensation if paid prior to your termination of employment and you would have been able to use the leave if employment had continued will be included. In addition, compensation will also include nonqualified unfunded deferred compensation if the payment is includible in gross income and would have been paid to you had you continued employment.
- compensation paid after you terminate employment by reason of qualified military service, provided the payments do not exceed the amounts you would have received had you remained employed, will be excluded.

Is there a limit on the amount of compensation which can be considered?

The Plan, by law, cannot recognize annual compensation in excess of a certain dollar limit. The limit for the Plan Year beginning in 2009 is $245,000. After 2009, the dollar limit may increase for cost-of-living adjustments.

Is there a limit on how much can be contributed to my account each year?

Generally, the law imposes a maximum limit on the amount of contributions (excluding catch-up contributions) that may be made to your account and any other amounts allocated to any of your accounts during the Plan Year, excluding earnings. Beginning in 2009, this total cannot exceed the lesser of $49,000 or 100% of your annual compensation. After 2009, the dollar limit may increase for cost-of-living adjustments.

How is the money in the Plan invested?

The Trustee of the Plan has been designated to hold the assets of the Plan for the benefit of Plan participants and their beneficiaries in accordance with the terms of this Plan. The trust fund established by the Plan's Trustee will be the funding medium used for the accumulation of assets from which Plan benefits will be distributed.

Participant directed investments. You will be able to direct the investment of your entire interest in the Plan. The Administrator will provide you with information on the investment choices available to you, the procedures for making investment elections, the frequency with which you can change your investment choices and other important information. You need to follow the procedures for making investment elections and you should carefully review the information provided to you before you give investment directions. If you do not direct the investment of your applicable Plan accounts, then your accounts will be invested in accordance with the default investment alternatives established under the Plan.

The Plan is intended to comply with Section 404(c) of ERISA (the Employee Retirement Income Security Act). If the Plan complies with this Section, then the fiduciaries of the Plan, including your Employer, the Trustee and the Administrator, will be relieved of any legal liability for any losses which are the direct and necessary result of the investment directions that you give.

The Plan Fiduciary who is responsible for ensuring that your investment instructions are carried out and from whom you may obtain information regarding the investment options available under the Plan, referred to as the "404(c) Fiduciary" is the plan trustee:

Robert H. Schultz, Trustee
Richard L. Graver, Trustee
548 North Lewis Road
Limerick, Pennsylvania 19468

The 404(c) Fiduciary is not required to and will not carry out Participant directions which would fail to comply with the terms of the Plan, would jeopardize the tax qualified status of the Plan, would cause the Plan Fiduciary to acquire foreign assets within the Plan, could result in a loss in excess of the Participant's account balance, would result in a prohibited transaction, or would generate income that would be taxable to the Plan.

Earnings or losses. When you direct investments, your accounts are segregated for purposes of determining the earnings or losses on these investments. Your account does not share in the investment performance of other participants who have directed their own investments. You should remember that the amount of your benefits under the Plan will depend in part upon your choice of investments. Gains as well as losses can occur and your Employer, the Administrator, and the Trustee will not provide investment advice or guarantee the performance of any investment you choose.

Will Plan expenses be deducted from my account balance?

Expenses allocated to all accounts. The Plan permits the payment of Plan expenses to be made from the Plan's assets. If expenses are paid using the Plan's assets, then the expenses will generally be allocated among the accounts of all participants in the Plan. These expenses will be allocated either proportionately based on the value of the account balances or as an equal dollar amount based on the number of participants in the Plan. The method of allocating the expenses depends on the nature of the expense itself. For example, certain administrative (or recordkeeping) expenses would typically be allocated proportionately to each participant. If the Plan pays $1,000 in expenses and there are 100 participants, your account balance would be charged $10 ($1,000/100) of the expense.

Terminated employee. After you terminate employment, your Employer reserves the right to charge your account for your pro rata share of the Plan's administration expenses, regardless of whether your Employer pays some of these expenses on behalf of current employees.

Expenses allocated to individual accounts. The Plan permits the payment of Plan expenses to be made from the Plan's assets. If expenses are paid using the Plan's assets, then the expenses will generally be allocated among the accounts of all participants in the Plan. These expenses will be allocated either proportionately based on the value of the account balances or as an equal dollar amount based on the number of participants in the Plan. There are certain other expenses that may be paid just from your account. These are expenses that are specifically incurred by, or attributable to, you. These additional expenses may be paid directly from your account (and not the accounts of other participants) because they are directly attributable to you under the Plan. The Administrator will inform you when there will be a charge (or charges) directly to your account. Listed below are typical examples of fees assessed directly against participant accounts:

- **Distribution upon termination:** Distribution of a participant's account upon termination of employment, including preparation of required notices and elections, distribution check or transfer of funds by direct rollover, as appropriate, and tax reporting forms.
- **Participant loan:** Participant loan fee (includes processing and document preparation) and annual or monthly maintenance fee.
- **QDRO:** Upon divorce, qualified domestic relations order ("QDRO") review and processing, including notices to parties and preparation of QDRO distribution check. In addition, the Plan will charge the participant's account for actual legal expenses and costs if the Plan consults with a tax advisor or legal counsel regarding the qualified status of the order.
- **Hardship distribution:** Hardship distribution, including application processing and preparation of required notices, elections and distribution check.
- **In-service distribution:** Non-hardship in-service distribution, including application processing and preparation of required notices,

elections and distribution check.

- **RMD:** Required minimum distributions, including annual calculation of required minimum distribution and preparation of required notices, elections and distribution check.

Your Employer may, from time to time, change the manner in which expenses are allocated.

ARTICLE V
VESTING

What is my vested interest in my account?

In order to reward employees who remain employed with the Employer for a long period of time, the law permits a "vesting schedule" to be applied to certain contributions that your Employer makes to the Plan. This means that you will not be entitled ("vested") in all of the contributions until you have been employed with the Employer for a specified period of time.

100% vested contributions. You are always 100% vested (which means that you are entitled to all of the amounts) in your accounts attributable to the following contributions:

- salary deferrals including Roth 401(k) deferrals and catch-up contributions
- rollover contributions

Vesting schedules. Your "vested percentage" for certain Employer contributions is based on vesting Years of Service. This means at the time you stop working, your account balance attributable to contributions subject to a vesting schedule is multiplied by your vested percentage. The result, when added to the amounts that are always 100% vested as shown above, is your vested interest in the Plan, which is what you will actually receive from the Plan. You will always, however, be 100% vested if you are employed on or after your Normal Retirement Age or if you die or become disabled.

Your "vested percentage" in your account attributable to profit sharing contributions is determined under the following schedule.

Vesting Schedule
Profit Sharing Contributions

Years of Service	Percentage
1	25%
2	50%
3	75%
4	100%

Your "vested percentage" in your account attributable to matching contributions is determined under the following schedule.

Vesting Schedule
Matching Contributions

Years of Service	Percentage
1	25%
2	50%
3	75%
4	100%

How is my service determined for vesting purposes?

Year of Service. To earn a Year of Service, you must be credited with at least 1,000 Hours of Service during a Plan Year. The Plan contains specific rules for crediting Hours of Service for vesting purposes. The Administrator will track your service and will credit you with a Year of Service for each Plan Year in which you are credited with the required Hours of Service, in accordance with the terms of the Plan. If you have any questions regarding your vesting service, you should contact the Administrator.

Hour of Service. You will be credited with your actual Hours of Service for:

(a) each hour for which you are directly or indirectly compensated by the Employer for the performance of duties during the Plan Year;

(b) each hour for which you are directly or indirectly compensated by the Employer for reasons other than the performance of duties (such as vacation, holidays, sickness, disability, lay-off, military duty, jury duty or leave of absence during the Plan Year); and

(c) each hour for back pay awarded or agreed to by the Employer.

You will not be credited for the same Hours of Service both under (a) or (b), as the case may be, and under (c).

What service is counted for vesting purposes?

Service with the Employer. In calculating your vested percentage, all service you perform for the Employer will generally be counted. However, there are some exceptions to this general rule.

Break in Service rules. If you terminate employment and are rehired, you may lose credit for prior service under the Plan's Break in Service rules.

For vesting purposes, you will have a Break in Service if you complete less than one-half the Hours of Service needed for a Year of Service during the computation period used to determine whether you have a Year of Service. However, if you are absent from work for certain leaves of absence such as a maternity or paternity leave, you may be credited with enough Hours of Service to prevent a Break in Service.

Five-year Break in Service rule. The five-year Break in Service rule applies only to participants who had no vested interest in the Plan when employment had terminated. If you were not vested in any amounts when you terminated employment and you have five 1-Year Breaks in Service (as defined above), all the service you earned before the 5-year period no longer counts for vesting purposes. Thus, if you return to employment after incurring five 1-Year Breaks in Service, you will be treated as a new employee (with no service) for purposes of determining your vested percentage under the Plan.

Military Service. If you are a veteran and are reemployed under the Uniformed Services Employment and Reemployment Rights Act of 1994, your qualified military service may be considered service with the Employer. If you may be affected by this law, ask the Administrator for further details.

What happens to my non-vested account balance if I'm rehired?

If you have no vested interest in the Plan when you leave, your account balance will be forfeited. However, if you are rehired before incurring five 1-Year Breaks in Service, your account balance as of your termination date will be restored, unadjusted for any gains or losses.

If you are partially vested in your account balance when you leave, the non-vested portion of your account balance will be forfeited on the earlier of the date:

(a) of the distribution of your vested account balance, or

(b) when you incur five consecutive 1-year Breaks in Service.

If you received a distribution of your vested account balance and are rehired, you may have the right to repay this distribution. If you repay the entire amount of the distribution, your Employer will restore your account balance with your forfeited amount. You must repay this distribution within five years from your date of reemployment, or, if earlier, before you incur five 1-Year Breaks in Service. If you were 100% vested when you left, you do not have the opportunity to repay your distribution.

What happens if the Plan becomes a "top-heavy plan"?

Top-heavy plan. A retirement plan that primarily benefits "key employees" is called a "top-heavy plan." Key employees are certain owners or officers of your Employer. A plan is generally a "top-heavy plan" when more than 60% of the plan assets are attributable to key employees. Each year, the Administrator is responsible for determining whether the Plan is a "top-heavy plan."

Top-heavy rules. If the Plan becomes top-heavy in any Plan Year, then non-key employees may be entitled to certain "top-heavy minimum benefits," and other special rules will apply. These top-heavy rules include the following:

- Your Employer may be required to make a contribution on your behalf in order to provide you with at least "top-heavy minimum benefits."

- If you are a participant in more than one Plan, you may not be entitled to "top-heavy minimum benefits" under both Plans.

ARTICLE VI
DISTRIBUTIONS PRIOR TO TERMINATION

Can I withdraw money from my account while working?

In-service distributions. You may be entitled to receive an in-service distribution. However, this distribution is not in addition to your other benefits and will therefore reduce the value of the benefits you will receive at retirement. This distribution is made at your election and will be made in accordance with the forms of distributions available under the Plan.

Conditions. Generally you may receive a distribution from the Plan prior to your termination of employment provided you satisfy any of the following conditions:

- you have attained age 59.5
- you have reached Normal Retirement Age

Also, the law restricts any in-service distributions from certain accounts which are maintained for you under the Plan before you reach age 59 1/2. These accounts are the ones set up to receive your salary deferral contributions and other Employer contributions which are used to satisfy special rules for 401(k) plans. Ask the Administrator if you need more details.

Limitations. The following limitations apply to in-service distributions:

- In-service distributions can only be made from accounts which are 100% vested.

Can I withdraw money from my account in the event of financial hardship?

Hardship distributions. You may withdraw money for financial hardship if you satisfy certain conditions. This hardship distribution is not in addition to your other benefits and will therefore reduce the value of the benefits you will receive at retirement.

Qualifying expenses. A hardship distribution may be made to satisfy certain immediate and heavy financial needs that you have. A hardship distribution may only be made for payment of the following:

- Expenses for medical care (described in Section 213(d) of the Internal Revenue Code) previously incurred by you, your spouse or your dependents or necessary for you, your spouse or your dependents to obtain medical care.
- Costs directly related to the purchase of your principal residence (excluding mortgage payments).
- Tuition, related educational fees, and room and board expenses for the next twelve (12) months of post-secondary education for yourself, your spouse or your dependents.
- Amounts necessary to prevent your eviction from your principal residence or foreclosure on the mortgage of your principal residence.
- Payments for burial or funeral expenses for your deceased parent, spouse, children or other dependents.
- Expenses for the repair of damage to your principal residence that would qualify for the casualty deduction under the Internal Revenue Code.

Conditions. If you have any of the above expenses, a hardship distribution can only be made if you certify and agree that all of the following conditions are satisfied:

(a) The distribution is not in excess of the amount of your immediate and heavy financial need. The amount of your immediate and heavy financial need may include any amounts necessary to pay any federal, state, or local income taxes or penalties reasonably anticipated to result from the distribution;

(b) You have obtained all distributions, other than hardship distributions, and all nontaxable loans currently available under all plans that your Employer maintains; and

(c) That your salary deferrals will be suspended for at least six (6) months after your receipt of the hardship distribution.

Limitations. The following limitations apply to hardship distributions:

- Hardship distributions can only be made from accounts which are 100% vested.
- You must be employed with the Employer at the time of the hardship distribution.

Account restrictions. There are restrictions placed on hardship distributions which are made from certain accounts. These accounts are the ones set up to receive your salary deferral contributions and other Employer contributions which are used to satisfy special rules that apply to 401(k) plans. Generally, the only amounts that can be distributed to you on account of a hardship from these accounts are your salary deferrals. The earnings on your salary deferrals and special Employer contributions may not be distributed to you on account of a hardship. Ask the Administrator if you need further details.

In the event you receive a hardship distribution from your deferrals to this Plan, you will not be allowed to make salary deferrals for a period of six (6) months after you receive the distribution.

ARTICLE VII
BENEFITS AND DISTRIBUTIONS UPON TERMINATION OF EMPLOYMENT

When can I get money out of the Plan?

You may receive a distribution of the vested portion of some or all of your accounts in the Plan for the following reasons:

- termination of employment for reasons other than death, disability or retirement
- normal retirement
- disability

This Plan is designed to provide you with retirement benefits. However, distributions are permitted if you die or become disabled. In addition, certain payments are permitted when you terminate employment for any other reason. The rules under which you can receive a distribution are described in this Article. The rules regarding the payment of death benefits to your beneficiary are described in "Benefits and Distributions Upon Death."

You may also receive distributions while you are still employed with the Employer. (See the Article entitled "Distributions Prior to Termination" for a further explanation.)

What happens if I terminate employment before death, disability or retirement?

If your employment terminates for reasons other than death, disability or normal retirement, you will be entitled to receive only the "vested percentage" of your account balance.

You may elect to have your vested account balance distributed to you as soon as administratively feasible following your termination of employment. (See the question entitled "How will my benefits be paid to me?" for additional information.)

Amounts in your rollover account will be considered as part of your benefit in determining whether the $5,000 threshold for timing of payments described above has been exceeded as well as for determining if the value of your vested account balance exceeds the $1,000 threshold used to determine whether you must consent to a distribution.

What happens if I terminate employment at Normal Retirement Date?

Normal Retirement Date. You will attain your Normal Retirement Age when you reach your 65th birthday. Your Normal Retirement Date is the date on which you attain your Normal Retirement Age.

Payment of benefits. You will become 100% vested in all of your accounts under the Plan if you retire on or after your Normal Retirement Age. However, the actual payment of benefits generally will not begin until you reach your Normal Retirement Date (even if employment has not terminated). In such event, a distribution will be made, at your election, as soon as administratively feasible. If you remain employed past your Normal Retirement Date, you may generally defer the receipt of benefits until you actually terminate employment. In such event, benefit payments will begin as soon as feasible at your request, but not later than age 70 1/2. (See the question entitled "How will my benefits be paid to me?" for an explanation of how these benefits will be paid.)

What happens if I terminate employment due to disability?

Definition of disability. Under the Plan, disability is defined as a physical or mental condition resulting from bodily injury, disease, or mental disorder which renders you incapable of continuing any gainful occupation and which has lasted or can be expected to last for a continuous period of at least twelve (12) months. Your disability must be determined by a licensed physician. However, if your condition constitutes total disability under the federal Social Security Act, then the Administrator may deem that you are disabled for purposes of the Plan.

Payment of benefits. If you become disabled while an employee, you will become 100% vested in all of your accounts under the Plan. Payment of your disability benefits will be made to you as if you had retired. However, if the value of your account balance does not exceed $1,000, then a distribution of your account balance will be made to you, regardless of whether you consent to receive it. (See the question entitled "How will my benefits be paid to me?" for an explanation of how these benefits will be paid.)

How will my benefits be paid to me?

Forms of distribution. If your vested account balance does not exceed $5,000, then your vested account balance may only be distributed to you in a single lump-sum payment. In determining whether your vested account balance exceeds the $5,000 threshold, "rollovers" (and any earnings allocable to "rollover" contributions) will be taken into account.

In addition, if your vested account balance exceeds $1,000, you must consent to any distribution before it may be made. If your vested account balance exceeds $5,000, you may elect to receive a distribution of your vested account balance in:

- a single lump-sum payment

- partial withdrawals or installments but only with respect to minimum required distributions, over a period of not more than your assumed life expectancy (or your and your beneficiary's assumed life expectancies). (See below "Delaying distributions." for an explanation of minimum required distributions.)

Delaying distributions. You may delay the distribution of your vested account balance unless a distribution is required to be made, as explained earlier, because your vested account balance does not exceed $1,000. However, if you elect to delay the distribution of your vested account balance, there are rules that require that certain minimum distributions be made from the Plan. If you are a 5% owner, distributions are required to begin not later than the April 1st following the end of the year in which you reach age 70 1/2. If you are not a 5% owner, distributions are required to begin not later than the April 1st following the later of the end of the year in which you reach age 70 1/2 or retire. You should see the Administrator if you think you may be affected by these rules.

Medium of payment. Benefits under the Plan will generally be paid to you in cash.

ARTICLE VIII
BENEFITS AND DISTRIBUTIONS UPON DEATH

What happens if I die while working for the Employer?

If you die while still employed by the Employer, then 100% of your account balance will be used to provide your beneficiary with a death benefit.

Who is the beneficiary of my death benefit?

Married Participant. If you are married at the time of your death, your spouse will be the beneficiary of the entire death benefit unless an election is made to change the beneficiary. IF YOU WISH TO DESIGNATE A BENEFICIARY OTHER THAN YOUR SPOUSE, YOUR SPOUSE MUST IRREVOCABLY CONSENT TO WAIVE ANY RIGHT TO THE DEATH BENEFIT. YOUR SPOUSE'S CONSENT MUST BE IN WRITING, BE WITNESSED BY A NOTARY OR A PLAN REPRESENTATIVE AND ACKNOWLEDGE THE SPECIFIC NONSPOUSE BENEFICIARY.

If you are married and you change your designation, then your spouse must again consent to the change. In addition, you may elect a beneficiary other than your spouse without your spouse's consent if your spouse cannot be located.

Unmarried Participant. If you are not married, you may designate a beneficiary on a form to be supplied to you by the Administrator.

No beneficiary designation. At the time of your death, if you have not designated a beneficiary or your beneficiary is also not alive, the death benefit will be paid in the following order of priority to:

(a) your surviving spouse

(b) your children, including adopted children in equal shares (and if a child is not living, that child's share will be distributed to that child's heirs)

(c) your surviving parents, in equal shares

(d) your estate

How will the death benefit be paid to my beneficiary?

Lump-sum distributions. The death benefit will be paid to your beneficiary in a single lump-sum payment.

When must the last payment be made to my beneficiary?

The law generally restricts the ability of a retirement plan to be used as a method of retaining money for purposes of your death estate. Thus, there are rules that are designed to ensure that death benefits are distributable to beneficiaries within certain time periods.

Regardless of the method of distribution selected, if your designated beneficiary is a person (rather than your estate or some trusts) then minimum distributions of your death benefit will begin by the end of the year following the year of your death ("1-year rule") and must be paid over a period not extending beyond your beneficiary's life expectancy. If your spouse is the beneficiary, then under the "1-year rule," the start of payments will be delayed until the year in which you would have attained age 70 1/2 unless your spouse elects to begin distributions over his or her life expectancy before then. However, instead of the "1-year rule" your beneficiary may elect to have the entire death benefit paid by the end of the fifth year following the year of your death (the "5-year rule"). Generally, if your beneficiary is not a person, your entire death benefit must be paid under the "5-year rule."

Since your spouse has certain rights to the death benefit, you should immediately report any change in your marital status to the Administrator.

What happens if I'm a participant, terminate employment and die before receiving all my benefits?

If you terminate employment with the Employer and subsequently die, your beneficiary will be entitled to your remaining interest in the Plan at the time of your death. The provision in the Plan providing for full vesting of your benefit upon death does not apply if you die after terminating employment.

ARTICLE IX
TAX TREATMENT OF DISTRIBUTIONS

What are my tax consequences when I receive a distribution from the Plan?

Generally, you must include any Plan distribution in your taxable income in the year in which you receive the distribution. The tax treatment may also depend on your age when you receive the distribution. Certain distributions made to you when you are under age 59 1/2 could be subject to an additional 10% tax.

You will not be taxed on distributions of your Roth 401(k) deferrals. In addition, a distribution of the earnings on the Roth 401(k) deferrals will not be subject to tax if the distribution is a "qualified" distribution. A "qualified" distribution is one that is made after you have attained age 59 1/2 or is made on account of your death or disability. In addition, in order to be a "qualified" distribution, the distribution cannot be made prior to the expiration of a 5-year participation period. The 5-year participation period is the 5-year period beginning on the calendar year in which you first make a Roth 401(k) deferral to our Plan (or to another 401(k) plan or 403(b) plan if such amount was rolled over into our Plan) and ending on the last day of the calendar year that is 5 years later. For example, if you make your first Roth 401(k) deferral under this Plan on November 30, 2006, your participation period will end on December 31, 2010. It is not necessary that you make a Roth 401(k) deferral in each of the five years.

Can I elect a rollover to reduce or defer tax on my distribution?

Rollover or Direct Transfer. You may reduce, or defer entirely, the tax due on your distribution through use of one of the following methods:

(a) **60-day rollover.** The rollover of all or a portion of the distribution to an Individual Retirement Account or Annuity (IRA) or another employer retirement plan willing to accept the rollover. This will result in no tax being due until you begin withdrawing funds from the IRA or other qualified employer plan. The rollover of the distribution, however, MUST be made within strict time frames (normally, within 60 days after you receive your distribution). Under certain circumstances all or a portion of a distribution (such as a hardship distribution) may not qualify for this rollover treatment. In addition, most distributions will be subject to mandatory federal income tax withholding at a rate of 20%. This will reduce the amount you actually receive. For this reason, if you wish to roll over all or a portion of your distribution amount, the direct transfer option described in paragraph (b) below would be the better choice.

(b) **Direct rollover.** For most distributions, you may request that a direct transfer (sometimes referred to as a direct rollover) of all or a portion of a distribution be made to either an Individual Retirement Account or Annuity (IRA) or another employer retirement plan willing to accept the transfer. A direct transfer will result in no tax being due until you withdraw funds from the IRA or other employer plan. Like the rollover, under certain circumstances all or a portion of the amount to be distributed may not qualify for this direct transfer. If you elect to actually receive the distribution rather than request a direct transfer, then in most cases 20% of the distribution amount will be withheld for federal income tax purposes.

Tax Notice. WHENEVER YOU RECEIVE A DISTRIBUTION, THE ADMINISTRATOR WILL DELIVER TO YOU A MORE DETAILED EXPLANATION OF THESE OPTIONS. HOWEVER, THE RULES WHICH DETERMINE WHETHER YOU QUALIFY FOR FAVORABLE TAX TREATMENT ARE VERY COMPLEX. YOU SHOULD CONSULT WITH QUALIFIED TAX COUNSEL BEFORE MAKING A CHOICE.

ARTICLE X
LOANS

Is it possible to borrow money from the Plan?

Yes, you may request a participant loan from all your accounts using an application form provided by the Administrator. Your ability to obtain a participant loan depends on several factors. The Administrator will determine whether you satisfy these factors.

What are the loan rules and requirements?

There are various rules and requirements that apply to any loan, which are outlined in this question. In addition, your Employer has established a written loan program which explains these requirements in more detail. You can request a copy of the loan program from the Administrator. Generally, the rules for loans include the following:

- Loans are available to participants on a reasonably equivalent basis. Loans will be made to participants who are creditworthy. The Administrator may request that you provide additional information, such as financial statements, tax returns and credit reports to make this determination.

- All loans must be adequately secured. You must sign a promissory note along with a loan pledge. Generally, you must use your vested interest in the Plan as security for the loan, provided the outstanding balance of all your loans does not exceed 50% of your vested interest in the Plan. In certain cases, the Administrator may require you to provide additional collateral to receive a loan.

- You will be charged a reasonable rate of interest for any loan received from the Plan. The Administrator will determine a reasonable rate of interest by reviewing the interest rates charged for similar types of loans by other lenders.

- If approved, your loan will provide for level amortization with payments to be made not less frequently than quarterly. Generally, the term of your loan may not exceed five (5) years. However, if the loan is for the purchase of your principal residence, the Administrator may permit a longer repayment term. Generally, the Administrator will require that you repay your loan by agreeing to payroll deduction. If you have an unpaid leave of absence or go on military leave while you have an outstanding loan, please contact the Administrator to find out your repayment options.

- All loans will be considered a directed investment of your account under the Plan. All payments of principal and interest by you on a loan will be credited to your account.

- The amount the Plan may loan to you is limited by rules under the Internal Revenue Code. Any new loans, when added to the outstanding balance of all other loans from the Plan, will be limited to the lesser of:

  (a) $50,000 reduced by the excess, if any, of your highest outstanding balance of loans from the Plan during the one-year period ending on the day before the date of the new loan over your current outstanding balance of loans as of the date of the new loan; or

  (b) 1/2 of your vested interest in the Plan.

- No loan in an amount less than $1,000 will be made.

- The maximum number of Plan loans that you may have outstanding at any one time is one (1).

- If you fail to make payments when they are due under the terms of the loan, you will be considered to be "in default." The Administrator will consider your loan to be in default if any scheduled loan repayment is not made by the end of the calendar quarter following the calendar quarter in which the missed payment was due. The Plan would then have authority to take all reasonable actions to collect the balance owed on the loan. This could include filing a lawsuit or foreclosing on the security for the loan. Under certain circumstances, a loan that is in default may be considered a distribution from the Plan and could be considered taxable income to you. In any event, your failure to repay a loan will reduce the benefit you would otherwise be entitled to from the Plan.

- If you become entitled to a distribution from the Plan (except in the case of a hardship distribution or an in-service distribution), or if you terminate employment, your loan generally becomes due and payable in full immediately. You may repay the entire outstanding balance of the loan (including any accrued interest). If you do not repay the entire outstanding loan balance, your vested account balance will be reduced by the remaining outstanding balance of the loan.

The Administrator may periodically revise the Plan's loan policy. If you have any questions on participant loans or the current loan policy, please contact the Administrator.

ARTICLE XI
PROTECTED BENEFITS AND CLAIMS PROCEDURES

Are my benefits protected?

As a general rule, your interest in your account, including your "vested interest," may not be alienated. This means that your interest may not be sold, used as collateral for a loan (other than for a Plan loan), given away or otherwise transferred. In addition, your creditors may not attach, garnish or otherwise interfere with your account.

Are there any exceptions to the general rule?

There are two exceptions to this general rule. The Administrator must honor a "qualified domestic relations order." A "qualified domestic relations order" is defined as a decree or order issued by a court that obligates you to pay child support or alimony, or otherwise allocates a portion of your assets in the Plan to your spouse, former spouse, child or other dependent. If a qualified domestic relations order is received by the Administrator, all or a portion of your benefits may be used to satisfy that obligation. The Administrator will determine the validity of any domestic relations order received. You and your beneficiaries can obtain, without charge, a copy of the QUALIFIED DOMESTIC RELATIONS ORDER PROCEDURE from the Administrator.

The second exception applies if you are involved with the Plan's operation. If you are found liable for any action that adversely affects the Plan, the Administrator can offset your benefits by the amount that you are ordered or required by a court to pay the Plan. All or a portion of your benefits may be used to satisfy any such obligation to the Plan.

Can the Plan be amended?

Your Employer has the right to amend the Plan at any time. In no event, however, will any amendment authorize or permit any part of the Plan assets to be used for purposes other than the exclusive benefit of participants or their beneficiaries. Additionally, no amendment will cause any reduction in the amount credited to your account.

What happens if the Plan is discontinued or terminated?

Although your Employer intends to maintain the Plan indefinitely, your Employer reserves the right to terminate the Plan at any time. Upon termination, no further contributions will be made to the Plan and all amounts credited to your accounts will become 100% vested. Your Employer will direct the distribution of your accounts in a manner permitted by the Plan as soon as practicable. (See the question entitled "How will my benefits be paid to me?" for a further explanation.) You will be notified if the Plan is terminated.

How do I submit a claim for Plan benefits?

Benefits will be paid to you and your beneficiaries without the necessity for formal claims. However, if you think an error has been made in determining your benefits, then you or your beneficiaries may make a request for any Plan benefits to which you believe you are entitled. Any such request should be in writing and should be made to the Administrator.

If the Administrator determines the claim is valid, then you will receive a statement describing the amount of benefit, the method or methods of payment, the timing of distributions and other information relevant to the payment of the benefit.

What if my benefits are denied?

Your request for Plan benefits will be considered a claim for Plan benefits, and it will be subject to a full and fair review. If your claim is wholly or partially denied, the Administrator will provide you with a written or electronic notification of the Plan's adverse determination. This written or electronic notification must be provided to you within a reasonable period of time, but not later than 90 days after the receipt of your claim by the Administrator, unless the Administrator determines that special circumstances require an extension of time for processing your claim. If the Administrator determines that an extension of time for processing is required, written notice of the extension will be furnished to you prior to the termination of the initial 90-day period. In no event will such extension exceed a period of 90 days from the end of such initial period. The extension notice will indicate the special circumstances requiring an extension of time and the date by which the Plan expects to render the benefit determination.

In the case of a claim for disability benefits, if disability is determined by a physician (rather than relying upon a determination of disability for Social Security purposes), then instead of the above, the Administrator will provide you with written or electronic notification of the Plan's adverse benefit determination within a reasonable period of time, but not later than 45 days after receipt of the claim by the Plan. This period may be extended by the Plan for up to 30 days, provided that the Administrator both determines that such an extension is necessary due to matters beyond the control of the Plan and notifies you, prior to the expiration of the initial 45-day period, of the circumstances requiring the extension of time and the date by which the Plan expects to render a decision. If, prior to the end of the first 30-day extension period, the Administrator determines that, due to matters beyond the control of the Plan, a decision cannot be rendered

within that extension period, the period for making the determination may be extended for up to an additional 30 days, provided that the Administrator notifies you, prior to the expiration of the first 30-day extension period, of the circumstances requiring the extension and the date as of which the plan expects to render a decision. In the case of any such extension, the notice of extension will specifically explain the standards on which entitlement to a benefit is based, the unresolved issues that prevent a decision on the claim, and the additional information needed to resolve those issues, and you will be afforded at least 45 days within which to provide the specified information.

The Administrator's written or electronic notification of any adverse benefit determination must contain the following information:

(a) The specific reason or reasons for the adverse determination.

(b) Reference to the specific Plan provisions on which the determination is based.

(c) A description of any additional material or information necessary for you to perfect the claim and an explanation of why such material or information is necessary.

(d) Appropriate information as to the steps to be taken if you or your beneficiary want to submit your claim for review.

(e) In the case of disability benefits where disability is determined by a physician:

(i) If an internal rule, guideline, protocol, or other similar criterion was relied upon in making the adverse determination, either the specific rule, guideline, protocol, or other similar criterion; or a statement that such rule, guideline, protocol, or other similar criterion was relied upon in making the adverse determination and that a copy of the rule, guideline, protocol, or other similar criterion will be provided to you free of charge upon request.

(ii) If the adverse benefit determination is based on a medical necessity or experimental treatment or similar exclusion or limit, either an explanation of the scientific or clinical judgment for the determination, applying the terms of the Plan to your medical circumstances, or a statement that such explanation will be provided to you free of charge upon request.

If your claim has been denied, and you want to submit your claim for review, you must follow the Claims Review Procedure in the next question.

What is the Claims Review Procedure?

Upon the denial of your claim for benefits, you may file your claim for review, in writing, with the Administrator.

(a) YOU MUST FILE THE CLAIM FOR REVIEW NO LATER THAN 60 DAYS AFTER YOU HAVE RECEIVED WRITTEN NOTIFICATION OF THE DENIAL OF YOUR CLAIM FOR BENEFITS.

HOWEVER, IF YOUR CLAIM IS FOR DISABILITY BENEFITS AND DISABILITY IS DETERMINED BY A PHYSICIAN, THEN INSTEAD OF THE ABOVE, YOU MUST FILE THE CLAIM FOR REVIEW NO LATER THAN 180 DAYS FOLLOWING RECEIPT OF NOTIFICATION OF AN ADVERSE BENEFIT DETERMINATION.

(b) You may submit written comments, documents, records, and other information relating to your claim for benefits.

(c) You may review all pertinent documents relating to the denial of your claim and submit any issues and comments, in writing, to the Administrator.

(d) You will be provided, upon request and free of charge, reasonable access to, and copies of, all documents, records, and other information relevant to your claim for benefits.

(e) Your claim for review must be given a full and fair review. This review will take into account all comments, documents, records, and other information submitted by you relating to your claim, without regard to whether such information was submitted or considered in the initial benefit determination.

In addition to the Claims Review Procedure above, if your claim is for disability benefits and disability is determined by a physician, then the Claims Review Procedure provides that:

(a) Your claim will be reviewed without deference to the initial adverse benefit determination and the review will be conducted by an appropriate named fiduciary of the Plan who is neither the individual who made the adverse benefit determination that is the subject of the appeal, nor the subordinate of such individual.

(b) In deciding an appeal of any adverse benefit determination that is based in whole or part on medical judgment, the appropriate named fiduciary will consult with a health care professional who has appropriate training and experience in the field of medicine involved in the medical judgment.

(c) Any medical or vocational experts whose advice was obtained on behalf of the Plan in connection with your adverse benefit determination will be identified, without regard to whether the advice was relied upon in making the benefit determination.

(d) The health care professional engaged for purposes of a consultation under (b) above will be an individual who is neither an individual who was consulted in connection with the adverse benefit determination that is the subject of the appeal, nor the subordinate of any such individual.

The Administrator will provide you with written or electronic notification of the Plan's benefit determination on review. The Administrator must provide you with notification of this denial within 60 days after the Administrator's receipt of your written claim for review, unless the Administrator determines that special circumstances require an extension of time for processing your claim. If the Administrator determines that an extension of time for processing is required, written notice of the extension will be furnished to you prior to the termination of the initial 60-day period. In no event will such extension exceed a period of 60 days from the end of the initial period. The extension notice will indicate the special circumstances requiring an extension of time and the date by which the Plan expects to render the determination on review. However, if the claim relates to disability benefits and disability is determined by a physician, then 45 days will apply instead of 60 days in the preceding sentences. In the case of an adverse benefit determination, the notification will set forth:

(a) The specific reason or reasons for the adverse determination.

(b) Reference to the specific Plan provisions on which the benefit determination is based.

(c) A statement that you are entitled to receive, upon request and free of charge, reasonable access to, and copies of, all documents, records, and other information relevant to your claim for benefits.

(d) In the case of disability benefits where disability is determined by a physician:

(i) If an internal rule, guideline, protocol, or other similar criterion was relied upon in making the adverse determination, either the specific rule, guideline, protocol, or other similar criterion; or a statement that such rule, guideline, protocol, or other similar criterion was relied upon in making the adverse determination and that a copy of the rule, guideline, protocol, or other similar criterion will be provided to you free of charge upon request.

(ii) If the adverse benefit determination is based on a medical necessity or experimental treatment or similar exclusion or limit, either an explanation of the scientific or clinical judgment for the determination, applying the terms of the Plan to your medical circumstances, or a statement that such explanation will be provided to you free of charge upon request.

If you have a claim for benefits which is denied, then you may file suit in a state or Federal court. However, in order to do so, you must file the suit no later than 180 days after the Administrator makes a final determination to deny your claim.

What are my rights as a Plan participant?

As a participant in the Plan you are entitled to certain rights and protections under the Employee Retirement Income Security Act of 1974 (ERISA). ERISA provides that all Plan participants are entitled to:

(a) Examine, without charge, at the Administrator's office and at other specified locations, all documents governing the Plan and a copy of the latest annual report (Form 5500 Series) filed by the Plan with the U.S. Department of Labor and available at the Public Disclosure Room of the Employee Benefits Security Administration.

(b) Obtain, upon written request to the Administrator, copies of documents governing the operation of the Plan, including insurance contracts and collective bargaining agreements, and copies of the latest annual report (Form 5500 Series) and updated summary plan description. The Administrator may make a reasonable charge for the copies.

(c) Receive a summary of the Plan's annual financial report. The Administrator is required by law to furnish each participant with a copy of this summary annual report.

(d) Obtain a statement telling you whether you have a right to receive a pension at Normal Retirement Age and, if so, what your benefits would be at Normal Retirement Age if you stop working under the Plan now. If you do not have a right to a pension benefit, the statement will tell you how many years you have to work to earn a right to a pension. THIS STATEMENT MUST BE REQUESTED IN WRITING AND IS NOT REQUIRED TO BE GIVEN MORE THAN ONCE EVERY TWELVE (12) MONTHS. The Plan must provide this statement free of charge.

In addition to creating rights for Plan participants, ERISA imposes duties upon the people who are responsible for the operation of the Plan. The people who operate your Plan, called "fiduciaries" of the Plan, have a duty to do so prudently and in the interest of you and other Plan participants and beneficiaries. No one, including your Employer or any other person, may fire you or otherwise discriminate against you in any way to prevent you from obtaining a pension benefit or exercising your rights under ERISA.

If your claim for a pension benefit is denied or ignored, in whole or in part, you have a right to know why this was done, to obtain copies of documents relating to the decision without charge, and to appeal any denial, all within certain time schedules.

Under ERISA, there are steps you can take to enforce the above rights. For instance, if you request a copy of Plan documents or the latest annual report from the Plan and do not receive them within 30 days, you may file suit in a Federal court. In such a case, the court may require the Administrator to provide the materials and pay you up to $110.00 a day until you receive the materials, unless the materials were not sent because of reasons beyond the control of the Administrator.

If you have a claim for benefits which is denied or ignored, in whole or in part, you may file suit in a state or Federal court. In addition, if you disagree with the Plan's decision or lack thereof concerning the qualified status of a domestic relations order or a medical child support order, you may file suit in Federal court. You and your beneficiaries can obtain, without charge, a copy of the qualified domestic relations order ("QDRO") procedures from the Administrator.

If it should happen that the Plan's fiduciaries misuse the Plan's money, or if you are discriminated against for asserting your rights, you may seek assistance from the U.S. Department of Labor, or you may file suit in a Federal court. The court will decide who should pay court costs and legal fees. If you are successful, the court may order the person you have sued to pay these costs and fees. The court may order you to pay these costs and fees if you lose or if, for example, it finds your claim is frivolous.

What can I do if I have questions or my rights are violated?

If you have any questions about the Plan, you should contact the Administrator. If you have any questions about this statement or about your rights under ERISA, or if you need assistance in obtaining documents from the Administrator, you should contact the nearest office of the Employee Benefits Security Administration, U.S. Department of Labor, listed in the telephone directory or the Division of Technical Assistance and Inquiries, Employee Benefits Security Administration, U.S. Department of Labor, 200 Constitution Avenue, N.W., Washington, D.C. 20210. You may also obtain certain publications about your rights and responsibilities under ERISA by calling the publications hotline of the Employee Benefits Security Administration.

ARTICLE XII
GENERAL INFORMATION ABOUT THE PLAN

There is certain general information which you may need to know about the Plan. This information has been summarized for you in this Article.

Plan Name

The full name of the Plan is Victory Bank 401(k) Retirement Plan.

Plan Number

Your Employer has assigned Plan Number 001 to your Plan.

Plan Effective Dates

The provisions of the Plan become effective on January 1, 2009.

Other Plan Information

Valuations of the Plan assets are generally made every business day. Certain distributions are based on the Anniversary Date of the Plan. This date is the last day of the Plan Year.

The Plan's records are maintained on a twelve-month period of time. This is known as the Plan Year. The Plan Year begins on January 1st and ends on December 31st.

The Plan and Trust will be governed by the laws of Pennsylvania to the extent not governed by federal law.

Benefits provided by the Plan are NOT insured by the Pension Benefit Guaranty Corporation (PBGC) under Title IV of the Employee Retirement Income Security Act of 1974 because the insurance provisions under ERISA are not applicable to this type of Plan.

Service of legal process may be made upon your Employer. Service of legal process may also be made upon the Trustee or Administrator.

Employer Information

Your Employer's name, address and identification number are:

The Victory Bank
548 North Lewis Road
Limerick, Pennsylvania 19468
20.4916548

Plan Administrator Information

The Plan's Administrator is responsible for the day-to-day administration and operation of the Plan. For example, the Administrator maintains the Plan records, including your account information, provides you with the forms you need to complete for Plan participation, and directs the payment of your account at the appropriate time. The Administrator will also allow you to review the formal Plan document and certain other materials related to the Plan. If you have any questions about the Plan or your participation, you should contact the Administrator. The Administrator may designate other parties to perform some duties of the Administrator.

The Administrator has the complete power, in its sole discretion, to determine all questions arising in connection with the administration, interpretation, and application of the Plan (and any related documents and underlying policies). Any such determination by the Administrator is conclusive and binding upon all persons.

The name, address and business telephone number of the Plan's Administrator are:

The Victory Bank
548 North Lewis Road
Limerick, Pennsylvania 19468
610.948.9000

Plan Trustee Information and Plan Funding Medium

All money that is contributed to the Plan is held in a trust fund. The Trustees are responsible for the safekeeping of the trust fund and must hold and invest Plan assets in a prudent manner and in the best interest of you and your beneficiaries. The trust fund established by the Plan's Trustee(s) will be the funding medium used for the accumulation of assets from which benefits will be distributed. While all the Plan assets are held in a trust fund, the Administrator separately accounts for each Participant's interest in the Plan.

The names and address of the Plan's Trustees are:

Robert H. Schultz, Trustee
Richard L. Graver, Trustee
548 North Lewis Road
Limerick, Pennsylvania 19468

The Trustees shall collectively be referred to as Trustee throughout this Summary Plan Description.

VICTORY BANK 401(K) RETIREMENT PLAN

COMMON QUESTIONS ABOUT OUR 401(K) PLAN

Introduction

The following questions and answers highlight some of the important parts of our Plan. Remember, these are only highlights. The Summary Plan Description ("SPD") describes the Plan in much greater detail. If you have any questions about these highlights, the SPD, or the Plan, you should ask the Plan Administrator.

Q. Why is your Employer sponsoring a 401(k) plan?

A. Your Employer is sponsoring this Plan so that you may save for retirement. This Plan is a type of qualified retirement plan commonly referred to as a 401(k) plan. As a participant under the Plan, you may elect to contribute a portion of your compensation to the Plan. In addition, your Employer may make contributions to the Plan on your behalf.

Q. How do I participate in the Plan?

A. Provided you are not an Excluded Employee, you may begin participating under the Plan once you have satisfied the eligibility requirements and reached your "Entry Date." The following describes the eligibility requirements and Entry Date that apply.

Salary Deferrals and Rollover Contributions

Excluded Employees. If you are a member of a class of employees identified below, you are an Excluded Employee and you are not entitled to participate in the Plan for purposes of salary deferrals and rollover contributions. The Excluded Employees are:

- union employees whose employment is governed by a collective bargaining agreement under which retirement benefits were the subject of good faith bargaining

- certain nonresident aliens who have no earned income from sources within the United States

Eligibility Conditions. You will be eligible to participate for purposes of salary deferrals and rollover contributions when you have satisfied the following eligibility condition(s). However, you will actually enter the Plan once you reach the Entry Date as described below.

- attainment of age 18.

Entry Date. For purposes of salary deferrals and rollover contributions, your Entry Date will be the date on which you satisfy the eligibility requirements.

Matching Contributions

Excluded Employees. If you are a member of a class of employees identified below, you are an Excluded Employee and you are not entitled to participate in the Plan for purposes of matching contributions. The Excluded Employees are:

- union employees whose employment is governed by a collective bargaining agreement under which retirement benefits were the subject of good faith bargaining

- certain nonresident aliens who have no earned income from sources within the United States

Eligibility Conditions. You will be eligible to participate for purposes of matching contributions when you have satisfied the following eligibility condition(s). However, you will actually enter the Plan once you reach the Entry Date as described below.

- attainment of age 18.

Entry Date. For purposes of matching contributions, your Entry Date will be the date on which you satisfy the eligibility requirements.

Profit Sharing Contributions

Excluded Employees. If you are a member of a class of employees identified below, you are an Excluded Employee and you are not entitled to participate in the Plan for purposes of profit sharing contributions. The Excluded Employees are:

- union employees whose employment is governed by a collective bargaining agreement under which retirement benefits were the subject of good faith bargaining

- certain nonresident aliens who have no earned income from sources within the United States

Eligibility Conditions. You will be eligible to participate for purposes of profit sharing contributions when you have satisfied the following eligibility condition(s). However, you will actually enter the Plan once you reach the Entry Date as described below.

- attainment of age 18

Entry Date. For purposes of profit sharing contributions, your Entry Date will be the date on which you satisfy the eligibility requirements.

Q. What are salary deferrals and how do I contribute them to the Plan?

A. **Salary Deferrals.** As a participant under the Plan, you may elect to reduce your compensation by a specific percentage or dollar amount and have that amount contributed to the Plan as a salary deferral. There are two types of salary deferrals: Pre-Tax 401(k) deferrals and Roth 401(k) deferrals. For purposes of this SPD, "salary deferrals" generally means both Pre-Tax 401(k) deferrals and Roth 401(k) deferrals. Regardless of the type of deferral you make, the amount you defer is counted as compensation for purposes of Social Security taxes.

Pre-Tax 401(k) Deferrals. If you elect to make Pre-Tax 401(k) deferrals, then your taxable income is reduced by the deferral contributions so you pay less in federal income taxes. Later, when the Plan distributes the deferrals and earnings, you will pay the taxes on those deferrals and the earnings. Therefore, with a Regular 401(k) deferral, federal income taxes on the deferral contributions and on the earnings are only postponed. Eventually, you will have to pay taxes on these amounts.

Roth 401(k) Deferrals. If you elect to make Roth 401(k) deferrals, the deferrals are subject to federal income taxes in the year of deferral. However, the deferrals and, in most cases, the earnings on the deferrals are not subject to federal income taxes when distributed to you. In order for the earnings to be tax free, you must meet certain conditions. See "What are my tax consequences when I receive a distribution from the Plan?"

You may receive additional amounts from your Employer if you do contribute.

Q. When will I receive payments from the Plan?

A. The Plan is designed to encourage you to stay with the Employer until retirement. Payment will generally occur at your Normal Retirement Date, unless you postpone your actual retirement. Your Normal Retirement Date is the date on which you attain your Normal Retirement Age. You will attain your Normal Retirement Age when you reach your 65th birthday.

Q. How much will I be paid when I retire?

A. The amount you are paid when you retire will be based upon the amount of money your Employer has put into the Plan for you (including your salary deferrals), plus or minus any earnings or losses. You should review the Article in the SPD entitled "Employer Contributions" for an explanation of how your Employer makes contributions to the Plan and how they are shared by eligible employees.

Q. How will payments be made when I retire?

A. If your vested account balance does not exceed $5,000, then your vested account balance may only be distributed to you in a single lump-sum payment. In determining whether your vested account balance exceeds the $5,000 threshold, "rollovers" (and any earnings allocable to "rollover" contributions) will be taken into account.

In addition, if your vested account balance exceeds $1,000, you must consent to any distribution before it may be made. If your vested account balance exceeds $5,000, you may elect to receive a distribution of your vested account balance in:

- a single lump-sum payment

- partial withdrawals or installments but only with respect to minimum required distributions, over a period of not more than your assumed life expectancy (or your and your beneficiary's assumed life expectancies).

You should review the Article in the SPD entitled "Benefits and Distributions Upon Termination of Employment" for a further explanation of the rules associated with the payment of benefits.

Q. What if I stop working before I retire?

A. If you stop working before you retire, you will only be entitled to the "vested percentage" of your account balance.

100% vested contributions. You are always 100% vested (which means that you are entitled to all of the amounts) in your accounts attributable to the following contributions:

- salary deferrals including Roth 401(k) deferrals and catch-up contributions
- rollover contributions

Vesting schedules. Your "vested percentage" for certain Employer contributions is based on vesting Years of Service. This means at the time you stop working, your account balance (attributable to contributions subject to a vesting schedule) is multiplied by your vested percentage. The result, when added to the amounts that are always 100% vested as shown above, is your vested interest in the Plan, which is what you will actually receive from the Plan. You will always, however, be 100% vested if you are employed on or after your Normal Retirement Age or if you die or become disabled.

Your "vested percentage" in your account attributable to profit sharing contributions is determined under the following schedule.

Vesting Schedule
Profit Sharing Contributions

Years of Service	Percentage
1	25%
2	50%
3	75%
4	100%

Your "vested percentage" in your account attributable to matching contributions is determined under the following schedule.

Vesting Schedule
Matching Contributions

Years of Service	Percentage
1	25%
2	50%
3	75%
4	100%

Q. If I stop working before retirement, when will my vested amount be paid?

A. If your employment terminates for reasons other than death, disability or normal retirement, you will be entitled to receive only the "vested percentage" of your account balance.

You may elect to have your vested account balance distributed to you as soon as administratively feasible following your termination of employment. (See the question entitled "How will my benefits be paid to me?" for additional information.)

Q. What if I die before I retire?

A. Your beneficiary will be entitled to 100% of your interest in the Plan upon your death. If you are single, you may name anyone you like to be your beneficiary. If you are married, your spouse is your beneficiary with respect to 100% of your death benefit unless you and your spouse name someone else as your beneficiary. You should review the question entitled "Who is the beneficiary of my death benefit?" in the SPD.

Q. Can I withdraw money from the Plan while I'm still working?

A. Generally you may receive a distribution from the Plan prior to your termination of employment provided you satisfy any of the following conditions:

- you have attained age 59.5.
- you have reached Normal Retirement Age.

This distribution is not in addition to your other benefits and will therefore reduce the value of the benefits you will receive at retirement.

In certain instances you may also receive an in-service distribution if you incur a financial hardship. This hardship distribution is not in addition to your other benefits and will therefore reduce the value of the benefits you will receive at retirement.

There are various rules and restrictions regarding withdrawing money from your accounts in the Plan while you are still employed. Please review the SPD for more information on these rules and restrictions.

NOTE: THESE QUESTIONS AND ANSWERS ARE NOT MEANT TO BE A SUBSTITUTE FOR A THOROUGH READING OF THE SUMMARY PLAN DESCRIPTION. THE PROVISIONS OF THE 401(k) PLAN ARE VERY COMPLEX. IT IS NOT POSSIBLE TO FULLY EXPLAIN ALL ASPECTS OF THE PLAN IN THESE SHORT QUESTIONS AND ANSWERS. YOU SHOULD ALWAYS CONSULT THE SUMMARY PLAN DESCRIPTION IF YOU HAVE ANY QUESTIONS ABOUT THE PLAN. IF, AFTER READING THE SUMMARY PLAN DESCRIPTION, YOU STILL HAVE QUESTIONS, YOU SHOULD CONTACT THE PLAN ADMINISTRATOR.

9

SUBSCRIPTION ESCROW AGREEMENT

THIS SUBSCRIPTION ESCROW AGREEMENT (the "Agreement") is made and entered into as of the ________ day of April, 2015, by and between THE VICTORY BANCORP, INC. a Pennsylvania corporation (the "Company") of Limerick, Pennsylvania and ATLANTIC CENTRAL BANKERS BANK a/k/a ACBB, a Pennsylvania banking institution (the "Escrow Deposit Agent") of Camp Hill, Pennsylvania.

WITNESSETH:

WHEREAS, the Company plans to offer to investors a minimum of 500,000 shares and a maximum of 729,927 shares of voting common stock, par value $1.00 per share ("Common Stock") at the offering price of $6.85 per share, with a minimum individual purchase of 1,460 shares of Common Stock subject to no subscriber owning more than 9.9% of the Company's common stock shares outstanding after the Offering;

WHEREAS, unless subscriptions to purchase at least 437,957 of the shares of Common Stock are received on or before __________, 2015 or as extended until __________, 2015, the funds received from prospective investors for the purchase of the Common Stock are to be returned to them;

WHEREAS, the Company desires to provide for the safekeeping of the proceeds from the offering until such time as the closing for the Offering takes place between the Company and the Escrow Agent; and,

WHEREAS, the Escrow Deposit Agent is willing to receive and to hold all proceeds to be deposited pursuant hereto in escrow for the Company, upon the terms specified herein;

NOW, THEREFORE, in consideration of the mutual promises set forth herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, intending to be legally bound hereby, the parties covenant and agree as follows:

FIRST:

A. Each subscriber shall deliver to the New Millennium Bank a dated and executed Subscription Agreement, a check, bank draft, money order or wire transfer of immediately available funds made payable, in United States currency, to ACBB – Escrow Agent for New Millennium Bank in the amount of funds required to purchase the stock under subscription and other documents pursuant

to the subscription procedure described in the Offering Circular prepared by the Company. The Company shall promptly forward each such check, bank draft or money order and subscription agreement to the Escrow Deposit Agent for collection after acceptance by the Company.

Except for any funds pledged by certain subscribers to the Escrow Deposit Agent as collateral security for loans from the Escrow Deposit Agent to those subscribers, all funds so deposited shall remain the property of the subscribers according to their respective interests and shall not be subject to any lien or charge by Escrow Deposit Agent or by judgment or creditors' claims against the Company until released to the Company in accordance with Section 2 (B) hereof.

SECOND:

A. The Escrow Deposit Agent shall hold all funds received by it hereunder from or on behalf of subscribers in a separate account for the offering of the Company. The Escrow Deposit Agent shall invest all funds in one or more certificates of deposit, Fed Funds or money market account. ACBB shall invest in Fed Funds, unless otherwise instructed by the Company.

B. When the Company shall have notified the Escrow Deposit Agent in writing that the closing for

the Offering has been completed, the Escrow Deposit Agent shall pay to the Company (or to such person(s) for the benefit of the Bank as the Bank may designate), at a designated time, the proceeds received by the Escrow Deposit Agent from the subscription of Common Stock, including all interest or other income earned thereon.

C. In the event that by _____, 2015, or as extended until ____________, 2015, the Closing for the Offering has not been completed, or if the Company has terminated the stock offering for any reason whatsoever, then the Company shall request (by a certified copy of a resolution to this effect adopted by the Board of Directors of the Company) the Escrow Deposit Agent to remit to the subscribers for the Common Stock the respective amounts of their funds received hereunder, together with their interest or other income earned on such amounts, if any. The Company shall give the Escrow Deposit Agent notice in writing at least five (5) business days prior to any additional period of extension of the stock offering described hereunder.

THIRD:

A. The Escrow Deposit Agent shall not be liable to the Company for any error of judgment or for

any act done or omitted by it in good faith or for anything which it may in good faith do or refrain from doing in connection with this Agreement, except in the event of gross negligence or willful

misconduct. The Escrow Deposit Agent is authorized to act on any document believed by it in good faith to be executed by the proper party and will incur no liability to the Company in so acting unless such action or belief is grossly negligent. In the event of any presentation of adverse claims or demands in connection with this Agreement, the Escrow Deposit Agent shall, at its option, be entitled to refuse to comply with any claims or demands during the continuance of the Agreement and may refrain from

delivering any item or paying any sums affected thereby and in so doing the Escrow Deposit Agent shall not become liable to the Company or the subscribers. The Escrow Deposit Agent shall be entitled to continue, without liability, to so refrain or refuse to act (1) until all rights of the adverse claimants have been finally adjudicated (including all appeals) by a court having jurisdiction over the parties, after

which the Escrow Deposit Agent shall be required to act in conformity with such adjudication or (2) until all adverse claims shall be adjusted by agreement and the Escrow Deposit Agent shall have been notified thereof and shall have been directed in writing by all parties making adverse claims or demands, at which time the Escrow Deposit Agent shall be entitled and required to act in conformity with such agreement. Alternatively, the Escrow Deposit Agent shall have the right to tender into the custody of the Court of Common Pleas of and for Cumberland County in the Commonwealth of Pennsylvania all of the escrow funds held under this Agreement, together with such legal pleadings as it deems appropriate, and the Escrow Deposit Agent shall thereupon be discharged from all further duties and liabilities under this Agreement.

B. The Company hereby agrees to indemnify and hold the Escrow Deposit Agent harmless against

any and all losses, damages, liabilities and expenses, including reasonable attorneys' fees and disbursements, suffered by the Escrow Deposit Agent in the performance of its duties hereunder, except those which arise from gross negligence, willful misconduct or breach of fiduciary duty by the Escrow Deposit Agent. The parties hereby agree that the Escrow Deposit Agent may serve without bond.

C. It is agreed that the Escrow Deposit Agent's duties are only such as are herein specifically provided. The Escrow Deposit Agent shall have no responsibility (1) for the disposition or investment of funds by the Company after they are transferred by the Escrow Deposit Agent to the Company pursuant to Part B of Article Second hereof or (2) to determine that the share certificates representing Common Stock are issued and delivered to the subscribers. The Escrow Deposit Agent shall not be

required to institute legal proceedings of any kind. The Escrow Deposit Agent will not incur any liability to the Company in acting in accordance with any written or oral instructions given to it hereunder by an authorized representative of the Company. The Escrow Deposit Agent shall be under no duty or have any liability with respect to the escrow account, other than those duties imposed by this Agreement and by applicable statute or law within the Commonwealth of Pennsylvania.

FOURTH:

Anything to the contrary contained herein notwithstanding, the Escrow Deposit Agent may be discharged from its duties under this Agreement upon notice of such discharge from the Company. Upon the discharge of the Escrow Deposit Agent, the Escrow Deposit Agent shall deliver all funds held hereunder to a person or persons designated by the Company, and this Agreement shall terminate.

FIFTH:

A. The Company agrees to pay to the Escrow Deposit Agent as compensation for its services hereunder a non-refundable fee in the sum of two thousand five hundred dollars ($2,500) promptly after execution of this Agreement. This fee includes the return of funds to up to 25 subscribers in the event that the Escrow Deposit Agent is required to remit to the subscribers for the shares, the respective amounts of their funds received under this Agreement in accordance with Part C of Article Second. Should funds returned exceed the 25 subscriber limit, an additional fee will be assessed in the amount of $10 per return. In addition, in the event that Escrow Deposit Agent is required to remit to the subscribers for the Common Stock the respective amounts of their funds received under this Agreement in accordance with Part C of Article Second, the Company agrees to pay to the Escrow Deposit Agent, prior to the remission of such funds, a fee sufficient to cover the cost of returning these funds via registered mail, for each subscriber to whom funds are to be remitted, unless the Company opts to return the funds in some other acceptable manner. The Company also agrees to pay to the Escrow Deposit Agent all reasonable out-of-pocket expenses incurred in the performance of its duties hereunder, including reasonable attorneys' fees in the event of any controversy arising in connection with such performance other than as a result of gross negligence, willful misconduct or breach of fiduciary duty by the Escrow Deposit Agent.

B. It is understood that the fees and charges agreed upon for the Escrow Deposit Agent's services hereunder shall be considered compensation for its ordinary services as contemplated by this Agreement, and, in the event the Escrow Deposit Agent renders any service not provided for in this Agreement at the request of the Company, or there is any modification hereof, or any controversy arises hereunder, or the Escrow Deposit Agent is made a party to, or intervenes in, any litigation

pertaining to this Agreement or the subject matter hereof, the Escrow Deposit Agent shall be reasonably compensated for such extraordinary services and reimbursed for all reasonable costs and expenses incurred by the Escrow Deposit Agent in connection therewith.

SIXTH:

If, after receipt by the Escrow Deposit Agent of any check or instrument hereunder, the Escrow Deposit Agent informs the Company that such check or instrument has been entered for collection by it hereunder, and such check or instrument is uncollectible, and payment of the funds represented by such check or instrument has been made by the Escrow Deposit Agent, the Company shall immediately

reimburse the Escrow Deposit Agent for such payment, and the Escrow Deposit Agent shall deliver the returned check or instrument to the Company; provided, however, that nothing contained herein shall require or permit the Escrow Deposit Agent to invest or pay out funds which it has reason to believe are uncollectible; and provided further that nothing contained herein shall place any responsibility upon the Escrow Deposit Agent for collecting returned checks or instruments or advancing its own funds in payment of any checks or instruments.

SEVENTH:

All distributions by the Escrow Deposit Agent to subscribers pursuant to this Agreement shall be made by check, payable to the order of each respective subscriber, sent by registered mail, return receipt requested (if such method is available, otherwise by first class mail), to the address provided to the Escrow Deposit Agent on the subscription order form. All payments by the Escrow Deposit Agent to the Company shall be made in immediately available funds, if and to the extent that the funds on deposit with the Escrow Deposit Agent are immediately available at the time of such payment.

EIGHTH:

Except as specifically provided otherwise herein, all notices, communications and instruction required or desired to be given under this Agreement shall be in writing and shall be deemed to be duly given if delivered personally or sent by registered or certified mail, return receipt requested, to the following addresses:

To the Escrow Deposit Agent:

Bernadette M. Kibe
AVP, Financial Institution, Commercial Loan Officer
Atlantic Central Bankers Bank
P.O. Box 1109
Camp Hill, PA 17001-1109

To the Bank:

Mr. Joseph W. Major
Chairman and Chief Executive Officer
The Victory Bancorp, Inc.
548 North Lewis Road
Limerick, Pennsylvania 19468
(610) 948-9000

or to such other address as either party designates to the other party.

NINTH:

The Company hereby certifies to the Escrow Deposit Agent that ________________ or ___________________ has the authority to act on behalf of the Company in connection with this Agreement. The Escrow Deposit Agent may act in reliance on such certification upon the instructions or directions given to it in accordance with the terms of this Agreement by either of them.

TENTH:

The Escrow Deposit Agent shall keep a continuous record of the names and addresses of the subscribers for Common Stock, as furnished by the Company, the number of shares subscribed for by each such person and the amount of funds received from or on behalf of each subscriber. The Company agrees to notify the Escrow Deposit Agent promptly upon the Company's receipt of notice of a change of address of any subscriber or a change of ownership of subscriptions to the Common Stock.

ELEVENTH:

This Agreement shall be deemed to be an agreement made under the laws of the Commonwealth of Pennsylvania and shall be construed and enforced in accordance with, and governed by, the laws of the Commonwealth of Pennsylvania.

TWELFTH:

This Agreement constitutes and contains the entire agreement of the parties with respect to the subject matter hereof and supersedes and cancels any prior agreements or understandings between the parties with respect thereto. This Agreement may be amended only by written instrument executed by both of the parties hereto. Unless sooner terminated pursuant to Article Fourth hereof, this Agreement shall remain in effect until such time as all funds received by the Escrow Deposit Agent hereunder and any interest or other income earned thereon have been distributed by the Escrow Deposit Agent pursuant to the terms of the Agreement.

IN WITNESS WHEREOF, the parties have duly executed this Agreement as of the date first written above.

Attest:
(Seal of Company)

______________________________by______________________________

Joseph W. Major
THE VICTORY BANCORP, INC.

Attest:
(Seal of Bank)

______________________________by______________________________

ATLANTIC CENTRAL BANKERS BANK
Jon S. Evans
President, CEO

IMPORTANT POINTS OF CLARIFICATION REGARDING ESCROW ACCOUNTS

1. When opening the escrow account, the Bank/Bank Holding Company should provide the completed and signed escrow agreement to ACBB along with payment for the escrow account fee, final Offering Circular/Private Placement Memorandum, ACBB Checking Account Resolution and a Resolution that identifies who has authority to provide ACBB with instructions and that the institution's Board has approved the use of ACBB as escrow agent.
2. ACBB will not provide instructions to the Bank/Bank Holding Company or its potential investors regarding the completion of the Subscription Agreement.
3. The Bank/Bank Holding Company is solely responsible for its own regulatory and compliance due diligence.
4. ACBB is not a transfer agent and does not print the stock certificates. Registration of those stock certificates must match the submitted Subscription Agreement and it is the responsibility of the Bank/Bank Holding Company to assure that the registration is correct and that the stock certificates are issued to investors.
5. If investors are instructed to send funds directly to ACBB (the Escrow Agent), the Offering Circular and Subscription Agreement should instruct investors to make their checks payable as follows: "ACBB – Escrow Agent for (your Bank/Bank Holding Company name) and mail them to ACBB, PO Box 1109, Camp Hill, PA 17001-1109.
6. When the Bank/Bank Holding Company is sending the subscriptions and funds to ACBB, please paper clip (do not staple) the check to the subscription agreement.
7. When the Bank/Bank Holding Company is sending the subscriptions and funds to ACBB, be consistent with regards to what is sent to ACBB. Either always send a photocopy of the subscription agreements, or always send the original.
8. When the Bank/Bank Holding Company is sending the subscriptions and funds to ACBB, provide a letter documenting all Subscriptions and/or checks in deposit/mailing. Please also provide your contact information: Name, phone number, fax number, email address, etc.
9. When the Bank/Bank Holding Company is sending the subscriptions and funds to ACBB, Mail or overnight the deposits to (it is recommended that the mailings be sent in such a manner that the packages can be tracked should the need arise.):

   Bernadette Kibe, AVP, Financial Institution Services
   Atlantic Central Bankers Bank
   1400 Market Street
   Camp Hill, Pennsylvania 17011
   717.441.4518 - direct
   717.737.1628 – facsimile
10. If investors are instructed to send funds to the Bank/Bank Holding Company, and to make their checks payable to the Bank/Bank Holding Company, the checks must be endorsed prior to sending them to ACBB. Do not include your escrow account number in your endorsement. You may include the phrase "For Deposit Only" in your endorsement.
11. If investors are instructed to send their Subscription Agreements and funds directly to ACBB, and ACBB's Business Reply Permit is NOT being used, use the following address in your Offering Circular and Subscription Agreement instructions:

    Atlantic Central Bankers Bank
    Escrow Agent for (your bank name)
    P. O. Box 1109
    Camp Hill, PA 17001-1109
12. Funds and the Subscription Agreement should be sent to ACBB at the same time.

13. Funds received by check will begin accruing interest 2 days after the deposit is made.
14. Funds received by wire will begin accruing interest the day the wire is received.
15. If funds are sent via wire, the Subscription Agreement should be submitted to ACBB as soon as possible. The wire instructions are as follows:
    Atlantic Central Bankers Bank
    ABA#: 031301752
    Beneficiary: [your bank/holding company name] Escrow Account #
    for further benefit to [investor name(s)]
16. ACBB does have a Business Reply Permit, which is renewable annually. Those groups that wish to use our Business Reply Permit, and preprint envelopes with our address, may incur an additional expense equal to the fee we are assessed for the permit. Additionally, the Bank/Bank Holding Company will be charged for the postage incurred by ACBB.
17. ACBB will advise the Bank/Bank Holding Company if there are questions regarding the information provided on the Subscription Agreement, any missing or additional information that is needed. The Bank/Bank Holding Company will be responsible to obtaining this information for the escrow deposit agent.
18. Subscription checks returned as NSF, or for any other reason, will be debited from the account and returned to the institution via US Mail. Any overnight or certified mailing fees and a $35 returned check fee will be charged to the Bank/Bank Holding Company.
19. You will be provided with a daily statement of all account activity via U.S. mail.
20. A report of all subscriptions received will be provided via secure email on a weekly basis.
21. In the event that a modification is needed to the Subscription Escrow Agreement, the Bank/Bank Holding Company may be assessed an additional fee equal to any charge to ACBB by legal counsel.
22. Any future modifications to the Offering, amendments to the escrow agreement, extensions to the offering period, etc require the submission of a Resolution from the Board/Organizing Group.
23. ACBB will send a 1099 to any investor that receives any or all interest accrued on their investment when applicable.
24. A fee will be assessed for any checks that ACBB is instructed to issue in relation to the escrow account for rescissions or any other purpose. There will be no fee for the issuance of up to 25 checks. A $10 per check fee will be assessed for any checks issued beyond 25.
25. Any required regulatory approvals must be submitted to ACBB prior to breaking escrow, along with a letter from the Bank/Bank Holding Company that certifies that all conditions of the Offering/Private Placement Memorandum have been met and provides authorization and instructions regarding the "breaking" of escrow.
26. Contact information regarding your escrow account:
    Bernadette Kibe, AVP, Financial Institution, Commercial Loan Officer
    Direct 717-441-4518
    Fax 717-737-1628
    Email: bkibe@atlanticcentral.com

10

Accountants' Acknowledgment

The Victory Bancorp, Inc.
Limerick, Pennsylvania

We hereby agree to the inclusion in this offering circular of our report dated April 13, 2015, on our audit of the consolidated financial statements of The Victory Bancorp, Inc.

BDO USA, LLP

Harrisburg, Pennsylvania
April 22, 2015

11

KILPATRICK TOWNSEND
ATTORNEYS AT LAW

KILPATRICK TOWNSEND & STOCKTON LLP
www.kilpatricktownsend.com

direct dial 202 508 5884
direct fax 202 204 5611
cgattuso@kilpatricktownsend.com

April 22, 2015

Board of Directors
The Victory Bancorp, Inc.
548 North Lewis Road
Limerick, Pennsylvania 19468

Ladies and Gentlemen:

We have acted as counsel to The Victory Bancorp, Inc., a Pennsylvania corporation (the "Company"), in connection with the Offering Statement on Form 1-A (the "Offering Statement"), related to the sale of 729,927 shares of common stock, $1.00 par value per share, of the Company (the "Shares") initially filed with the Securities and Exchange Commission on April __, 2015. The Offering Statement relates to the sale of the Shares in the manner described in the Offering Circular which is part of the Offering Statement.

We have reviewed the Offering Statement, the Offering Circular and the corporate proceedings of the Company with respect to the authorization of the issuance of the Shares. We have also examined originals or copies of such documents, corporate records, certificates of public officials and other instruments, and have conducted such other investigations of law and fact as we have deemed necessary or advisable for purposes of our opinion. In our examination, we have assumed, without verification, the genuineness of all signatures, the authenticity of all documents and instruments submitted to us as originals, the conformity to the originals of all documents and instruments submitted to us as certified or conformed copies and the accuracy and completeness of all corporate records and documents and of all certificates and statements of fact, in each case given or made available to us by the Company or its subsidiary, The Victory Bank.

This opinion is limited solely to the corporate laws of the Commonwealth of Pennsylvania. We express no opinion with respect to the applicability, or the effect thereon, of the Blue Sky laws or regulations of any state or other jurisdiction, the laws of any state or other jurisdiction or as to any matters of municipal law or the laws of any local agencies within any state.

For purposes of this opinion, we have assumed that, prior to the issuance of any of the Shares, the Offering Statement, as finally amended, will have been deemed qualified by the Securities and Exchange Commission.

Based upon and subject to the foregoing, it is our opinion that the Shares, when issued and sold in the manner described in the Offering Statement, will be validly issued, fully paid and nonassessable.

We hereby consent to the filing of this opinion as an exhibit to the Offering Statement and to the reference to our firm under the heading "Legal and Tax Opinions" in the Offering Circular which is part of the Offering Statement, as such may be amended or supplemented. In giving such consent, we do not hereby admit that we are experts or are otherwise within the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended, or the rules or regulations of the Securities and Exchange Commission thereunder.

We assume no obligation to advise you of any events that occur after the date of this opinion letter. This opinion may not be referred to in any document without our prior express written consent.

Very truly yours,

KILPATRICK TOWNSEND & STOCKTON LLP



Christina M. Gattuso, a Partner